Form 20-F
period 2021-10-31
ARRAS MINERALS CORP.
filed 2022-02-17
CIK 1855743

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended October 31, 2021

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from ______________________________ to ______________________________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report _______________________________________________

Commission File Number: 000-56306

Arras Minerals Corp.

(Exact name of registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

British Columbia

(Jurisdiction of incorporation or organization)

777 Dunsmuir Street, Suite 1610

Vancouver, British Columbia V7Y 1K4

Canada

(Address of principal executive office)

Timothy T. Barry

Chief Executive Officer

777 Dunsmuir Street, Suite 1610

Vancouver, British Columbia V7Y 1K4

Canada

Tel: (604) 687-5800

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Copies to:

Brian Boonstra

Davis Graham & Stubbs LLP

1550 Seventeenth Street, Suite 500

Denver, CO 80202

Tel: (303) 892-7348

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered

Securities for which there is a reporting obligation pursuant to Section 12(g) of the Act.

Common Shares, without par value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. None.

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 47,803,100 common shares, without par value, as of October 31, 2021

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☐ No ☒

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

TABLE OF CONTENTS

INTRODUCTION AND USE OF CERTAIN TERMS

We have prepared this annual report on Form 20-F (this “Annual Report”) using a number of conventions, which you should consider when reading the information contained herein. In this Annual Report, the “Company,” “we,” “us,” “our” and “Arras” shall refer to Arras Minerals Corp. as the context may require. As used in this Annual Report, the terms “Mineral Resource,” “Measured Mineral Resource,” “Indicated Mineral Resource,” “Measured Mineral Resource,” and “Inferred Mineral Resource” and any grammatical variations thereof are based on the definitions of such terms set forth in Item 1300 of Regulation S-K.

The Company was incorporated under the Business Corporations Act (British Columbia) on February 5, 2021 as a wholly owned subsidiary of Silver Bull Resources, Inc. (“Silver Bull”). Arras was formed to hold Silver Bull’s interests in the Beskauga Project located in Kazakhstan. On March 19, 2021, Silver Bull transferred its Kazakh assets to the Company pursuant to the terms of an Asset Purchase Agreement (the “APA”) in exchange for the issuance of 36,000,000 common shares of the Company to Silver Bull (the “Asset Transfer”). On May 25, 2021, Silver Bull announced plans to spin off substantially all of its shares of Arras to the Silver Bull shareholders. On September 24, 2021, Silver Bull distributed approximately 34.5 million of our common shares to its shareholders by way of a special dividend, on the basis of one common share for each share of common stock in the capital of Silver Bull held by such shareholders (the “Distribution,” and together with the Asset Transfer, the “Spin-off”).

We publish financial statements expressed in U.S. dollars. Our financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

MARKET INFORMATION

This Annual Report contains industry and market data prepared by our management on the basis of such industry sources and our management’s knowledge of and experience in the industry and markets in which we operate (including management’s estimates and assumptions relating to such industry and markets based on that knowledge). Our management has developed its knowledge of such industry and markets through its experience and participation in these markets.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report uses certain statements that may be deemed to be “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the United States Private Securities Litigation Reform Act of 1995, and “forward-looking information” within the meaning of applicable Canadian securities legislation. We use words such as “anticipate,” “continue,” “likely,” “estimate,” “expect,” “may,” “will,” “projection,” “should,” “believe,” “potential,” “could,” or similar words suggesting future outcomes (including negative and grammatical variations) to identify forward-looking statements. These statements include statements regarding the following, among other things:

●	the sufficiency of our existing cash resources to enable us to continue our operations as a going concern;
●	future exploration expenditures on the Beskauga Property, the potential exercise of the Beskauga Option and potential bonus payments under the Beskauga Option Agreement;
●	the prospects of entering the development or production stage with respect to any of our projects;
●	our planned activities at the Beskauga Project in 2021 and beyond;
●	whether any part of the Beskauga Project will ever be confirmed or converted into Regulation S-K 1300-compliant “reserves”;
●	our ability to obtain and hold additional concessions in the Beskauga Project area;
●	the timing, duration and overall impact of the novel coronavirus (“COVID-19”) pandemic on the Company’s business;
●	the sufficiency of our surface rights in respect of the Beskauga Property if a mining operation is determined to be feasible;
●	the potential acquisition of additional mineral properties or property concessions;
●	the impact of recent accounting pronouncements on our financial position, results of operations or cash flows and disclosures;
●	our ability to raise additional capital and/or pursue additional strategic options, and the potential impact on our business, financial condition and results of operations of doing so or not;
●	the requirement for Arras shareholder approval of the issuance of certain options to purchase Arras common shares; and
●	the impact of changing foreign currency exchange rates on our financial condition.

These statements are based on certain assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions, expected future developments and other factors we believe are appropriate in the circumstances. Such statements are subject to a number of assumptions, risks and uncertainties, and our actual results could differ from those expressed or implied in these forward-looking statements as a result of the risk factors discussed in more detail in this Annual Report under “Item 3. Key Information—Risk Factors,” including without limitation, risks associated with the following:

●	our ability to continue as a going concern as a single-project company;
●	the lack of an existing public market for our common shares;
●	some or all of the expected benefits of the Spin-off may not be achieved;
●	we are uncertain that we will be able to maintain sufficient cash to accomplish our business objectives;
●	our exploration activities require significant amounts of capital that may not be recovered;
●	our ability to meet our current and future capital requirements on favorable terms or at all;
●	risks relating to the results of future exploration at the Beskauga Property and our ability to raise the capital for exploration expenditures on the Beskauga Property to maintain the effectiveness of the Beskauga Option;

●	our operations may be disrupted, and our financial results may be adversely affected, by global outbreaks of contagious diseases, including the COVID-19 pandemic;
●	we are an exploration stage mining company with no history of operations;
●	we have no commercially mineable ore body;
●	the reliability of our Mineral Resource estimates;
●	our ability to acquire additional mineral properties or property concessions;
●	inherent risks in the mineral exploration industry;
●	risks relating to fluctuations of metal prices;
●	risks relating to competition in the mining industry;
●	risks relating to the title to our properties;
●	risks relating to our option and joint venture agreements;
●	risks associated with joint ventures;
●	our ability to obtain required permits;
●	timing of receipt and maintenance of government approvals;
●	compliance with laws is costly and may result in unexpected liabilities;
●	our success depends on developing and maintaining relationships with local communities and other stakeholders;
●	risks relating to social and environmental activism;
●	risks relating to evolving corporate governance and public disclosure regulations;
●	risks relating to foreign operations;
●	risks relating to worldwide economic and political events;
●	risk of political and economic instability in Kazakhstan;
●	our financial condition could be adversely affected by changes in currency exchange rates;
●	risks relating our “foreign private issuer” status;
●	risks relating to our possible status as a passive foreign investment company;
●	risks relating to volatility in our share value;
●	further equity financings leading to the dilution of our common shares;
●	our common shares continuing not to pay dividends;
●	risks relating to information systems and cybersecurity;
●	our ability to retain key management, consultants and experts necessary to successfully operate and grow our business;
●	our overlapping officers and directors with Silver Bull may give rise to conflicts of interest;
●	our reliance on international advisors and consultants;
●	risks relating to changes in tax laws; and
●	risks relating to changes in regulatory frameworks or regulations affecting our activities.

All forward-looking statements speak only as of the date made. All subsequent written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements. Except as required by law, we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which it is made or to reflect the occurrence of anticipated or unanticipated events or circumstances. You should not place undue reliance on these forward-looking statements.

Cautionary Note Regarding Exploration Stage Companies

We are an exploration stage company and do not currently have any known reserves and cannot be expected to have known reserves unless and until a feasibility study is completed for the Beskauga Property concessions that shows proven and probable reserves. There can be no assurance that our concessions contain proven and probable reserves or that even if such reserves are found, that we will be successful in economically recovering them. Investors may lose their entire investment.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS.

Directors and Senior Management

Not applicable.

Advisers

Not applicable.

Auditors

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE.

Not applicable.

ITEM 3.	KEY INFORMATION.

[Reserved]

Capitalization and Indebtedness

Not applicable.

Reasons for the Offer and Use of Proceeds

Not applicable.

Risk Factors

You should carefully consider the risks described below, together with all other information included in this Annual Report, in evaluating us and our shares. The following risk factors could adversely affect our business, financial condition, results of operations and the price of our shares.

Risks Relating to the Company

There is substantial doubt about whether we can continue as a going concern.

As of October 31, 2021, we have earned no revenues and have incurred accumulated net losses of approximately $2.1 million, and we expect to incur additional losses in the future. In addition, we have limited financial resources. As of October 31, 2021, we had cash and cash equivalents of approximately $3.8 million and working capital of approximately $6.5 million. Our ability to continue as a going concern is dependent on raising additional capital to fund our exploration plans and ultimately to attain profitable operations. For the period from inception on February 5, 2021 to October 31, 2021, we raised approximately CDN$8.8 million through the issuance of our common shares. However, there is no assurance that we will be successful in raising additional capital. Accordingly, there is substantial doubt as to whether our existing cash resources and working capital are sufficient to enable us to continue our operations as a going concern. Ultimately, in the event that we cannot obtain additional financial resources, or achieve profitable operations, we may have to liquidate our business interests and investors may lose their investment. The accompanying financial statements have been prepared assuming that our company will continue as a going concern. Continued operations are dependent on our ability to obtain additional financial resources or generate profitable operations. Such additional financial resources may not be available or may not be available on reasonable terms. Our financial statements do not include any adjustments that may result from the outcome of this uncertainty. Such adjustments could be material.

Our operations may be disrupted, and our financial results may be adversely affected, by global outbreaks of contagious diseases, including the novel coronavirus (COVID-19) pandemic.

Global outbreaks of contagious diseases, including the December 2019 outbreak of COVID-19 have the potential to significantly and adversely impact our operations and business. On March 11, 2020, the World Health Organization recognized COVID-19 as a global pandemic. Pandemics or disease outbreaks such as the currently ongoing COVID-19 outbreak may have a variety of adverse effects on our business, including by depressing commodity prices and the market value of our securities and limiting the ability of our management to meet with potential financing sources. The spread of COVID-19 in Kazakhstan may impact our ability to travel to the region and complete the work necessary to maintain the Beskauga Option. Moreover, the spread of COVID-19 has had, and continues to have, a negative impact on the financial markets, which may impact our ability to obtain additional financing in the near term. A prolonged downturn in the financial markets could have an adverse effect on our business, results of operations and ability to raise capital.

We may have difficulty meeting our current and future capital requirements.

We are required to incur cumulative exploration expenditures on the Beskauga Project of $15 million over the four year option period in order to maintain the Beskauga Option. As of October 31, 2021, we have incurred approximately $2.1 million of these expenditures, with approximately $12.9 million remaining to be incurred. If we elect to exercise the Beskauga Option, we are required to pay an additional $15 million. In addition, we must have sufficient funds to pay general and administrative expenses and conduct other exploration activities. If we are unable to fund these amounts by way of financings, including public or private offerings of equity or debt securities, we will need to reorganize or significantly reduce our operations, which may result in an adverse impact on our business, financial condition and exploration activities. If we are unable to fund the amounts specified under the Beskauga Option, we may lose our ability to acquire the Beskauga Project. We do not have a credit, off-take or other commercial financing arrangement in place that would finance continued evaluation or development of the Beskauga Project, and we believe that securing credit for these projects may be difficult. Moreover, equity financing may not be available on attractive terms and, if available, will likely result in significant dilution to existing shareholders.

We are an exploration stage mining company with no history of operations.

We are an exploration stage enterprise engaged in mineral exploration in Kazakhstan. We were formed in 2021 and therefore have a very limited operating history and are subject to all the risks inherent in a new business enterprise. As an exploration stage company, we may never enter the development and production stages. To date, we have had no revenues and have relied upon equity financing to fund our operations. The likelihood of our success must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with an exploration stage business, and the competitive and regulatory environment in which we operate and will operate, such as under-capitalization, personnel limitations, and limited financing sources.

We have no commercially mineable ore body.

No commercially mineable ore body has been delineated on the Beskauga Project, nor has the Beskauga Project been shown to contain proven or probable mineral reserves. Investors should not assume that the Mineral Resource estimates described in “Item 4. Information on the Company—Property, Plants and Equipment—Beskauga Project” will ever be extracted. We cannot assure you that any mineral deposits we identify on the Beskauga Project will qualify as an ore body that can be legally and economically exploited or that any particular level of recovery of gold, copper or other minerals from discovered mineralization will in fact be realized. Most exploration projects do not result in the discovery of commercially mineable ore deposits. Even if the presence of reserves is established at a project, the legal and economic viability of the project may not justify exploitation.

Mineral Resource estimates may not be reliable.

There are numerous uncertainties inherent in estimating quantities of Mineral Resources such as gold, copper, silver and zinc, including many factors beyond our control, and no assurance can be given that the recovery of Mineral Resources will be realized. In general, estimates of Mineral Resources are based upon a number of factors and assumptions made as of the date on which the estimates were determined, including:

●	geological and engineering estimates that have inherent uncertainties;
●	the assumed effects of regulation by governmental agencies;
●	the judgment of the geologists and engineers preparing the estimate;
●	estimates of future metals prices and operating costs;
●	the quality and quantity of available data;
●	the interpretation of that data; and
●	the accuracy of various mandated economic assumptions, all of which may vary considerably from actual results.

All estimates are, to some degree, uncertain. For these reasons, estimates of the Mineral Resources prepared by different geologists or by the same geologists at different times may vary substantially. As such, there is significant uncertainty in any Mineral Resource estimate, and actual deposits encountered and the economic viability of a deposit may differ materially from our estimates.

Our business plan is highly speculative, and its success largely depends on the successful exploration of our Beskauga concessions.

Our business plan is focused on exploring the Beskauga Property to identify reserves and, if appropriate, to ultimately develop the property. Although we have reported Mineral Resources on the Beskauga Project, we have not established any reserves and remain in the exploration stage. We may never enter the development or production stage. Exploration of mineralization and determination of whether the mineralization might be extracted profitably is highly speculative, and it may take a number of years until production is possible, during which time the economic viability of the project may change. Substantial expenditures are required to establish reserves, extract metals from ore and construct mining and processing facilities.

The Beskauga Project is subject to all of the risks inherent in mineral exploration and development. The economic feasibility of any mineral exploration and/or development project is based upon, among other things, estimates of the size and grade of mineral reserves, proximity to infrastructures and other resources (such as water and power), anticipated production rates, capital and operating costs, and metals prices. To advance from an exploration project to a development project, we will need to overcome various hurdles, including completing favorable feasibility studies, securing necessary permits, and raising significant additional capital to fund activities. There can be no assurance that we will be successful in overcoming these hurdles. Because of our focus on the Beskauga Project, the success of our operations and our profitability may be disproportionately exposed to the impact of adverse conditions unique to the Pavlodar, Kazakhstan region due to the Beskauga Project’s proximity to these locales.

We are uncertain that we will be able to maintain sufficient cash to accomplish our business objectives.

We are not engaged in any revenue producing activities, and we do not expect to be in the near future. Currently, our potential sources of funding consist of the sale of additional equity securities, entering into joint venture agreements or selling a portion of our interests in our assets. There is no assurance that any additional capital that we will require will be obtainable on terms acceptable to us, if at all. Failure to obtain such additional financing could result in delays or indefinite postponement of further exploration of our projects. Additional financing, if available, will likely result in substantial dilution to existing shareholders.

Our exploration activities require significant amounts of capital that may not be recovered.

Mineral exploration activities are subject to many risks, including the risk that no commercially productive or extractable resources will be encountered. There can be no assurance that our activities will ultimately lead to an economically feasible project or that we will recover all or any portion of our investment. Mineral exploration often involves unprofitable efforts, including drilling operations that ultimately do not further our exploration efforts. The cost of minerals exploration is often uncertain, and cost overruns are common. Our drilling and exploration operations may be curtailed, delayed or canceled as a result of numerous factors, many of which are beyond our control, including title problems, weather conditions, protests, compliance with governmental requirements, including permitting issues, and shortages or delays in the delivery of equipment and services.

Our financial condition could be adversely affected by changes in currency exchange rates, especially between the U.S. dollar and the Kazakh tenge (“KZT”) and the U.S dollar and the Canadian dollar given our focus on the Beskauga Project in Kazakhstan, and our corporate office in Vancouver, Canada.

Our financial condition is affected in part by currency exchange rates, as portions of our exploration costs in Kazakhstan and general and administration costs in Canada are denominated in the local currency. Although many Kazakh contracts have an adjustment provision to address substantial changes in foreign currency exchange rates, a weakening U.S. dollar relative to the KZT and Canadian dollar may have the effect of increasing exploration costs and general and administration costs, while a strengthening U.S. dollar may have the effect of reducing exploration costs and general and administration costs. The exchange rates between the Canadian dollar and the U.S. dollar and between the KZT and U.S. dollar have fluctuated widely in response to international political conditions, general economic conditions and other factors beyond our control.

Our success depends on developing and maintaining relationships with local communities and other stakeholders.

Our ongoing and future success depends on developing and maintaining productive relationships with the communities surrounding our operations and other stakeholders in our operating locations. We believe that our operations can provide valuable benefits to surrounding communities, in terms of direct employment, training and skills development. In addition, we seek to maintain our partnerships and relationships with local communities and stakeholders in a variety of ways, including in-kind contributions, sponsorships and donations. Notwithstanding our ongoing efforts, local communities and stakeholders can become dissatisfied with our activities or the level of benefits provided, which may result in legal or administrative proceedings, civil unrest, protests, direct action or campaigns against us. Any such occurrences could materially and adversely affect our financial condition, results of operations and cash flows.

Compliance with laws is costly and may result in unexpected liabilities.

The Company is headquartered in Vancouver, Canada and its mineral properties are located in Kazakhstan. The Company’s business is subject to various laws and regulations in Canada and Kazakhstan. These laws include compliance with the Extractive Sector Transparency Measures Act (Canada), which requires companies to report annually on payments made to all levels of governments both in Canada and abroad. The Company is also required to comply with anti-corruption and anti-bribery laws, including the Corruption of Foreign Public Officials Act (Canada).

The legal and regulatory requirements in Kazakhstan are different from those in Canada. The Company relies, to a great extent, on the Company’s local advisors in respect of legal, environmental compliance, banking, financing and tax matters in order to ensure compliance with material legal, regulatory and governmental developments as they pertain to and affect the Company’s operations in Kazakhstan. Despite these resources and the Company’s efforts to comply, the Company may fail to comply with a legal or regulatory requirement in Kazakhstan, which may lead to the revocation of certain rights or to penalties or fees and in enforcement actions thereunder.

We are exposed to information systems and cybersecurity risks.

Arras’s information systems (including those of any of its counterparties) may be vulnerable to the increasing threat of continually evolving cybersecurity risks. Unauthorized parties may attempt to gain access to these systems or the Company’s information through fraud or other means of deception. Arras’s operations depend, in part, on how well the Company and its counterparties protect networks, equipment, information technology systems and software against damage from threats. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact the Company’s reputation and results of operations. There can be no assurance that Arras or its counterparties will not incur such losses in the future. The Company’s risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cybersecurity and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access remain an area of attention.

We need and rely upon key personnel.

Presently, we employ a limited number of full-time employees, utilize outside consultants, and in large part rely on the efforts of our officers and directors. Our success will depend, in part, upon the ability to attract and retain qualified employees. In particular, we have only three executive officers, Timothy Barry, Darren Klinck and Christopher Richards, and the loss of the services of any of these three persons could adversely affect our business.

We face general risks in respect of our option and joint venture agreements.

The Company has and may continue to enter into option agreements and/or joint ventures as a means of acquiring property interests. Any failure of any partner to meet its obligations to the Company or other third parties, or any disputes with respect to third parties’ respective rights and obligations could have a material adverse effect on the Company’s rights under such agreements. Furthermore, the Company may be unable to exert direct influence over strategic decisions made in respect of properties that are subject to the terms of these agreements, and the result may be a materially adverse impact on the strategic value of the underlying mineral claims.

We are subject to specific risks associated with joint venture agreements.

The Company holds its interest in the Stepnoe and Ekidos properties through the Stepnoe and Ekidos JV Agreement (as defined below), and the Akkuduk, Nogurbek, Maisor and Elemes properties through the Maikain JV Agreement (as defined below). The existence or occurrence of one or more of the following circumstances and events could have a material adverse impact on the Company’s profitability or the viability of the Company’s interest in the properties, which could have a material adverse impact on the Company’s future cash flows, earnings, results of operations and financial condition:

●	disagreement amongst joint venture parties on how to conduct business;
●	inability of joint venture parties to meet their obligations to the joint venture or third parties;
●	litigation arising between joint venture shareholders;
●	inability to exert influence over certain strategic decisions;
●	inability of the Company to make its required contributions under the Stepnoe and Ekidos JV Agreement, which may result in dilution to the Company’s interest in the joint venture; and
●	decisions under the dispute resolution provisions of the Stepnoe and Ekidos JV Agreement may not be resolved in the Company’s favor.

The Company may expand into other geographic areas, which could increase the Company’s operational, regulatory and other risks.

While currently all of the Company’s exploration activities are in Kazakhstan, the Company may in the future expand into other geographic areas, which could increase the Company’s operational, regulatory, compliance, reputational and foreign exchange rate risks. The failure of the Company’s operating infrastructure to support such expansion could result in operational failures and regulatory fines or sanctions. Future international expansion could require the Company to incur a number of up-front expenses, including those associated with obtaining regulatory approvals, as well as additional ongoing expenses, including those associated with infrastructure, staff and regulatory compliance. The Company may not be able to successfully identify suitable acquisition and expansion opportunities, or integrate such operations successfully with the Company’s existing operations.

Risks Relating to the Mineral Exploration Industry

There are inherent risks in the mineral exploration industry.

We are subject to all of the risks inherent in the minerals exploration industry, including, without limitation, the following:

●	we are subject to competition from a large number of companies, most of which are significantly larger than we are, in the acquisition, exploration, and development of mining properties;
●	we might not be able raise enough money to pay the fees and taxes and perform the labor necessary to maintain our concessions in good status;
●	exploration for minerals is highly speculative, involves substantial risks and is frequently unproductive, even when conducted on properties known to contain significant quantities of mineralization, and our exploration projects may not result in the discovery of commercially mineable deposits of ore;
●	our operations are subject to a variety of existing laws and regulations relating to exploration and development, permitting procedures, safety precautions, property reclamation, employee health and safety, air quality standards, pollution and other environmental protection controls, and we may not be able to comply with these regulations and controls; and
●	a large number of factors beyond our control, including fluctuations in metal prices, inflation, and other economic conditions, will affect the economic feasibility of mining.

Metals prices are subject to extreme fluctuation.

Our activities are influenced by the prices of commodities, including gold, copper, silver, zinc, lead and other metals. These prices fluctuate widely and are affected by numerous factors beyond our control, including interest rates, expectations for inflation, speculation, currency values (in particular, the strength of the U.S. dollar), global and regional demand, political and economic conditions and production costs in major metal-producing regions of the world.

Our ability to establish reserves through our exploration activities, our future profitability and our long-term viability depend, in large part, on the market prices of gold, copper, silver, zinc, lead and other metals. The market prices for these metals are volatile and are affected by numerous factors beyond our control, including:

●	global or regional consumption patterns;
●	supply of, and demand for, gold, copper, silver, zinc, lead and other metals;
●	speculative activities and producer hedging activities;
●	expectations for inflation;
●	political and economic conditions; and
●	supply of, and demand for, consumables required for production.

Future weakness in the global economy could increase volatility in metals prices or depress metals prices, which could in turn reduce the value of our properties, make it more difficult to raise additional capital, and make it uneconomical for us to continue our exploration activities.

Our future operations will require additional permits from various governmental authorities.

Our operations are and will continue to be governed by laws and regulations governing prospecting, mineral exploration, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety, mining royalties and other matters. There can be no assurance that we will be able to acquire all required licenses, permits or property rights on reasonable terms or in a timely manner, or at all, that such terms will not be adversely changed, that required extensions will be granted, or that the issuance of such licenses, permits or property rights will not be challenged by third parties.

Title to our properties may be challenged or defective.

We attempt to confirm the validity of our rights of title to, or contract rights with respect to, each mineral property in which we have a material interest. However, we cannot guarantee that title to our properties will not be challenged. The Beskauga Property may be subject to prior unregistered agreements, interests or native land claims, and title may be affected by undetected defects. There may be valid challenges to the title of any of the claims comprising the Beskauga Property that, if successful, could impair possible development and/or operations with respect to such properties in the future. Challenges to permits or property rights (whether successful or unsuccessful), changes to the terms of permits or property rights, or a failure to comply with the terms of any permits or property rights that have been obtained could have a material adverse effect on our business by delaying or preventing or making continued operations economically unfeasible.

A title defect could result in Arras losing all or a portion of its right, title, and interest to and in the properties to which the title defect relates. Title insurance generally is not available, and our ability to ensure that we have obtained secure title to individual mineral properties or mining concessions may be severely constrained. In addition, we may be unable to operate our properties as permitted or to enforce our rights with respect to our properties. As of February 16, 2022, we are not aware of any challenges from the government or from third parties.

We are subject to complex environmental and other regulatory risks, which could expose us to significant liability and delay and potentially the suspension or termination of our exploration efforts.

Our mineral exploration activities are subject to federal, state and local environmental regulations in Kazakhstan. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. No assurance can be given that environmental standards imposed by the government of Kazakhstan will not be changed, thereby possibly materially adversely affecting our proposed activities. Compliance with these environmental requirements may also necessitate significant capital outlays or may materially affect our earning power.

Environmental legislation is evolving in a manner that will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects, and a heightened degree of responsibility for companies and their officers, directors and employees.

Future changes in environmental regulations in Kazakhstan may adversely affect our exploration activities, make them prohibitively expensive, or prohibit them altogether. Environmental hazards may exist on the properties in which we currently hold interests, or may hold interests in the future, that are unknown to us at present and that have been caused by us or previous owners or operators, or that may have occurred naturally. We may be liable for remediating any damage that we may have caused. The liability could include costs for removing or remediating the release and damage to natural resources, including ground water, as well as the payment of fines and penalties.

Our industry is highly competitive, attractive mineral properties and property concessions are scarce, and we may not be able to obtain quality properties or concessions.

We compete with other mining and exploration companies in the acquisition of mineral properties and property concessions. There is competition for a limited number of attractive mineral property acquisition opportunities, some of which is with other companies having substantially greater financial resources, staff and facilities than we do. As a result, we may have difficulty acquiring quality mineral properties or property concessions.

Our operations are subject to various hazards.

We are subject to risks and hazards, including environmental hazards, possible encounters with unusual or unexpected geological formations, cave-ins, flooding and earthquakes, and periodic interruptions due to inclement or hazardous weather conditions. These occurrences could result in damage to, or the destruction of, mineral properties or future production facilities, personal injury or death, environmental damage, delays in our exploration activities, asset write-downs, monetary losses and possible legal liability. We may not be insured against all losses or liabilities, either because such insurance is unavailable or because we have elected not to purchase such insurance due to high premium costs or other reasons. Although we maintain insurance in an amount that we consider to be adequate, liabilities might exceed policy limits, in which event we could incur significant costs that could adversely affect our activities. The realization of any significant liabilities in connection with our activities as described above could negatively affect our activities.

Social and environmental activism can negatively impact exploration, development and mining activities

There is an increasing level of public concern relating to the effects of mining on the natural landscape, on communities and on the environment. Certain non-governmental organizations, public interest groups and reporting organizations (“NGOs”) who oppose resource development can be vocal critics of the mining industry. In addition, there have been many instances in which local community groups have opposed resource extraction activities, which have resulted in disruption and delays to the relevant operation. While the Company seeks to operate in a socially responsible manner and believes it has good relationships with local communities in the regions in which it operates, NGOs or local community organizations could direct adverse publicity against and/or disrupt the operations of the Company in respect of one or more of its properties, regardless of its successful compliance with social and environmental best practices, due to political factors, activities of unrelated third parties on lands in which the Company has an interest or the Company’s operations specifically. Any such actions and the resulting media coverage could have an adverse effect on the reputation and financial condition of the Company or its relationships with the communities in which it operates, which could have a material adverse effect on the Company’s business, financial condition, results of operations, cash flows or prospects.

Risks Relating to Foreign Operations

There are inherent risks with foreign operations.

Our business activities are primarily conducted in Kazakhstan, and as such, our activities are exposed to various levels of foreign political, economic and other risks and uncertainties. These risks and uncertainties include, but are not limited to, terrorism, hostage taking, military repression, extreme fluctuations in currency exchange rates, high rates of inflation, labor unrest, war or civil unrest, expropriation and nationalization, renegotiation or nullification of existing concessions, licenses, permits, approvals and contracts, illegal mining, changes in taxation policies, restrictions on foreign exchange and repatriation, changing political conditions, currency controls and governmental regulations that favor or require the rewarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

Changes, if any, in mining or investment policies or shifts in political attitude in Kazakhstan may adversely affect our exploration and possible future development activities. We may also be affected to varying degrees by government regulations with respect to, but not limited to, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety. Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests.

The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on our operations. In addition, legislation in Canada or Kazakhstan regulating foreign trade, investment and taxation could have a material adverse effect on our financial condition.

We face risks as a result of operating in Kazakhstan.

The Beskauga Project is in Kazakhstan. As is typical of an emerging market, Kazakhstan’s business, legal and regulatory infrastructure has been subject to substantial political, economic and social change. Our business in Kazakhstan is subject to Kazakhstan-specific laws and regulations, including with respect to tax, anti-corruption, and foreign exchange controls. Such laws are often rapidly changing and are unpredictable. Our failure to manage the risks associated with doing business in Kazakhstan could have a material adverse effect upon our results of operations.

The Company’s only project is the Beskauga Project, and any adverse development affecting the Beskauga Project, including the Company’s interests, licenses and permits relating thereto, could be expected have a material adverse effect on the Company, its businesses, prospects, assets, results of operations and condition (financial or otherwise).

The Company has obtained permits from the Government of Kazakhstan that enable it to conduct exploration activities. Notwithstanding these arrangements, the Company’s ability to conduct exploration activities is subject to changes in government regulations or shifts in political attitudes over which the Company has no control.

There can be no assurance that industries deemed of national or strategic importance to Kazakhstan such as mineral production will not be nationalized. Government policy may change to discourage foreign investment, renationalization of mining industries may occur and other government limitations, restrictions or requirements not currently foreseen may be implemented. There can be no assurance that the Company’s assets in Kazakhstan will not be subject to nationalization, requisition or confiscation, whether legitimate or not, by any authority or body. Similarly the Company’s operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, environmental legislation, mine safety and annual payments to maintain mineral properties in good standing. There can be no assurance that the laws of Kazakhstan protecting foreign investments will not be amended or abolished or that these existing laws will be enforced or interpreted to provide adequate protection against any or all of the risks detailed above. There can be no assurance that any agreements with the government of Kazakhstan will prove to be enforceable or provide adequate protection against any or all of the risks described above.

Existing contracts or licenses with respect to the Company’s operations may be subject to selective or arbitrary government action.

The Company’s contracts and licenses in Kazakhstan may be susceptible to arbitrary revision and termination. Legal redress for such actions may be uncertain, delayed or unavailable. In addition, it is often difficult to determine from governmental records whether statutory and corporate actions have been properly completed by the parties or applicable regulatory agencies. In some cases, failure to follow the actions may call into question the validity of the entity or the action taken. Examples include corporate registration or amendments, capital contributions, transfers of assets or issuances or transfers of capital stock. Ensuring the Company’s ongoing rights to mineral properties will require a careful monitoring of performance of its contracts and other licenses and monitoring the evolution of the laws and practices of Kazakhstan. Failure to comply with the terms of the necessary licenses or contracts or show compliance against official records may result in their revocation which may have an adverse effect on the Company’s operations.

Changes in the political environment in Kazakhstan could have a material impact on the Company’s business, prospects, results of operations and financial condition.

Since Kazakhstan declared its independence in 1991 after the dissolution of the Soviet Union, Kazakhstan has had political stability as an independent nation. Yet, there is potential for social, political, economic, legal and fiscal instability. The Company cannot predict the possibility of any future changes in the political environment in Kazakhstan that would have an impact on Kazakh laws and regulations, their interpretation or enforcement, or the effect of such changes on the Company’s business, prospects, results of operations and financial condition. The risks include, among other things:

●	local currency devaluation;
●	exchange controls or availability of hard currency;
●	changes in export and transportation regulations relating to metals;
●	changes in national fiscal regulations;
●	changes in anti-monopoly legislation or its exercise;
●	nationalization or expropriation of property; and
●	interruption or blockage of the export of metals.

There can be no assurance that changes in the political environment will not affect governmental regulation and policy.

The Company relies on international advisors and consultants.

The legal and regulatory requirements in Kazakhstan with respect to conducting mineral exploration and mining activities, banking system and controls, as well as local business culture and practices are different from those in Canada and the United States. The officers and directors of the Company must rely, to a great extent, on the Company’s local legal counsel and local consultants retained by the Company in order to keep abreast of material legal, regulatory and governmental developments as they pertain to and affect the Company’s business operations, and to assist the Company with its governmental relations. The Company must rely, to some extent, on those members of management and the Company’s board of directors (the “Arras Board”) who have previous experience working and conducting business in Kazakhstan in order to enhance its understanding of and appreciation for the local business culture and practices. The Company also relies on the advice of local experts and professionals in connection with current and new regulations that develop in respect of banking, financing, labor, litigation and tax matters in this jurisdiction. Any developments or changes in such legal, regulatory or governmental requirements or in local business practices are beyond the control of the Company. The impact of any such changes may adversely affect the business of the Company.

Risks Relating to the Spin-off

We share certain key officers and directors with Silver Bull, which means that those officers do not devote their full time and attention to our affairs, and the overlap may give rise to conflicts of interest.

Our Chief Executive Officer, Timothy Barry, also serves as Chief Executive Officer of Silver Bull, our President, Darren Klinck, also serves as President of Silver Bull, and our Chief Financial Officer, Christopher Richards, also serves as Chief Financial Officer of Silver Bull. As a result, our executive officers do not devote their full time and attention to the Company’s affairs. There may be circumstances in which our executive officers are compelled to spend a significant portion of their time and attention to Silver Bull’s affairs, which may mean that they are unable to devote sufficient time to the Company’s affairs. Furthermore, our Chairman, Brian Edgar, also serves as Chairman of Silver Bull, and three members of our board of directors (including Timothy Barry and Brian Edgar) are also directors of Silver Bull. The overlapping officers and directors may have actual or apparent conflicts of interest with respect to matters involving or affecting each company. For example, conflicts may arise if there are issues or disputes under commercial arrangements that may exist between Silver Bull and us, including with respect to allocation of costs for salaries of overlapping officers and common office-related overhead expenditures. Any failure of the directors or officers of the Company to address these conflicts in an appropriate manner or to allocate opportunities that they become aware of to the Company could have a material adverse effect on the Company’s business, financial condition, results of operations, cash flows or prospects.

We may not achieve some or all of the expected benefits of the Spin-off, and the Spin-off may adversely affect our business.

We may not be able to achieve some or all of the strategic, financial, operational, marketing or other benefits expected to result from the Spin-off, or such benefits may be delayed or not occur at all. The Spin-off is expected to provide the following benefits, among others:

●	provide investors with the potential for greater value than a single company by unlocking a premium value for the Beskauga and Sierra Mojada projects separately;
●	provide the market with two separate companies that have clear commodity and regional demarcation, allowing for targeted branding and marketing;
●	allow each company flexibility in allocating resources and deploying capital in a manner consistent with the separate business strategies;
●	broaden the appeal of the potential investor base for both companies, with Kazakhstan potentially appealing to European and Middle Eastern investors and Mexico potentially appealing to North American investors; and
●	facilitate the ability of the companies to separately finance the Beskauga and Sierra Mojada projects based on the unique characteristics of each project and jurisdiction.

We may not achieve these and other anticipated benefits for a variety of reasons, including, among others:

●	potential disruption to the businesses of Arras and Silver Bull;
●	management distraction due to the significant amount of time and effort required;
●	the significant one-time costs of separating the two companies;
●	challenges for management who will continue to have operational responsibilities for Silver Bull;
●	incremental costs on the resulting companies, including, among others, the costs of being a stand-alone company and potential tax inefficiencies;
●	greater susceptibility to market fluctuations and other adverse events as a stand-alone company, including as a result of reduced business diversification; and
●	risk that the Spin-off does not achieve its intended benefits.

We cannot predict with certainty when the benefits expected from the Spin-off will occur or the extent to which they will be achieved. If we fail to achieve some or all of the benefits expected to result from the Spin-off, or if such benefits are delayed, our business, financial condition and results of operations could be adversely affected.

Our historical financial information through September 24, 2021 is not necessarily representative of the results we would have achieved as a stand-alone company and may not be a reliable indicator of our future results.

Our historical financial statements through September 24, 2021 have been derived (carved out) from the Silver Bull financial statements and accounting records. This derived information does not necessarily reflect the financial position, results of operations, and cash flows we would have achieved as a stand-alone company during the period presented, or those that we will achieve in the future.

This is primarily because of the following factors:

●	For the period through September 24, 2021, our business was operated as a subsidiary of Silver Bull.
●	Our financial statements include an allocation from Silver Bull of certain corporate-related general and administrative expenses that we would incur as a stand-alone company that we have not previously incurred. The allocation of these additional expenses, which are included in the financial statements, may not be indicative of the actual expense that would have been incurred had we operated as a stand-alone company for the period presented therein.
●	In connection with the Spin-off, we incurred one-time costs of approximately $0.3 million during the period from inception on February 5, 2021 to October 31, 2021.

Therefore, our historical financial information may not necessarily be indicative of our future financial position, results of operations or cash flows, and the occurrence of any of the risks discussed in this “Risk Factors” section, or any other event, could cause our future financial position, results of operations or cash flows to materially differ from our historical financial information. Moreover, because the Company was formed in February 2021, we only have presented historical financial statements from that date through October 31, 2021. This brief period of time may not be indicative of the actual future financial performance of the Company.

Risks Relating to Our Common Shares

There is no existing public market for our common shares.

There is currently no existing public market for our common shares. Our common shares are not currently listed or quoted on any stock exchange or market in Canada or elsewhere. The Company cannot offer assurances that one will develop or be sustained. If an active trading market does not develop, shareholders may have difficulty selling any of their common shares. If an active trading market does develop, the Company cannot predict the prices at which our common shares will trade. In addition, in Canada, our shareholders will be able to trade their shares only pursuant to an exemption from prospectus requirements.

Further equity financings may lead to the dilution of our common shares.

In order to finance future operations, we may raise funds through the issuance of common shares or the issuance of debt instruments or other securities convertible into common shares. We cannot predict the size of future issuances of common shares or the size and terms of future issuances of debt instruments or other securities convertible into common shares or the effect, if any, that future issuances and sales of our securities will have on the market price of our common shares. Any transaction involving the issuance of previously authorized but unissued shares, or securities convertible into common shares, would result in dilution, possibly substantial, to present and prospective security holders. Demand for equity securities in the mining industry has been weak; therefore, equity financing may not be available on attractive terms and, if available, will likely result in significant dilution to existing shareholders.

We may lose our “foreign private issuer” status in the future, which could result in additional costs and expenses to us.

We are a “foreign private issuer,” as such term is defined in Rule 405 under the Securities Act and are not subject to the same requirements that are imposed upon U.S. domestic issuers by the Securities and Exchange Commission (the “SEC”). We may in the future lose foreign private issuer status if a majority of our common shares are held in the United States and we fail to meet the additional requirements necessary to avoid loss of foreign private issuer status, such as if (i) a majority of our directors or executive officers are U.S. citizens or residents; (ii) a majority of our assets are located in the United States; or (iii) our business is administered principally in the United States. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer will be significantly more than the costs incurred as a Canadian foreign private issuer. If we are not a foreign private issuer, we may be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are generally more detailed and extensive than the forms available to a foreign private issuer. In addition, we may lose the ability to rely upon exemptions from corporate governance requirements that are available to foreign private issuers. Further, if we engage in capital raising activities after losing foreign private issuer status, there is a higher likelihood that investors may require us to file resale registration statements with the SEC as a condition to any such financing.

We are subject to risks associated with evolving corporate governance and public disclosure regulations.

The Company is subject to changing rules and regulations promulgated by the United States and Canadian governmental and self-regulated organizations, including the SEC, the CSA, any exchange or marketplace on which Arras’s securities are listed or trade, and the Financial Accounting Standards Board. These rules and regulations continue to evolve in scope and complexity making compliance more difficult and uncertain. The Company’s efforts to comply with these and other new and existing rules and regulations have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

No dividends are anticipated.

At the present time, we do not anticipate paying dividends, cash or otherwise, on our common shares in the foreseeable future. Future dividends will depend on our earnings, if any, our financial requirements and other factors. There can be no assurance that we will pay dividends.

The Company may be a passive foreign investment company for U.S. federal income tax purposes.

The Company may be, or could become, a passive foreign investment company within the meaning of Section 1297 of the Internal Revenue Code of 1986, as amended, which could result in certain potentially adverse U.S. federal income tax consequences to certain U.S. taxpayers with respect to such taxpayer’s ownership and disposition of our common shares.

ITEM 4.	INFORMATION ON THE COMPANY.

Business Overview

Arras is an exploration stage company, engaged in the business of mineral exploration. The Company’s exploration is focused on discovering and delineating Mineral Resources at the Company’s material property, the Beskauga Project (as defined below), which is comprised of three contiguous licenses located in Kazakhstan. We have not realized any revenues. We have not established any reserves with respect to our exploration projects and may never enter into the development stage with respect to any of our projects.

Organizational Structure

The Company was incorporated under the Business Corporations Act (British Columbia) on February 5, 2021 as a wholly owned subsidiary of Silver Bull. Arras was formed to hold Silver Bull’s interests in the Beskauga Project located in Kazakhstan. On March 19, 2021, Silver Bull transferred its Kazakh assets to the Company pursuant to the terms of the APA in exchange for the issuance of 36,000,000 common shares of the Company to Silver Bull. The transferred assets included an option agreement with respect to the Beskauga Property (as defined below), a joint venture agreement with respect to the Stepnoe and Ekidos properties (the “Stepnoe and Ekidos JV Agreement”) and loans payable by Ekidos Minerals LLP (“Ekidos LLP”) to Silver Bull. On September 24, 2021, Silver Bull distributed approximately 34.5 million of our common shares issued to its shareholders by way of a special dividend, on the basis of one common share for each share of common stock in the capital of Silver Bull held by such shareholders. Upon completion of the Spin-off, Silver Bull retained an approximately 4% ownership interest in Arras. On October 21, 2021, Arras completed a private placement, as a result of which Silver Bull’s ownership interest in Arras decreased to approximately 3%. We do not own any interest in another entity, whether wholly or partially.

History and Development of the Company

The Spin-off

On February 5, 2021, the Company was incorporated under the Business Corporations Act (British Columbia) as a wholly owned subsidiary of Silver Bull. Arras was formed to hold Silver Bull’s interests in the Beskauga Project located in Kazakhstan. On March 19, 2021, Silver Bull transferred its Kazakh assets to the Company pursuant to the terms of the APA in exchange for the issuance of 36,000,000 common shares of the Company to Silver Bull. The transferred assets included an option agreement with respect to the Beskauga Property, a joint venture agreement with respect to the Stepnoe and Ekidos properties and loans payable by Ekidos LLP to Silver Bull. On May 25, 2021, Silver Bull announced plans to spin off substantially all of its shares of Arras to the Silver Bull shareholders. On September 24, 2021, Silver Bull distributed approximately 34.5 million of our common shares to its shareholders by way of a special dividend, on the basis of one common share for each share of common stock in the capital of Silver Bull held by such shareholders.

Beskauga Option Agreement

Pursuant to the APA, Silver Bull transferred its interest in an option agreement (the “Beskauga Option Agreement”) among Silver Bull, Copperbelt AG (“Copperbelt”) and Dostyk LLP (“Dostyk,” and together with Copperbelt, “CB”) to Arras.

Silver Bull entered into the Beskauga Option Agreement on August 12, 2020. Upon the execution of the Beskauga Option Agreement, Silver Bull paid Copperbelt $30,000. In addition, Silver Bull paid Copperbelt $40,000 upon completion of its due diligence on the Beskauga Project on January 26, 2021 (the “Option Closing Date”).

Pursuant to the Beskauga Option Agreement, Arras has the exclusive right and option (the “Beskauga Option”) to acquire CB’s right, title and 100% interest in the Beskauga property located in Kazakhstan (the “Beskauga Property”), which consists of the Beskauga Main project (the “Beskauga Main Project”) and the Beskauga South project (the “Beskauga South Project,” and together the Beskauga Main Project, the “Beskauga Project”).

The Beskauga Option Agreement provides that subject to its terms and conditions, in order to maintain the effectiveness of the Beskauga Option, the Company must incur $2,000,000 in cumulative exploration expenditures on the Beskauga Project by January 26, 2022 (the first anniversary of the Option Closing Date), $5,000,000 in cumulative exploration expenditures on the Beskauga Project by January 26, 2023 (the second anniversary of the Option Closing Date), $10,000,000 in cumulative exploration expenditures on the Beskauga Project by January 26, 2024 (the third anniversary of the Option Closing Date), and $15,000,000 in cumulative exploration expenditures on the Beskauga Project by January 26, 2025 (the fourth anniversary of the Option Closing Date) (collectively, the “Exploration Expenditures”).

As of October 31, 2021, approximately $2,118,000 of the required Exploration Expenditures have been incurred under the Beskauga Option Agreement. These Exploration Expenditures were funded via loans made to Ekidos LLP. As at October 31, 2021, Ekidos LLP was an unrelated third-party Kazakh entity, which was incorporated by management of Copperbelt to hold the Beskauga property interests. An additional $565,000 in Exploration Expenditures was made on the Beskauga Project between November and December 2021. These Exploration Expenditures were funded via an additional loan made to Ekidos LLP. The Company expects to finance additional Exploration Expenditures through proceeds from issuances of equity securities of the Company. See “Risk Factors—Risks Relating to the Company—We may have difficulty meeting our current and future capital requirements.” Pursuant to the terms of the Stepnoe and Ekidos JV Agreement and in connection with the Asset Transfer, 100% of the equity interests in Ekidos LLP were transferred to the Company on February 3, 2022.

The Beskauga Option Agreement provides that, subject to its terms and conditions, after the Company or its affiliate has incurred the Exploration Expenditures, the Company or its affiliate may exercise the Beskauga Option and acquire (i) the Beskauga Project by paying CB $15,000,000 in cash, (ii) only the Beskauga Main Project by paying CB $13,500,000 in cash, or (iii) only the Beskauga South Project by paying CB $1,500,000 in cash.

In addition, the Beskauga Option Agreement provides that subject to its terms and conditions, the Company or its affiliate may be obligated to make the following bonus payments (collectively, the “Bonus Payments”) to Copperbelt if the Beskauga Main Project or the Beskauga South Project is the subject of a bankable feasibility study in compliance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators (“National Instrument 43-101”) indicating gold equivalent resources in the amounts set forth below, with (i) (A) 20% of the Bonus Payments payable after completion of the bankable feasibility study or after the Mineral Resource statement is finally determined and (B) the remaining 80% of the Bonus Payments due within 15 business days of commencement of on-site construction of a mine for the Beskauga Main Project or the Beskauga South Project, as applicable, and (ii) up to 50% of the Bonus Payments payable in shares of Silver Bull common to be valued at the 20-day volume-weighted average trading price of the shares on the TSX calculated as of the date immediately preceding the date such shares are issued:

Gold equivalent resources	Cumulative Bonus Payments ($)
Beskauga Main Project
3,000,000 ounces	$2,000,000
5,000,000 ounces	$6,000,000
7,000,000 ounces	$12,000,000
10,000,000 ounces	$20,000,000
Beskauga South Project
2,000,000 ounces	$2,000,000
3,000,000 ounces	$5,000,000
4,000,000 ounces	$8,000,000
5,000,000 ounces	$12,000,000

Pursuant to the Beskauga Option Agreement, the bankable feasibility study (i) must be a detailed report in compliance with National Instrument 43-101, in form and substance sufficient for presentation to arm’s length institutional lenders considering project financing, showing the feasibility of placing any part of the Beskauga Property into commercial production as a mine, and (ii) must include a reasonable assessment of the various categories of mineral reserves and their amenability to metallurgical treatment, a complete description of the work, equipment and supplies required to bring such part of the Beskauga Property into commercial production and the estimated cost thereof, a description of the mining methods to be employed and a financial appraisal of the proposed operations. As noted above, the feasibility study must be prepared in compliance with National Instrument 43-101 and the accompanying definition of “feasibility study” prescribed by the Canadian Institute of Mining, Metallurgy and Petroleum. The definition is substantially similar to the definition of “feasibility study” provided in Item 1300 of Regulation S-K.

The Beskauga Option Agreement may be terminated under certain circumstances, including (i) upon the mutual written agreement of the Company and CB; (ii) upon the delivery of written notice by the Company, provided that at the time of delivery of such notice, unless there has been a material breach of a representation or warranty given by CB that has not been cured, the Beskauga Property is in good standing; or (iii) if there is a material breach by a party of its obligations under the Beskauga Option Agreement and the other party has provided written notice of such material breach, which is incapable of being cured or remains uncured.

Stepnoe and Ekidos JV Agreement

Additionally, in connection with the Spin-off and pursuant to the APA, Silver Bull transferred its interest in the Stepnoe and Ekidos JV Agreement to Arras.

On September 1, 2020, Silver Bull entered into the Stepnoe and Ekidos JV Agreement in connection with, among other things, mineral license applications (the “Stepnoe and Ekidos Licenses”) for, and further exploration and evaluation of certain properties, including the Stepnoe and Ekidos properties located in Kazakhstan. The exploration licenses for the Stepnoe and Ekidos properties were granted on October 22, 2020.

Pursuant to the Stepnoe and Ekidos JV Agreement, Ekidos LLP was incorporated on behalf of Copperbelt for the purpose of applying for the Stepnoe and Ekidos Licenses with the funding previously provided by Silver Bull. Pursuant to the terms of the Stepnoe and Ekidos JV Agreement and in connection with the Asset Transfer, 100% of the equity interests in Ekidos LLP were transferred to the Company on February 3, 2022.

The Company (through Ekidos LLP) and Copperbelt have initial participating interests in the joint venture of 80% and 20%, respectively. Pursuant to the Stepnoe and Ekidos JV Agreement, once the Company spends a minimum of $3,000,000 on either the Stepnoe or Ekidos property, the Company has the option to acquire Copperbelt’s participating interest in such property for $1,500,000.

The Stepnoe and Ekidos JV Agreement shall terminate automatically upon there being one participant in the joint venture, or by written agreement between the parties, provided that Copperbelt’s loan obligations under the agreement shall only terminate in accordance with the SVB Loans (as defined below).

Maikain JV Agreement

On May 20, 2021, Ekidos LLP entered into the Maikain Joint Venture Agreement (the “Maikain JV Agreement”) with Orogen LLP, a company incorporated under the laws of Kazakhstan, in connection with, among other things, mineral license applications for, and further exploration and evaluation of, certain properties in an area of interest, including the Akkuduk, Nogurbek, Maisor and Elemes properties located in Kazakhstan. The exploration license for the Akkuduk property was granted on February 2, 2021. The exploration license for the Nogurbek property was granted on August 20, 2021. The exploration license for the Maisor property was granted on October 22, 2021. The exploration license for the Elemes property was granted on January 14, 2022.

The Company (through Ekidos LLP) and Orogen LLP have initial participating interests in the Maikain joint venture of 80% and 20%, respectively. Pursuant to Maikain JV Agreement, once the Company spends a minimum of $3,000,000 on a property in the area of interest, the Company has the option to acquire Orogen LLP’s participating interest in such property for $1,500,000.

The Maikain JV Agreement shall terminate automatically upon the earlier of (i) there being one participant in the joint venture, (ii) by written agreement between the parties, or (iii) May 20, 2024.

Loan Agreements

In connection with the Spin-off, Silver Bull transferred its interest in three loan agreements to Arras pursuant to the terms of the APA.

Silver Bull entered into (i) a loan agreement with Ekidos LLP dated August 20, 2020, whereby Silver Bull loaned to Ekidos LLP $360,000, which loan agreement was subsequently amended on October 30, 2020, January 21, 2021, June 30, 2021 and November 30, 2021 (collectively, “SVB Loan 1”), (ii) a loan agreement with Ekidos LLP dated December 21, 2020, whereby Silver Bull loaned to Ekidos LLP $400,000, which loan agreement was subsequently amended on June 30, 2021 and November 30, 2021 (“SVB Loan 2”) and (iii) a loan agreement with Ekidos LLP dated February 23, 2021 in the amount of $450,000, of which Silver Bull has loaned $225,000 to Ekidos LLP, which loan agreement was subsequently amended on June 30, 2021 and November 30, 2021 (“SVB Loan 3,” and together with SVB Loan 1 and SVB Loan 2, the “SVB Loans”).

Additionally, the Company entered into (i) a loan agreement with Ekidos LLP dated April 22, 2021, whereby Arras loaned to Ekidos LLP $450,000, which loan agreement was subsequently amended on June 30, 2021 and December 31, 2021 (“Arras Loan 1”), (ii) a loan agreement with Ekidos LLP dated May 19, 2021, whereby Arras loaned to Ekidos LLP $480,000, which loan agreement was subsequently amended on July 30, 2021 and December 31, 2021 (“Arras Loan 2”), (iii) the loan agreement with Ekidos LLP dated June 30, 2021 in the amount of $480,000, which loan agreement was subsequently amended on July 30, 2021 and December 31, 2021 (“Arras Loan 3”), (iv) the loan agreement with Ekidos LLP dated September 21, 2021 in the amount of $480,000, which loan agreement was subsequently amended on December 31, 2021 (“Arras Loan 4”), (v) the loan agreement with Ekidos LLP dated October 21, 2021 in the amount of $490,000, which loan agreement was subsequently amended on December 31, 2021 (“Arras Loan 5”), (vi) the loan agreement with Ekidos LLP dated October 27, 2021 in the amount of $490,000, which loan agreement was subsequently amended on December 31, 2021 (“Arras Loan 6”), (vii) the loan agreement with Ekidos LLP dated November 30, 2021 in the amount of $490,000 (“Arras Loan 7”), (viii) the loan agreement with Ekidos LLP dated December 8, 2021 in the amount of $490,000 (“Arras Loan 8”), (ix) the loan agreement with Ekidos LLP dated December 22, 2021 in the amount of $490,000, (“Arras Loan 9”), and (x) the loan agreement with Ekidos LLP dated December 8, 2021 in the amount of $490,000 (“Arras Loan 10”).

The SVB Loans and Arras Loans 1-6 are interest free and are repayable on June 30, 2022. Arras Loans 7-10 are interest free and are repayable on March 31, 2022.

Financings and Issuances of the Company’s Securities

As noted above, on March 19, 2021, Silver Bull transferred its Kazakh assets to Arras in exchange for the issuance of 36,000,000 Arras common shares to Silver Bull pursuant to the terms of the APA.

On April 1, 2021, Arras entered into a series of substantially similar subscription agreements (each, an “April 2021 Subscription Agreement”) pursuant to which Arras issued and sold to certain investors an aggregate of 5,035,000 Arras common shares at a price of CDN$0.50 per share, for gross proceeds of CDN$2,517,500. The private placement included subscriptions from certain members of the board of directors and management team (and their respective affiliates) of Arras and Silver Bull for an aggregate of 415,000 Arras common shares (CDN$207,500). All Arras common shares issued in the private placement were subject to a hold period under applicable Canadian securities laws, which expired on August 2, 2021, and are restricted securities under U.S. securities laws. The Company relied on the exemption from registration under Section 4(a)(2) of the Securities Act, or Rule 506 of Regulation D, or Regulation S, for purposes of the private placement.

On October 21, 2021, Arras entered into a series of substantially similar subscription agreements (each, an “October 2021 Subscription Agreement”) pursuant to which Arras issued and sold to certain investors an aggregate of 6,368,000 Arras common shares at a price of CDN$1.00 per share, for gross proceeds of CDN$6,368,000. The private placement included subscriptions from certain members of the board of directors and management team (and their respective affiliates) of Arras and Silver Bull for an aggregate of 365,000 Arras common shares (CDN$365,000). All Arras common shares issued in the private placement were subject to a hold period under applicable Canadian securities laws, which expired on February 22, 2022, and are restricted securities under U.S. securities laws. The Company relied on the exemption from registration under Section 4(a)(2) of the Securities Act, or Rule 506 of Regulation D, or Regulation S, for purposes of the private placement.

See also “Item 6. Directors, Senior Management and Employees—Compensation” and “Item 6. Directors, Senior Management and Employees—Share Ownership—Compensation Plans—Arras Minerals Corp. Equity Incentive Plan” for other issuances of securities of Arras under its equity incentive plan.

Property, Plants and Equipment

Beskauga Project

Location, Access and Infrastructure

The Beskauga Project is located in the Pavlodar Region of northeastern Kazakhstan, approximately 300 km from the Kazakhstan capital, Nur-Sultan (formerly Astana), approximately 70 kilometers southwest of the city of Pavlodar (population of approximately 330,000), and approximately 65 kilometers east of the town of Ekibastuz (population of approximately 125,000). There is an international airport at Nur-Sultan. Access to the project area is via sealed road from Pavlodar.

The property comprises three licenses, the Beskauga mineral license (67.8 square kilometers) in the center of the property, which has been the subject of all work carried out thus far, and the Stepnoe (425 square kilometers) and Ekidos (425 square kilometers) mineral exploration licenses.

The region has sufficient infrastructure to host large-scale mining operations and is a sophisticated transportation and communication node with a local economy dominated by activity in the mining and industrial sectors. Some 40% of all of Kazakhstan’s power-generating capacity comes from the region, which contains six power stations, three of which are in Pavlodar. Fresh water is supplied to the area from the Irtysh River/Karaganda Canal, and there is a large, well-trained labor force to draw upon for any future mining activities.

The map below shows the location of the Beskauga Project:

200000
300000
400000
500000
600000
7000
5900000
5800000
5700000
5600000
Pavlodar
Ekibastuz
Nur-Sultan
Beskauga Licences
Beskauga
Ekidos
Stepnoe
0
50
100 km

Property History, Title and Ownership Rights

The Beskauga deposit was discovered by a regional shallow drilling program conducted during the Soviet-era in the 1980s. Dostyk maintains minerals rights for the Beskauga deposit based on License No. 785 (series MG) dated January 8, 1996, and a series of subsequent contracts and addendums as per the Republic of Kazakhstan legislation.

The Beskauga mineral exploration license was issued under Kazakhstan’s previous mining code, which was based on a contract arrangement whereby a company agrees to meet certain milestones and expenditures with the government. Despite a new mining code being in place since June 2018, obligations under existing contracts and licenses are still enforced. Dostyk has a mineral exploration license providing for the right to explore for all minerals (except uranium) on the Beskauga property. In order to maintain the exploration license in good standing, Dostyk is required to spend the following:

●	2021: $1,801,000
●	2022: $2,726,000
●	2023: $4,700,000

Before the end of the three-year period ending December 31, 2023, the Beskauga exploration license will need to be converted to a mining license. A mining license has a provision to allow for another three-year exploration period before an economic study needs to be completed on the project. Pursuant to the Beskauga Option Agreement with Copperbelt and the Beskauga mineral exploration license held by Dostyk, Arras has the exclusive right and option to acquire Dostyk’s right to explore for all minerals (except uranium) on the Beskauga property until December 31, 2023.

Geology and Mineralization

The Beskauga Project is located in northeastern Kazakhstan, an area underlain by the rocks of the Altaid tectonic collage or Central Asian Orogenic Belt (CAOB), an extensive Palaeozoic subduction–accretion complex made up of fragments of sedimentary basins, island arcs, accretionary wedges and tectonically bounded terranes that was progressively developed from the late Neoproterozoic Era, through the Palaeozoic Era to the early Mesozoic Era, and which extends eastwards into Russia, Mongolia and China as the Transbaikal–Mongolian orogenic collage. These tectonic collages contain several major porphyry copper-gold/molybdenum and epithermal gold deposits formed over an extensive period from the Ordovician to the Jurassic and associated with the various magmatic arcs.

Beskauga is thought to be located in the lower Boshchekul–Chingiz volcanic arc, part of the Kipchak arc system. Island-arc volcanism was calc-alkaline in nature, evolving from are more sodic chemistry to more potassic in later stages and formed small hypabyssal intrusive bodies of gabbro, diorites, granodiorite and sodic granite. These intrusives are responsible for the formation of the copper-gold porphyry deposits in the region.

Beskauga is a copper-gold porphyry deposit with elevated grades of molybdenum and silver. The Beskauga Project area is predominantly underlain by sedimentary and volcanogenic-sedimentary rocks of Ordovician age. These have been intruded by small stock-like intrusive bodies of porphyry ranging in composition from granodiorite to quartz diorite to gabbro-diorite, also interpreted to be Ordovician in age. Dikes of diorite porphyry, diabase and graniteporphyry also cut the host sequence. The host rocks are hornfelsed proximal to intrusive contacts. The deposit area is covered by 10–40 meters of younger sediments of upper Eocene and Quaternary age.

The Beskauga Main porphyry-style copper-gold mineralization is largely hosted within granodiorite porphyry, whereas the Beskauga South gold mineralization is hosted within diorite porphyry and may represent an epithermal overprint. The diorite is interpreted to cut and postdate the granodiorite. Diabase is also interpreted to cut granodiorite. Intrusive relationships and timing relative to mineralization have not been clearly established.

Porphyry-style mineralization is hosted in granodiorite and plagiogranite intrusions that have elongated sheet-like shapes, often with offshoots. Mineralized zones are affected by stockwork veining and hydrothermal alteration and dip steeply. Alteration is represented by albitization, sericitization and pyritization, with the most intensive alteration at a depth of 250–500 meters. Tourmaline has also been described. Potassic alteration is described from mineralogical work. Sericite-pyrophyllite-quartz alteration and silicification in steeply dipping alteration zones is also described, indicating a degree of epithermal overprint.

Pyrite and chalcopyrite are the dominant sulphide minerals at Beskauga, with smaller amounts of bornite, chalcocite, tennantite, enargite, and molybdenite, with magnetite and hematite also described. Sulphides occur as fine-grained disseminations as well as in stockwork veins and veinlets, consisting of quartz-carbonate, quartz-carbonate-chlorite, and quartz-pyrite.

Mineral Resource Estimate

We retained CSA Global Consultants Canada Ltd. to prepare an independent technical report summary on the Beskauga Project dated June 7, 2021 (the “Technical Report Summary”). The purpose of the Technical Report Summary is to support the disclosure of Mineral Resource estimates for the Beskauga Project. The Technical Report Summary conforms to SEC Modernized Property Disclosure Requirements for Mining Registrants as described in Item 1300 of Regulation S-K, Disclosure by Registrants Engaged in Mining Operations (“S-K 1300”) and Item 601(b)(96) (Technical report summary) of Regulation S-K.

To demonstrate potential of the Beskauga deposit for eventual economic extraction, a preliminary pit optimization study was completed. A net smelter return (“NSR”) formula was developed and applied to the block model that incorporates metal prices, concentrate sales terms and metallurgical recoveries that were developed from metallurgical reports available for the Beskauga Project. The NSR formula applied was

NSR $/t = (38.137 + 11.612 x Cu%) x Cu% + (0.07 + 0.0517 x Ag g/t) x Ag g/t + (19.18 + 12.322 x Au g/t) x Au g/t.

The Mineral Resource estimate has been reported for all blocks in the resource model that fall within a pit shell that was developed for an alternative case with NSR multiplied by factor of 1.25 and NSR value exceeding $5.70/tonne. The entire Mineral Resource estimate has reasonable prospects for eventual economic extraction, and is a realistic inventory of mineralization, which, under assumed and justifiable technical and economic conditions, might, in whole or in part, become economically extractable.

Mineral Resources were classified in accordance with Item 1302(d)(1)(iii)(A) of Regulation S-K into Indicated and Inferred Mineral Resources. The classification is based upon an assessment of geological and mineralization continuity and quality assurance/quality control (“QAQC”) results, considering the level of geological understanding of the deposit, and specific requirements concerning the minimum number of samples and minimum number of drillholes used for grade interpolation for each block as carried out for each search pass. The classification of the Mineral Resources takes into account all uncertainties related to geological interpretation, mineralization continuity and geostatistical analysis, sampling method and sample and data security, drill sample control and quality, data quality and reliability, density, and topographic reliability.

In the Qualified Person’s opinion, further drilling and evaluation work is expected to improve classification of the Mineral Resource and provide better resolution of technical and economic factors that are likely to influence the prospect of economic extraction.

Beskauga Deposit—Summary of Mineral Resources as of January 28, 2021

based on a NSR cut-off that uses three-year trailing prices to November 2020 of $2.80/pound for copper, $17.25/ounce for silver and $1,500/ounce for gold and is constrained by a pit shell that considers a 1.25 factor above the NSR

Category	Tonnage (million tonnes or Mt)	Copper (Cu) (%)	Gold (Au) (grams/tonne or g/t)	Silver (Ag) (grams/tonne or g/t)
Measured Mineral Resources	—	—	—	—
Indicated Mineral Resources	207	0.23	0.35	1.09
Measured + Indicated Mineral Resources	207	0.23	0.35	1.09
Inferred Mineral Resources	147	0.15	0.33	1.02

●	A NSR $/t cut-off of $5.70/t was used, and the NSR formula is: NSR $/t = (38.137+11.612 x Cu%) x Cu% + (0.07 + 0.0517 x Ag g/t) x Ag g/t + (19.18 + 12.322 x Au g/t) x Au g/t.
●	The NSR formula incorporates variable recovery formulae. Average copper recovery was 81.7% copper and 51.8% for both gold and silver.
●	Metal prices of $2.80/pound for copper, $17.25/ounce for silver, and $1,500/ounce for gold were selected based on three-year trailing prices to November 2020.
●	The Mineral Resource is stated within a pit shell that considers a 1.25 factor above the NSR.
●	Mineral Resources are estimated and reported in accordance with the definitions for Mineral Resources in Item 1302(d)(1)(iii)(A) of Regulation S-K into Indicated and Inferred Mineral Resources, which is consistent with the CIM Definition Standards for Mineral Resources and Mineral Reserves adopted on May 10, 2014.
●	Serik Urbisinov (MAIG), CSA Global Principal Resource Geologist, is the independent Qualified Person with respect to the Mineral Resource estimate.
●	The Mineral Resource is not believed to be materially affected by any known environmental, permitting, legal, title, taxation, socio-economic, marketing, political or other relevant factors.
●	These Mineral Resources are not mineral reserves as they do not have demonstrated economic viability.
●	The quantity and grade of reported inferred resources in this Mineral Resource estimate are uncertain in nature and there has been insufficient exploration to define these inferred resources as indicated or measured; however, it is reasonably expected that a majority of the inferred Mineral Resources could be upgraded to indicated Mineral Resources with continued exploration.
●	See also pages 6 and 7 of the Technical Report Summary (filed as Exhibit 15.3 to this Annual Report) for the material assumptions and criteria for the Mineral Resource estimate.

Sample Preparation, Analyses and Security

Sample preparation was carried out at the Dostyk facility in Ekibastuz. Half-core samples were dried, weighed, and crushed and screened to −2 millimeters, and a ~1 kilogram split was milled to 200 mesh fineness (−90 µm). Milled pulps were split and sent to the Stewart Assay and Environmental Laboratory (“SAEL”) in Kara-Balta, Kyrgyzstan for analysis. All equipment used for sample crushing and milling was cleaned and blown with compressed air after each sample, and after each batch of samples a clean blank material was passed though the equipment. The sample preparation area was subject to compulsory wet cleaning once a day. The split core and crushed duplicate sample are stored in the specifically equipped sample storage facility in Ekibastuz, which can be locked and has on-site security.

SAEL has been utilized by Dostyk as the primary laboratory since 2007. SAEL is internationally accredited and independent of Dostyk. Umpire assays were carried out at Genalysis Laboratory in Perth, Australia (“Genalysis”). At both SAEL and Genalysis, samples were analyzed for gold using fire assay (“FA”) with an atomic absorption spectrometry (“AAS”) finish. A 30 gram bead was used in the FA process. A further 33 elements were determined by an aqua regia digest followed by inductively coupled plasma-optical emission spectrometry (ICP-OES) measurement of elemental concentrations.

QAQC samples comprised certified reference materials (“CRMs”), blanks, duplicates, and umpire assays. CRMs used were OREAS 209, OREAS 501b, OREAS 502b, OREAS 503b, and OREAS 54Pa. A total of 187 gold CRMs and 124 copper CRMs were analyzed, representing 0.52% and 0.34%, respectively, of the 36,271 samples in the database, below the recommended amount of 5% of CRMs. A total of 318 blank samples (0.9% of all samples) were submitted for analysis. Of all the blank material sampled, the majority had below detection or very low values reported, indicating that there is very little contamination overall. In 2013, 97 pulp duplicates were submitted for re-assay, and the results show relatively good repeatability. However, this only represents one year and 0.27% of all samples, and no core duplicates have been submitted; this represents a significant gap in QAQC.

External control check assays at Genalysis were completed on 966 samples (2.7% of all assays), and results show relatively good repeatability and similar distribution for gold and copper, although there is a slight positive bias towards the original results, especially for the copper grades.

It is the Qualified Person’s opinion that sample preparation and analyses were done in line with industry standards and are satisfactory. Although the number of CRM, duplicate, and blank samples are lower than what is considered standard, the quality of assays is considered to be adequate to be used for the Mineral Resource estimate.

Exploration Program

We commenced an exploration program in the second calendar quarter of 2021 on the Beskauga Property, which commenced after the date of the Technical Report Summary. This involved a geological mapping and sampling program of key select areas, as well as a diamond drilling program targeting extensions to the known mineralization. The exploration program’s design was determined based on historical geological information in the area and an airborne geophysics program that was completed in April 2021.

Final geophysical products for the airborne magnetic survey were received in July 2021 and confirmed a 300m x 300m “bulls-eye” magnetic high that had been previously identified with a ground magnetic survey completed in 2012. A lower magntic response surrounds the bulls-eye magnetic high which is interpreted to be an alteration halo around an intrusion. The Beskauga deposit sits on the eastern margin of the interpreted intrusion and the alteration halo. Only 30% of this margin has been tested with the drill.

The program to December 31, 2022 will look to upgrade the existing resource as well as test the wider area that has not yet been drilled. Specifically, the program includes:

●	a 30,000-meter exploration drill program in the immediate area to fully test the entire mineralizing system at Beskauga;
●	collection of multi-element litho-geochemical data and hyperspectral data from a selection of historical pulps and drill core and, on this basis, design of routine analytical protocol for all additional drilling;
●	relogging of select drill core, including detailed alteration and vein-type and density logging, and development of a standard operating procedure for logging to optimize data collection and understanding in a porphyry-epithermal system;
●	review and re-processing of induced polarization (IP) and magnetic data collected by Copperbelt;
●	a comprehensive density testing program to confirm the density value used in the Mineral Resource estimate;
●	completion of additional infill drilling to improve definition of the geology and mineralization and to support improved classification of additional Mineral Resources to the Measured or Indicated classification;
●	integration of geological, structural, alteration, and litho-geochemical and hyperspectral studies to support an improved understanding of deposit architecture, an improved three-dimensional (3D) geological model, and an initial geometallurgical domain model to guide additional metallurgical sampling;
●	additional metallurgical test work on both the copper and gold to confirm recovery and comminution parameters, deleterious element mitigation, with sample selection based on geometallurgical domains;
●	follow up on regional targets with geophysics and prospect drilling;
●	detail power and water sources, requirements, and begin all permitting processes; and
●	addressing any other gaps to be filled to advance the project towards a Mineral Resource update and preliminary feasibility study.

These items are expected to be carried out concurrently as a single phase of work, subject to obtaining sufficient financing.

Capital Expenditures

As the Company’s activities are at the exploration stage, minimal capital expenditures are required. Minor costs have been incurred in setting up the program infrastructure, such as a vehicle, computers, tools and equipment being used by the Company’s geologists in Kazakhstan. No major capital expenditures are anticipated in the coming year.

On March 19, 2021, pursuant to the APA, Arras acquired from Silver Bull $45,647 in mining equipment and $9,331 in computer equipment and software (the carrying amounts of which on October 31, 2021 were $38,800 and $1,697, respectively). Arras acquired an additional $71,855 in mining equipment during the period from February 5, 2021 to October 31, 2021 (the carrying amounts of which on October 31, 2021 was $64,669). All of the mining equipment and computer equipment and software were purchased within the last 12 months and remain in good physical condition.

Seasonality

The Company’s mineral exploration activities may be subject to seasonality due to adverse weather conditions including, without limitation, inclement weather, frozen ground and restricted access due to snow, ice or other weather-related factors. In addition, the mining and mineral exploration business is subject to global economic cycles effecting, among other things, the marketability and price of mineral products in the global marketplace.

Competition

The mineral exploration and mining industry is competitive in all phases of exploration, development and production. The Company competes with a number of other entities and individuals in the search for and the acquisition of attractive mineral properties. As a result of this competition, the Company may not be able to acquire attractive properties in the future on terms it considers acceptable. The Company may also encounter competition from other mining companies in efforts to hire experienced mining professionals. Increased competition could adversely affect the Company’s ability to attract necessary funding or acquire suitable properties or prospects for mineral exploration in the future. See “Risk Factors—Risks Relating to the Mineral Exploration Industry.”

Social and Environmental Policies

The Company is committed to conducting its operations in accordance with sound social and environmental practices. At present, the scale of operations has not required the adoption of formal policies. The Company will re-evaluate this position if and when necessary.

The Company is subject to the laws and regulations relating to environmental matters in all jurisdictions in which it operates, including provisions relating to property reclamation, discharge of hazardous materials and other matters. The Company may also be held liable should environmental problems be discovered that were caused by former owners and operators of its properties. The Company conducts its mineral exploration activities in compliance with applicable environmental protection legislation.

Employees

As of the date hereof, the Company has six employees, three of whom are located in Kazakhstan. The Company also relies on consultants and contractors to carry on its business activities and, in particular, to supervise and carry out mineral exploration on the Beskauga Property.

Corporate Offices

The Company is domiciled in Canada and its registered office is located at Suite 2600, Three Bentall Centre, 595 Burrard Street, Vancouver, British Columbia V7X 1L3, Canada. Our principal executive offices are located at 777 Dunsmuir Street, Suite 1610, Vancouver, British Columbia V7Y 1K4, Canada, and the Company’s telephone number is (604) 687-5800.

Available Information

The SEC maintains an Internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

Regulatory Overview

Kazakhstan Mining Law

Kazakhstan has recently updated its mining code and since 2018 all new licenses are issued under this code. The new mining code, the Code on Subsoil and Subsoil Use (the “SSU Code”) was adopted on June 29, 2018 and is based on the Western Australian model. Under the SSU Code, Kazakhstan transferred from a contractual regime to a licensing regime for solid minerals (except for uranium, which remains under a contractual regime). The purpose has been to boost investment in exploration and mining in Kazakhstan and remove administrative burdens for subsoil users. The mining industry in Kazakhstan accounts for about 14% of gross domestic product and more than 20% of exports and is seen as a key industry.

Under the Kazakhstan Constitution, the subsoil is owned by the state. In regulating the mining sector, the state is represented by the competent authority, the Ministry of Industry and Infrastructural Development (“MIID”), which is authorized to grant and terminate subsoil use rights (“SURs”) and control compliance obligations related to SURs. Under the SSU Code, SURs are granted under subsoil use licenses, either for exploration or mining. Under the previous regime, SURs were granted under contracts for the right of exploration, mining, or combined exploration and mining.

Exploration licenses are granted for up to six years with the possibility of an extension for five more years and provide an exclusive right to use the subsoil for the purpose of exploration and for assessment of resources and reserves for subsequent mining. If a deposit is discovered, the exploration license holder has an exclusive right to obtain a mining license if the discovery is confirmed by a report on estimation of resources and reserves of solid minerals. The SSU Code entitles subsoil users to estimate resources and reserves under the KAZRC standard, which is aligned with the CRIRSCO, JORC and CIM reporting codes.

Under the older contractual permitting system, a company agreed to meet certain milestones and expenditure. Despite a new mining code being in place, obligations under existing contracts are still enforced. Should a company fail to meet its obligations as stated in the contract, or the company needs to extend or change the terms, the company can approach the government and request amendment to its contract.

The SSU Code is the principal law regulating the mining sector, with detail provided by a number of government decrees and ministerial orders. Mining of precious metals is also affected by the Law on Precious Metals and Precious Stones (the “Precious Metals Law”) under which the Kazakhstan National Bank can exercise a priority right to buy fine gold at international prices.

Ecological Requirements

The new Environmental Code of the Republic of Kazakhstan came into force on July 1, 2021. The Environmental Code provides for the following mechanisms for economic regulation of environmental protection:

●	fees for impact on the environment, the rates of which are established by tax legislation;
●	market-based mechanisms for managing emissions into the environment, which include setting limits on emissions into the environment, allocating quotas for emissions into the environment, trading in quotas and commitments to reduce emissions into the environment;
●	environmental insurance, the purpose of which is to ensure the civil liability of a person to compensate for environmental damage caused by an accident; and
●	economic stimulation of activities aimed at environmental protection (establishment of incentives for renewable energy sources, promotion of “green” technologies, etc.).

The most important features of the Environmental Code that affect exploration and mining of solid minerals are as follows.

The Environmental Code provides that impacts of the planned activity must be evaluated either in a mandatory environmental impact assessment or mandatory screening of the impacts of the planned activity. The screening is a process of identifying potential significant environmental impacts, to determine whether an environmental impact assessment (“EIA”) is necessary or not.

An EIA is mandatory for open-pit mining of solid minerals on an area of more than 25 hectares and primary processing (concentrating) of extracted solid minerals. A screening is mandatory for (i) exploration for solid minerals, which is associated with the extraction of rock mass and soil movement for the purpose of assessing solid mineral resources, (ii) open pit mining on an area of less than 25 hectares, and (iii) underground mining. In certain cases, the authorized body can decide based on the screening results that the full EIA is necessary for the planned activity.

For those projects that must undergo an EIA, the next step after the EIA is preparation of the potential impact report (“Potential Impact Report”), which based on the results of the EIA. The Potential Impact Report:

●	must be considered by the public at a public hearing, with the participation of representatives of state bodies and the public; and
●	is subject to expert examination at the authorized body special commission for expert examination.

Based on the results of the expert examination, the authorized body issues an opinion on the draft Potential Impact Report (valid for three years).

The conclusions and conditions contained in the Potential Impact Report must be taken into account by state bodies when issuing environmental permits, accepting notifications and during the course of administrative procedures related to the implementation of the planned activities.

The Environmental Code provides for the following types of environmental permits:

●	integrated environmental permits; and
●	environmental impact permits.

An integrated environmental permit is required for facilities of Category I (these include facilities related to the production and processing of solid minerals) with the exception of those facilities of Category I, which were commissioned before July 1, 2021, or facilities a positive conclusion for construction of which was obtained by July 1, 2021. The requirement for the mandatory obtaining an integrated environmental permit comes into force on January 1, 2025. The integrated environmental permit is valid indefinitely.

An environmental impact permit is required for the construction and/or operation of facilities of Category II (these include facilities used in the exploration of solid minerals with the extraction of rock mass and movement of soil for the purpose of assessing the resources of solid minerals), as well as for the operation of facilities of Category I indicated above.

Environmental impact permits are issued for a period not exceeding ten years.

Another important matter is regulation of waste management. There is a hierarchy of measures to be applied in the management of mining waste:

●	prevention of waste generation;
●	preparation of waste for re-use;
●	waste processing;
●	waste recycling; and
●	waste disposal.

Thus, depending on which technological solutions are applied by Arras during exploration and further mining of solid minerals, it will be necessary to comply with the following environmental requirements:

●	conducting the screening and/or environmental impact assessment of the planned production activity (including passing environmental impact assessment); and
●	obtaining environmental permit(s).

Water Use

The use of surface and underground water resources with or without withdrawal for drinking, household and project needs, as well as the discharge of industrial, domestic, drainage and other wastewater (“special water use”) is carried out on the basis of special water use permits.

One of the types of special water use is its use in injection wells to maintain the reservoir pressure of underground leaching during the production of solid minerals. Special water use also includes the discharge of groundwater (mine, quarry, mine), incidentally taken during the exploration and/or production of solid minerals into surface water bodies, subsoil, water facilities or terrain.

A permit for special water use is not required for:

●	the use of the following water intake structures: mine and tubular filter wells and capturing structures operating without forced lowering of the level with the withdrawal of water in all cases no more than 50 cubic meters per day from the first aquifer from the surface not used for centralized water supply; or
●	intake (pumping out) of underground waters (pit, quarry, mine), incidentally taken during the exploration and/or production of solid minerals.

Payment for special water use is determined by tax legislation.

During exploration and mining operations, Arras may be required to obtain a special water use permit depending on what use of water resources is planned.

Land Use Regulations

During the Exploration Stage

All issues related to obtaining land for exploration and production of solid minerals are governed by the Land Code dated June 20, 2003.

Mineral exploration operations can be carried out on state-owned land that is not provided for land use, on the basis of a public easement. Also, subsoil users have a right to carry out the exploration of mineral operations on land plots in private ownership or land use, on the basis of a private or public easement, without the seizure of land plots from private owners or land users.

A subsoil user conducting exploration operations is entitled to demand that an owner or land user grant it the right to limited use of these areas (i.e., a private servitude).

A public easement is formalized by decisions of local executive bodies on the basis of a relevant subsoil use license or subsoil use contract.

A private easement is established by an agreement on the establishment of a private easement concluded between the subsoil user and the owner or land user. If no agreement is reached on the terms of such an agreement, the terms of the private easement must be determined by the court.

A license for the extraction of solid minerals serves as a basis for the local government body to grant the subsoil user the right to temporary paid land use (i.e., a lease) to a land plot (for the entire period of validity of the license or contract).

Beskauga Project

Arras’s Beskauga Project consists of three licenses: the Beskauga license, which was issued under the older permitting system; and the Ekidos and Stepnoe licenses, which were issued under the new SSU Code in October 2020. The Beskauga license is held by Dostyk, a Kazakh entity 100% owned by Copperbelt, a private mineral exploration company registered in Switzerland with which Arras has an option agreement. The Ekidos and Stepnoe licenses are held by Ekidos LLP, to which Arras has made loans totaling $3.2 million as at October 31, 2021.

Beskauga License

Dostyk maintains minerals rights for the Beskauga deposit based on License No. 785 (series MG) dated January 8, 1996, a contract dated October 11, 2001 and a series of subsequent addendums as per the Republic of Kazakhstan legislation.

The subsoil right for the Beskauga area was initially acquired by Goldbelt Resources Ltd in 1996 as part of a much larger License No. 785 (Mykubinsk), issued to its 80% subsidiary, Dostyk, under the old permitting system. In 2000, Goldbelt Resources Ltd sold its interest in Dostyk to Celtic Resources, a London-listed company.

Exploration rights under License No. 785 including Beskauga were re-issued to Dostyk in October 2001 as Contract No. 759 for the Maikuben area. No drilling at the Beskauga deposit was conducted by Goldbelt Resources Ltd or Celtic Resources.

Via its option agreement with Copperbelt, Arras has acquired the right to explore for “All Minerals” (except uranium) on the remaining Dostyk license including the Beskauga deposit. The present contract set forth its validity period as until the last day of validity of License MG No. 785, January 8, 2021, with an ability to extend until the full depletion of resources.

On February 8, 2021, the MIID granted an extension of the exploration rights to Dostyk until February 8, 2024. Under this addendum, Arras via its agreement with Copperbelt will be required to spend the following over three years to keep the license in good standing:

●	2021: $1.801 million;
●	2022: $2.726 million; and
●	2023: $4.7 million.

At the end of this three-year period in February 2024, the Beskauga exploration contract will need to be converted to a mining license.

Stepnoe, Ekidos, Akkuduk, Nogurbek, Maisor and Elemes Exploration Licenses

Ekidos LLP holds six exploration licenses: the Ekidos (No. 875-EL) and Stepnoe (No. 876-EL) licenses, which were granted on October 22, 2020 to Ekidos LLP; the Akkuduk (No. 1178-EL) license, which was granted on February 2, 2021; Nogurbek (No. 1413-EL) license, which was granted on August 2, 2021; Maisor (No. 1471-EL) license, which was granted on October 22, 2021 and Elemes (No. 1555-EL) license, which was granted on January 14, 2022. All six licenses were applied for under the SSU Code. Under the new code, the licenses are granted for “All Minerals” (except uranium) for an initial six-year period. The licenses can be extended once for an additional five years.

An annual exploration commitment for each license is calculated based on the number of 2.5 km2 “blocks” contained within the license. The exploration commitment for each block is calculated based on a “minimum wage index” (MRP) by the Kazakh State which is then multiplied by the index established by the SSU Code. The rates will vary slightly from year to year due to changing MRP indices, but the annual expenditure commitment for 2022 for the exploration licenses is calculated via a formula outlined in the SSU Code to be approximately $15,600 for each license. It is not expected that this annual exploration commitment cost will materially vary over the first three years.

In addition to the annual exploration commitment costs, there is an annual “land lease” fee, which is calculated using the formula “15MRP x No. of blocks.” It is estimated this fee will equate to approximately $21,000 each per year for each of the exploration licenses.

The annual expenditure commitment in a given year can be covered by expenditure accrued over the years where the exploration expenditure exceeds the calculated commitment amount. The annual expenditure commitment can be reduced by ceding ground.

Maikain JV Agreement

On May 20, 2021, Ekidos LLP entered into the Maikain JV Agreement with Orogen LLP in connection with, among other things, mineral license applications for, and further exploration and evaluation of, certain properties in an area of interest, including the Akkuduk, Nogurbek, Maisor, and Elemes properties located in Kazakhstan.

The map below shows the location of the the Akkuduk, Nogurbek, Maisor, and Elemes properties, including in relation to the Beskauga Property and the Stepnoe and Ekidos properties:

KAZAKHSTAN
1500 km
N
Legend
Licence Outline
Maisor
Stepnoe
Beskanga
Ekidos
Elemes
Norgubek
Akkuduk
80 km
N

The exploration license for the Akkuduk property was granted on February 2, 2021. The exploration license for the Nogurbek property was granted on August 20, 2021. The exploration license for the Maisor property was granted on October 22, 2021. The exploration license for the Elemes property was granted on January 14, 2022.

The Company (through Ekidos LLP) and Orogen LLP have initial participating interests in the Maikain joint venture of 80% and 20%, respectively. Pursuant to Maikain JV Agreement, once the Company spends a minimum of $3,000,000 on a property in the area of interest, the Company has the option to acquire Orogen LLP’s participating interest in such property for $1,500,000.

The Maikain JV Agreement shall terminate automatically upon the earlier of (i) there being one participant in the joint venture, (ii) by written agreement between the parties, or (iii) May 20, 2024.

The map to the right shows the location of the properties in relation to the Beskauga Project.

The exploration licenses sit in the same Ordovician aged belt of rocks as the Beskauga deposit and are considered highly prospective for porphyry and volcanogenic massive sulphide (VMS) deposits. Historical Soviet reports from between 1965 and 1970 describe a program of mapping and sampling in the area.

Tax Code

In late-2017, Kazakhstan announced substantial changes to its Tax Code (the “Tax Code”) effective as of January 2018, with a mix of generally applicable changes and measures targeted at mining. The new Tax Code includes specific mineral taxation provisions and lists special taxes imposed on subsoil use in addition to such general taxes as the corporate income tax and value added tax, as well as import- and export-related taxes. Notably, several taxes and payments applicable to the mining sector have been removed from the new Tax Code, including the excess profit tax, historical cost payments, and the requirement to pay a commercial discovery bonus.

These reforms are aligned with the SSU Code which will require geological data to be published after a specified period.

Environmental Code

Kazakhstan’s Environmental Code (the “Environmental Code”) was introduced in 2007 and was followed by various changes to the country’s environmental legislation, including the adoption of the Law on Supporting the Use of Renewable Sources of Energy in 2009 and the Law on Energy Saving and Energy Efficiency in 2012. Water resources and related matters are also discussed in separate water legislation. The new Environmental Code took effect on July 1, 2021.

The SSU Code requires subsoil users’ compliance with all relevant environmental legislation.

The Environmental Code separately obliges companies to perform an environmental impact assessment which is reviewed by “the competent environmental authorities” and, in the case of high-risk operations, by the Ministry of Ecology, Geology and Natural Resources. Extending the assessment to involve an initial environmental screening could be considered, as within the current framework the assessment takes place only once the project plans are well advanced.

An environmental permit is available for subsoil operators in Kazakhstan, setting out limits for emissions of pollutants according to a set of emission limit values (“ELVs”). The new Environmental Code refers to the permit which allows operators to legally emit pollutants into the environment within certain limits. The complex mechanisms of calculating ELVs involve a large number of different pollutants, creating challenges for operators seeking to comply with ELVs even through the application of best available techniques (BATs) for managing emissions. The ELVs also form the basis of environmental taxes for an operator, but these and other taxation issues are not covered by the new SSU Code and instead addressed in the Tax Code.

The Spin-off

Since the completion of the Spin-off on September 24, 2021, we have operated as a stand-alone company. Prior to completion of the Spin-off, on August 31, 2021, we entered into a Separation and Distribution Agreement with Silver Bull. The Separation and Distribution Agreement sets forth our agreements with Silver Bull regarding in connection with the Distribution and providing a framework for the relationship between the parties after the Distribution.

Pursuant to the Separation and Distribution Agreement, Silver Bull agreed to continue to incur the salaries of its employees and other office-related overhead costs and charge Arras for a portion of these costs on a pro-rata cost-recovery basis until the earlier of (i) the date on which our common shares are listed on a stock exchange or (ii) December 31, 2021. In February, 2022, the Company entered into an employment or consulting agreement, effective January 1, 2022, with each member of the senior management team. See “Item 6. Directors, Senior Management and Employees—Compensation—Directors and Senior Management—Employment Agreements with Senior Management” for a description of those agreements.

Pursuant to the Separation and Distribution Agreement, Silver Bull, may, in its sole discretion, offer holders of outstanding Silver Bull warrants who exercise them after the Distribution the right to receive, instead of solely Silver Bull shares, one Silver Bull share and one Arras common share in exchange for the original exercise price, subject to compliance with applicable securities laws. If Silver Bull makes such an offer, then (i) Arras must issue Arras common shares to the holders of Silver Bull warrants who elected to accept such offer and (ii) Silver Bull must remit to Arras a portion of the aggregate cash warrant exercise price received by Silver Bull.

We describe these and other arrangements between Silver Bull and us in greater detail under “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions.”

ITEM 4A.	UNRESOLVED STAFF COMMENTS.

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS.

Operating Results

For the period from inception on February 5, 2021 to October 31, 2021, the Company had a net loss of $2,111,582. The loss for this period is likely not indicative of the Company’s expected operations going forward as the Company’s exploration activities at the Beskauga Project have only recently commenced. Additionally, these costs include an allocation from Silver Bull of certain corporate-related general and administrative expenses that we would incur as a stand-alone company that we have not previously incurred. In the opinion of management only, the method used in allocating these expenses is reasonable. However, the allocation of these additional expenses may not be indicative of the actual expense that would have been incurred had we operated as a stand-alone company for the period presented.

Liquidity and Capital Resources

As of October 31, 2021, the Company had cash and cash equivalents of $3,806,291. The source of this cash was from the completion of the Company’s private placements of 5,035,000 common shares at a price of CDN$0.50 per share for gross proceeds of CDN$2,517,500 on April 1, 2021 and 6,368,000 common shares at a price of CDN$1.00 per share for gross proceeds of CDN$6,368,000 on October 21, 2021. No placement agent or finder’s fees were paid in connection with the April 2021 private placement. The Company paid a 5% finder fee totaling $28,927 to an agent respect to certain purchasers who were introduced by the agent in connection with the October 2021 private placement. The Company incurred other offering costs associated with the private placements of $21,761 and $25,794, respectively.

In April 2021, the Arras Board approved an exploration budget for the Beskauga Property of $8.0 million for the period from April to December 2021, dependent upon the Company’s ability to raise additional funding. This exploration budget most significantly includes the undertaking of a 30,000-meter drilling program at Beskauga.

As of October 31, 2021, the Company has earned no revenues and has incurred accumulated net losses of approximately $2.1 million. The Company’s ability to continue as a going concern is dependent on raising additional capital to fund the Company’s exploration plans and ultimately to attain profitable operations. Management plans to pursue possible financing options, including but not limited to obtaining additional equity financing. However, there is no assurance that the Company will be successful in pursuing these plans.

As future additional financing in the near term will likely be in the form of proceeds from issuances of equity securities, it is likely that there will be dilution to our existing shareholders. Moreover, we may incur fees and expenses in the pursuit of such financings, which will increase the rate at which our cash and cash equivalents are depleted.

Research and Development, Patents and Licenses, Etc.

Not applicable.

Trend Information

Please see “Item 5. Operating and Financial Review and Prospects—Operating Results” for trend information.

Critical Accounting Estimates

Not applicable.

Safe Harbor

This Annual Report contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act and as defined in the Private Securities Litigation Reform Act of 1995. See “Cautionary Statement Regarding Forward-Looking Statements.”

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.

Directors and Senior Management

Board of Directors

The Arras Board is comprised of five seats, three of which are filled by current members of the Silver Bull Board. A majority of the members of the Arras Board are independent based on applicable Canadian securities laws and non-U.S. persons.

The following table sets forth certain summary information in respect of the current directors of the Company.

Name and place of residence	Position(s)/title	Date first became a director	Principal occupation(s) for the past five years
Brian D. Edgar Vancouver, British Columbia	Chairman	February 5, 2021	Corporate Director
Timothy T. Barry Squamish, British Columbia	Director and Chief Executive Officer	February 5, 2021	President (February 5, 2021–October 1, 2021) and Chief Executive Officer (since February 5, 2021) of Arras; and Chief Executive Officer of Silver Bull (a mining company) (since 2011).
Darren E. Klinck, Vancouver, British Columbia	Director and President	October 1, 2021	President, Arras (since October 1, 2021); President, Silver Bull (a mining company) (since October 1, 2021); President (August 2017–April 2021) and Chief Executive Officer (August 2017–January 2020) of Bluestone Resources Inc.; and Executive Vice President (among other roles) of OceanaGold Corporation (April 2007–June 2017).
G. Wesley Carson Vancouver, British Columbia	Director	April 1, 2021	Vice President, Mining Operations at Wheaton Precious Metals Corp. (since 2017); and Vice President, Project Development at Sabina Gold & Silver Corp. (from 2012 to 2017).
Daniel J. Kunz Boise, Idaho	Director	April 1, 2021	President and Chief Executive Officer of Prime Mining Corp. (a mining company) (since June 2020); and Managing Member of Daniel Kunz & Associates, LLC (an advisory and engineering services company) (since 2014).

Brian D. Edgar

Mr. Edgar has served as Chairman of Arras since its inception on February 5, 2021 and as Chairman of the Silver Bull Board since April 2010. Mr. Edgar has broad experience working in junior and mid-size natural resource companies. He served as Dome’s President and Chief Executive Officer from February 2005 to April 2010, when Dome was acquired by Silver Bull. Further, Mr. Edgar served as a director of Dome (1998–2010), Lundin Mining Corp. (September 1994 – May 2015), Lucara Diamond Corp. (2007–May 2020), BlackPearl Resources Inc. (2006–December 2018), and ShaMaran Petroleum Corp. (2007–June 2019). He has served as a director of Denison Mines Corp. since 2005 and of numerous public resource companies over the last 30 years. Mr. Edgar practiced corporate/securities law in Vancouver, British Columbia, Canada for 16 years.

Timothy T. Barry

Mr. Barry has served as President (February 5, 2021–October 1, 2021) and Chief Executive Officer (since February 5, 2021) of Arras and as President (2011–October 1, 2021), Chief Executive Officer and a director and (since March 2011) of Silver Bull. From August 2010 to March 2011, he served as Silver Bull’s Vice President – Exploration. Between 2006 and August 2010, Mr. Barry spent five years working as Chief Geologist in West and Central Africa for Dome. During this time, he managed all aspects of Dome’s exploration programs and oversaw corporate compliance for Dome’s various subsidiaries. Mr. Barry also served on Dome’s board of directors. In 2005, he worked as a project geologist in Mongolia for Entree Gold, a company that has a significant stake in the Oyu Tolgoi mine in Mongolia. Between 1998 and 2005, Mr. Barry worked as an exploration geologist for Ross River Minerals Inc. on its El Pulpo copper/gold project in Sinaloa, Mexico, for Canabrava Diamonds Corporation on its exploration programs in the James Bay lowlands in Ontario, Canada, and for Homestake Mining Company on its Plutonic Gold Mine in Western Australia. He has also worked as a mapping geologist for the Geological Survey of Canada in the Coast Mountains, and as a research assistant at the University of British Columbia, where he examined the potential of CO2 sequestration in Canada using ultramafic rocks. Mr. Barry received a bachelor of science degree from the University of Otago in Dundein, New Zealand and is a Chartered Professional Geologist (CPAusIMM).

Darren E. Klinck

Mr. Klinck has served as President of each of Arras and Silver Bull since October 1, 2021. He most recently served as President (August 2017–April 2021) and Chief Executive Officer (August 2017–January 2020) of Bluestone Resources Inc. From April 2007 to June 2017, he served in numerous roles at OceanaGold Corporation, including Executive Vice President and Head of Corporate Development, Head of Business Development, and Vice President of Corporate and Investor Relations. Mr. Klinck has served as a director of ValOre Metals Corp. since June 1, 2021 and as a director of Gold Basin Resources Corp. since September 9, 2021. In addition, he served as a director of Bluestone Resources Inc. from August 2017 to April 2021. Mr. Klinck has a Bachelor of Commerce degree from the Haskayne School of Business at The University of Calgary.

G. Wesley Carson

Mr. Carson, BASc., P.Eng., has over 20 years of experience in the mining industry and has held a variety of leadership roles in operations, project development and engineering with both junior and major mining companies, including multiple M&A integrations. Since June 2017, he has been the Vice President, Mining Operations at Wheaton Precious Metals Corp. From June 2012 to June 2017, Mr. Carson was the Vice President – Project Development with Sabina Gold & Silver Corp. He also worked with Thompson Creek Metals Company Inc. as Vice President and General Manager for the Mt. Milligan project in Central British Columbia from October 2010 to February 2012, and for Terrane Metals Corp. as its Director, Mining from November 2007 to November 2010. Prior to this, he worked for Cominco Ltd., Teck Corporation, Placer Dome Inc. and Barrick Gold Corporation in a variety of operating roles in both North America and Africa. Mr. Carson received his Bachelor of Applied Science, Mining and Mineral Process Engineering at the University of British Columbia, and is a registered Professional Engineer in the Province of British Columbia.

Daniel J. Kunz

Mr. Kunz has more than 35 years of experience in international mining, energy, engineering and construction, including in executive, business development, management, accounting, finance and operations roles. He has served as a member of the Silver Bull Board since April 2011. In June 2020, he was appointed President and Chief Executive Officer of Prime Mining Corp., a mine development company. Since 2014, he has been the managing member of Daniel Kunz & Associates, LLC, an advisory and engineering services company focused on the natural resources sector. From 2013 to 2018, he was the Chairman and Chief Executive Officer of Gold Torrent, Inc., a mine development company. In addition, Mr. Kunz is the founder, and from 2003 until he retired in April 2013 was the President and Chief Executive Officer and a director, of U.S. Geothermal, Inc., a renewable energy company that owns and operates geothermal power plants in Idaho, Oregon, and Nevada and was sold to Ormat Technologies, Inc. in 2018. Mr. Kunz was Senior Vice President and Chief Operating Officer of Ivanhoe Mines Ltd. from 1997 to October 2000, and served as its President and Chief Executive Officer and as a director from November 2000 to March 2003. He was part of the team that discovered Oyu Tolgoi, one of the world’s largest copper-gold deposits. From March 2003 to March 2004, Mr. Kunz served as President and Chief Executive Officer of China Gold International Resources Corp. Ltd. and served as a director from March 2003 to October 2009. Mr. Kunz was a founder of MK Resources LLC, formerly known as the NASDAQ-listed company MK Gold Corporation, and directed the company’s 1993 initial public offering as the President and Chief Executive Officer and a director. For 17 years, he held executive positions with NYSE-listed Morrison Knudsen Corporation (including Vice President and Controller). Mr. Kunz holds a Masters of Business Administration and a Bachelor of Science in Engineering Science. He is currently a director of Raindrop Ventures Inc., Prime Mining Corp., and Greenbriar Capital Corp.

Public Company Directorships

The following directors currently serve on the board of directors of the public companies set out below:

Name	Public company directorship(s)
Brian D. Edgar	Denison Mines Corp. and Silver Bull
Timothy T. Barry	Silver Bull
G. Wesley Carson	Prosper Gold Corp.
Daniel J. Kunz	Greenbriar Capital Corp., Prime Mining Corp., Raindrop Ventures Inc. and Silver Bull
Darren E. Klinck	ValOre Metals Corp. and Gold Basin Resources Corp.

Senior Management

The following table sets forth certain summary information in respect of our senior management as of the date of this Annual Report.

Name and place of residence	Position(s)/title	Principal occupation(s) for the past five years
Timothy T. Barry Squamish, British Columbia	Chief Executive Officer	President (February 5, 2021–October 1, 2021) and Chief Executive Officer (since February 5, 2021) of Arras; and Chief Executive Officer of Silver Bull (a mining company) (since 2011).
Darren E. Klinck Vancouver, British Columbia	President	President, Arras (since October 1, 2021); President, Silver Bull (a mining company) (since October 1, 2021); President (August 2017–April 2021) and Chief Executive Officer (August 2017–January 2020) of Bluestone Resources Inc.; and Executive Vice President (among other roles) of OceanaGold Corporation (April 2007–June 2017).
Christopher Richards Vancouver, British Columbia	Chief Financial Officer	Chief Financial Officer of Silver Bull (a mining company) (since September 2020); Vice President of Finance for Great Panther Mining Limited (a mining company) (from June 2018 until February 2020); self-employed senior financial consultant (January 2017 until May 2018); and Vice President of Finance and Corporate Secretary of Kyzyl Gold Ltd. (a mining company) (December 2013 until December 2016).

Timothy T. Barry, Chief Executive Officer

See “—Directors and Senior Management—Board of Directors” above.

Darren E. Klinck, President

See “—Directors and Senior Management—Board of Directors” above.

Christopher Richards, Chief Financial Officer

Mr. Richards was appointed as Silver Bull’s Chief Financial Officer effective as of September 28, 2020. Previously, Mr. Richards served as the Vice President of Finance for Great Panther Mining Limited, a U.S. and Canadian dual-listed gold and silver producer, from June 2018 to February 2020. From January 2017 to May 2018, he was self-employed as a senior financial consultant, advising public and private companies in the mining and natural resources industries. Prior to that, Mr. Richards served as the Vice President of Finance and Corporate Secretary (December 2013–December 2016) and Group Controller (April 2009–November 2013) of Kyzyl Gold Ltd., a wholly owned subsidiary of London Stock Exchange-listed Polymetal International plc, engaged in the development of the Kyzyl Gold Mine located in Kazakhstan. From July 2015 to October 2016, he served as the Chief Financial Officer of TSX Venture Exchange-listed True North Gems Inc. Earlier in his career, Mr. Richards served as the Corporate Controller of U.S. and Canadian dual-listed NovaGold Resources Inc. and as a Senior Manager of Audit for KPMG LLP. He is a CPA (Chartered Professional Accountant, British Columbia), CA, and received a Bachelor of Business Administration degree from Simon Fraser University in 2000 and a certificate in mining studies from the University of British Columbia in 2014.

Arrangements Concerning Election of Directors; Family Relationships

We are not a party to, and are not aware of, any arrangements pursuant to which any our senior management members or directors was selected as such. In addition, there are no family relationships among our senior management members or directors.

Compensation

Directors and Senior Management

Because we are a newly incorporated entity, we have not previously provided any cash compensation to our directors or senior management. The management team of Arras consists of the same individuals who serve as officers of Silver Bull. The following table presents, in the aggregate, all compensation that Silver Bull paid to those of our directors who served as directors of Silver Bull (in their capacities as directors) and to our senior management team members who served as officers of Silver Bull for the year ended October 31, 2020.

Compensation Expenses for the Year Ended October 31, 2020

	Salary and related benefits	Pension, retirement and other similar benefits		Share-based compensation		Total
Non-executive directors as a group (2 persons)	$52,000	$	nil	$	nil	$52,000
Senior management as a group (3 persons)	320,908		nil		nil	320,908
Total	$372,908	$	nil	$	nil	$372,908

In addition, the following table presents, in the aggregate, the allocated costs from Silver Bull of compensation expenses for our directors and senior management team members that we would incur as a stand-alone company for the period from inception on February 5, 2021 to October 31, 2021 (based on a 50% to 75% share of such expenses being incurred by Silver Bull and invoiced to us during the period, except for director G. Wesley Carson, who is not a director of Silver Bull, and the Company’s President, Darren Klinck, both of whose compensation has been incurred or invoiced to Arras based on their compensation and consulting arrangements with the Company). In the opinion of management only, the method used in allocating these expenses is reasonable. However, the allocation of these compensation-related expenses may not be indicative of the actual expense that would have been incurred had we operated as a stand-alone company for the period presented.

Compensation Expenses for the Period from Inception on February 5, 2021 to October 31, 2021

	Salary and related benefits	Pension, retirement and other similar benefits	Share-based compensation (1)	Total
Non-executive directors as a group (4 persons)	$82,264	$nil	$379,183	$461,447
Senior management as a group (3 persons)	229,547	57,992	511,297	1,033,766
Total	$311,811	$57,992	$890,480	$1,495,213

(1)	In accordance with IFRS, the fair value of each stock option granted during the period was based on the grant date fair value of the vested portion of each award using the Black-Scholes option pricing model.

We will be required to disclose the compensation paid to our senior management on an individual basis in all annual reports on Form 20-F that we file with the SEC once that information is required to be disclosed under Canadian law or is otherwise publicly disclosed.

Employment Agreements with Senior Management

In February  2022, the Company entered into an employment or consulting agreement, effective January 1, 2022, with each member of the senior management team.

Timothy T. Barry

In February 2022, the Company entered into a consulting agreement (the “Barry Consulting Agreement”) with Mr. Barry, pursuant to which Mr. Barry serves as the Chief Executive Officer of the Company. Pursuant to the terms and conditions of the Barry Consulting Agreement, Mr. Barry will receive an annual fee of CDN$300,000 (the “Barry Consulting Fee”) and will be eligible to participate in the Company’s annual bonus plans during the term of the Barry Consulting Agreement, with a bonus target of up to 50% of the annual fee, or a target determined by the Arras Board. In addition, Mr. Barry is eligible to participate in the Company’s Management Retention Bonus Plan. In the event that the Barry Consulting Agreement is terminated by the Company without cause or by Mr. Barry for “good reason” (as defined in the Barry Consulting Agreement), Mr. Barry is entitled to the following amounts, payable in a lump sum: (i) in the event that the Barry Consulting Agreement is terminated prior to February 9, 2023, six months of the Barry Consulting Fee and (ii) in the event that the Barry Consulting Agreement is terminated on or after February 9, 2023, 12 months of the Barry Consulting Fee plus one month of the Barry Consulting Fee for each additional year of service from February 9, 2022, up to a maximum of 24 months of the Barry Consulting Fee plus a payment equal to a pro-rated portion of the annual cash bonus. If the Company terminates the Barry Consulting Agreement without cause within three months following a “change of control” (as defined in the Barry Consulting Agreement), Mr. Barry is entitled to 24 months of the Barry Consulting Fee plus a lump-sum payment equal to two times the annual cash bonus (such payment, the “Barry Change of Control Payment”). In addition, Mr. Barry has the right to terminate the Barry Consulting Agreement for any reason within six months following a “change of control” and receive the Barry Change of Control Payment from the Company. In addition, upon any termination pursuant to which Mr. Barry receives any of the termination of Barry Change of Control Payments described above, Mr. Barry is further entitled to continued benefits provided under the Company’s insured standard benefit plan for a period of 12 months following such termination.

Darren E. Klinck

In February 2022, the Company entered into an amended consulting agreement (the “Westcott Consulting Agreement”) with Mr. Klinck’s personal service corporation, Westcott Management Ltd. (“Westcott”), pursuant to which Mr. Klinck serves as the President of the Company. Pursuant to the terms and conditions of the Westcott Consulting Agreement, Westcott will receive an annual fee of CDN$300,000 (the “Westcott Consulting Fee”) and will be eligible to participate in the Company’s annual bonus plans during the term of the Westcott Consulting Agreement, with a bonus target of up to 50% of the annual fee, or a target determined by the Arras Board.

In addition, Wescott is entitled to the following retention amounts, subject to the Company reaching the applicable market capitalization targets by April 15, 2027: (i) CDN$500,000 if and when the Company’s market capitalization reaches at least CDN$250,000,000 for five consecutive trading days, (ii) CDN$500,000 if and when the Company’s market capitalization reaches at least CDN$500,000,000 for five consecutive trading days, and (iii) CDN$1,000,000 if and when the Company’s market capitalization reaches at least CDN$1,000,000,000 for five consecutive trading days (collectively, the “Retention Bonus”). In the event that the Company undergoes a “change of control” (as defined in the Westcott Consulting Agreement) and the Company’s market capitalization at any point prior to such a “change in control” equals or exceeds CDN$250,000,000, Wescott will be entitled to a retention bonus equal to 0.2% of the applicable bid price less any Retention Bonus previously paid to Wescott.

In the event that the Westcott Consulting Agreement is terminated by the Company without cause or by Wescott for “good reason” (as defined in the Westcott Consulting Agreement), Wescott is entitled to the following amounts, payable in a lump sum: (i) in the event that the Westcott Consulting Agreement is terminated prior to October 1, 2022, six months of the Westcott Consulting Fee and (ii) in the event that the Westcott Consulting Agreement is terminated on or after October 1, 2022, 12 months of the Westcott Consulting Fee plus one month of the Westcott Consulting Fee for each additional year of service from October 1, 2021, up to a maximum of 24 months of the Westcott Consulting Fee plus a payment equal to a pro-rated portion of the annual cash bonus. If the Company terminates the Westcott Consulting Agreement without cause within three months following a “change of control,” Wescott is entitled to 24 months of the Westcott Consulting Fee plus a lump-sum payment equal to two times the annual cash bonus (such payment, the “Westcott Change of Control Payment”). In addition, Wescott has the right to terminate the Westcott Consulting Agreement for any reason within six months following a “change of control” and receive the Westcott Change of Control Payment from the Company. In addition, upon any termination pursuant to which Wescott receives any of the termination of Westcott Change of Control Payments described above, Wescott is further entitled to continued benefits provided under the Company’s insured standard benefit plan for a period of 12 months following such termination.

Christopher Richards

In February 2022, the Company and Silver Bull entered into an amended employment agreement (the “Richards Employment Agreement”) with Mr. Richards, pursuant to which he serves at the Company’s and Silver Bull’s Chief Financial Officer. The Richards Employment Agreement provides for a base salary of CDN$240,000. Of this annual salary, the Company is responsible for CDN$180,000 (the “Company Base Salary”), with Silver Bull paying the remaining CDN$60,000. Mr. Richards is eligible to participate in the Company’s annual bonus plan with a target bonus of up to 50% of the Company Base Salary. Mr. Richards is further eligible to participate in the Company’s Management Retention Bonus Plan and Equity Incentive Plan, as well as any employee benefit plans maintained by the Company. If Mr. Richards is terminated without “cause” or resigns for “good reason” (as such terms are defined in the Richards Employment Agreement), he will be entitled to receive a lump-sum payment equal to 12 months of the Company Base Salary plus a pro-rated portion of the annual bonus. If the Company terminates Mr. Richards without cause within three months of a “change of control” (as defined in the Richards Employment Agreement) or if Mr. Richards resigns with good reason within six months of a change of control, Mr. Richards is entitled to a lump sum payment equal to 24 months of the Company Base Salary and two times the average annual bonus previously paid to Mr. Richards.

Director Compensation

Each of our independent directors is compensated CDN$25,000 per year, paid in quarterly installments, and is issued additional stock option grants for his services. In addition, the person serving as the Chair the Arras Board receives an additional annual cash fee of CDN$35,000, the Chair of the Audit Committee of the Arras Board receives an additional annual cash fee of CDN$5,000 (payable in quarterly installments), and the Compensation Committee Chair and Nominations and Corporate Governance Committee Chair receive an additional annual cash fee of CDN$2,500 each (payable in the same manner), in each case in consideration for its respective service as the Chair of the Arras Board or such committee.

Share-based Compensation

On April 15, 2021 and August 5, 2021, the Arras Board approved the issuance to each of the following persons, in his capacity as a director and/or officer or employee of Arras, of non-qualified options to purchase Arras common shares under the Arras Minerals Corp. Equity Incentive Plan (the “Arras Equity Plan”) in the amounts set forth below:

Name and principal position	Number of Arras common shares underlying option award
Brian D. Edgar Chairman	800,000
Timothy T. Barry Chief Operating Officer	1,000,000
Darren E. Klinck President	800,000
Christopher Richards Chief Financial Officer	500,000

The options have a term of five years and an exercise price of CDN$0.50 per share. One-third of each grant will vest on each of the grant date and the first and second anniversaries of the grant date.

Also on April 15, 2021, each of the following independent directors, who are not officers of the Company, were issued in partial compensation for his services as a director options to purchase Arras common shares under the Arras Equity Plan in the amounts set forth below:

Name	Number of Arras common shares underlying option award
G. Wesley Carson	300,000
Daniel J. Kunz	300,000

The options have a term of five years and an exercise price of CDN$0.50 per share. One-third of each grant vests on each of the grant date and the first and second anniversaries of the grant date.

Board Practices

On February 5, 2021, Brian Edgar and Timothy Barry were confirmed as the first directors of the Company to hold office until the Company’s next annual general meeting of shareholders or until the directors cease to hold office. On March 31, 2021, G. Wesley Carson, Daniel Kunz and John McClintock were confirmed as additional directors of the Company to hold office until the Company’s next annual general meeting of shareholders or until the directors cease to hold office. On October 1, 2021, Darren Klinck was confirmed as an additional director of the Company to hold office until the Company’s next annual general meeting of shareholders or until the directors cease to hold office. On November 30, 2021, John McClintock retired from the Arras Board.

Audit Committee

The Company has a separately designated standing Audit Committee. The following persons currently serve on our Audit Committee: Daniel Kunz (Chair) and G. Wesley Carson. The charter of the Audit Committee provides that it is responsible for, among other things, overseeing the Company’s financial statements and financial disclosures; overseeing the work of the Company’s external auditors; reviewing the Company’s system of internal controls; overseeing management’s identification and assessment of the principal risks to the operations of the Company and the establishment and management of appropriate systems to manage such risks; reviewing legal or compliance matters, including the effectiveness of the Company’s compliance policies; establishing procedures for the receipt, retention, and treatment of complaints or concerns received by the Company regarding accounting, internal accounting controls or auditing matters; reviewing the Company’s policies relating to the avoidance of conflicts of interest; and reviewing and approving all payments to be made pursuant to any related party transactions. The Audit Committee’s charter was adopted by the Board on December 7, 2021.

Compensation Committee

The Company’s Compensation Committee currently consists of G. Wesley Carson (Chair) and Daniel Kunz. The charter of the Compensation Committee provides that it is responsible for, among other things, reviewing and making compensation related recommendations to the Arras Board and determinations regarding senior executives and directors; reviewing and making recommendations to the Arras Board regarding equity-based compensation plans of the Company and any grants under such plans; and considering the potential risks associated with the adoption of the Company’s compensation policies and practices. The Compensation Committee’s charter was adopted by the Board on December 7, 2021.

Nominations and Corporate Governance Committee

The Company’s Nominations and Corporate Governance Committee currently consists of G. Wesley Carson (Chair) and Daniel Kunz. The charter of the Nominations and Corporate Governance Committee provides that it is responsible for, among other things, ensuring that an appropriate system is in place to formally and regularly evaluate the effectiveness of the Arras Board, its committees, and individual directors; reviewing the governance policies of the Company to ensure compliance with applicable requirements and where necessary or desirable, on account of governance trends that are appropriate for the Company; monitoring conflicts of interest of members of the Arras Board and management in accordance with the Company’s code of business conduct and ethics; and reviewing any shareholder proposals submitted to the Company. The Nominations and Corporate Governance Committee’s charter was adopted by the Board on December 7, 2021.

Employees

Please see “Item 4. Information on the Company—Employees” for information regarding employees of the Company.

Share Ownership

Share Ownership of Directors and Management

The following sets forth the beneficial ownership of Arras shares by each director and member of senior management of the Company based on 51,475,150 Arras shares outstanding as of February 16, 2022.

Holder	Arras shares	Percentage Arras ownership
Brian D. Edgar (1)	1,784,537	3.42%
Timothy T. Barry (2)	977,815	1.88%
Daniel J. Kunz (3)	722,096	1.40%
Darren E. Klinck (4)	566,666	1.10%
Christopher Richards (5)	397,333	*
G. Wesley Carson (6)	240,000	*
Directors and senior management as a group (6 persons)	4,688,447	8.70%

*	The percentage of Arras common shares beneficially owned is less than one percent (1%).
(1)	Holdings of Mr. Edgar include (i) 895,102 Arras common shares held directly, (ii) 249,602 Arras common shares owned by Tortuga Investments Corp., a company wholly owned by Mr. Edgar, (iii) 533,333 stock options that are vested or will vest within 60 days and (iv) warrants to purchase 106,500 Arras common shares that are exercisable or will be exercisable within 60 days but exclude (A) 475,000 Arras common shares and warrants to purchase 212,500 Arras common shares, in each case that are owned by 0893306 B.C. Ltd., a company wholly owned by Mr. Edgar’s spouse, and of which Mr. Edgar disclaims beneficial ownership, (B) 50,000 Arras common shares that are owned by Mr. Edgar’s spouse and of which Mr. Edgar disclaims beneficial ownership and (C) 266,667 stock options that will not vest within 60 days.
(2)	Holdings of Mr. Barry include (i) 311,119 Arras common shares held directly and (ii) 666,666 stock options that are vested or will vest within 60 days but exclude (A) 319,000 Arras common shares and warrants to purchase 159,500 Arras common shares, in each case that are owned by Mr. Barry’s spouse, and of which Mr. Barry disclaims beneficial ownership, and (B) 333,334 stock options that will not vest within 60 days.
(3)	Holdings of Mr. Kunz include (i) 442,096 Arras common shares held directly, (ii) 200,000 stock options that are vested or will vest within 60 days and (iii) warrants to purchase 80,000 Arras common shares that are exercisable or will be exercisable within 60 days but exclude 100,000 stock options that will not vest within 60 days.
(4)	Holdings of Mr. Klinck include (i) 300,000 Arras common shares that are owned by Mr. Klinck’s spouse and of which Mr. Klinck claims beneficial ownership and (ii) 266,666 stock options that are vested or will vest within 60 days but exclude 533,334 stock options that will not vest within 60 days.
(5)	Holdings of Mr. Richards include (i) 56,000 Arras common shares held directly, (ii) 333,333 stock options that are vested or will vest within 60 days and (iii) warrants to purchase 8,000 Arras common shares that are exercisable or will be exercisable within 60 days but exclude 166,667 stock options that will not vest within 60 days.
(6)	Holdings of Mr. Carson include (i) 40,000 Arras common shares held directly and (ii) 200,000 stock options that are vested or will vest within 60 days but exclude 100,000 stock options that will not vest within 60 days.

Except as otherwise noted, each person or entity identified above has sole voting and investment or dispositive power with respect to the securities they hold.

Upon completion of the Spin-off on September 24, 2021, approximately 4% of our issued share capital was owned by Silver Bull. On October 21, 2021, Arras completed a private placement, as a result of which Silver Bull’s ownership interest in Arras decreased to approximately 3%.

As of October 31, 2021, approximately 41.4% of our outstanding shares were held of record by residents of the United States.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that such person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

We are not aware of any arrangement that may, at a subsequent date, result in a change of our control.

Compensation Plans

Arras Minerals Corp. Equity Incentive Plan

As of October 31, 2021, we had one formal equity compensation plan under which equity securities were authorized for issuance to our officers, directors, employees and consultants: the Arras Equity Plan. The maximum number of shares of Arras issuable pursuant to grants made under the Arras Equity Plan, together with all other security-based compensation arrangements of Arras, was 20.0% of the total outstanding shares of Arras from time to time or such other number as may be approved by any applicable stock exchange and the shareholders of Arras from time to time, subject to adjustments as provided under the Arras Equity Plan. As of October 31, 2021, there were 9,560,620 Arras common shares reserved for issuance under the Arras Equity Plan. As of October 31, 2021, options issued under the Arras Equity Plan were outstanding to acquire 5,060,000 Arras common shares.

The Arras Equity Plan was adopted and approved by the Arras Board on April 15, 2021, and amended by the shareholders of Arras on July 5, 2021.

Under the Arras Equity Plan, Arras may grant incentive or nonqualified stock options, restricted share units (“RSUs”) or performance share units (“PSUs”), and restricted stock to employees (including officers), directors, and consultants of Arras or any subsidiary thereof.

Upon the listing of Arras shares on a stock exchange, the maximum number of shares of Arras that may be reserved for issuance to any one participant under the Arras Equity Plan, together with all other security-based compensation arrangements of Arras, is 5.0% of the total issued and outstanding shares of Arras from time to time. Upon the listing of Arras shares on a stock exchange, the maximum number of shares of Arras that may be issued to a director or officer of Arras or other “insider” within any one-year period, or that may be issuable to such persons at any time, under the Arras Equity Plan, or when combined with all other security-based compensation arrangements of Arras, is 10.0% of the total issued and outstanding shares of Arras from time to time. Except with respect to certain U.S. persons, there are no limitations on the maximum number of shares of Arras that may be reserved for issuance to participants under the Arras Equity Plan prior to the listing of the Arras shares on a stock exchange.

For so long as Arras common shares are listed or trade on a stock exchange or other market, options granted under the Arras Equity Plan must have an exercise price that is not less than 100% of the “fair market value” on the grant date. With respect to any incentive stock options granted to a person owning more than 10.0% of the total voting securities of Arras or certain parent or subsidiary corporations, the exercise price of such options must be at a price of not less than 110% of the fair market value on the grant date, and the exercise period of such options must not exceed five years. Options may be exercised on a cash or cashless basis. Unless otherwise designated by the Arras Board in the applicable grant agreement, one-third of the options granted under the Arras Equity Plan must vest on each of the grant date and the first and second anniversaries of the grant date, subject to acceleration in certain circumstances. The exercise period of any option must not exceed 10 years from the grant date. Subject to the terms of the applicable grant agreement and the board of directors’ discretion, upon the termination of an optionholder’s employment or other relationship with Arras, including as a result of death or disability, outstanding options held by such person are subject to accelerated expiry, as follows: (i) upon the death or disability of an optionholder, vested options shall continue to be exercisable for 12 months while unvested options shall be forfeited; (ii) upon a resignation from Arras by an optionholder or termination of an optionholder without cause, vested options shall continue to be exercisable for 90 days while unvested options shall be forfeited; and (iii) upon the termination of an optionholder for cause, all outstanding options (vested or unvested) shall be forfeited.

Settlement of RSUs and PSUs must be made by the issuance of one share for each RSU or PSU being settled, a cash payment equal to the market price on the vesting date of the RSUs or PSUs being settled, or a combination of shares and cash, all as determined by the Arras Board or as specified in the applicable grant agreement. Unless the applicable grant agreement specifies that RSUs and PSUs must be settled through the issuance of shares, settlement will occur upon or as soon as reasonably practicable following vesting and, in any event, on or before December 31 of the third year following the year in which the participant performed the services to which the grant of RSUs or PSUs relates. Subject to the terms of the applicable grant agreement and the board of directors’ discretion, upon the termination of the employment or other relationship with Arras, including as a result of death or disability, of a holder of RSUs or PSUs, all unvested entitlements shall be forfeited.

Unless otherwise specified in the grant agreement in respect of a particular award, awards granted pursuant to the Arras Equity Plan are not assignable other than by testamentary disposition or the laws of intestate succession.

The Arras Equity Plan, and any grant made pursuant to the Arras Equity Plan, may be amended without approval of the Arras shareholders, except (i) no amendment to the Arras Equity Plan or any grant made pursuant to the Arras Equity Plan may be made without the consent of a participant in the Arras Equity Plan if it adversely alters or impairs the rights of such participant in respect of any previous grant to such participant; and (ii) for so long as the Arras shares are listed on a stock exchange, Arras shareholder approval will be required to (A) increase the maximum number of shares issuable pursuant to the Arras Equity Plan, (B) reduce the exercise price of an outstanding option, except as permitted by the Arras Equity Plan, (C) extend the maximum term of any grant made under the Arras Equity Plan, except as permitted by the Arras Equity Plan, (D) amend the assignment provisions of the Arras Equity Plan, (E) increase the number of shares issuable to “insiders” of Arras or removing the restriction on “insider” participation in the Arras Equity Plan, (F) include other types of equity compensation involving the issuance of shares of Arras under the Arras Equity Plan or (G) amend the amendment provisions of the Arras Equity Plan or to grant additional powers to the Arras Board to amend the Arras Equity Plan without shareholder approval.

The following table sets forth the outstanding equity awards for each of the following officers of Arras at October 31, 2021.

Outstanding Equity Awards at October 31, 2021

	Number of securities underlying unexercised options (1)		Option exercise	Option expiration
Name	Exercisable	Unexercisable	price (2)	date
Timothy T. Barry	333,333	666,667	$0.40	4/15/2026
Darren E. Klinck	266,666	533,334	$0.40	8/04/2026
Christopher Richards	166,666	333,334	$0.40	4/15/2026

(1)	Options vest in three equal installments: one-third on the grant date, one-third on the first anniversary of the grant date and one-third on the second anniversary of the grant date.
(2)	Exercise price of CDN$0.50 was converted based on the foreign currency exchange rate as of October 31, 2021 (CDN$1.00 = US$0.8071).

The following table gives information about our common shares that may be issued upon the exercise of options, warrants and rights under our compensation plans as of October 31, 2021.

Equity Compensation Plan Information

Plan category	Number of securities to be issued upon exercise of outstanding options		Weighted average exercise price of outstanding options		Number of securities remaining available for future issuance
Equity compensation plans approved by security holders	—		$—		—
Equity compensation plans not approved by security holders	5,060,000	(1)	$0.40	(1)	—
Total	5,060,000		$0.40		—

(1)	Exercise price of CDN$0.50 was converted based on the foreign currency exchange rate as of October 31, 2021 (CDN$1.00 = US$0.8071).

Arras Minerals Corp. Management Retention Bonus Plan

The Arras Board adopted and approved on April 15, 2021, and further amended in February, 2022, the Arras Minerals Corp. Management Retention Bonus Plan (the “Arras Retention Plan”) in order to encourage the retention of the management team of Arras amidst the mining industry’s highly competitive market for talent and to align the team’s interests with those of the shareholders of Arras.

Pursuant to the Arras Retention Plan, Arras will pay cash bonuses to each of the following persons in the amounts set forth in the following table upon Arras reaching a market capitalization target for five consecutive trading days as set forth in the table (it being understood that that the common shares of Arras are not currently listed or posted for trading on any stock exchange or market):

Name and principal position	CDN$250 million market capitalization	CDN$500 million market capitalization	CDN$1 billion market capitalization	Total bonus opportunity
Brian D. Edgar Chairman	CDN$750,000	CDN$750,000	CDN$1,500,000	CDN$3,000,000
Timothy T. Barry Chief Executive Officer	CDN$1,125,000	CDN$1,125,000	CDN$2,250,000	CDN$4,500,000
Christopher Richards Chief Financial Officer	CDN$375,000	CDN$375,000	CDN$750,000	CDN$1,500,000

The Arras Retention Plan further provides that if Arras is the subject of a Change of Control (as defined in the Arras Retention Plan) that exceeds CDN$250 million, Arras must pay to Mr. Edgar, Mr. Barry, and Mr. Richards cash bonuses equal to 0.30%, 0.45%, and 0.15%, respectively, of the Change of Control transaction amount, less any cash bonuses that may have previously been paid to such persons pursuant to the market capitalization targets noted above. The market capitalization targets or Change of Control must be achieved or completed by April 15, 2027 in order for any officer or employee of Arras to earn the applicable bonus payment described above. Any bonus payable in the future to an officer or employee of Arras will be cancelled (subject to the discretion of the Arras Board) if such officer or employee is not employed directly or indirectly by Arras when such bonus is earned and becomes payable. At the sole discretion of the Arras Board, Arras shall not be obligated to pay a bonus in cash under the Arras Retention Plan if it lacks funds at the time. In lieu of cash, the Arras Board may choose to settle any bonus by issuing and delivering shares of Arras for such amount valued at the five-day trading volume-weighted average price for Arras’s shares on the market calculated up to the day before the issuance of the shares.

Please see “—Compensation—Directors and Senior Management—Employment Agreements with Senior Management—Darren E. Klinck” above for the amounts owed to Westcott, Mr. Klinck’s personal service corporation, pursuant to the Westcott Consulting Agreement upon Arras reaching certain market capitalization targets and upon the Company undergoing a Change of Control (as defined in the Westcott Consulting Agreement).

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

Major Shareholders

There is no person or entity that we know that beneficially owns 5% or more of our shares based on 51,475,150 Arras shares outstanding as of February 16, 2022.

Related Party Transactions

Asset Purchase Agreement

On March 19, 2021, Silver Bull transferred its Kazakh assets to the Company pursuant to the terms of the APA in exchange for the issuance of 36,000,000 common shares of the Company to Silver Bull. The transferred assets included an option agreement with respect to the Beskauga Property, a joint venture agreement with respect to the Stepnoe and Ekidos properties and loans payable by Ekidos Minerals LLP (“Ekidos LLP”) to Silver Bull. See “Item 4. Information on the Company—History and Development of the Company” for further details regarding the APA and transferred assets.

Separation and Distribution Agreement

On August 31, 2021, we entered into a Separation and Distribution Agreement with Silver Bull. The Separation and Distribution Agreement sets forth our agreements with Silver Bull regarding in connection with the Distribution and providing a framework for the relationship between the parties after the Distribution.

Salaries and Office-related Overhead Costs

Pursuant to the Separation and Distribution Agreement, Silver Bull agreed to continue to incur the salaries of its employees and other office-related overhead costs and charge Arras for a portion of these costs on a pro-rata cost-recovery basis until the earlier of (i) the date on which our common shares are listed on a stock exchange or (ii) December 31, 2021. For the period from inception on February 5, 2021 to October 31, 2021, Silver Bull invoiced the Company CDN$414,478 for such costs. In February, 2022, the Company entered into an employment or consulting agreement, effective January 1, 2022, with each member of the senior management team.

Silver Bull Warrants

Pursuant to the Separation and Distribution Agreement, Silver Bull, may, in its sole discretion, offer holders of outstanding Silver Bull warrants who exercise them after the Distribution the right to receive, instead of solely Silver Bull shares, one Silver Bull share and one Arras common share in exchange for the original exercise price, subject to compliance with applicable securities laws. If Silver Bull makes such an offer, then (i) Arras must issue Arras common shares to the holders of Silver Bull warrants who elected to accept such offer and (ii) Silver Bull must remit to Arras a portion of the aggregate cash warrant exercise price received by Silver Bull.

Beskauga Option Agreement

Pursuant to the Separation and Distribution Agreement, Arras may, in its sole discretion, seek the consent of the other parties to the Beskauga Option Agreement to make certain amendments thereto such that the Bonus Payments that Arras or its affiliate may be obligated to pay Copperbelt pursuant to the Beskauga Option Agreement could be satisfied, at the option of Arras, in Arras common shares. If Arras is not successful in obtaining such consents, Silver Bull will agree to use commercially reasonable efforts to enter into an arrangement with Arras providing for (i) the issuance of Silver Bull common stock to Copperbelt upon (A) Arras becoming obligated to make the Bonus Payments and (B) Arras electing to pay a portion of such Bonus Payments in Silver Bull common stock in accordance with the Beskauga Option Agreement and (ii) a payment by Arras to Silver Bull in consideration for the issuance by Silver Bull of Silver Bull common stock to Copperbelt.

Termination

The Separation and Distribution Agreement may not be terminated following the completion of the Distribution unless the parties mutually agree in writing to terminate it.

This description of the Separation and Distribution Agreement is only a summary and does not purport to be complete and is qualified by reference to the full text of the agreement, which is incorporated by reference as an exhibit to this Annual Report.

Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION.

Consolidated Statements and Other Financial Information

Please refer to pages F-1 through F-23 of this Annual Report.

Significant Changes

A discussion of significant changes in our business can be found under “Item 4. Information on the Company—History and Development of the Company” and “Item 5. Operating and Financial Review and Prospects—Operating Results.”

ITEM 9.	THE OFFER AND LISTING.

Offer and Listing Details

Our common shares are not listed or posted for trading on any stock exchange or market. Accordingly, our common shares, though freely transferable in the United States, will be illiquid until such time as such shares are listed or a trading market develops, if at all. In Canada, our shareholders are able to trade their shares only pursuant to an exemption from prospectus requirements.

Plan of Distribution

Not applicable.

Markets

No securities of the Company are listed or posted for trading on any stock exchange or market. Until our common shares are listed or posted for trading on a stock exchange or other market, the Arras shares will be illiquid and shareholders may have difficulty selling their Arras shares. If we fail to list our common shares on an exchange or another market, the liquidity for our common shares may be significantly impaired, which may significantly decrease the value of our common shares.

Selling Shareholders

Not applicable.

Dilution

Not applicable.

Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION.

Share Capital

Not applicable.

Memorandum and Articles of Association

Copies of our notice of articles and articles of incorporation are attached as Exhibits 1.1 and 1.2, respectively, to this Annual Report. The information called for by this Item is set forth in Exhibit 2.1 to this Annual Report and is incorporated by reference into this Annual Report.

Material Contracts

For information concerning our material contracts, please refer to the following sections in this Annual Report:

Section	Material Contract(s)
“Item 4. Information on the Company—History and Development of the Company”	● the APA ● the Beskauga Option Agreement ● the Stepnoe and Ekidos JV Agreement ● the SVB Loans ● Arras Loans 1–10 ● the April 2021 Subscription Agreements ● the October 2021 Subscription Agreements
“Item 6. Directors, Senior Management and Employees—Compensation—Directors and Senior Management—Employment Agreements with Senior Management”	● Barry Consulting Agreement ● Westcott Consulting Agreement ● Richards Employment Agreement
“Item 6. Directors, Senior Management and Employees—Share Ownership—Compensation Plans”	● the Arras Equity Plan ● the Arras Retention Plan
“Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions”	● the Separation and Distribution Agreement

Exchange Controls

We are not aware of any laws, decrees or regulations in Canada relating to restrictions on the export or import of capital, or affecting the remittance of interest, dividends or other payments to non-resident holders of our common shares.

Taxation

Material U.S. Federal Income Tax Considerations

The following is a discussion of certain U.S. federal income tax considerations to the U.S. Holders (as defined below) of the ownership and disposition of our common shares. This discussion does not address all tax considerations that might be relevant to particular beneficial owners of our common shares in light of their personal circumstances or to persons that are subject to special tax rules. In particular, this description of the material U.S. federal income tax considerations does not address the tax treatment of special classes of beneficial owners of our common shares, such as:

●	financial institutions;
●	regulated investment companies;
●	real estate investment trusts;
●	subchapter S corporations;
●	tax exempt entities;
●	insurance companies;
●	persons that do not hold our common shares as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”);
●	persons holding our common shares, as part of an integrated or conversion transaction or a constructive sale or a straddle;
●	persons that own, have owned or will own (directly, indirectly, or by attribution) 10% or more of the total combined voting power or value of our outstanding common shares;
●	U.S. expatriates;
●	dealers or traders in securities; or
●	a person whose functional currency is not the U.S. dollar.

This summary does not address the alternative minimum tax, U.S. federal estate and gift tax consequences or tax consequences under any state, local or non-U.S. laws.

For purposes of this discussion, a person is a “U.S. Holder” if it is a beneficial owner of our common shares that is: (1) an individual citizen or resident alien of the United States for U.S. federal income tax purposes; (2) a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States, any state thereof, or the District of Columbia; (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (4) a trust (A) if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have authority to control all substantial decisions of the trust or (B) that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

If a partnership, or other pass through entity or arrangement treated as a partnership for U.S. federal income tax purposes, is a beneficial owner of our common shares, the U.S. federal income tax consequences to the partners (or other owners) will generally depend upon the status of the partners (or other owners) and the activities of the entity. Partners (or other owners) of a partnership or other pass through entity that holds our common shares should consult with their tax advisors regarding the tax consequences of owning and disposing of such common shares.

The following discussion is based upon the Code, U.S. judicial decisions, administrative pronouncements and existing and proposed Treasury Regulations, all as in effect as of the date hereof. All of the preceding authorities are subject to change, possibly with retroactive effect, so as to result in U.S. federal income tax consequences different from those discussed below. We have not requested, and will not request, a ruling or other guidance from the U.S. Internal Revenue Service (the “IRS”) with respect to any of the U.S. federal income tax considerations described below, and as a result there can be no assurance that the IRS will not disagree with or challenge any of the conclusions described herein.

The following discussion is for general information only and is not intended to be, nor should it be construed to be, legal or tax advice to any beneficial owner of our common shares and no opinion or representation with respect to the U.S. federal income tax consequences to any such beneficial owner is given. Holders of our common shares are urged to consult their tax advisors as to the particular consequences to them under U.S. federal, state and local, and any applicable non-U.S. tax laws of owning and disposing of our common shares.

Tax Consequences to U.S. Holders of the Ownership and Disposition of Our Common Shares

The following discussion is subject in its entirety to the rules described below under the heading “—Passive Foreign Investment Company Rules.”

Taxation of Distributions on Our Common Shares

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to our common shares generally will be required to include the amount of such distribution in gross income as a dividend (without reduction for any foreign income tax withheld from such distribution) to the extent such distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). If a distribution with respect to our common shares exceeds our current and accumulated earnings and profits, the excess will be treated as a tax free return of the capital up to such U.S. Holder’s tax basis in our common shares. Any remaining excess distribution generally will be treated as capital gain. However, the Company may not maintain the calculations of its earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder may have to assume that any distribution with respect our common shares will constitute ordinary dividend income.

Dividends received with respect to our common shares by corporate U.S. Holders generally will not be eligible for the “dividends received deduction.” Provided that we are eligible for the benefits of the Canada–United States Tax Convention (1980) (the “Canada–U.S. Tax Convention”) or that our common shares are “readily tradable” on a U.S. securities market, dividends paid by us to non-corporate U.S. Holders generally will be eligible for the preferential tax rates applicable to long-term capital gains for dividends, provided certain holding period and other conditions are satisfied, including that we will not be classified as a PFIC (as defined below) in the tax year of distribution or in the preceding tax year.

Foreign Tax Credit

In general, any Canadian withholding tax imposed on dividend payments in respect of our common shares will be treated as a foreign income tax eligible for credit against a U.S. Holder’s U.S. federal income tax liability (or, at a U.S. Holder’s election, may, in certain circumstances, be deducted in computing taxable income). Dividends paid with respect to our common shares will generally be treated as foreign-source income, and generally will be treated as “passive category income” for U.S. foreign tax credit purposes. The Code applies various complex limitations on the amount of foreign taxes that may be claimed as a credit by U.S. taxpayers. U.S. Holders are urged to consult their own tax advisors with respect to the amount of foreign taxes that can be claimed as a credit.

Sale or Other Taxable Disposition of Our Common Shares

A U.S. Holder will generally recognize capital gain or loss upon the sale or other taxable disposition of our common shares in an amount equal to the difference between the U.S. Holder’s tax basis in such common shares disposed of and the amount realized on the disposition. Gain or loss realized by a U.S. Holder on the sale or other taxable disposition of our common shares will be capital gain or loss for U.S. federal income tax purposes, and will be long term capital gain or loss if the U.S. Holder’s holding period for such common shares is more than one year. In the case of a non-corporate U.S. Holder, long term capital gains will be subject to reduced rates of taxation. The deductibility of capital losses is subject to limitations.

Receipt of Foreign Currency

The amount of any distributions on or proceeds on the sale, exchange or other taxable disposition of our common shares paid to a U.S. Holder in foreign currency, generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt, regardless of whether such foreign currency is converted into U.S. dollars at that time. A U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who converts or otherwise disposes of the foreign currency after the date of receipt may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Different rules apply to U.S. Holders who use the accrual method of tax accounting. U.S. Holders are urged to consult their own tax advisors regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Medicare Tax

An additional 3.8% Medicare tax is imposed on the “net investment income” of certain U.S. Holders who are individuals, estates or trusts. Among other items, “net investment income” generally includes gross income from dividends, and certain net gains from sales or other taxable dispositions of our common shares. Special rules apply to PFICs (as defined below). U.S. Holders are urged to consult their tax advisors with respect to the Medicare tax and its applicability in their particular circumstances to income and gains in respect of the ownership and disposition of our common shares.

Backup Withholding and Information Reporting

In general, information reporting will apply to payments made with respect to our common shares through a U.S. paying agent or U.S. intermediary to a U.S. Holder other than certain exempt recipients, such as corporations. In general, payments to U.S. Holders may be subject to backup withholding, currently at a rate of 24%, if the U.S. Holder fails to provide its taxpayer identification number or otherwise comply with the backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld from payments to a U.S. Holder under the backup withholding rules will be allowed as a credit against such U.S. Holder’s U.S. federal income tax liability and may entitle such U.S. Holder to a refund, provided the required information is furnished to the IRS. Each U.S. Holder is urged to consult its own tax advisor regarding the information reporting and backup withholding tax rules.

Owners of “specified foreign financial assets” with an aggregate value in excess of $50,000 (and in some circumstances, a higher threshold), may be required to file an information report with respect to such assets with their tax returns. “Specified foreign financial assets” generally include any financial accounts maintained by foreign financial institutions, as well as any of the following, but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons, (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties and (iii) interests in foreign entities. U.S. Holders are urged to consult their own tax advisors regarding this legislation and any other information reporting that may be required in connection with their ownership of our common shares.

Passive Foreign Investment Company Rules

If we were to be classified as a “passive foreign investment company” (“PFIC”) for any year during a U.S. Holder’s holding period, then certain potentially adverse rules would affect the U.S. federal income tax consequences to a U.S. Holder resulting from the acquisition, ownership and disposition of our common shares.

PFIC Status of the Company

The Company generally will be a PFIC if, for a given tax year, (a) 75% or more of the gross income of the Company for such tax year is passive income or (b) 50% or more of the assets held by the Company either produce passive income or are held for the production of passive income, based on the fair market value of such assets. “Gross income” generally includes all income less the cost of goods sold, and “passive income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. Active business gains arising from the sale of commodities generally are excluded from passive income if substantially all (85% or more) of a foreign corporation’s commodities are stock in trade or inventory, depreciable property used in a trade or business, or supplies regularly used or consumed in a trade or business.

For purposes of the PFIC income test and asset test described above, if the Company owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, the Company will be treated as if it (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation. In addition, for purposes of the PFIC income test and asset test described above, “passive income” does not include any interest, dividends, rents or royalties that are received or accrued by the Company from a “related person” (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

Under certain attribution rules, if the Company is a PFIC, U.S. Holders will be deemed to own their proportionate share of any subsidiary of the Company which is also a PFIC (a “lower-tier PFIC”), and will be subject to U.S. federal income tax on (a) a distribution on the shares of a lower-tier PFIC and (b) a disposition of shares of a lower-tier PFIC, both as if the U.S. Holder directly held the shares of such lower-tier PFIC.

The Company may (or may not) be a PFIC for the current tax year and may (or may not) be a PFIC in subsequent years. The determination of whether the Company (or a subsidiary of the Company) was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether the Company (or subsidiary) will be a PFIC for any tax year depends on the assets and income of the Company (and each such subsidiary) over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this Annual Report. Accordingly, there can be no assurance that the IRS will not challenge any determination made by the Company (or subsidiary) concerning its PFIC status or that the Company (and any subsidiary) was not, or will not be, a PFIC for any tax year. U.S. Holders should consult their own tax advisors regarding the PFIC status of the Company and any subsidiary of the Company.

Default PFIC rules under Section 1291 of the Code

If the Company is a PFIC, the U.S. federal income tax consequences to a U.S. Holder of the acquisition, ownership and disposition of our common shares will depend on whether such U.S. Holder makes a “qualified electing fund” or “QEF” election (a “QEF Election”) or makes a mark-to-market election under Section 1296 of the Code (a “Mark-to-Market Election”) with respect to our common shares. A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a “Non-Electing U.S. Holder.”

A Non-Electing U.S. Holder will be subject to the rules of Section 1291 of the Code with respect to (a) any gain recognized on the sale or other taxable disposition of our common shares and (b) any excess distribution paid on our common shares. A distribution generally will be an “excess distribution” to the extent that such distribution (together with all other distributions received in the current tax year) exceeds 125% of the average distributions received during the three preceding tax years (or during a U.S. Holder’s holding period for our common shares, if shorter).

If the Company is a PFIC, under Section 1291 of the Code any gain recognized on the sale or other taxable disposition of our common shares (including an indirect disposition of shares of a lower-tier PFIC), and any excess distribution paid on our common shares (or a distribution by a lower-tier PFIC to its shareholder that is deemed to be received by a U.S. Holder) must be ratably allocated to each day of a Non-Electing U.S. Holder’s holding period for our common shares, as applicable. The amount of any such gain or excess distribution allocated to the tax year of disposition or excess distribution and to years before the Company became a PFIC, if any, would be taxed as ordinary income. The amounts allocated to any other tax year would be subject to U.S. federal income tax at the highest tax rate applicable to ordinary income in each such year without regard to the U.S. Holder’s other tax attributes, and an interest charge would be imposed on the tax liability for each such year, calculated as if such tax liability had been due in each such year. A Non-Electing U.S. Holder that is not a corporation must treat any such interest paid as “personal interest,” which is not deductible.

If the Company is a PFIC for any tax year during which a Non-Electing U.S. Holder holds our common shares, the Company will continue to be treated as a PFIC with respect to such Non-Electing U.S. Holder, regardless of whether the Company ceases to be a PFIC in one or more subsequent years. If the Company ceases to be a PFIC, a Non-Electing U.S. Holder may terminate this deemed PFIC status with respect to our common shares by electing to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if such common shares were sold on the last day of the last tax year for which the Company was a PFIC.

QEF Election

If the Company is a PFIC and a U.S. Holder makes a QEF Election for the first tax year in which its holding period of our common shares begins, such U.S. Holder generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to our common shares. However, a U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such U.S. Holder’s pro rata share of (a) the net capital gain of the Company, which will be taxed as long-term capital gain to such U.S. Holder, and (b) the ordinary earnings of the Company, which will be taxed as ordinary income to such U.S. Holder. Generally, “net capital gain” is the excess of (i) net long-term capital gain over (ii) net short-term capital gain, and “ordinary earnings” are the excess of (i) “earnings and profits” over (ii) net capital gain. A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each tax year in which the Company is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by the Company. However, a U.S. Holder that makes a QEF Election may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge. If such U.S. Holder is not a corporation, any such interest paid will be treated as “personal interest,” which is not deductible.

A U.S. Holder that makes a QEF Election generally (a) may receive a tax-free distribution from the Company to the extent that such distribution represents “earnings and profits” of the Company that were previously included in income by the U.S. Holder because of such QEF Election and (b) will adjust such U.S. Holder’s tax basis in our common shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election. In addition, a U.S. Holder that makes a QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of our common shares.

The procedure for making a QEF Election, and the U.S. federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely. A QEF Election will be treated as timely if it is made for the first year in the U.S. Holder’s holding period for our common shares in which the Company was a PFIC. A U.S. Holder may make a timely QEF Election by filing the appropriate QEF Election documents at the time such U.S. Holder files a U.S. federal income tax return for such year.

A QEF Election will apply to the tax year for which such QEF Election is made and to all subsequent tax years, unless such QEF Election is invalidated or terminated or the IRS consents to revocation of such QEF Election. If a U.S. Holder makes a QEF Election and, in a subsequent tax year, the Company ceases to be a PFIC, the QEF Election will remain in effect (although it will not be applicable) during those tax years in which the Company is not a PFIC. Accordingly, if the Company becomes a PFIC in a subsequent tax year, the QEF Election will be effective, and the U.S. Holder will be subject to the QEF rules described above during a subsequent tax year in which the Company qualifies as a PFIC.

The Company will use commercially reasonable efforts to make available to U.S. Holders, upon their written request, for each year in which the Company may be a PFIC, all information and documentation that a U.S. Holder making a QEF Election with respect to the Company, and any lower-tier PFIC in which the Company owns, directly or indirectly, more than 50% of such lower-tier PFIC’s total aggregate voting power, is required to obtain for U.S. federal income tax purposes in the event it is a PFIC. However, U.S. Holders should be aware that the Company provides no assurances that it will attempt to provide any such information relating to any lower-tier PFIC in which the Company owns, directly or indirectly, 50% or less of such lower-tier PFIC’s aggregate voting power. Because the Company may own shares in one or more lower-tier PFICs, and may acquire shares in one or more lower-tier PFICs in the future, they will continue to be subject to the rules discussed above with respect to the taxation of gains and excess distributions with respect to any lower-tier PFIC for which the U.S. Holders do not obtain the required information. U.S. Holders should consult their tax advisors regarding the availability of, and procedure for making, a QEF Election with respect to the Company and any lower-tier PFIC.

Mark-to-Market Election

A U.S. Holder may make a Mark-to-Market Election only if our common shares are marketable stock. Our common shares generally will be “marketable stock” if they are regularly traded on (a) a national securities exchange that is registered with the SEC; (b) the national market system established pursuant to Section 11A of the Exchange Act; or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure and other requirements and the laws of the country in which such foreign exchange is located, together with the rules of such foreign exchange, ensure that such requirements are actually enforced; and (ii) the rules of such foreign exchange ensure active trading of listed stocks. If such stock is traded on such a qualified exchange or other market, such stock generally will be “regularly traded” for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. It is anticipated that our common shares will not initially be marketable stock, but may become marketable stock in the future if the conditions described above are met.

A U.S. Holder that makes a Mark-to-Market Election with respect to our common shares generally will not be subject to the rules of Section 1291 of the Code discussed above. However, if a U.S. Holder does not make a Mark-to-Market Election beginning in the first tax year of such U.S. Holder’s holding period for our common shares or such U.S. Holder has not made a timely QEF Election, the rules of Section 1291 of the Code discussed above will apply to certain dispositions of, and distributions on, our common shares.

A U.S. Holder that makes a Mark-to-Market Election will include in ordinary income, for each tax year in which the Company is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of our common shares, as of the close of such tax year over (b) such U.S. Holder’s tax basis in such common shares. A U.S. Holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the excess, if any, of (i) such U.S. Holder’s adjusted tax basis in our common shares over (ii) the fair market value of such common shares (but only to the extent of the net amount of previously included income as a result of the Mark-to-Market Election for prior tax years).

U.S. Holders that make a Mark-to-Market Election generally also will adjust their tax basis in our common shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election. In addition, upon a sale or other taxable disposition of our common shares, a U.S. Holder that makes a Mark-to-Market Election will recognize ordinary income or loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior tax years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior tax years).

A Mark-to-Market Election applies to the tax year in which such Mark-to-Market Election is made and to each subsequent tax year, unless our common shares cease to be “marketable stock” or the IRS consents to revocation of such election. U.S. Holders should consult their own tax advisors regarding the availability of, and procedure for making, a Mark-to-Market Election.

Although a U.S. Holder may become eligible in the future to make a Mark-to-Market Election with respect to our common shares, no such election may be made with respect to the stock of any lower-tier PFIC that a U.S. Holder is treated as owning because such stock would not be marketable. Hence, the Mark-to-Market Election will not be effective to eliminate the interest charge described above with respect to deemed dispositions of lower-tier PFIC stock or distributions from a lower-tier PFIC.

Other PFIC Rules

Under Section 1291(f) of the Code, the IRS has issued proposed Treasury Regulations that, subject to certain exceptions, would cause a U.S. Holder that had not made a timely QEF Election to recognize gain (but not loss) upon certain transfers of our common shares that would otherwise be tax-deferred (e.g., gifts and exchanges pursuant to corporate reorganizations) in the event the Company is a PFIC during such U.S. Holder’s holding period for the relevant shares. However, the specific U.S. federal income tax consequences to a U.S. Holder may vary based on the manner in which our common shares are transferred.

Certain additional adverse rules will apply with respect to a U.S. Holder if the Company is a PFIC, regardless of whether such U.S. Holder makes a QEF Election. For example, under Section 1298(b)(6) of the Code, a U.S. Holder that uses our common shares as security for a loan will, except as may be provided in Treasury Regulations, be treated as having made a taxable disposition of such common shares.

If the Company were a PFIC, a U.S. Holder would be required to attach a completed IRS Form 8621 to its tax return every year in which it recognized gain on a disposition of our common shares or received an excess distribution. In addition, subject to certain rules intended to avoid duplicative filings, U.S. Holders may also be required to file an annual information return on IRS Form 8621 with respect to each PFIC in which the U.S. Holder holds a direct or indirect interest. U.S. Holders should consult their own tax advisors regarding their filing obligations with respect to such information returns.

In addition, a U.S. Holder who acquires our common shares from a decedent will not receive a “step up” in tax basis of such common shares to fair market value unless such decedent had a timely and effective QEF Election in place.

Special rules also apply to foreign tax credits that a U.S. Holder may claim on a distribution from a PFIC.

The PFIC rules are complex, and U.S. Holders should consult their own tax advisors regarding the PFIC rules and how they may affect the U.S. federal income tax consequences of the ownership, and disposition of our common shares in the event the Company is a PFIC at any time during the holding period for such common shares.

THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL U.S. FEDERAL INCOME TAX CONSIDERATIONS APPLICABLE WITH RESPECT TO THE OWNERSHIP AND DISPOSITION OF OUR COMMON SHARES. U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSIDERATIONS APPLICABLE TO THEM IN THEIR OWN PARTICULAR CIRCUMSTANCES.

Material Canadian Income Tax Considerations

The following summarizes, as of the date hereof, certain Canadian federal income tax considerations generally applicable under the Income Tax Act (Canada) and the regulations thereunder (collectively, the “Canadian Tax Act”) and the Canada–United States Tax Convention (1980) (the “Convention”) to the holding and disposition of the common shares.

Comment is restricted to beneficial owners of the common shares, whom, at all relevant times and for purposes of the Canadian Tax Act and the Convention: (i) have not been and will not be deemed to be resident in Canada; (ii) are resident solely in the United States and are entitled to benefits of the Convention; (iii) do not use or hold, and are not deemed to use or hold, the common shares in, or in the course of, carrying on a business in Canada; (iv) deal at arm’s length with and are not affiliated with the Company; (v) hold the common shares as capital property; and (vi) are not an “authorized foreign bank” (as defined in the Canadian Tax Act) or an insurer that carries on business in Canada and elsewhere (each such holder, a “U.S. Resident Holder”). Generally, a U.S. Resident Holder’s common shares will be considered to be capital property of the holder provided that the holder is not a trader or dealer in securities, does not acquire, hold or dispose of (or is not deemed to have acquired, held or disposed of) the common shares in one or more transactions considered to be an adventure or concern in the nature of trade, and does not hold or use (or is not deemed to hold or use) the common shares, in the course of carrying on a business of trading or dealing in securities.

Certain U.S.-resident entities that are fiscally transparent for U.S. federal income tax purposes (including limited liability companies) may not in all circumstances be entitled to benefits under the Convention. U.S. Resident Holders are urged to consult with their own tax advisors to determine their entitlement to benefits under the Convention based on their particular circumstances.

This summary is based upon the current provisions of the Canadian Tax Act and the Convention in effect as of the date hereof, and the Company’s understanding of the current published administrative policies and assessing practices of the Canada Revenue Agency (“CRA”) published in writing prior to the date hereof. This summary does not anticipate or take into account any changes in law or in the administrative policies or assessing practices of the CRA, whether by legislative, governmental or judicial decision or action, except only the specific proposals to amend the Canadian Tax Act publicly and officially announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”). This summary assumes that the Tax Proposals will be enacted in the form proposed. This summary does not take into account any other federal or any provincial, territorial or foreign tax legislation or considerations, which may differ significantly from those set out herein. No assurances can be given that the Tax Proposals will be enacted as proposed or at all, or that legislative, judicial or administrative changes will not modify or change the statements expressed herein.

This summary is of a general nature only, is not exhaustive of all possible Canadian federal income tax considerations and is not intended and should not be construed as legal or tax advice to any particular U.S. Resident Holder. No representations with respect to the income tax consequences to any holder of the common shares are made herein. Accordingly, holders of the common shares are urged to consult their own tax advisors with respect to their own particular circumstances. This summary is qualified accordingly.

Dividends

Under the Canadian Tax Act, dividends paid or credited or deemed to be paid or credited to a U.S. Resident Holder by the Company are subject to Canadian withholding tax at the rate of 25% on the gross amount of the dividend, unless such rate is reduced by the terms of an applicable tax treaty. Under the Convention, the rate of withholding tax on dividends paid or credited to a U.S. Resident Holder is generally reduced to 15% of the gross amount of the dividend (or 5% in the case of a U.S. Resident Holder that is a company beneficially owning at least 10% of the Company’s voting shares). U.S. Resident Holders should consult their own tax advisors.

Disposition of Common Shares

A U.S. Resident Holder generally will not be subject to tax under the Canadian Tax Act in respect of a capital gain realized by such U.S. Resident Holder on the disposition or deemed disposition of a common share nor will capital losses arising therefrom be recognized under the Canadian Tax Act unless the common share constitutes “taxable Canadian property” of the U.S. Resident Holder for purposes of the Canadian Tax Act, and is not “treaty protected property” of the U.S. Resident Holder for purposes of the Canadian Tax Act at the time of disposition.

Common shares generally will not be “taxable Canadian property” to a U.S. Resident Holder unless at any time during the 60-month period immediately preceding the disposition, more than 50% of the fair market value of the common shares was derived directly or indirectly, from one or any combination of real or immovable property situated in Canada, “Canadian resource properties”, “timber resource properties” (each as defined in the Canadian Tax Act), and options in respect of or interests in, or for civil law rights in, any such properties (whether or not such property exists). Notwithstanding the foregoing, in certain circumstances set out in the Canadian Tax Act, the common shares may be deemed to be “taxable Canadian property”.

Even if a common share is “taxable Canadian property” to a U.S. Resident Holder, any capital gain realized upon the disposition or deemed disposition of such common share may not be subject to tax under the Canadian Tax Act if the common shares is “treaty-protected property” (as defined in the Canadian Tax Act). The common shares of a U.S. Resident Holder will generally constitute “treaty-protected property” for purposes of the Tax Act unless the value of the common shares is derived principally from real property situated in Canada. For this purpose, “real property” has the meaning that term has under the laws of Canada and includes any option or similar right in respect thereof and in any case, includes usufruct of real property, rights to explore for or to exploit mineral deposits, sources and other natural resources and rights to amounts computed by reference to the amount or value of production from such resources.

A U.S. Resident Holder contemplating a disposition of common shares that may constitute taxable Canadian property should consult a tax advisor prior to such disposition.

Dividends and Paying Agents

Not applicable.

Statement by Experts

Not applicable.

Documents on Display

Any statement in this Annual Report about any of our contracts or other documents is not necessarily complete. If the contract or document is filed as an exhibit to this Annual Report, the contract or document is deemed to modify the description contained in this Annual Report. You must review the exhibits themselves for a complete description of the contract or document.

After completion of the Spin-off on September 24, 2021, we became subject to the informational requirements of the Exchange Act. Accordingly, we are required to file reports and other information with the SEC, including annual reports on Form 20-F and periodic reports on Form 6-K. The SEC maintains an Internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

As an FPI, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, are not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we intend to furnish or make available to our shareholders annual reports containing our financial statements prepared in accordance with IFRS.

Subsidiary Information

As of October 31, 2021, we did not own any interest in another entity, whether wholly or partially. Pursuant to the Stepnoe and Ekidos JV Agreement, Ekidos LLP, a company incorporated under the laws of Kazakhstan, was incorporated on behalf of Copperbelt for the purpose of applying for the Stepnoe and Ekidos Licenses with the funding previously provided by Silver Bull. Pursuant to the terms of the Stepnoe and Ekidos JV Agreement and in connection with the Asset Transfer, 100% of the equity interests in Ekidos LLP were transferred to the Company on February 3, 2022.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: interest rate risk, foreign currency exchange rate risk and other price risk. The Company is not currently exposed to any significant interest rate risk or other price risk. The Company is exposed to foreign currency exchange rate risk with respect to cash denominated in Canadian dollars. As at October 31, 2021, a 15% strengthening (weakening) of the Canadian dollar against the U.S. dollar would have increased (decreased) the Company’s comprehensive loss by approximately $563,000 for the period from inception on February 5, 2021 to October 31, 2021.

For additional information about the effects of foreign currency translation and foreign currency exchange rate risk on the Company’s financial statements, see the statement of comprehensive loss and statement of cash flows on pages F-4 and F-6 of our financial statements and “Note 14. Financial Instruments” on page F-22 of our financial statements and related notes included elsewhere in this Annual Report.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

Debt Securities

Not applicable.

Warrants and Rights

Not applicable.

Other Securities

Not applicable.

American Depositary Shares

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES.

Disclosure Controls and Procedures

As of October 31, 2021, we have carried out an evaluation under the supervision of, and with the participation of our Chief Executive Officer and our Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). Based on the evaluation as of October 31, 2021, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) were effective.

Our disclosure controls and procedures are designed to ensure that information required to be disclosed in our reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in our reports filed under the Exchange Act is accumulated and communicated to our management, including our principal executive officer and our principal financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control Over Financial Reporting

This Annual Report does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the SEC for new reporting issuers.

Attestation Report of the Registered Public Accounting Firm

This Annual Report does not include an attestation report of our registered public accounting firm due to a transition period established by rules of the SEC for newly public companies. In addition, our registered public accounting firm will not be required to opine on the effectiveness of our internal control over financial reporting until we are no longer an emerging growth company.

Changes in Interal Control over Financial Reporting

There were no changes in our internal control over financial reporting during the fiscal period ended October 31, 2021 that materially affected, or were reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.	[RESERVED].
ITEM 16A.	AUDIT COMMITTEE AND FINANCIAL EXPERT.

The Arras Board has determined that Brian Edgar, Daniel J. Kunz, and G. Wesley Carson each satisfy the “independence” requirements set forth in Rule 10A-3 under the Exchange Act The Arras Board has also determined that Daniel J. Kunz and G. Wesley Carson shall each be considered an “audit committee financial expert” as defined in Item 16A of Form 20-F under the Exchange Act.

ITEM 16B.	CODE OF ETHICS.

We have adopted a Code of Business Conduct and Ethics that applies to all of our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer, and those of our officers performing similar functions. If the Arras Board approves an amendment to or waiver from any provision of our Code of Business Conduct and Ethics, we will disclose the required information pertaining to such amendment or waiver on our website. The information contained on our website is not incorporated by reference in this Annual Report.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES.

Auditors

The Company’s independent registered auditors are Smythe LLP (“Smythe”), Chartered Professional Accountants, with a business address at #1700 – 475 Howe Street, Vancouver, British Columbia, Canada V6C 2B3. Smythe LLP, Chartered Professional Accountants, are members of the Chartered Professional Accountants of British Columbia and are registered with both the Canadian Public Accountability Board and the U.S. Public Company Accounting Oversight Board. Smythe LLP, Chartered Professional Accountants were first appointed as the Company’s auditors on June 1, 2021.

Audit Fees

During the period from inception on February 5, 2021 to October 31, 2021, Smythe billed us audit fees and expenses in the amount of $20,000.

Audit-Related Fees

During the period from inception on February 5, 2021 to October 31, 2021, Smythe billed us audit-related fees and expenses in the amount of $17,234.

Tax Fees

There were no tax fees and expenses billed by Smythe during the period from inception on February 5, 2021 to October 31, 2021.

All Other Fees

There were no other fees and expenses billed by Smythe during the period from inception on February 5, 2021 to October 31, 2021.

Audit Committee’s Pre-Approval Policies and Procedures

Section 10A(i) of the Exchange Act prohibits our auditors from performing audit services for us as well as any services not considered to be “audit services” unless such services are pre-approved by the Audit Committee of the Arras Board, or unless the services meet certain de minimis standards.

The Audit Committee’s charter, effective as of December 7, 2021, provides that the Audit Committee (i) must approve in advance any and all audit services and permissible non-audit services to be performed by the auditors for the Company or its subsidiary entities that the Audit Committee deems advisable in accordance with applicable requirements and Arras Board-approved policies and procedures, and adopt and implement policies for such pre-approval; (ii) must consider the impact of such service and fees on the independence of the auditor; and (iii) may delegate pre-approval authority to a member of the Audit Committee, provided that the decisions of any member of the Audit Committee to whom this authority has been delegated must be presented to the full Audit Committee at its next scheduled Audit Committee meeting.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

None.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT.

None.

ITEM 16G.	CORPORATE GOVERNANCE.

Not applicable.

ITEM 16H.	MINE SAFETY DISCLOSURE.

Not applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS.

Historical Financial Statements

Please refer to pages F-1 through F-24 of this Annual Report.

ITEM 18.	FINANCIAL STATEMENTS.

Not applicable.

ITEM 19.	EXHIBITS.

We have filed the following documents as exhibits to this Annual Report:

Exhibit		Incorporated by Reference			Filed/ Furnished
No.	Description	Form	Date Filed	Exhibit	Herewith
1.1	Notice of Articles of Arras Minerals Corp.	20FR12G	7/2/2021	1.1
1.2	Articles of Incorporation of Arras Minerals Corp.	20FR12G	7/2/2021	1.2
2.1	Specimen Share Certificate for Common Shares of Arras Minerals Corp.				X
2.2	Description of Securities				X
4.1	Option Agreement, dated as of August 12, 2020, by and among Silver Bull Resources, Inc., Copperbelt AG, and Dostyk LLP	20FR12G	7/2/2021	4.1
4.2	Joint Venture Agreement, dated as of September 1, 2020, by and between Silver Bull Resources, Inc. and Copperbelt AG	20FR12G	7/2/2021	4.2
4.3	Loan Agreement, dated as of August 20, 2020, by and between Ekidos Minerals LLP and Silver Bull Resources, Inc., as amended by Additional Agreement No. 1 to the Loan Agreement, dated as of October 30, 2020, by and between Silver Bull Resources, Inc. and Ekidos Minerals LLP, as further amended by Additional Agreement No. 2 to the Loan Agreement, dated as of January 21, 2021, by and between Silver Bull Resources, Inc. and Ekidos Minerals LLP	20FR12G	7/2/2021	4.3
4.3.1	Additional Agreement No. 3 to the Loan Agreement, dated as of June 30, 2021, by and between Arras Minerals Corp. and Ekidos Minerals LLP	20FR12G/A	8/9/2021	4.3.1
4.3.2	Additional Agreement No. 4 to the Loan Agreement, dated as of November 30, 2021, by and between Arras Minerals Corp. and Ekidos Minerals LLP				X
4.4	Loan Agreement No. 2, dated as of December 21, 2020, by and between Ekidos Minerals LLP and Silver Bull Resources, Inc.	20FR12G	7/2/2021	4.4
4.4.1	Additional Agreement No. 1 to the Loan Agreement, dated as of June 30, 2021, by and between Arras Minerals Corp. and Ekidos Minerals LLP	20FR12G/A	8/9/2021	4.4.1
4.4.2	Additional Agreement No. 2 to the Loan Agreement No. 2, dated as of November 30, 2021, by and between Arras Minerals Corp. and Ekidos Minerals LLP				X
4.5	Loan Agreement No. 3, dated as of February 23, 2021, by and between Ekidos Minerals LLP and Silver Bull Resources, Inc.	20FR12G	7/2/2021	4.5
4.5.1	Additional Agreement No. 1 to the Loan Agreement No. 3, dated as of June 30, 2021, by and between Arras Minerals Corp. and Ekidos Minerals LLP	20FR12G/A	8/9/2021	4.5.1
4.5.2	Additional Agreement No. 2 to the Loan Agreement No. 3, dated as of November 30, 2021, by and between Arras Minerals Corp. and Ekidos Minerals LLP				X
4.6	Loan Agreement No. 1, dated as of April 22, 2021, by and between Ekidos Minerals LLP and Arras Minerals Corp.	20FR12G	7/2/2021	4.6
4.6.1	Additional Agreement No. 1 to the Loan Agreement No. 1, dated as of June 30, 2021, by and between Arras Minerals Corp. and Ekidos Minerals LLP	20FR12G/A	8/9/2021	4.6.1
4.6.2	Additional Agreement No. 2 to the Loan Agreement No. 1, dated as of November 30, 2021, by and between Arras Minerals Corp. and Ekidos Minerals LLP				X

4.7	Loan Agreement No. 2, dated as of May 19, 2021, by and between Ekidos Minerals LLP and Arras Minerals Corp.	20FR12G	7/2/2021	4.7
4.7.1	Additional Agreement No. 1 to the Loan Agreement No. 2, dated as of July 30, 2021, by and between Arras Minerals Corp. and Ekidos Minerals LLP	20FR12G/A	8/9/2021	4.7.1
4.7.2	Additional Agreement No. 2 to the Loan Agreement No. 2, dated as of November 30, 2021, by and between Arras Minerals Corp. and Ekidos Minerals LLP				X
4.8	Loan Agreement No. 3, dated as of June 30, 2021, by and between Ekidos Minerals LLP and Arras Minerals Corp.	20FR12G/A	8/9/2021	4.8
4.9	Loan Agreement No. 4, dated as of September 24, 2021, by and between Ekidos Minerals LLP and Arras Minerals Corp.				X
4.9.1	Additional Agreement No. 1 to the Loan Agreement No. 4, dated as of December 31, 2021, by and between Arras Minerals Corp. and Ekidos Minerals LLP				X
4.10	Loan Agreement No. 5, dated as of October 20, 2021, by and between Ekidos Minerals LLP and Arras Minerals Corp.				X
4.10.1	Additional Agreement No. 1 to the Loan Agreement No. 5, dated as of December 31, 2021, by and between Arras Minerals Corp. and Ekidos Minerals LLP				X
4.11	Loan Agreement No. 6, dated as of October 27, 2021, by and between Ekidos Minerals LLP and Arras Minerals Corp.				X
4.11.1	Additional Agreement No. 1 to the Loan Agreement No. 6, dated as of December 31, 2021, by and between Arras Minerals Corp. and Ekidos Minerals LLP				X
4.12	Loan Agreement No. 7, dated as of November 30, 2021, by and between Ekidos Minerals LLP and Arras Minerals Corp.				X
4.13	Loan Agreement No. 8, dated as of December 8, 2021, by and between Ekidos Minerals LLP and Arras Minerals Corp.				X
4.14	Loan Agreement No. 9, dated as of December 22, 2021, by and between Ekidos Minerals LLP and Arras Minerals Corp.				X

4.15	Loan Agreement No. 10, dated as of December 29, 2021, by and between Ekidos Minerals LLP and Arras Minerals Corp.				X
4.16	Asset Purchase Agreement, dated as of March 19, 2021, by and between Silver Bull Resources, Inc. and Arras Minerals Corp.	20FR12G	7/2/2021	4.8
4.17	Form of Arras Minerals Corp. Subscription Agreement, dated as of April 1, 2021	20FR12G	7/2/2021	4.9
4.18	Form of Arras Minerals Corp. Subscription Agreement, dated as of October 21, 2021				X
4.19	Separation and Distribution Agreement, dated as of August 31, 2021, by and between Silver Bull Resources, Inc. and Arras Minerals Corp.				X
4.20+	Consulting Agreement, dated as of February 9, 2022, by and between Arras Minerals Corp. and Timothy Barry				X
4.21+	Consulting Agreement, dated as of February 9, 2022, by and between Arras Minerals Corp. and Westcott Management Ltd.				X
4.22+	Amended and Restated Employment Agreement, dated as of February 9, 2022, by and between Silver Bull Resources, Inc., Arras Minerals Corp., and Christopher Richards				X
4.23+	Arras Minerals Corp. Equity Incentive Plan, dated as of April 15, 2021	20FR12G	7/2/2021	4.11
4.23.1+	Form of Stock Option Grant Agreement under Arras Minerals Corp. Equity Incentive Plan	20FR12G	7/2/2021	4.11.1
4.24+	Arras Minerals Corp. Equity Incentive Plan, dated as of April 15, 2021, as amended and restated on July 5, 2021	20FR12G/A	8/9/2021	4.13
4.25+‡	Arras Minerals Corp. Management Retention Bonus Plan, dated as of April 15, 2021	20FR12G	7/2/2021	4.12
4.25.1+	Amendment to Management Retention Bonus Plan, dated as of February 9, 2022				X
11.1	Code of Business Conduct and Ethics, effective December 7, 2021				X

12.1	Certification of CEO pursuant to Exchange Act Rules 13a-14 and 15d-14, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002				X
12.2	Certification of CFO pursuant to Exchange Act Rules 13a-14 and 15d-14, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002				X
13.1	Certification of CEO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002				XX
13.2	Certification of CFO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002				XX
15.1	Consent of Smythe LLP				X
15.2	Consent of CSA Global Consultants Canada Ltd.				X
15.3	Technical Report Summary	20FR12G/A	8/9/2021	17.1
101.INS*	XBRL Instance Document				X
101.SCH*	XBRL Schema Document				X
101.CAL*	XBRL Calculation Linkbase Document				X
101.DEF*	XBRL Definition Linkbase Document				X
101.LAB*	XBRL Labels Linkbase Document				X
101.PRE*	XBRL Presentation Linkbase Document				X
104	Cover Page Interactive Data File—the cover page interactive data file does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document				X

X	Filed herewith.
XX	Furnished herewith.

+ Indicates a management contract or compensatory plan, contract or arrangement.

‡	Portions of this exhibit have been omitted in accordance with Form 20-F. The omitted information is not material and would likely cause competitive harm to the registrant if publicly disclosed. The registrant hereby agrees to furnish supplementally an unredacted copy of this exhibit to the Securities and Exchange Commission upon request.
*	The following financial information from the Annual Report on Form 20-F of Arras Minerals Corp. for the fiscal year ended October 31, 2021, formatted in XBRL (Extensible Business Reporting Language): Statement of Financial Position, Statement of Comprehensive Loss, Statement of Changes in Shareholders’ Equity, Statement of Cash Flows.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ARRAS MINERALS CORP.

By: /s/ Timothy T. Barry

Name: Timothy T. Barry

Title: Chief Executive Officer

By: /s/ Christopher Richards

Name: Christopher Richards

Title: Chief Financial Officer

Date: February 17, 2022

Arras Minerals Corp.

Financial Statements

Period from Inception on February 5, 2021 to October 31, 2021

(Expressed in United States dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE SHAREHOLDERS AND DIRECTORS OF ARRAS MINERALS CORP.

Opinion on the Financial Statements

We have audited the accompanying statement of financial position of Arras Minerals Corp. (the “Company”) as of October 31, 2021, and the related statements of comprehensive loss, changes in shareholders’ equity, and cash flows for the period from inception on February 5, 2021 to October 31, 2021, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of October 31, 2021, and the results of its operations and its cash flows for the period from inception on February 5, 2021 to October 31, 2021, in conformity with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board.

Material Uncertainty Related to Going Concern

Without modifying our opinion, we draw attention to Note 1 of the financial statements, which indicates that the Company incurred a net loss during the period from inception on February 5, 2021 to October 31, 2021 and has not yet commenced revenue producing operations. As stated in Note 1 to the financial statements, these conditions, along with other matters as set forth in Note 1, indicate that a material uncertainty exists that casts substantial doubt on the Company’s ability to continue as a going concern.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Going Concern Assessment

As described in Note 1 of the financial statements, the financial statements are prepared on a going concern basis, which assumes that the Company will continue its operation for the foreseeable future and, accordingly, will be able to realize its assets and discharge its liabilities in the normal course of operations. As at October 31, 2021, the Company has not earned any cash inflows from operations and expects to incur additional losses in the future. The ability of the Company to continue as a going concern is dependent on raising capital to fund its exploration plans and ultimately to attain profitable operations.

We identified the assessment of going concern as a critical audit matter. Auditing management’s going concern assessment is challenging as it involves subjective assumptions about the ability to raise future financing and future cash outflows relating to planned exploration activities and other ongoing operating and administrative expenditures that are inherently uncertain.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the appropriateness of the inputs and key assumptions used in the cash flow forecasts, specifically the assumption of cash flows related to exploration activities, taking into consideration the Company’s commitments under option agreements. In addition, we assessed management’s plan and ability to raise future financing by observing past financing ability and through discussion with management. We also assessed the accuracy and completeness of the disclosures around the going concern uncertainty in Note 1 of the financial statements.

/s/ Smythe LLP

Smythe LLP, Chartered Professional Accountants

We have served as the Company's auditor since 2021.

Vancouver, Canada

February 17, 2022

ARRAS MINERALS CORP.
Statement of Financial Position
(Expressed in United States Dollars)

October 31, 2021

Assets
Current
Cash and cash equivalents	$3,806,291
Other receivables	15,929
Prepaid expenses	32,030
Due from related party (Note 12)	2,808
Loans to Ekidos Minerals LLP (Notes 3 and 7)	3,178,500
Total Current Assets	7,035,558
Office and equipment (Notes 3 and 8)	105,166
Mineral properties (Notes 3, 6 and 9)	651,603
Total Assets	$7,792,327
Liabilities
Current
Accounts payable and accrued liabilities (Note 12)	$541,624
Total Liabilities	541,624
Shareholders’ Equity
Share capital (Note 10)	8,439,234
Reserves (Note 10)	923,051
Deficit	(2,111,582)
Total Shareholders’ Equity	7,250,703
Total Liabilities and Shareholders’ Equity	$7,792,327

Nature of operations and going concern (Note 1)

Subsequent events (Note 17)

On behalf of the Board:
/s/ Brian Edgar	/s/ Daniel Kunz
Director	Director

The accompanying notes are an integral part of these financial statements.

ARRAS MINERALS CORP.
Statement of Comprehensive Loss
(Expressed in United States Dollars)

For the Period from Inception on February 5, 2021 to October 31, 2021
Expenses
Exploration (Notes 6 and 10)	$601,820
Personnel (Notes 10 and 12)	674,718
Professional services (Note 12)	492,908
Directors’ fees (Notes 10 and 12)	308,009
Office and administrative (Note 12)	59,634
Depreciation (Note 8)	21,667
Foreign exchange gain	(47,163)
2,111,593
Interest income	(11)
Net and Comprehensive Loss for the Period	$(2,111,582)
Basic and Diluted Loss per Common Share	$(0.06)
Weighted Average Number of Common Shares Outstanding	34,452,651

The accompanying notes are an integral part of these financial statements.

ARRAS MINERALS CORP.
Statement of Changes in Shareholders’ Equity
(Expressed in United States Dollars)

	Share Capital
	Common Shares	Amount	Equity Reserves	Deficit	Shareholders’ Equity

Shares issued upon inception (February 5, 2021) (Note 1)	100	1	$—	—	$1
Shares issued pursuant to asset purchase agreement (Note 3)	36,000,000	1,367,668	—	—	1,367,668
Private placements, net of share issue costs (Note 10)	11,403,000	7,032,152	—	—	7,032,152
Shares issued to finder (Notes 6, 9 and 10)	400,000	323,913	—	—	323,913
Warrants issued pursuant to the Separation and Distribution Agreement (Notes 3 and 10)	—	(284,500)	284,500	—	—
Share-based payment (Note 10)	—	—	638,551	—	638,551
Net loss for the period	—	—	—	(2,111,582)	(2,111,582)
Balance, October 31, 2021	47,803,100	8,439,234	$923,051	(2,111,582)	$7,250,703

The accompanying notes are an integral part of these financial statements.

ARRAS MINERALS CORP.
Statement of Cash Flows
(Expressed in United States Dollars)

For the Period from Inception on February 5, 2021 to October 31, 2021
Operating Activities
Net loss for the period	$(2,111,582)
Items not affecting cash
Depreciation	21,667
Unrealized foreign exchange gain	(46,574)
Share-based payment	638,551
(1,497,938)
Changes in non-cash working capital
Other receivables	(15,929)
Prepaid expenses	(32,030)
Due from related party	(2,808)
Accounts payable and accrued liabilities	487,900
437,133
Cash Used in Operating Activities	(1,060,805)
Financing Activity
Issuance of common shares, net of share issue costs	7,085,877
Cash Provided by Financing Activity	7,085,877
Investing Activities
Purchase of equipment	(71,855)
Loans to Ekidos Minerals LLP	(2,193,500)
Cash Used in Investing Activities	(2,265,355)
Effect of Foreign Currency Translation on Cash	46,574
Net Change in Cash and Cash Equivalents	3,806,291
Cash and Cash Equivalents, Beginning of Period	—
Cash and Cash Equivalents, End of Period	$3,806,291
Supplemental Cash Flow Information (Note 13)

The accompanying notes are an integral part of these financial statements.

Arras Minerals Corp.

Notes to the Financial Statements

For the Period from Inception (February 5, 2021) to October 31, 2021

(Expressed in United States dollars)

1.	NATURE OF OPERATIONS AND GOING CONCERN

Arras Minerals Corp. (the “Company”) was incorporated on February 5, 2021 under the Business Corporations Act (British Columbia) as part of an asset purchase agreement to reorganize Silver Bull Resources, Inc. (“Silver Bull”) as described in Note 3. The Company’s head office is located at 1610-777 Dunsmuir Street, Vancouver, BC, V7Y 1K4, Canada.

The Company is engaged in the acquisition, exploration, and development of mineral property interests. The Company’s assets consist primarily of the option to acquire a 100% interest in the Beskauga property (“Beskauga”) in Kazakhstan, and loans made to Ekidos Minerals LLP (“Ekidos”), who holds exploration licenses for properties located in Kazakhstan.

The Company has not yet determined whether the properties contain mineral reserves where extraction is both technically feasible and commercially viable. The business of mining and the exploration for minerals involves a high degree of risk and there can be no assurance that such activities will result in profitable mining operations.

These financial statements are prepared on a going concern basis, which contemplated that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business. The Company has incurred operating losses to date and has no current sources of revenue or cash inflows from operations. The Company relies on share issuances in order to fund its exploration and other business objectives. Since inception to October 31, 2021, the Company has raised Canadian dollar (“$CDN”) $8.8 million (United States dollars of $7 million) through the issuance of common shares, and as at October 31, 2021 has cash of $3.8 million which, based on current forecasts, is sufficient to fund the Company’s required expenditures under the commitments of the option agreement for Beskauga and general corporate activities.

The Company’s ability to continue as a going concern and fulfill its commitments under the Beskauga option agreement is dependent upon successful execution of its business plan, raising additional capital or evaluating strategic alternatives. The Company expects to continue to raise the necessary funds primarily through the issuance of common shares. There can be no guarantees that future equity financing will be available in which case the Company may need to reduce its exploration activities. There can be no assurance that management’s plan will be successful. If the going concern assumption was not appropriate for these financial statements, then adjustments would be necessary to the carrying values of assets and liabilities, the reported expenses and the balance sheet classifications used. Such adjustments could be material.

On March 11, 2020, the novel coronavirus outbreak (“COVID-19”) was declared a pandemic by the World Health Organization. While, other than travel restriction to the Company’s exploration projects, the Company has not been significantly impacted by COVID-19, the situation is dynamic and the ultimate duration and magnitude of the impact on the economy and the Company’s business are not known at this time. These impacts could include an impact on the Company’s ability to obtain equity financing to fund additional exploration activities as well as the Company’s ability to explore and conduct business.

2.	BASIS OF PRESENTATION

a)	Statement of compliance

These financial statements were prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”) appliable to the preparation of financial statements.

These financial statements are presented in United States dollars, which is the Company’s functional currency.

Arras Minerals Corp.

Notes to the Financial Statements

For the Period from Inception (February 5, 2021) to October 31, 2021

(Expressed in United States dollars)

b)	Basis of presentation

These financial statements have been prepared on a historical cost basis, except for certain financial instruments which are measured at fair value. In addition, these financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

c)	Approval of the financial statements

These financial statements were authorized for issue by the Board of Directors on February 16, 2022.

3.	ASSET PURCHASE AND SEPARATION AND DISTRIBUTION AGREEMENTS

On March 19, 2021, pursuant to an asset purchase agreement with Silver Bull, a majority shareholder (88% interest) and related party, Silver Bull transferred all of its rights, title and interest in and to the Beskauga Option Agreement, as described in Note 6, to the Company. The consideration payable by the Company to Silver Bull was $1,367,668, paid through the issuance of 36,000,000 common shares of the Company.

The fair value of the assets at the date of transfer was as follows:

Mineral properties	$327,690
Mining equipment	45,647
Computer equipment and software	9,331
Loans to Ekidos Minerals LLP (“Ekidos”)	985,000

Net assets acquired	$1,367,668

On September 24, 2021, pursuant to a Separation and Distribution Agreement, Silver Bull distributed to its shareholders one common share of the Company for each Silver Bull common share held by such shareholders, or 34,547,838 common shares of the Company in total (the “Distribution”). Upon completion of the Distribution, Silver Bull retained 1,452,162 common shares of the Company, representing a 4% interest in the Company on the Distribution date. Further, Silver Bull warrant holders will receive, upon exercise of any Silver Bull warrant (the “Silver Bull Warrants”), for the original exercise price, one Silver Bull common share and one common share of the Company. The Company will receive $0.25 of the proceeds from the exercise of each of these Silver Bull Warrants. A total of 1,971,289 Silver Bull Warrants were outstanding at the time of the Distribution which, if all exercised, would require the Company to issue 1,971,289 common shares for proceeds of $492,822.

At the date of the Distribution, the assets transferred did not meet the definition of a business, as there were no substantive processes in place, and the transaction has been accounted for as an acquisition of assets, rather than a business combination. The transaction is accounted for in accordance with IFRS 2 – Share-based payments and IFRS 3 Business Combinations (“IFRS 3”).

4.	USE OF JUDGMENTS AND ESTIMATES

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ materially from those estimates.

Arras Minerals Corp.

Notes to the Financial Statements

For the Period from Inception (February 5, 2021) to October 31, 2021

(Expressed in United States dollars)

Measurement of the Company’s assets and liabilities is subject to risks and uncertainties, including ones related to: reserve and resource estimates; title to mineral properties; future commodity prices; estimated costs of future production; future costs of restoration provisions; changes in government legislation and regulations; estimated future income tax amounts; the availability of financing; and various operational factors.

Judgments that have the most significant effect on the amounts recognized in the Company`s financial statements are as follows:

a)	Determination of functional currency

The determination of the Company’s functional currency is a matter of judgment based on an assessment of the specific facts and circumstances relevant to determining the primary economic environment of the Company. The Company reconsiders the functional currencies used when there is a change in events and conditions considered in determining the primary economic environment of the Company.

b)	Going concern

The assessment of whether the going concern assumption is appropriate requires management to take into account all available information about the future, which is at least, but not limited to, 12 months from the end of the reporting period. The Company is aware that material uncertainties exist related to events or conditions that may cast substantial doubt upon the Company’s ability to continue as a going concern.

c)	Asset acquisitions versus business combinations

Management had to apply judgment with respect to whether the acquisitions through the asset purchase agreement (as discussed in Note 6) were asset acquisitions or business combinations. The assessments required management to assess the inputs, processes and outputs of the companies acquired at the time of the acquisition. Pursuant to the assessment, the asset purchase agreement was considered to be an asset acquisition.

Estimates that have the most significant effect on the amounts recognized in the Company`s financial statements are as follows:

d)	Valuation of mineral properties

The Company carries the acquisition costs of its mineral properties at cost less any provision for impairment. The Company undertakes periodic reviews of the carrying values of mineral properties and whenever events or changes in circumstances indicate that their carrying values may exceed their fair value. In undertaking these reviews, management of the Company is required to make significant estimates. These estimates are subject to various risks and uncertainties, which may ultimately have an effect on the expected recoverability of the carrying values of the mineral properties and related expenditures.

e)	Share-based payment

The Company uses the Black-Scholes option pricing model for the valuation of share-based payment. Option pricing models require the input of the subjective assumptions including expected price volatility, interest rate and forfeiture rate. Changes in the input assumptions can materially affect the fair value estimate and the Company’s net loss and share-based payment reserve. Measurement of the Company’s obligation to issue shares upon exercise of Silver Bull Warrants is based on an instinct value pricing model which uses assumptions with respect to share price. Changes in these assumptions and estimates result in changes in the fair value of these instruments and a corresponding change in the amount recognized in profit or loss or in equity.

Arras Minerals Corp.

Notes to the Financial Statements

For the Period from Inception (February 5, 2021) to October 31, 2021

(Expressed in United States dollars)

f)	Fair value of net assets acquired

The Company makes estimates in determining the fair value of the assets acquired as part of an acquisition. Management exercises judgment in estimating the probability and timing of when cash flows are expected to be achieved, which is used as the basis for estimating fair value. Future performance results that differ from management’s estimates could result in changes to liabilities recorded, which are recorded as they arise through profit or loss.

g)	Recoverability of loans to Ekidos Minerals LLP

Estimates are inherent in the on-going assessment of the recoverability of its loans to Ekidos Minerals LLP. The Company is not able to predict changes in financial conditions of its loan holders and the Company’s judgment related to the recoverability of its loans receivable may be material.

5.	SIGNIFICANT ACCOUNTING POLICIES

The accounting policies set out below have been applied in these financial statements.

a)	Foreign currency translation

These financial statements are presented in United States Dollars (“USD”) which is the functional currency of the Company.

Statement of financial position: monetary assets and liabilities are translated into USD using period end exchange rates. Non-monetary assets and liabilities are translated into USD using historical exchange rates.

Statement of comprehensive loss: income, expenses, and other comprehensive income are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions).

Statement of changes in shareholders’ equity: all resulting exchange differences are recognized as a separate component of equity and in other comprehensive loss.

b)	Financial instruments

Recognition and measurement of financial assets

The Company recognizes a financial asset when it becomes a party to the contractual provisions of the instrument.

Classification of financial assets

The Company classifies financial assets at initial recognition as financial assets: measured at amortized cost, measured at fair value through other comprehensive income or measured at fair value through profit or loss.

i.	Financial assets measured at amortized cost

A financial asset that meets both of the following conditions is classified as a financial asset measured at amortized cost:

●         The Company’s business model for such financial assets is to hold the assets in order to collect contractual cash flows.

●         The contractual terms of the financial asset gives rise on specified dates to cash flows that are solely payments of principal and interest on the amount outstanding.

A financial asset measured at amortized cost is initially recognized at fair value plus transaction costs directly attributable to the asset. After initial recognition, the carrying amount of the financial asset measured at amortized cost is determined using the effective interest method, net of impairment loss, if necessary. The Company classifies its loans to Ekidos and due from related party as amortized cost.

Arras Minerals Corp.

Notes to the Financial Statements

For the Period from Inception (February 5, 2021) to October 31, 2021

(Expressed in United States dollars)

ii.	Financial assets measured at fair value through other comprehensive income (“FVTOCI”)

A financial asset measured at fair value through other comprehensive income is recognized initially at fair value plus transaction cost directly attributable to the asset. After initial recognition, the asset is measured at fair value with changes in fair value included as “financial asset at fair value through other comprehensive income” in other comprehensive income.

iii.	Financial assets measured at fair value through profit or loss (“FVTPL”)

A financial asset measured at fair value through profit or loss is recognized initially at fair value with any associated transaction costs being recognized in profit or loss when incurred. Subsequently, the financial asset is re-measured at fair value, and a gain or loss is recognized in profit or loss in the reporting period in which it arises. The Company classifies its cash as fair value through profit or loss.

Derecognition of financial assets

The Company derecognizes a financial asset if the contractual rights to the cash flows from the asset expire, or the Company transfers substantially all the risks and rewards of ownership of the financial asset. Any interests in transferred financial assets that are created or retained by the Company are recognized as a separate asset or liability. Gains and losses on derecognition are generally recognized in the statement of comprehensive loss. However, gains and losses on derecognition of financial assets classified as FVTOCI remain within accumulated other comprehensive income (loss).

Recognition and measurement of financial liabilities

The Company recognizes financial liabilities when it becomes a party to the contractual provisions of the instruments.

Classification of Financial Liabilities

The Company classifies financial liabilities at initial recognition as financial liabilities: measured at amortized cost or measured at fair value through profit or loss.

i.	Financial liabilities measured at amortized cost

A financial liability at amortized cost is initially measured at fair value less transaction cost directly attributable to the issuance of the financial liability. Subsequently, the financial liability is measured at amortized cost based on the effective interest rate method. The Company classifies its accounts payable and accrued liabilities as amortized cost.

ii.	Financial liabilities measured at fair value through profit or loss

A financial liability measured at fair value through profit or loss is initially measured at fair value with any associated transaction costs being recognized in profit or loss when incurred. Subsequently, the financial liability is re-measured at fair value, and a gain or loss is recognized in profit or loss in the reporting period in which it arises.

Derecognition of financial liabilities

The Company derecognizes a financial liability when the financial liability is discharged, cancelled or expired. Generally, the difference between the carrying amount of the financial liability derecognized and the consideration paid and payable, including any non-cash assets transferred or liabilities assumed, is recognized in the statement of comprehensive loss.

Offsetting financial assets and liabilities

Financial assets and liabilities are offset and the net amount is presented in the statement of financial position only when the Company has a legally enforceable right to set off the recognized amounts and intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

All financial assets except for those at fair value through profit or loss are subject to review for impairment at least at each reporting date. Financial assets are impaired when there is any objective evidence that a financial asset or a group of financial assets is impaired. Different criteria to determine impairment are applied for each category of financial assets, which are described above.

Arras Minerals Corp.

Notes to the Financial Statements

For the Period from Inception (February 5, 2021) to October 31, 2021

(Expressed in United States dollars)

c)	Fair value hierarchy

Fair value measurements of financial instruments are required to be classified using a fair value hierarchy that reflects the significant of inputs used in making the measurements. The levels of the fair value hierarchy are defined as follows:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 – Inputs for assets or liabilities that are not based on observable market data.

The Company’s financial instruments classified as Level 1 in the fair value hierarchy are cash, loans to Ekidos, accounts payable and accrued liabilities and due from related party. The carrying values approximate the fair values due to the short-term maturity of these instruments. There were no transfers between fair value levels during the period ended October 31, 2021.

d)	Mineral properties

Costs directly related to the acquisition of mineral properties are capitalized. Option payments are considered acquisition costs if the Company has the intention of exercising the underlying option.

Exploration, evaluation and property maintenance costs incurred on sites without an existing mine and on areas outside the boundary of a known mineral deposit which contains proven and probable reserves are expensed as incurred up to the date of establishing that property costs are economically recoverable and that the project is technically feasible.

Mineral properties are not subject to depletion or amortization, but rather are tested for impairment when circumstances indicate that the carrying value may not be recoverable.

Development expenditures are those incurred subsequent to the establishment of economic recoverability and after receipt of project development approval from the Board of Directors. The approval from the Board of Directors will be dependent upon the Company obtaining sufficient financial resources, permits, and licenses to develop the mineral property. Development costs are capitalized and included in the carrying amount of the related property.

Mineral property and mine development costs capitalized are amortized using the units-of-production method over the estimated life of the proven and probable reserves.

e)	Office and equipment

Items of office and equipment are recorded at cost less accumulated depreciation. Cost includes all expenditures incurred to bring assets to the location and condition necessary for them to be operated in the manner intended by management, including estimated decommissioning and restoration costs and, where applicable, borrowing costs. If significant parts of an item of office and equipment have different useful lives, then they are accounted for as separate items (major components) of office and equipment.

Arras Minerals Corp.

Notes to the Financial Statements

For the Period from Inception (February 5, 2021) to October 31, 2021

(Expressed in United States dollars)

No depreciation is recorded until the asset is substantially complete and ready for use. Office and equipment are depreciated over their estimated useful lives as follows:

Mining equipment	Straight-line over five years
Computer equipment and software	Straight-line over one year

f)	Impairment of non-financial assets

The Company reviews the carrying amounts of its non-financial assets, including mineral properties and office and equipment every reporting period. If there is any indication that the assets or Cash-Generating Units (the “CGU”) may not be fully recoverable, the recoverable amount of the asset or CGU is estimated in order to determine the extent of the impairment loss, if any. CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflow from other assets or group of assets.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows to be derived from continuing use of the asset or CGU are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Fair value less cost to sell is the amount obtainable from the sale of an asset or CGU in an arm’s length transaction between knowledgeable, willing parties, less the cost of disposal. When a binding sale agreement is not available, fair value less costs to sell is estimated using a discounted cash flow approach with inputs and assumptions consistent with those at market. If the recoverable amount of an asset or CGU is estimated to be less than its carrying amount, the carrying amount of the asset or CGU is reduced to its recoverable amount. An impairment loss is recognized immediately in net income. Where an impairment loss subsequently reverses, the carrying amount of the asset or CGU is increased to the revised estimate of its recoverable amount, such that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized.

g)	Restoration provisions

The Company recognizes liabilities for legal, contractual and constructive obligations for decommissioning and restoration when those obligations result from the acquisition, construction, development or normal operation of the asset. Provisions are measured at the present value of the expected expenditures required to settle the obligation using a discount rate reflecting the time value of money and risks specific to the liability. Upon initial recognition of the liability, the corresponding decommissioning and restoration cost is capitalized to the carrying amount of the related asset and amortized as an expense over the useful life of the related asset. Following the initial recognition of the restoration provision, the carrying amount of the liability is increased for the passage of time and adjusted for changes to the current market-based discounted rate and the amount or timing of cash flows needed to settle the obligation.

h)	Other provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of past events, and it is probable that an outflow of resources that can be reliably estimated will be required to settle the obligation. Provisions are measured at the present value of the expenditures expected to be required to settle the obligation.

i)	Income taxes

Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to taxation authorities. The tax rates and tax laws used are those that are enacted or substantively enacted by the reporting date.

Arras Minerals Corp.

Notes to the Financial Statements

For the Period from Inception (February 5, 2021) to October 31, 2021

(Expressed in United States dollars)

Deferred income tax is provided for based on temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred tax liabilities are generally recognized for all taxable temporary differences, and deferred tax assets are generally recognized for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized. Such assets and liabilities are not recognized if the temporary difference arises from goodwill or from the initial recognition of assets and liabilities in a transaction that is not a business combination and affects neither the taxable profit nor the accounting profit. The change in the net deferred income tax asset or liability is included in net income (loss) except for deferred income tax relating to equity items, which are recognized directly in equity. Deferred income tax assets and liabilities are measured using the substantively enacted statutory income tax rates which are expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred income tax assets and liabilities are offset only if a legally enforceable right exists to offset current tax assets against liabilities and the deferred tax assets and liabilities relate to income taxes levied by the same taxation authority on the same taxable entity.

The determination of current and deferred taxes requires interpretation of tax legislation, estimates of expected timing of reversal of deferred tax assets and liabilities, and estimates of future earnings.

j)	Share-based payment

The Company’s stock option plan (Note 9) allows the Company’s employees, directors, officers and service providers to acquire shares of the Company. The fair value of options granted is recognized as share-based payment expense with a corresponding increase in reserves. An individual is classified as an employee when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee. Where stock options are subject to vesting, each vesting tranche is considered a separate award with its own vesting period and grant date fair value. The fair value of each tranche is measured at the grant date using the Black-Scholes option pricing model, taking into account the terms and conditions upon which the options were granted. Share-based payment expense is recognized over the tranche’s vesting period by a charge to profit or loss. At each financial position reporting date, the amount recognized as an expense is adjusted to reflect the actual number of stock options that are expected to vest. In situations where equity instruments are issued to service providers and some or all of the goods or services received by the entity as consideration cannot be specifically identified, they are measured at the fair value of the share-based payment. Otherwise, share-based payments are measured at the fair value of goods or services received.

k)	Share capital

Equity instruments are contracts that give a residual interest in the net assets of the Company. Financial instruments issued by the Company are classified as equity only to the extent that they do not meet the definition of a financial asset or financial liability. The Company’s common shares and warrants are classified as equity instruments. Share issuance costs are recorded against share proceeds.

Arras Minerals Corp.

Notes to the Financial Statements

For the Period from Inception (February 5, 2021) to October 31, 2021

(Expressed in United States dollars)

l)	Loss per share

Basic loss per share is computed by dividing net loss available to common shareholders by the weighted average number of shares outstanding during the reporting period. Diluted loss per share is computed similarly to basic loss per share except that the weighted average shares outstanding are increased to include additional shares for the assumed exercise of stock options and warrants, if dilutive. The number of additional shares is calculated by assuming that outstanding stock options and warrants were exercised and that the proceeds from such exercises were used to acquire common shares at the average market price during the reporting periods.

m)	Non-monetary transactions

Shares issued for consideration other than cash are valued at the fair value of assets received or services rendered. If the fair value of assets received or services rendered cannot be reliably measured, shares issued for consideration will be valued at the quoted market price at the date of issuance.

n)	New standards not yet adopted

The following standards and pronouncements have been issued by the IASB and have not yet been adopted by the Company. The Company is currently evaluating the impact the new and amended standards are expected to have on its financial statements. Pronouncements that are not applicable to the Company have been excluded from those described below.

Property, Plant and Equipment—Proceeds before Intended Use (Amendments to IAS 16)

These amendments will prohibit the Company from deducting net proceeds from selling any items produced while bringing an item of property, plant and equipment to the location and condition necessary for it to be capable of operating in a manner intended by management. The amendments require retrospective application and are effective for annual reporting periods beginning on or after January 1, 2022, with earlier application permitted.

6.	BESKAUGA OPTION AGREEMENT

On August 12, 2020, Silver Bull entered into the Beskauga Option Agreement with Copperbelt AG (“Copperbelt”) pursuant to which it has the exclusive right and option to acquire Copperbelt’s right, title and 100% interest in the Beskauga property located in Kazakhstan. Upon completion of Silver Bull’s due diligence on January 26, 2021, the Beskauga Option Agreement was finalized (the “Closing Date”).

On March 19, 2021, pursuant to an asset purchase agreement, Silver Bull transferred all its rights, title and interest in and to the Beskauga Option Agreement to the Company. The consideration payable by the Company to Silver Bull for the purchased assets was $1,367,668, paid through the issuance of 36,000,000 common shares of common shares in the capital of the Company (Note 3).

Under the terms of the Beskauga Option Agreement, the Company must incur the following exploration expenditures:

Date	Amount
Within 1 year from Closing Date	$2 million
Within 2 years from Closing Date	$3 million
Within 3 years from Closing Date	$5 million
Within 4 years from Closing Date	$5 million

Arras Minerals Corp.

Notes to the Financial Statements

For the Period from Inception (February 5, 2021) to October 31, 2021

(Expressed in United States dollars)

As of October 31, 2021, approximately $2,118,000 of the required expenditures have been incurred under the Beskauga Option Agreement, via the loans made to Ekidos. At October 31, 2021, Ekidos was an unrelated third-party Kazakh entity, which was incorporated by Copperbelt to hold the Beskauga property interests. The funds advanced will be used for the acquisition of mineral property concessions in Kazakhstan and expenditures incurred in relation to the Beskauga Option Agreement. The Company may acquire Ekidos, and upon completion of the acquisition, all amounts loaned to Ekidos would eliminate upon consolidation and the expenditures funded via these loans would be included in the consideration calculation of the transaction.

The Beskauga Option Agreement also provides that subject to the terms and conditions set forth in the Beskauga Option Agreement, after the Company or its affiliate has incurred the exploration expenditures (outlined above), the Company or its affiliate may exercise the Beskauga Option and acquire (i) the Beskauga Property by paying Copperbelt $15,000,000 in cash, (ii) the Beskauga Main Project only by paying Copperbelt $13,500,000 in cash, or (iii) the Beskauga South Project only by paying Copperbelt $1,500,000 in cash.

In addition, the Beskauga Option Agreement provides that subject to the terms and conditions set forth in the Beskauga Option Agreement, the Company or its affiliate may be obligated to make the following bonus payments (collectively, the “Bonus Payments”) to Copperbelt if the Beskauga Main Project or the Beskauga South Project is the subject of a bankable feasibility study in compliance with Canadian National Instrument 43-101 indicating gold equivalent resources in the amounts set forth below, with (i) (A) 20% of the Bonus Payments payable after completion of the bankable feasibility study or after the mineral resource statement is finally determined and (B) the remaining 80% of the Bonus Payments due within 15 business days of commencement of on-site construction of a mine for the Beskauga Main Project or the Beskauga South Project, as applicable, and (ii) up to 50% of the Bonus Payments payable in shares of the Company’s common shares to be valued at the 20-day volume-weighted average trading price of the shares on the Toronto Stock Exchange calculated as of the date immediately preceding the date such shares are issued:

Gold equivalent resources	Cumulative Bonus Payments
Beskauga Main Project
3,000,000 ounces	$2,000,000
5,000,000 ounces	$6,000,000
7,000,000 ounces	$12,000,000
10,000,000 ounces	$20,000,000
Beskauga South Project
2,000,000 ounces	$2,000,000
3,000,000 ounces	$5,000,000
4,000,000 ounces	$8,000,000
5,000,000 ounces	$12,000,000

The Beskauga Option Agreement may be terminated under certain circumstances, including (i) upon the mutual written agreement of the Company and Copperbelt; (ii) upon the delivery of written notice by the Company, provided that at the time of delivery of such notice, unless there has been a material breach of a representation or warranty given by Copperbelt that has not been cured, the Beskauga Property is in good standing; or (iii) if there is a material breach by a party of its obligations under the Beskauga Option Agreement and the other party has provided written notice of such material breach, which is incapable of being cured or remains uncured.

7.	LOANS TO EKIDOS MINERALS LLP

On March 19, 2021, pursuant to an asset purchase agreement, Silver Bull transferred $985,000 of loan receivable from Ekidos to the Company (Note 3). During the period from inception on February 5, 2021 to October 31, 2021, the Company loaned an additional $2,193,500 to Ekidos. These loans are non-interest bearing and are payable between March 31, 2022 and June 30, 2022. Refer to Note 6 for additional discussion of these loans.

Arras Minerals Corp.

Notes to the Financial Statements

For the Period from Inception (February 5, 2021) to October 31, 2021

(Expressed in United States dollars)

8.	OFFICE AND EQUIPMENT

	Mining Equipment	Computer Equipment and Software	Total
Cost
Assets acquired on acquisition	$45,647	$9,331	$54,978
Additions	71,855	—	71,855
Balance, October 31, 2021	117,502	9,331	126,833

Depreciation
Depreciation for the period	14,033	7,634	21,667
Balance, October 31, 2021	14,033	7,634	21,667

Carrying amounts
Balance, October 31, 2021	$103,469	$1,697	$105,166

During the period from inception on February 5, 2021 to October 31, 2021, the Company acquired mining equipment and computer equipment and software of $54,978 pursuant to an asset purchase agreement with Silver Bull (Note 3).

9.	MINERAL PROPERTIES

Balance: February 5, 2021	$—
Pursuant to asset purchase agreement (Note 3)	327,690
Common shares issued to finder (Note 10)	323,913

Balance: October 31, 2021	$651,603

10.	SHARE CAPITAL

a)	Authorized

Unlimited number of common shares and an unlimited number of preferred shares, without par value.

b)	Issued and outstanding

Preferred shares

No preferred shares have been issued.

Common shares

As of October 31, 2021, there are 47,803,100 common shares issued and outstanding.

During the period from inception on February 5, 2021 to October 31, 2021, the following transactions occurred:

On February 5, 2021, the Company issued 100 common shares at a price of $0.01 per common share for gross proceeds of $1 in connection with the incorporation of the Company.

Arras Minerals Corp.

Notes to the Financial Statements

For the Period from Inception (February 5, 2021) to October 31, 2021

(Expressed in United States dollars)

On March 19, 2021, the Company issued 36,000,000 common shares for gross consideration of $1,367,668 for an asset purchase agreement (Note 3).

On April 1, 2021, the Company completed a private placement for 5,035,000 common shares at a price of $CDN 0.50 per common share for gross proceeds of $CDN 2,517,500 ($2,001,352). No placement agent or finder’s fees were paid in connection with the private placement. The Company incurred other offering costs associated with the private placement of $21,761, of which $924 is included in accounts payable and accrued liabilities at October 31, 2021.

On October 21, 2021, the Company completed the initial tranche of a private placement for 6,368,000 common shares at a price of $CDN 1.00 per common share for gross proceeds of $CDN 6,368,000 ($5,107,282). The Company paid 5% finder fee totaling $28,927 to an agent respect to certain purchasers who were introduced by the agent. The Company incurred other offering costs associated with the initial tranche of private placement of $25,794, of which $52,801 is included in accounts payable and accrued liabilities at October 31, 2021.

On October 25, 2021, pursuant to a finder’s fee agreement, the Company issued 400,000 common shares to UMS Project Limited Partnership for the introduction of Copperbelt AG and earning an interest in mineral property licenses from Copperbelt AG located in Kazakhstan (Note 6).

c)	Stock options

Pursuant to the Company’s Equity Incentive Plan (the “Plan”) approved by the Board of Directors, the Company grants stock options to employees, directors, officers and advisors. Under the Plan, options can be granted for a maximum term of ten years and the stock options shall vest in three equal installments, with one third of the options vesting on each of the grant date, the first-year anniversary of the grant date and the second anniversary of the grant date, unless otherwise designated by the Board. Further, the exercise price shall not be less than the price of the Company’s common shares on the date of the stock option grant.

During the period from inception on February 5, 2021 to October 31, 2021, the Company granted options to acquire 5,220,000 common shares with a weighted-average grant-date fair value of $0.22 per share and an exercise price of $CDN 0.50 per share.

No options were exercised during the period from inception on February 5, 2021 to October 31, 2021. Stock option transactions are summarized as follows:

	Number of Options	Weighted Average Exercise Price
Balance, February 5, 2021	—	—
Issued	5,220,000	0.40
Cancelled	(160,000)	0.40
Balance, October 31, 2021	5,060,000	$0.40

Arras Minerals Corp.

Notes to the Financial Statements

For the Period from Inception (February 5, 2021) to October 31, 2021

(Expressed in United States dollars)

The following options were outstanding and exercisable at October 31, 2021:

Grant Date	Expiry Date	Exercise Price	Number of Options Outstanding	Number of Options Exercisable	Weighted Average Remaining Life
April 15, 2021	April 14, 2026	$CDN 0.50 ($0.40)	4,000,000	1,333,333	4.45
August 5, 2021	August 4, 2026	CDN 0.50 ($0.40)	800,000	266,667	4.76
September 24, 2021	September 23, 2026	CDN 0.50 ($0.40)	260,000	86,666	4.90
			5,060,000	1,686,666

The weighted average remaining contractual life for options outstanding at October 31, 2021 is 4.53 years.

The total fair value of options granted during the period from inception on February 5, 2021 to October 31, 2021 was $1,125,565, of which $638,551 was recognized share-based payment in the statement of comprehensive loss with a corresponding increase in reserves. The remaining amount of $497,426 will be expensed as the remaining unvested options vest.

The Company applies the fair value method using the Black-Scholes option pricing model in accounting for its stock options granted. Accordingly, share-based payments of $307,742 were recognized as personnel expenses for options granted to employees, $225,676 were recognized in directors’ fees for options granted to directors and $105,133 was recognized as exploration for options granted to employees and consultants.

A summary of the range of assumptions used to value stock options granted for the period from inception on February 5, 2021 to October 31, 2021 is as follows:

Options	For the Period from Inception on February 5, 2021 to October 31, 2021
Expected volatility	75% - 79%
Risk-free interest rate	0.46% - 1.03%
Dividend yield	—
Expected term (in years)	3 – 5

The expected volatility assumption is based on the historical and implied volatility of the comparable companies’ common share price. The risk-free interest rate assumption is based on yield curves on government zero-coupon bonds with a remaining term equal to the stock options’ expected life. The Company has not paid and does not anticipate paying dividends on its common stock. Companies are required to utilize an estimated forfeiture rate when calculating the expense for the reporting period. Based on the best estimate, management applied the estimated forfeiture rate of 0% in determining the expense recorded in the accompanying statements of comprehensive loss.

d)	Shares issuable for Silver Bull Warrants

Pursuant to the Distribution (Note 3), warrant holders will receive, upon exercise of any Silver Bull Warrant, one Silver Bull common share and one common share of the Company. The Company will receive $0.25 of the proceeds from the exercise of each of these warrants.

Arras Minerals Corp.

Notes to the Financial Statements

For the Period from Inception (February 5, 2021) to October 31, 2021

(Expressed in United States dollars)

A continuity of the Company’s shares issuable for Silver Bull Warrants is as follows:

Warrants	Shares	Weighted Average Exercise Price Per Arras share issuable	Weighted Average Exercise Price Per Silver Bull Share issuable
Balance: February 5, 2021	—	$—	$—
Issuable pursuant to the Distribution with Silver Bull	1,971,289	0.25	0.34
Balance: October 31, 2021	1,971,289	$0.25	$0.34

The following warrants were outstanding at October 31, 2021:

Expiry Date	Exercise Price	Number of Options Outstanding	Weighted Average Remaining Life
October 27, 2025	$0.25	1,971,289	3.99

11.	INCOME TAXES

Income tax expense differs from the amount that would be computed by applying the Canadian statutory income tax rate of 27.00% to loss before income taxes.

For the Period from Inception on February 5, 2021 to October 31, 2021

Loss before income taxes	$(2,112,000)
Statutory income tax rate	27.00%

Income tax benefit computed at statutory tax rate	(570,000)
Items not deductible for income tax purposes	307,000
Unrecognized benefit of deferred income tax assets	263,000

Income tax benefit	$—

Arras Minerals Corp.

Notes to the Financial Statements

For the Period from Inception (February 5, 2021) to October 31, 2021

(Expressed in United States dollars)

Significant unrecognized tax benefits and unused tax losses for which no deferred tax asset is recognized as of October 31, 2021 are as follows:

For the Period from Inception on February 5, 2021 to October 31, 2021

Share issuance costs	$21,000
Office and equipment	6,000
Non-capital losses carried forward	262,000

Unrecognized deductible temporary differences	$289,000

The Company has available approximate net operational losses of $900,000 that may be carried forward until 2041.

12.	RELATED PARTY TRANSACTIONS

Included in accounts payable and accrued liabilities at October 31, 2021 is $107,407 due to officers and directors of the Company.

As at October 31, 2021, due from related party consists of $2,808 receivable from Silver Bull for rent and shared office expenses. The balance of due from related party is interest free and is to be repaid on demand.

During the period from February 5, 2021 to October 31, 2021, expenses totalling $414,478 were incurred by Silver Bull on the Company’s behalf. If specific identification of expenses is not practicable, a proportional cost allocation based on management’s estimation is applied.

October 31,
2021

Directors’ fees	$36,039
Personnel	277,246
Professional services	17,511
Office and administrative	83,682
$414,478

During the period from inception on February 5, 2021 to October 31, 2021, the Company paid or accrued the following amounts to officers, directors or companies controlled by officers and/or directors:

For the Period from Inception on February 5, 2021 to October 31, 2021
Share-based payment	$500,231
Directors’ fees	82,333
Personnel	277,532
$860,096

Arras Minerals Corp.

Notes to the Financial Statements

For the Period from Inception (February 5, 2021) to October 31, 2021

(Expressed in United States dollars)

13.	SUPPLEMENTAL CASH FLOW INFORAMATION

For the Period from Inception on February 5, 2021 to October 31, 2021

Supplemental information
Interest paid	$—
Income taxes paid	—
Non-cash investing and financing activities
Offering costs included in accounts payable and liabilities	$53,725
Acquisition of assets for common shares	1,367,668
Shares issued to finder	323,913
Warrants issued pursuant to the September and Distribution Agreement	$284,500

14.	FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash, loans to Ekidos, accounts payable and accrued liabilities and due from related party. The Company’s risk exposure and the impact on the Company’s financial instruments are summarized below.

a)	Credit risk

Credit risk is the risk of financial loss to the Company if a counter party to a financial instrument fails to meet its payment obligations. The Company is exposed to credit risk with respect to its cash and loans to Ekidos. Management believes that the credit risk concentration with respect to cash is remote as it maintains accounts with highly rated financial institutions. The Company’s loans to Ekidos are subject to the expected credit loss model. The carrying amount of the loans to Ekidos represent the maximum credit exposure.

b)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying its financial obligations as they become due. The Company manages its liquidity risk by forecasting cash flows from operations and anticipating investing and financing activities. As at October 31, 2021, the Company had working capital of $6,493,934. All of the Company’s liabilities are due within 90 days of October 31, 2021.

c)	Market risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: interest rate risk, foreign currency risk and other price risk. The Company is not currently exposed to any significant interest rate risk or other price risk. The Company is exposed to foreign currency risk with respect to cash denominated in Canadian dollars. As at October 31, 2021, a 15% strengthening (weakening) of the Canadian dollar against the United States dollar would have increased (decreased) the Company’s comprehensive loss by approximately $563,000 for the period from inception on February 5, 2021 to October 31, 2021.

Arras Minerals Corp.

Notes to the Financial Statements

For the Period from Inception (February 5, 2021) to October 31, 2021

(Expressed in United States dollars)

15.	CAPITAL MANAGEMENT

The Company defines its capital as shareholders’ equity. Capital requirements are driven by the Company’s general operations and exploration. To effectively manage the Company’s capital requirements, the Company monitors expenses and overhead to ensure costs and commitments are being paid. The Company is not subject to any externally imposed capital requirements. The Company did not change its approach to capital management during the period from inception on February 5, 2021 to October 31, 2021.

16.	SEGMENTED INFORMATION

The Company’s exploration and evaluation activities are located in Kazakhstan, with its head office function in Canada. As at October 31, 2021, all of the Company’s non-current assets are located in Kazakhstan.

17.	SUBSEQUENT EVENTS

The Company entered into (i) a loan agreement with Ekidos dated November 21, 2021, whereby the Company loaned to Ekidos $490,000, (ii) a loan agreement with Ekidos dated December 8, 2021, in the amount of $490,000, (iii) the loan agreement with Ekidos dated December 22, 2021, in the amount of $490,000, and (vi) the loan agreement with Ekidos dated December 29, 2021, in the amount of $490,000. These loans are interest free and repayable on March 31, 2022.

On November 21, 2021, the Company completed the second tranche of a private placement for 2,106,000 common shares at a price of $CDN 1.00 per common share for gross proceeds of $CDN 2,106,000 ($1,670,756).

On December 20, 2021, the Company completed the third and final tranche of a private placement for 1,520,000 common shares at a price of $CDN 1.00 per common share for gross proceeds of $CDN 1,520,000 ($1,186,388).

On February 3, 2022, Ekidos became a wholly-owned subsidiary of the Company.

