Form 20-F
period 2022-10-31
ARRAS MINERALS CORP.
filed 2023-02-24
CIK 1855743

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended October 31, 2022

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from ______________________________ to ______________________________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report _______________________________________________

Commission File Number: 000-56306

Arras Minerals Corp.

(Exact name of registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

British Columbia

(Jurisdiction of incorporation or organization)

777 Dunsmuir Street, Suite 1605

Vancouver, British Columbia V7Y 1K4

Canada

(Address of principal executive office)

Timothy T. Barry

Chief Executive Officer

777 Dunsmuir Street, Suite 1605

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 52,566,150 common shares, without par value, as of October 31, 2022

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

We publish financial statements expressed in U.S. dollars. Our consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

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

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report uses certain statements that may be deemed to be “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the United States Private Securities Litigation Reform Act of 1995, and “forward-looking information” within the meaning of applicable Canadian securities legislation. We use words such as “anticipate,” “continue,” “likely,” “estimate,” “expect,” “may,” “will,” “projection,” “should,” “believe,” “potential,” “could,” or similar words suggesting future outcomes (including negative and grammatical variations) to identify forward-looking statements. These statements include statements regarding the following, among other things:

●	the sufficiency of our existing cash resources to enable us to continue our operations as a going concern;
●	future exploration expenditures on the Beskauga Property, the potential exercise of the Beskauga Option and potential bonus payments under the Beskauga Option Agreement;
●	the prospects of entering the development or production stage with respect to any of our projects;
●	our planned activities at the Beskauga Project in 2023 and beyond;
●	whether any part of the Beskauga Project will ever be confirmed or converted into Regulation S-K 1300-compliant “reserves”;
●	our ability to obtain and hold additional concessions in the Beskauga Project area;
●	the timing, duration and overall impact of the novel coronavirus (“COVID-19”) pandemic on the Company’s business;
●	the sufficiency of our surface rights in respect of the Beskauga Property if a mining operation is determined to be feasible;
●	the potential acquisition of additional mineral properties or property concessions;
●	the impact of recent accounting pronouncements on our financial position, results of operations or cash flows and disclosures;
●	our ability to raise additional capital and/or pursue additional strategic options, and the potential impact on our business, financial condition and results of operations of doing so or not;
●	the requirement for Arras shareholder approval of the issuance of certain options to purchase Arras common shares; and
●	the impact of changing foreign currency exchange rates on our financial condition.

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

As of October 31, 2022, we have earned no revenues and have incurred accumulated net losses of approximately $8.1 million, and we expect to incur additional losses in the future. In addition, we have limited financial resources. As of October 31, 2022, we had cash and cash equivalents of approximately $0.4 million and working capital of approximately $19,000. Our ability to continue as a going concern is dependent on raising additional capital to fund our exploration plans and ultimately to attain profitable operations. During the year ended October 31, 2022, we raised approximately $4.1 million through the issuance of our common shares. However, there is no assurance that we will be successful in raising additional capital. Accordingly, there is substantial doubt as to whether our existing cash resources and working capital are sufficient to enable us to continue our operations as a going concern. Ultimately, in the event that we cannot obtain additional financial resources, or achieve profitable operations, we may have to liquidate our business interests and investors may lose their investment. The accompanying consolidated financial statements have been prepared assuming that our company will continue as a going concern. Continued operations are dependent on our ability to obtain additional financial resources or generate profitable operations. Such additional financial resources may not be available or may not be available on reasonable terms. Our consolidated financial statements do not include any adjustments that may result from the outcome of this uncertainty. Such adjustments could be material.

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

We are required to incur cumulative exploration expenditures on the Beskauga Project of $15 million over the four-year option period in order to maintain the Beskauga Option. As of October 31, 2022, we have incurred approximately $7.0 million of these expenditures, with approximately $8.0 million remaining to be incurred. If we elect to exercise the Beskauga Option, we are required to pay an additional $15 million. In addition, we must have sufficient funds to pay general and administrative expenses and conduct other exploration activities. If we are unable to fund these amounts by way of financings, including public or private offerings of equity or debt securities, we will need to reorganize or significantly reduce our operations, which may result in an adverse impact on our business, financial condition and exploration activities. If we are unable to fund the amounts specified under the Beskauga Option, we may lose our ability to acquire the Beskauga Project. We do not have a credit, off-take or other commercial financing arrangement in place that would finance continued evaluation or development of the Beskauga Project, and we believe that securing credit for these projects may be difficult. Moreover, equity financing may not be available on attractive terms and, if available, will likely result in significant dilution to existing shareholders.

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

No commercially mineable ore body has been delineated on the Beskauga Project, nor has the Beskauga Project been shown to contain proven or probable mineral reserves. Investors should not assume that the Mineral Resource estimates described in “Item 4. Information on the Company—Property, Plant and Equipment—Beskauga Project” will ever be extracted. We cannot assure you that any mineral deposits we identify on the Beskauga Project will qualify as an ore body that can be legally and economically exploited or that any particular level of recovery of gold, copper or other minerals from discovered mineralization will in fact be realized. Most exploration projects do not result in the discovery of commercially mineable ore deposits. Even if the presence of reserves is established at a project, the legal and economic viability of the project may not justify exploitation.

Mineral Resource estimates may not be reliable.

There are numerous uncertainties inherent in estimating quantities of Mineral Resources such as gold, copper, silver and zinc, including many factors beyond our control, and no assurance can be given that the recovery of Mineral Resources will be realized. In general, estimates of Mineral Resources are based upon a number of factors and assumptions made as of the date on which the estimates were determined, including:

●	geological and engineering estimates that have inherent uncertainties;
●	the anticipated effects of regulation by governmental agencies;
●	the judgment of the geologists and engineers preparing the estimate;
●	estimates of future metals prices and operating costs;
●	the quality and quantity of available data;
●	the interpretation of that data; and
●	the accuracy of various mandated economic assumptions, all of which may vary considerably from actual results.

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

The Company is headquartered in Vancouver, Canada and its mineral properties are located in Kazakhstan. The Company’s business operations are subject to various laws and regulations in Canada and Kazakhstan. These laws include compliance with the Extractive Sector Transparency Measures Act (Canada), which requires companies to report annually on payments made to all levels of governments both in Canada and abroad. The Company is also required to comply with anti-corruption and anti-bribery laws, including the Corruption of Foreign Public Officials Act (Canada).

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

The Company holds its interest in the Stepnoe and Ekidos properties through the Stepnoe and Ekidos JV Agreement (as defined below), and the Akkuduk, Norgubek, Maisor, Elemes, Aktasty, Besshoky, Aimanday and South Bosshakol properties through the Maikain JV Agreement (as defined below). The existence or occurrence of one or more of the following circumstances and events could have a material adverse impact on the Company’s profitability or the viability of the Company’s interest in the properties, which could have a material adverse impact on the Company’s future cash flows, earnings, results of operations and financial condition:

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
10

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

Our ability to establish reserves through our exploration activities, our future profitability and our long-term viability depend, in large part, on the market prices of gold, copper, silver, zinc, lead and other metals. The market prices for these metals are volatile and are affected by numerous factors beyond our control, including:

●	global or regional consumption patterns;
●	supply of, and demand for, gold, copper, silver, zinc, and lead;
●	speculative activities and producer hedging activities;
●	expectations for inflation;
●	political and economic conditions; and
●	supply of, and demand for, consumables required for production.

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

A title defect could result in Arras losing all or a portion of its right, title, and interest to and in the properties to which the title defect relates. Title insurance generally is not available, and our ability to ensure that we have obtained secure title to individual mineral properties or mining concessions may be severely constrained. In addition, we may be unable to operate our properties as permitted or to enforce our rights with respect to our properties. As of February 24, 2023, we are not aware of any challenges from the government or from third parties.

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

Social and environmental activism can negatively impact exploration, development and mining activities.

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

Risks Relating to Our Common Shares

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

ITEM 4. INFORMATION ON THE COMPANY.

Business Overview

Arras is an exploration stage company, engaged in the business of mineral exploration. The Company’s exploration is focused on discovering and delineating Mineral Resources at the Company’s material property, the Beskauga Project (as defined below), which is comprised of three contiguous licenses located in Kazakhstan. We have not realized any revenues. The Company has not established any reserves with respect to its exploration projects and may never enter into the development stage with respect to any of its projects.

Organizational Structure

The Company was incorporated under the Business Corporations Act (British Columbia) on February 5, 2021 as a wholly owned subsidiary of Silver Bull. Arras was formed to hold Silver Bull’s interests in the Beskauga Project located in Kazakhstan. On March 19, 2021, Silver Bull transferred its Kazakh assets to the Company pursuant to the terms of the APA in exchange for the issuance of 36,000,000 common shares of the Company to Silver Bull. The transferred assets included an option agreement with respect to the Beskauga Property (as defined below), a joint venture agreement with respect to the Stepnoe and Ekidos properties (the “Stepnoe and Ekidos JV Agreement”) and loans payable by Ekidos Minerals LLP (“Ekidos LLP”) to Silver Bull. On September 24, 2021, Silver Bull distributed approximately 34.5 million of our common shares issued to its shareholders by way of a special dividend, on the basis of one common share for each share of common stock in the capital of Silver Bull held by such shareholders. Upon completion of the Spin-off, Silver Bull retained an approximately 4% ownership interest in Arras. As of October 31, 2022, Silver Bull no longer has any ownership interest in Arras. On February 3, 2022, the Company purchased 100% of the issued and outstanding shares of Ekidos LLP, and Ekidos LLP became a wholly owned subsidiary of the Company.

History and Development of the Company

The Spin-off

On February 5, 2021, the Company was incorporated under the Business Corporations Act (British Columbia) as a wholly owned subsidiary of Silver Bull. Arras was formed to hold Silver Bull’s interests in the Beskauga Project located in Kazakhstan. On March 19, 2021, Silver Bull transferred its Kazakh assets to the Company pursuant to the terms of the APA in exchange for the issuance of 36,000,000 common shares of the Company to Silver Bull. The transferred assets included an option agreement with respect to the Beskauga Property, a joint venture agreement with respect to the Stepnoe and Ekidos properties and loans payable by Ekidos LLP to Silver Bull. On May 25, 2021, Silver Bull announced plans to spin off substantially all of its shares of Arras to the Silver Bull shareholders. On September 24, 2021, Silver Bull distributed approximately 34.5 million of the Company’s common shares to its shareholders by way of a special dividend, on the basis of one common share for each share of common stock in the capital of Silver Bull held by such shareholders.

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

The Beskauga Option Agreement provides that subject to its terms and conditions, in order to maintain the effectiveness of the Beskauga Option, the Company must have incurred $2,000,000 in cumulative exploration expenditures on the Beskauga Project by January 26, 2022 (the first anniversary of the Option Closing Date), $5,000,000 in cumulative exploration expenditures on the Beskauga Project by January 26, 2023 (the second anniversary of the Option Closing Date), $10,000,000 in cumulative exploration expenditures on the Beskauga Project by January 26, 2024 (the third anniversary of the Option Closing Date), and $15,000,000 in cumulative exploration expenditures on the Beskauga Project by January 26, 2025 (the fourth anniversary of the Option Closing Date) (collectively, the “Exploration Expenditures”).

As of October 31, 2022, approximately $7.0 million of the required Exploration Expenditures have been incurred under the Beskauga Option Agreement. The Company expects to finance additional Exploration Expenditures through proceeds from issuances of equity securities of the Company. See “Risk Factors—Risks Relating to the Company—We may have difficulty meeting our current and future capital requirements.”

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

Pursuant to the Stepnoe and Ekidos JV Agreement, Ekidos LLP was incorporated on behalf of Copperbelt for the purpose of applying for the Stepnoe and Ekidos Licenses with the funding previously provided by Silver Bull. Pursuant to the terms of the Stepnoe and Ekidos JV Agreement and in connection with the Asset Transfer, 100% of the equity interests in Ekidos LLP were acquired by the Company on February 3, 2022.

The Company (through Ekidos LLP) and Copperbelt have initial participating interests in the joint venture of 80% and 20%, respectively. Pursuant to the Stepnoe and Ekidos JV Agreement, once the Company spends a minimum of $3,000,000 on either the Stepnoe or Ekidos property, the Company has the option to acquire Copperbelt’s participating interest in such property for $1,500,000.

The Stepnoe and Ekidos JV Agreement shall terminate automatically upon there being one participant in the joint venture, or by written agreement between the parties.

Maikain JV Agreement

On May 20, 2021, Ekidos LLP entered into the Maikain Joint Venture Agreement (the “Maikain JV Agreement”) with Orogen LLP, a company incorporated under the laws of Kazakhstan, in connection with, among other things, mineral license applications for, and further exploration and evaluation of, certain properties in an area of interest, including the Akkuduk, Norgubek, Maisor, Elemes, Aktasty, Besshoky, Aimanday and South Bosshakol properties located in Kazakhstan. The following exploration licenses have been granted for an initial six-year period, with the possibility of a five-year extension.

Property	Exploration License	Grant Date
Akkuduk	1178-EL	February 2, 2021
Norgubek	1413-EL	August 20, 2021
Maisor	1471-EL	October 22, 2021
Elemes	1555-EL	January 14, 2022
Aktasty	1675-EL	March 18, 2022
Besshoky	1819-EL	August 15, 2022
Aimanday	1840-EL	September 23, 2022
South Bosshakol	1866-EL	October 22, 2022

The Company (through Ekidos LLP) and Orogen LLP have initial participating interests in the Maikain joint venture of 80% and 20%, respectively. Pursuant to the Maikain JV Agreement, once the Company spends a minimum of $3,000,000 on a property in the area of interest, the Company has the option to acquire Orogen LLP’s participating interest in such property for $1,500,000.

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

On November 21, 2021, the Company completed the second tranche of a private placement for 2,106,000 common shares at a price of CDN$1.00 per common share for gross proceeds of CDN$2,106,000 ($1,670,756). The Company incurred other offering costs associated with the second tranche of the private placement of $4,900 and issued in aggregate 21,630 common shares fair valued at CDN $21,630 ($17,208) as finder’s fees. All Arras common shares issued in the private placement were subject to a hold period under applicable Canadian securities laws, which expired on March 23, 2022, and are restricted securities under U.S. securities laws. The Company relied on the exemption from registration under Section 4(a)(2) of the Securities Act, or Rule 506 of Regulation D, or Regulation S, for purposes of the private placement.

On December 20, 2021, the Company completed the third and final tranche of a private placement for 1,520,000 common shares at a price of CDN$1.00 per common share for gross proceeds of CDN$1,520,000 ($1,186,388). The Company paid finder’s fees totaling CDN$50,000 ($39,026) to an agent with respect to certain purchasers who were introduced by the agent. The Company incurred other offering costs associated with the third and final tranche of the private placement of $5,644 and issued in aggregate 24,420 common shares fair valued at CDN$24,420 ($19,427) as finder’s fees. All Arras common shares issued in the private placement were subject to a hold period under applicable Canadian securities laws, which expired on April 21, 2022, and are restricted securities under U.S. securities laws. The Company relied on the exemption from registration under Section 4(a)(2) of the Securities Act, or Rule 506 of Regulation D, or Regulation S, for purposes of the private placement.

On May 30, 2022, the Company completed a private placement for 1,091,000 common shares at a price of CDN$1.50 per common share for gross proceeds of CDN$1,636,500 ($1,285,579). The Company paid finder’s fees totaling $14,016 to an agent with respect to certain purchasers who were introduced by the agent. The Company incurred other offering costs associated with the private placement of $8,111. All Arras common shares issued in the private placement were subject to a hold period under applicable Canadian securities laws, which expired on October 1, 2022, and are restricted securities under U.S. securities laws. The Company relied on the exemption from registration under Section 4(a)(2) of the Securities Act, or Rule 506 of Regulation D, or Regulation S, for purposes of the private placement.

See also “Item 6. Directors, Senior Management and Employees—Compensation” and “Item 6. Directors, Senior Management and Employees—Share Ownership—Compensation Plans—Arras Minerals Corp. Equity Incentive Plan” for other issuances of securities of Arras under its equity incentive plan.

Property, Plant and Equipment

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

The Beskauga mineral exploration license was issued under Kazakhstan’s previous mining code, which was based on a contract arrangement whereby a company agrees to meet certain milestones and expenditures with the government. Despite a new mining code being in place since June 2018, obligations under existing contracts and licenses are still enforced. Dostyk has a mineral exploration license providing for the right to explore for all minerals (except uranium) on the Beskauga property. In order to maintain the exploration license in good standing, Dostyk is required to spend the following:

●	Year ended February 8, 2022: $1,801,000
●	Year ended February 8, 2023: $2,726,000
●	Year ended February 8, 2024: $4,700,000

The spend requirements for the years ended February 8, 2022 and 2023 were satisfied.

Before the end of the three-year period ending February 8, 2024, the Beskauga exploration license will need to be converted to a mining license. A mining license has a provision to allow for another three-year exploration period before an economic study needs to be completed on the project. Pursuant to the Beskauga Option Agreement with Copperbelt and the Beskauga mineral exploration license held by Dostyk, Arras has the exclusive right and option to acquire Dostyk’s right to explore for all minerals (except uranium) on the Beskauga property until February 8, 2024.

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

Exploration Program - Beskauga

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

Final geophysical products for the airborne magnetic survey were received in July 2021 and confirmed a 300m x 300m “bulls-eye” magnetic high that had been previously identified with a ground magnetic survey completed in 2012. A lower magnetic response surrounds the bulls-eye magnetic high which is interpreted to be an alteration halo around an intrusion. The Beskauga deposit sits on the eastern margin of the interpreted intrusion and the alteration halo. Only 30% of this margin has been tested with the drill.

For the project to December 31, 2022, approximately 17,000 meters of diamond drilling has been completed.

For 2023, the exploration program at the Beskauga Property will involve a geological mapping and sampling program, as well as additional diamond drilling. The program's design is based on work completed by Arras in 2022, historical geological information collected by other companies, and various geophysical surveys, and it aims to upgrade the existing resource and test the wider area that has not yet been drilled.

The program will include a 15,000-meter exploration drill program to fully test the entire mineralizing system at Beskauga, collection of multi-element litho-geochemical data and hyperspectral data from a selection of historical pulps and drill core, and continued relogging of select drill core, among other things. The program will also include follow-up on regional targets with geophysics and prospect drilling within the Beskauga License area.

In addition, the program will involve addressing any other gaps to be filled to advance the project towards a Mineral Resource update and ultimately a preliminary feasibility study, as well as detailing power and water sources, requirements, and beginning all permitting processes.

Overall, the program in 2023 aims to provide a better understanding of the deposit architecture and support an improved three-dimensional (3D) geological model to guide additional metallurgical sampling, among other objectives. The activities described above are expected to be completed by December 31, 2023.

Exploration Program – Regional licenses

In addition to the Beskauga License, Arras holds 10 regional mineral exploration licenses which target the same belt of rocks that host the Beskauga deposit. All of these license areas are early Greenfields in nature. The work program for 2023 plans to build on exploration activities completed during 2022 and includes several objectives.

●	Compile historical Soviet work on these areas, which may provide valuable information about the geology, mineralization, and potential exploration targets. This work may include reviewing and analyzing historical reports, maps, and data from previous exploration programs.

●	Follow up on these areas with mapping and prospecting. Mapping involves identifying and documenting the rock types, structures, and other geological features present in the area, while prospecting involves systematically searching for mineralization and collecting samples for analysis to identify areas with potential for mineralization.

●	Target areas with appropriate soil horizons with soil grids. Soil grids involve collecting soil samples at regular intervals to identify anomalies in the distribution of metals or other elements associated with mineralization.

●	Follow up on prospective areas with targeted geophysics and prospect drilling. Geophysics involves using various techniques, such as ground magnetics, induced polarization, and electromagnetic surveys, to detect subsurface mineralization. Prospect drilling involves drilling holes in areas with potential mineralization to confirm the presence and extent of mineralization and to collect samples for analysis.

Overall, the work program for 2023 aims to advance exploration in these early Greenfields and identify areas with potential for mineralization, which may ultimately lead to the discovery of new deposits.

The work programs on Beskauga and the regional mineral exploration licenses will be carried out concurrently as a single phase of work, subject to the Company obtaining sufficient financing.

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

Employees

As of the date hereof, the Company has two employees. The Company also relies on consultants and contractors to carry on its business activities and, in particular, to supervise and carry out mineral exploration on the Beskauga Property.

Corporate Offices

The Company is domiciled in Canada and its registered office is located at Suite 2600, Three Bentall Centre, 595 Burrard Street, Vancouver, British Columbia V7X 1L3, Canada. Our principal executive offices are located at 777 Dunsmuir Street, Suite 1605, Vancouver, British Columbia V7Y 1K4, Canada, and the Company’s telephone number is (604) 687-5800.

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

Ecological Requirements

The Environmental Code of the Republic of Kazakhstan came into force on July 1, 2021. The Environmental Code provides for the following mechanisms for economic regulation of environmental protection:

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

On February 8, 2021, the MIID granted an extension of the exploration rights to Dostyk until February 8, 2024. Under this addendum, Arras via its agreement with Copperbelt will be required to spend the following over three years to keep the license in good standing:

●	Year ended February 8, 2022: $1,801,000
●	Year ended February 8, 2023: $2,726,000
●	Year ended February 8, 2024: $4,700,000

At the end of this three-year period in February 2024, the Beskauga exploration contract will need to be converted to a mining license.

Other Exploration Licenses

Ekidos LLP holds ten exploration licenses. All licenses were applied for under the SSU Code. Under the new code, the licenses are granted for “All Minerals” (except uranium) for an initial six-year period. The licenses can be extended once for an additional five years.

An annual exploration commitment for each license is calculated based on the number of 2.5 km2 “blocks” contained within the license. The exploration commitment for each block is calculated based on a “minimum wage index” (MRP) by the Kazakh State which is then multiplied by the index established by the SSU Code. The rates will vary slightly from year to year due to changing MRP indices, but the annual expenditure commitment for 2023 for the exploration licenses is calculated via a formula outlined in the SSU Code to be approximately $175,000 for each license. It is not expected that this annual exploration commitment cost will materially vary over the first three years.

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

The map below shows the location of the Company’s exploration properties, including in relation to the Beskauga Property and the Stepnoe and Ekidos properties:

KAZAKHSTAN
Maisor
Aktasty
Beskauga
Legend
Licence Outline
Aimandai
Stepnoe
Ekidos
South Bozshakol
Elemes
Norgubek
Besshoky
Akkuduk
N
70 km

The Company (through Ekidos LLP) and Orogen LLP have initial participating interests in the Maikain joint venture of 80% and 20%, respectively. Pursuant to the Maikain JV Agreement, once the Company spends a minimum of $3,000,000 on a property in the area of interest, the Company has the option to acquire Orogen LLP’s participating interest in such property for $1,500,000.

The Maikain JV Agreement shall terminate automatically upon the earlier of (i) there being one participant in the joint venture, (ii) by written agreement between the parties, or (iii) May 20, 2024.

The map above shows the location of the properties in relation to the Beskauga Project.

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

The Spin-off

Since the completion of the Spin-off on September 24, 2021, Arras has operated as a stand-alone company. Prior to completion of the Spin-off, on August 31, 2021, Arras entered into a Separation and Distribution Agreement with Silver Bull. The Separation and Distribution Agreement set forth the Company’s agreements with Silver Bull regarding in connection with the Distribution and providing a framework for the relationship between the parties after the Distribution.

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

These and other arrangements between Silver Bull and the Company are described in greater detail under “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions.”

ITEM 4A. UNRESOLVED STAFF COMMENTS.

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS.

Operating Results

For the year ended October 31, 2022, the Company had a net loss of $5,945,556 compared to a net loss of $2,111,582 for the period from inception (February 5, 2021) to October 31, 2021.

Liquidity and Capital Resources

As of October 31, 2022, the Company had cash and cash equivalents of $424,124, as compared to cash and cash equivalents of $3,806,291 as of October 31, 2021. The decrease in liquidity was primarily the result of the exploration activities in Kazakhstan and general and administrative expenses, which were partially offset by the proceeds of the private placements as follows:

(i)	On November 21, 2021, the Company completed the second tranche of a private placement for 2,106,000 common shares at a price of CDN$1.00 per common share for gross proceeds of CDN$2,106,000 ($1,670,756). The Company incurred other offering costs associated with the second tranche of the private placement of $4,900 and issued in aggregate 21,630 common shares fair valued at CDN $21,630 ($17,208) as finder’s fees.

(ii)	On December 20, 2021, the Company completed the third and final tranche of a private placement for 1,520,000 common shares at a price of CDN$1.00 per common share for gross proceeds of CDN$1,520,000 ($1,186,388). The Company paid finder’s fees totaling CDN$50,000 ($39,026) to an agent with respect to certain purchasers who were introduced by the agent. The Company incurred other offering costs associated with the third and final tranche of the private placement of $5,644 and issued in aggregate 24,420 common shares fair valued at CDN$24,420 ($19,427) as finder’s fees.
(iii)	On May 30, 2022, the Company completed a private placement for 1,091,000 common shares at a price of CDN$1.50 per common share for gross proceeds of CDN$1,636,500 ($1,285,579). The Company paid finder’s fees totaling $14,016 to an agent with respect to certain purchasers who were introduced by the agent. The Company incurred other offering costs associated with the private placement of $8,111.

In December 2022, the Arras Board approved an exploration budget for the Beskauga Property of $8.8 million for the calendar year of 2023, dependent upon the Company’s ability to raise the necessary financing. This exploration budget most significantly includes the undertaking of a 15,000-meter drilling program at Beskauga.

As of October 31, 2022, the Company has earned no revenues and has incurred accumulated net losses of approximately $8.1 million. The Company’s ability to continue as a going concern is dependent on raising additional capital to fund the Company’s exploration plans and ultimately to attain profitable operations. Management plans to pursue possible financing options, including but not limited to obtaining additional equity financing. However, there is no assurance that the Company will be successful in pursuing these plans.

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

The following table sets forth certain summary information in respect of the current directors of the Company.

Name and place of residence	Position(s)/title	Date first became a director	Principal occupation(s) for the past five years
Brian D. Edgar Vancouver, British Columbia	Chairman	February 5, 2021	Corporate Director
Timothy T. Barry Squamish, British Columbia	Director and Chief Executive Officer	February 5, 2021	President (February 5, 2021–October 1, 2021) and Chief Executive Officer (since February 5, 2021) of Arras; and Chief Executive Officer of Silver Bull (a mining company) (since 2011).
Darren E. Klinck, Vancouver, British Columbia	Director and President	October 1, 2021	President, Arras (since October 1, 2021); President, Silver Bull (a mining company) (since October 1, 2021); and President (August 2017–April 2021) and Chief Executive Officer (August 2017–January 2020) of Bluestone Resources Inc.
G. Wesley Carson Vancouver, British Columbia	Director	April 1, 2021	Vice President, Mining Operations at Wheaton Precious Metals Corp. (since 2017); and Vice President, Project Development at Sabina Gold & Silver Corp. (from 2012 to 2017).
Daniel J. Kunz Boise, Idaho	Director	April 1, 2021	President and Chief Executive Officer of Prime Mining Corp. (a mining company) (since June 2020); and Managing Member of Daniel Kunz & Associates, LLC (an advisory and engineering services company) (since 2014).
Vera Kobalia New Westminster, British Columbia	Director	March 2, 2022	Founder, Kobalia Consulting (a firm advising public and private sector leaders, including local and federal governments) (since 2013); and Co-founder, Olyn Inc. (an asset registry service) (since 2020).
Christian Milau Vancouver, British Columbia	Director	September 8, 2022	Chief Executive Officer of Blue Dot Carbon Corp. (since September 2022); and Chief Executive Officer of Equinox Gold Corp. (from August 2016 to August 2022).

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

Timothy T. Barry

Mr. Barry has served as President (February 5, 2021–October 1, 2021) and Chief Executive Officer (since February 5, 2021) of Arras and as President (2011–October 1, 2021), Chief Executive Officer and a director and (since March 2011) of Silver Bull. Since October 2021, he has served as a director of Torrent Gold Inc. From August 2010 to March 2011, he served as Silver Bull’s Vice President – Exploration. Between 2006 and August 2010, Mr. Barry spent five years working as Chief Geologist in West and Central Africa for Dome. During this time, he managed all aspects of Dome’s exploration programs and oversaw corporate compliance for Dome’s various subsidiaries. Mr. Barry also served on Dome’s board of directors. In 2005, he worked as a project geologist in Mongolia for Entree Gold, a company that has a significant stake in the Oyu Tolgoi mine in Mongolia. Between 1998 and 2005, Mr. Barry worked as an exploration geologist for Ross River Minerals Inc. on its El Pulpo copper/gold project in Sinaloa, Mexico, for Canabrava Diamonds Corporation on its exploration programs in the James Bay lowlands in Ontario, Canada, and for Homestake Mining Company on its Plutonic Gold Mine in Western Australia. He has also worked as a mapping geologist for the Geological Survey of Canada in the Coast Mountains, and as a research assistant at the University of British Columbia, where he examined the potential of CO2 sequestration in Canada using ultramafic rocks. Mr. Barry received a bachelor of science degree from the University of Otago in Dundein, New Zealand and is a Chartered Professional Geologist (CPAusIMM).

Darren E. Klinck

Mr. Klinck has served as President of each of Arras and Silver Bull since October 1, 2021. He most recently served as President (August 2017–April 2021) and Chief Executive Officer (August 2017–January 2020) of Bluestone Resources Inc. From April 2007 to June 2017, he served in numerous roles at OceanaGold Corporation, including Executive Vice President and Head of Corporate Development, Head of Business Development, and Vice President of Corporate and Investor Relations. Mr. Klinck has served as a director of ValOre Metals Corp. since June 1, 2021. In addition, he served as a director of Bluestone Resources Inc. from August 2017 to April 2021. Mr. Klinck has a Bachelor of Commerce degree from the Haskayne School of Business at The University of Calgary.

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

Daniel J. Kunz

Mr. Kunz has more than 35 years of experience in international mining, energy, engineering and construction, including in executive, business development, management, accounting, finance and operations roles. He has served as a member of the Silver Bull Board since April 2011. In June 2020, he was appointed President and Chief Executive Officer of Prime Mining Corp., a mine development company. Since 2014, he has been the managing member of Daniel Kunz & Associates, LLC, an advisory and engineering services company focused on the natural resources sector. From 2013 to 2018, he was the Chairman and Chief Executive Officer of Gold Torrent, Inc., a mine development company. In addition, Mr. Kunz is the founder, and from 2003 until he retired in April 2013 was the President and Chief Executive Officer and a director, of U.S. Geothermal, Inc., a renewable energy company that owns and operates geothermal power plants in Idaho, Oregon, and Nevada and was sold to Ormat Technologies, Inc. in 2018. Mr. Kunz was Senior Vice President and Chief Operating Officer of Ivanhoe Mines Ltd. from 1997 to October 2000, and served as its President and Chief Executive Officer and as a director from November 2000 to March 2003. He was part of the team that discovered Oyu Tolgoi, one of the world’s largest copper-gold deposits. From March 2003 to March 2004, Mr. Kunz served as President and Chief Executive Officer of China Gold International Resources Corp. Ltd. and served as a director from March 2003 to October 2009. Mr. Kunz was a founder of MK Resources LLC, formerly known as the NASDAQ-listed company MK Gold Corporation, and directed the company’s 1993 initial public offering as the President and Chief Executive Officer and a director. For 17 years, he held executive positions with NYSE-listed Morrison Knudsen Corporation (including Vice President and Controller). Mr. Kunz holds a Masters of Business Administration and a Bachelor of Science in Engineering Science. He is currently a director of Torrent Gold Inc., Prime Mining Corp., and Greenbriar Capital Corp.

Vera Kobalia

Ms. Kobalia is founder of Kobalia Consulting, a private consultancy advising public and private sector leaders around the world since 2013. Clients have included local and federal governments of Australia, Kazakhstan, Philippines, United Arab Emirates, Indonesia and United Kingdom. She is also co-founder of Olyn Inc., a blockchain based solution for asset registry. Ms. Kobalia previously was Deputy Chair of the Board of the Astana Expo 2017 National Company, which was responsible for the management and construction of associated facilities and infrastructure for the International Exposition held in Astana, Kazakhstan in 2017. Ms. Kobalia served as Advisor to the President of Georgia in 2012-2013 and was Minister of Economy and Sustainable Development for the Republic of Georgia in 2010-2012.

Ms. Kobalia is currently a visiting lecturer at the European Academy of Diplomacy (Warsaw, Poland); a member of the Economic Development Advisory Committee for the City of New Westminster (British Columbia, Canada); and a member of the Board of Directors for Sandstorm Gold (TSX: SSL). Ms. Kobalia was recognized as one of Business in Vancouver’s “Top 40 Under 40” award winners in 2019 and is a frequent speaker at various international forums including the World Economic Forum, where she was a Board Member on the Global Council for Development Finance in 2018-2019.

She is fluent in English, Russian and Georgian and frequently speaks on public policy issues, fighting corruption in public and private institutions, sustainable development as economic growth tool and women leadership at international conferences and forums, including the Council of Europe’s World Forum for Democracy, the World Economic Forum, the Warsaw Security Forum and the International Transport Forum.

Christian Milau

Mr. Milau has been the CEO of Blue Dot Carbon Corp since September 2022. He was the CEO of Equinox Gold (NYSE:EQX) from August 2016 to August 2022, leading the company through five mergers and acquisitions to grow the company from a single-asset developer to a multi-asset producer. Prior to joining Equinox Gold, Mr. Milau was the CEO of True Gold until it was acquired in April 2016. Prior to True Gold, he held senior executive positions at Endeavour Mining, New Gold, BNP Paribas in London and Deloitte. He has served as a director of Northern Dynasty Minerals Ltd. since 2016. Mr. Milau brings more than 25 years of experience to Arras with expertise in finance and capital markets as well as operational, government and stakeholder relations experience.

Public Company Directorships

The following directors currently serve on the board of directors of the public companies set out below:

Name	Public company directorship(s)
Brian D. Edgar	Denison Mines Corp. and Silver Bull
Timothy T. Barry	Silver Bull and Torrent Gold Inc.
Darren E. Klinck	ValOre Metals Corp.
G. Wesley Carson	Prosper Gold Corp.
Daniel J. Kunz	Greenbriar Capital Corp., Prime Mining Corp., Torrent Gold Inc. and Silver Bull
Vera Kobalia	Sandstorm Gold Ltd.
Christian Milau	Northern Dynasty Minerals Ltd.

Senior Management

The following table sets forth certain summary information in respect of our senior management as of the date of this Annual Report.

Name and place of residence	Position(s)/title	Principal occupation(s) for the past five years
Timothy T. Barry Squamish, British Columbia	Chief Executive Officer	President (February 5, 2021–October 1, 2021) and Chief Executive Officer (since February 5, 2021) of Arras; and Chief Executive Officer of Silver Bull (a mining company) (since 2011).
Darren E. Klinck Vancouver, British Columbia	President	President, Arras (since October 1, 2021); President, Silver Bull (a mining company) (since October 1, 2021); President (August 2017–April 2021) and Chief Executive Officer (August 2017–January 2020) of Bluestone Resources Inc.
Christopher Richards Vancouver, British Columbia	Chief Financial Officer	Chief Financial Officer of Silver Bull (a mining company) (since September 2020); Vice President of Finance for Great Panther Mining Limited (a mining company) (from June 2018 until February 2020); self-employed senior financial consultant (January 2017 until May 2018).

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

Compensation

Directors and Senior Management

Compensation Expenses for the Year Ended October 31, 2022

	Salary and related benefits ($)	Non-Equity Incentive Plan compensation ($)	Share-based compensation ($)(1)	Total ($)
Timothy Barry, CEO & Director	224,539	82,424	nil	306,963
Darren Klinck, President & Director	235,527	82,424	nil	317,951
Christopher Richards, CFO	139,482	49,454	nil	188,936
Brian Edgar, Chairman & Director	55,885	nil	nil	55,885
Wesley Carson, Director	21,496	nil	nil	21,496
Daniel Kunz, Director	23,167	nil	nil	23,167
Vera Kobalia, Director	13,005	nil	136,358	149,363
Christian Milau, Director	3,316	nil	44,476	47,792
John McClintock, Former Director	2,142	nil	nil	2,142
Total	$718,559	$214,302	$180,834	$1,113,695

(1)	In accordance with IFRS, the fair value of each stock option granted during the period was based on the grant date fair value of the vested portion of each award using the Black-Scholes option pricing model.

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

Director Compensation

Each of our independent directors is compensated CDN$25,000 per year, paid in quarterly installments, and is issued additional stock option grants for his services. In addition, the person serving as the Chair the Arras Board receives an additional annual cash fee of CDN$35,000, the Chair of the Audit Committee of the Arras Board receives an additional annual cash fee of CDN$5,000 (payable in quarterly installments), and the Compensation Committee Chair and Corporate Governance and Nominations Committee Chair receive an additional annual cash fee of CDN$2,500 each (payable in the same manner), in each case in consideration for its respective service as the Chair of the Arras Board or such committee.

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

On March 2 and September 22, 2022, each of the following independent directors, who are not officers of the Company, were issued in partial compensation for his services as a director options to purchase Arras common shares under the Arras Equity Plan in the amounts set forth below:

Name	Number of Arras common shares underlying option award
Vera Kobalia	300,000
Christian Milau	300,000

The options issued to Ms. Kobalia and Mr. Milau have a term of five years and an exercise price of CDN$1.00 and CDN$0.35 per share, respectively. One-third of each grant vests on each of the grant date and the first and second anniversaries of the grant date.

Board Practices

On February 5, 2021, Brian Edgar and Timothy Barry were confirmed as the first directors of the Company to hold office until the Company’s next annual general meeting of shareholders or until the directors cease to hold office. On March 31, 2021, G. Wesley Carson, Daniel Kunz and John McClintock were confirmed as additional directors of the Company to hold office until the Company’s next annual general meeting of shareholders or until the directors cease to hold office. On October 1, 2021, Darren Klinck was confirmed as an additional director of the Company to hold office until the Company’s next annual general meeting of shareholders or until the directors cease to hold office. On November 30, 2021, John McClintock retired from the Arras Board. On March 2, 2022, Vera Kobalia was confirmed as an additional director of the Company to hold office until the Company’s next annual general meeting of shareholders or until she ceases to hold office. On September 8, 2022, Christian Milau was confirmed as an additional director of the Company to hold office until the Company’s next annual general meeting of shareholders or until he ceases to hold office.

Audit Committee

The Company has a separately designated standing Audit Committee. The following persons currently serve on our Audit Committee: Christian Milau (Chair), Daniel Kunz and Vera Kobalia. The charter of the Audit Committee provides that it is responsible for, among other things, overseeing the Company’s consolidated financial statements and financial disclosures; overseeing the work of the Company’s external auditors; reviewing the Company’s system of internal controls; overseeing management’s identification and assessment of the principal risks to the operations of the Company and the establishment and management of appropriate systems to manage such risks; reviewing legal or compliance matters, including the effectiveness of the Company’s compliance policies; establishing procedures for the receipt, retention, and treatment of complaints or concerns received by the Company regarding accounting, internal accounting controls or auditing matters; reviewing the Company’s policies relating to the avoidance of conflicts of interest; and reviewing and approving all payments to be made pursuant to any related party transactions. The Audit Committee’s charter was adopted by the Board on December 7, 2021.

Compensation Committee

The Company’s Compensation Committee currently consists of G. Wesley Carson (Chair), Daniel Kunz and Brian Edgar. The charter of the Compensation Committee provides that it is responsible for, among other things, reviewing and making compensation related recommendations to the Arras Board and determinations regarding senior executives and directors; reviewing and making recommendations to the Arras Board regarding equity-based compensation plans of the Company and any grants under such plans; and considering the potential risks associated with the adoption of the Company’s compensation policies and practices. The Compensation Committee’s charter was adopted by the Board on December 7, 2021.

Corporate Governance and Nominations Committee

The Company’s Corporate Governance and Nominations Committee currently consists of G. Wesley Carson (Chair) and Daniel Kunz. The charter of the Corporate Governance and Nominations Committee provides that it is responsible for, among other things, ensuring that an appropriate system is in place to formally and regularly evaluate the effectiveness of the Arras Board, its committees, and individual directors; reviewing the governance policies of the Company to ensure compliance with applicable requirements and where necessary or desirable, on account of governance trends that are appropriate for the Company; monitoring conflicts of interest of members of the Arras Board and management in accordance with the Company’s code of business conduct and ethics; and reviewing any shareholder proposals submitted to the Company. The Corporate Governance and Nominations Committee’s charter was adopted by the Board on December 7, 2021.

Other Board Committees

The Board established a Health, Safety and Sustainability (“HSS”) Committee in September 2022. The Company’s HSS Committee currently consists of Daniel Kunz (Chair), Christian Milau and Brian Edgar. The Charter for the HSS Committee is posted on the Company’s website.

Employees

Please see “Item 4. Information on the Company—Employees” for information regarding employees of the Company.

Share Ownership

Share Ownership of Directors and Management

The following sets forth the beneficial ownership of Arras shares by each director and member of senior management of the Company based on 68,504,400 Arras common shares outstanding as of February 24, 2023.

Holder	Arras shares	Percentage Arras ownership
Brian D. Edgar (1)	2,201,204	2.86%
Timothy T. Barry (2)	1,361,149	1.77%
Christian Milau (3)	1,295,855	1.70%
Daniel J. Kunz (4)	872,096	1.14%
Darren E. Klinck (5)	955,833	*
Christopher Richards (6)	564,000	*
G. Wesley Carson (7)	340,000	*
Vera Kobalia (8)	200,000	*
Directors and senior management as a group (8 persons)	7,790,137	10.76%

*	The percentage of Arras common shares beneficially owned is less than one percent (1%).
(1)	Holdings of Mr. Edgar include (i) 1,045,102 Arras common shares held directly, (ii) 249,602 Arras common shares owned by Tortuga Investments Corp., a company wholly owned by Mr. Edgar, (iii) 800,000 stock options that are vested or will vest within 60 days and (iv) warrants to purchase 106,500 Arras common shares that are exercisable or will be exercisable within 60 days but exclude (A) 475,000 Arras common shares and warrants to purchase 212,500 Arras common shares, in each case that are owned by 0893306 B.C. Ltd., a company wholly owned by Mr. Edgar’s spouse, and of which Mr. Edgar disclaims beneficial ownership, and (B) 50,000 Arras common shares that are owned by Mr. Edgar’s spouse and of which Mr. Edgar disclaims beneficial ownership.

(2)	Holdings of Mr. Barry include (i) 361,119 Arras common shares held directly and (ii) 1,000,000 stock options that are vested or will vest within 60 days but exclude (A) 319,000 Arras common shares and warrants to purchase 159,500 Arras common shares, in each case that are owned by Mr. Barry’s spouse, and of which Mr. Barry disclaims beneficial ownership.
(3)	Holdings of Mr. Milau include (i) 1,195,855 Arras common shares held directly, and (ii) 100,000 stock options that are vested or will vest within 60 days, but exclude 200,000 stock options that will not vest within 60 days.
(4)	Holdings of Mr. Kunz include (i) 492,096 Arras common shares held directly, (ii) 300,000 stock options that are vested or will vest within 60 days and (iii) warrants to purchase 80,000 Arras common shares that are exercisable or will be exercisable within 60 days.
(5)	Holdings of Mr. Klinck include (i) 122,500 Arras common shares held directly, (ii) 300,000 Arras common shares that are owned by Mr. Klinck’s spouse and of which Mr. Klinck claims beneficial ownership and (iii) 533,333 stock options that are vested or will vest within 60 days but exclude 266,667 stock options that will not vest within 60 days.
(6)	Holdings of Mr. Richards include (i) 56,000 Arras common shares held directly, (ii) 500,000 stock options that are vested or will vest within 60 days and (iii) warrants to purchase 8,000 Arras common shares that are exercisable or will be exercisable within 60 days.
(7)	Holdings of Mr. Carson include (i) 40,000 Arras common shares held directly and (ii) 300,000 stock options that are vested or will vest within 60 days.
(8)	Holdings of Ms. Kobalia include 200,000 stock options that are vested or will vest within 60 days, but exclude 100,000 stock options that will not vest within 60 days.

Except as otherwise noted, each person or entity identified above has sole voting and investment or dispositive power with respect to the securities they hold.

Upon completion of the Spin-off on September 24, 2021, approximately 4% of our issued share capital was owned by Silver Bull. As of October 31, 2022, Silver Bull no longer held any Arras common shares.

As of October 31, 2022, approximately 17.7% of our outstanding shares were held of record by residents of the United States.

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

Compensation Plans

Arras Minerals Corp. Equity Incentive Plan

As of October 31, 2022, Arras had one formal equity compensation plan under which equity securities were authorized for issuance to the Company’s officers, directors, employees and consultants: the Arras Equity Plan. The maximum number of shares of Arras issuable pursuant to grants made under the Arras Equity Plan, together with all other security-based compensation arrangements of Arras, was 10,295,030 common shares. As of October 31, 2022, 5,460,000 options were issued under the Arras Equity Plan that were outstanding to acquire Arras common shares. As of October 31, 2022, there were 4,835,030 Arras common shares remaining available for future issuance under the Arras Equity Plan.

The Arras Equity Plan was adopted and approved by the Arras Board on April 15, 2021, amended and approved by the shareholders of Arras on July 5, 2021. The Arras Equity Plan was further amended and approved by the Arras Board on March 4, 2022, and by shareholders on September 8, 2022.

Under the Arras Equity Plan, Arras may grant incentive or nonqualified stock options, restricted share units (“RSUs”) or performance share units (“PSUs”), and restricted stock to employees (including officers), directors, and consultants of Arras or any subsidiary thereof.

For so long as Arras shares are listed on a stock exchange, the maximum number of shares of Arras that may be reserved for issuance to any one participant under the Arras Equity Plan, together with all other security-based compensation arrangements of Arras, is 5.0% of the total issued and outstanding shares of Arras from time to time. For so long as Arras shares are listed on a stock exchange, the maximum number of shares of Arras that may be issued to a director or officer of Arras or other “insider” within any one-year period, or that may be issuable to such persons at any time, under the Arras Equity Plan, or when combined with all other security-based compensation arrangements of Arras, is 10.0% of the total issued and outstanding shares of Arras from time to time. Except with respect to certain U.S. persons, there are no limitations on the maximum number of shares of Arras that may be reserved for issuance to participants under the Arras Equity Plan prior to the listing of the Arras shares on a stock exchange.

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

The following table sets forth the outstanding equity awards for each of the following officers of Arras at October 31, 2022.

Outstanding Equity Awards at October 31, 2022

	Number of securities underlying unexercised options (1)		Option exercise	Option expiration
Name	Exercisable	Unexercisable	price (2)	date
Timothy T. Barry	666,666	333,334	$0.37	4/15/2026
Darren E. Klinck	533,333	266,667	$0.37	8/04/2026
Christopher Richards	333,333	166,667	$0.37	4/15/2026

(1)	Options vest in three equal installments: one-third on the grant date, one-third on the first anniversary of the grant date and one-third on the second anniversary of the grant date.
(2)	Exercise price of CDN$0.50 was converted based on the foreign currency exchange rate as of October 31, 2022 (CDN$1.00 = US$0.7327).

The following table gives information about our common shares that may be issued upon the exercise of options, warrants and rights under our compensation plans as of October 31, 2022.

Equity Compensation Plan Information

Plan category	Number of securities to be issued upon exercise of outstanding options		Weighted average exercise price of outstanding options		Number of securities remaining available for future issuance
Equity compensation plans approved by security holders	5,460,000	(1)	$0.39	(1)	4,835,030
Equity compensation plans not approved by security holders	—		—		—
Total	5,460,000		$0.39		4,835,030

(1)	Weighted average exercise price of CDN$0.53 was converted based on the foreign currency exchange rate as of October 31, 2022 (CDN$1.00 = US$0.7327).
51

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

Major Shareholders

Teck Resources Limited (“Teck”), which owns 6.65 million shares of the Company (9.7%), is the only person or entity that we know that beneficially owns 5% or more of our shares based on 68,504,400 Arras common shares outstanding as of February 24, 2023. Teck acquired their shares via private placements completed by the Company in November and December 2022. The Company has granted Teck an equity participation right to maintain its pro-rata ownership in the Company providing Teck’s interest remains above 5% of the Company’s outstanding shares. Teck is a widely-held publicly listed company that has no ultimate beneficial owner, being an individual or entity who owns or controls more than 10% of the voting power of Teck or either class of its shares.

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

Please refer to pages F-1 through F-32 of this Annual Report.

Significant Changes

A discussion of significant changes in our business can be found under “Item 4. Information on the Company—History and Development of the Company” and “Item 5. Operating and Financial Review and Prospects—Operating Results.”

ITEM 9. THE OFFER AND LISTING.

Offer and Listing Details

Not applicable.

Plan of Distribution

Not applicable.

Markets

Since June 14, 2022, Arras common shares have been listed and trading on the TSX Venture Exchange (ticker: ARK.V).

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

Material Contracts

For information concerning our material contracts, please refer to the following sections in this Annual Report:

Section	Material Contract(s)
“Item 4. Information on the Company—History and Development of the Company”	● the APA ● the Beskauga Option Agreement ● the Stepnoe and Ekidos JV Agreement ● the April 2021 Subscription Agreements ● the October 2021 Subscription Agreements
“Item 6. Directors, Senior Management and Employees—Compensation—Directors and Senior Management—Employment Agreements with Senior Management”	● Barry Consulting Agreement ● Westcott Consulting Agreement ● Richards Employment Agreement
“Item 6. Directors, Senior Management and Employees—Share Ownership—Compensation Plans”	● the Arras Equity Plan ● the Arras Retention Plan
“Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions”	● the Separation and Distribution Agreement

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

If the Company is a PFIC, under Section 1291 of the Code any gain recognized on the sale or other taxable disposition of our common shares (including an indirect disposition of shares of a lower-tier PFIC), and any excess distribution paid on our common shares (or a distribution by a lower-tier PFIC to its shareholder that is deemed to be received by a U.S. Holder) must be rateably allocated to each day of a Non-Electing U.S. Holder’s holding period for our common shares, as applicable. The amount of any such gain or excess distribution allocated to the tax year of disposition or excess distribution and to years before the Company became a PFIC, if any, would be taxed as ordinary income. The amounts allocated to any other tax year would be subject to U.S. federal income tax at the highest tax rate applicable to ordinary income in each such year without regard to the U.S. Holder’s other tax attributes, and an interest charge would be imposed on the tax liability for each such year, calculated as if such tax liability had been due in each such year. A Non-Electing U.S. Holder that is not a corporation must treat any such interest paid as “personal interest,” which is not deductible.

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

As an FPI, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, are not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we intend to furnish or make available to our shareholders annual reports containing our consolidated financial statements prepared in accordance with IFRS.

Subsidiary Information

As of October 31, 2022, the Company had one wholly owned subsidiary, Ekidos LLP. Pursuant to the terms of the Stepnoe and Ekidos JV Agreement and in connection with the Asset Transfer, 100% of the equity interests in Ekidos LLP were transferred to the Company on February 3, 2022.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: interest rate risk, foreign currency exchange rate risk and other price risk. The Company is not currently exposed to any significant interest rate risk or other price risk. The Company is exposed to foreign currency exchange rate risk with respect to cash denominated in Canadian dollars. As at October 31, 2022, a 10% strengthening (weakening) of the Canadian dollar against the U.S. dollar would have increased (decreased) the Company’s comprehensive loss by approximately $7,000 for the year ended October 31, 2022.

For additional information about the effects of foreign currency translation and foreign currency exchange rate risk on the Company’s consolidated financial statements, see the statement of comprehensive loss and statement of cash flows on pages F-4 and F-6 of our consolidated financial statements and “Note 17. Financial Instruments” on page F-27 of our consolidated financial statements and related notes included elsewhere in this Annual Report.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

Debt Securities

Not applicable.

Warrants and Rights

Not applicable.

Other Securities

Not applicable.

American Depositary Shares

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES.

Disclosure Controls and Procedures

As of October 31, 2022, we have carried out an evaluation under the supervision of, and with the participation of our Chief Executive Officer and our Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). Based on the evaluation as of October 31, 2022, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) were effective.

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

Management’s Annual Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as that term is defined in Rule 13a-15(f) under the Exchange Act. Under the supervision and with the participation of the Company’s management, including its principal executive and principal financial officers, the Company assessed, as of October 31, 2022, the effectiveness of its internal control over financial reporting. This assessment was based on criteria established in the Internal Control–Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the Company’s assessment using those criteria, management concluded that its internal control over financial reporting as of October 31, 2022 was effective.

A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the internal control system are met. Because of the inherent limitations of any internal control system, no evaluation of controls can provide absolute assurance that all control issues, if any, within a company have been detected.

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

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting during the fiscal period ended October 31, 2022 that materially affected, or were reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED].
ITEM 16A. AUDIT COMMITTEE AND FINANCIAL EXPERT.

The Arras Board has determined that Christian Milau, Daniel J. Kunz, and Vera Kobalia each satisfy the “independence” requirements set forth in Rule 10A-3 under the Exchange Act The Arras Board has also determined that Christian Milau, Daniel J. Kunz, and Vera Kobalia shall each be considered an “audit committee financial expert” as defined in Item 16A of Form 20-F under the Exchange Act.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

Auditors

The Company’s independent registered auditors are Smythe LLP (PCAOB ID No, 995) (“Smythe”), Chartered Professional Accountants, with a business address at #1700 – 475 Howe Street, Vancouver, British Columbia, Canada V6C 2B3. Smythe LLP, Chartered Professional Accountants, are members of the Chartered Professional Accountants of British Columbia and are registered with both the Canadian Public Accountability Board and the U.S. Public Company Accounting Oversight Board. Smythe LLP, Chartered Professional Accountants, has advised that it is independent with respect to the Company in accordance with the Code of Professional Conduct of the Chartered Professional Accountants of British Columbia. Smythe LLP, Chartered Professional Accountants were first appointed as the Company’s auditors on June 1, 2021.

Audit Fees

During the year ended October 31, 2022, Smythe billed us audit fees and expenses in the amount of $23,668.

Audit-Related Fees

During the year ended October 31, 2022, Smythe billed us audit-related fees and expenses in the amount of $23,144.

Tax Fees

There were no tax fees and expenses billed by Smythe during the year ended October 31, 2022.

All Other Fees

There were no other fees and expenses billed by Smythe during the year ended October 31, 2022.

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

Not appliicable.

PART III

ITEM 17. FINANCIAL STATEMENTS.

Historical Financial Statements

Please refer to pages F-1 through F-23 of this Annual Report.

ITEM 18. FINANCIAL STATEMENTS.

Not applicable.

ITEM 19. EXHIBITS.

We have filed the following documents as exhibits to this Annual Report:

Exhibit		Incorporated by Reference			Filed/ Furnished
No.	Description	Form	Date Filed	Exhibit	Herewith
1.1	Notice of Articles of Arras Minerals Corp.	20FR12G	7/2/2021	1.1
1.2	Articles of Incorporation of Arras Minerals Corp.	20FR12G	7/2/2021	1.2
2.1	Specimen Share Certificate for Common Shares of Arras Minerals Corp.	20-F	2/17/2022	2.1
2.2	Description of Securities				X
4.1	Option Agreement, dated as of August 12, 2020, by and among Silver Bull Resources, Inc., Copperbelt AG, and Dostyk LLP	20FR12G	7/2/2021	4.1
4.2	Joint Venture Agreement, dated as of September 1, 2020, by and between Silver Bull Resources, Inc. and Copperbelt AG	20FR12G	7/2/2021	4.2
4.3	Asset Purchase Agreement, dated as of March 19, 2021, by and between Silver Bull Resources, Inc. and Arras Minerals Corp.	20FR12G	7/2/2021	4.8
4.4	Form of Arras Minerals Corp. Subscription Agreement, dated as of April 1, 2021	20FR12G	7/2/2021	4.9
4.5	Form of Arras Minerals Corp. Subscription Agreement, dated as of October 21, 2021	20-F	2/17/2022	4.18
4.6	Separation and Distribution Agreement, dated as of August 31, 2021, by and between Silver Bull Resources, Inc. and Arras Minerals Corp.	20-F	2/17/2022	4.19
4.7+	Consulting Agreement, dated as of February 9, 2022, by and between Arras Minerals Corp. and Timothy Barry	20-F	2/17/2022	4.20
4.8+	Consulting Agreement, dated as of February 9, 2022, by and between Arras Minerals Corp. and Westcott Management Ltd.	20-F	2/17/2022	4.21

4.9+	Amended and Restated Employment Agreement, dated as of February 17, 2022, by and between Silver Bull Resources, Inc., Arras Minerals Corp., and Christopher Richards	20-F	2/17/2022	4.22
4.10+	Arras Minerals Corp. Equity Incentive Plan, dated as of April 15, 2021	20FR12G	7/2/2021	4.11
4.10.1+	Form of Stock Option Grant Agreement under Arras Minerals Corp. Equity Incentive Plan	20FR12G	7/2/2021	4.11.1
4.11+	Arras Minerals Corp. Equity Incentive Plan, dated as of April 15, 2021, as amended and restated on July 5, 2021 and March 4, 2022				X
4.12+‡	Arras Minerals Corp. Management Retention Bonus Plan, dated as of April 15, 2021	20FR12G	7/2/2021	4.12
4.12.1+	Amendment to Management Retention Bonus Plan, dated as of February 9, 2022	20-F	2/17/2022	4.25.1
11.1	Code of Business Conduct and Ethics, effective December 7, 2021	20-F	2/17/2022	11.1
12.1	Certification of CEO pursuant to Exchange Act Rules 13a-14 and 15d-14, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002				X
12.2	Certification of CFO pursuant to Exchange Act Rules 13a-14 and 15d-14, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002				X
13.1	Certification of CEO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002				XX
13.2	Certification of CFO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002				XX
15.1	Consent of Smythe LLP				X
15.2	Consent of CSA Global Consultants Canada Ltd.				X
15.3	Technical Report Summary	20FR12G/A	8/9/2021	17.1
101.INS*	XBRL Instance Document				X
101.SCH*	XBRL Schema Document				X
101.CAL*	XBRL Calculation Linkbase Document				X
101.DEF*	XBRL Definition Linkbase Document				X
101.LAB*	XBRL Labels Linkbase Document				X
101.PRE*	XBRL Presentation Linkbase Document				X
104	Cover Page Interactive Data File—the cover page interactive data file does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document				X

X	Filed herewith.
XX	Furnished herewith.

+ Indicates a management contract or compensatory plan, contract or arrangement.

‡	Portions of this exhibit have been omitted in accordance with Form 20-F. The omitted information is not material and would likely cause competitive harm to the registrant if publicly disclosed. The registrant hereby agrees to furnish supplementally an unredacted copy of this exhibit to the Securities and Exchange Commission upon request.
*	The following financial information from the Annual Report on Form 20-F of Arras Minerals Corp. for the fiscal year ended October 31, 2022, formatted in XBRL (Extensible Business Reporting Language): Statement of Financial Position, Statement of Comprehensive Loss, Statement of Changes in Shareholders’ Equity, Statement of Cash Flows.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ARRAS MINERALS CORP.

By:	/s/ Timothy T. Barry
Name: Title:	Timothy T. Barry Chief Executive Officer

By:	/s/ Christopher Richards
Name: Title:	Christopher Richards Chief Financial Officer

Date: February 24, 2023

Consolidated Financial Statements

For the year ended October 31, 2022 and for the period from

February 5, 2021 (inception) to October 31, 2021

(Expressed in United States dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE SHAREHOLDERS AND DIRECTORS OF ARRAS MINERALS CORP.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Arras Minerals Corp. (the “Company”) as of October 31, 2022 and 2021, and the related consolidated statements of comprehensive loss, changes in shareholders’ equity, and cash flows for the year ended October 31, 2022 and the period from inception on February 5, 2021 to October 31, 2021, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of October 31, 2022 and 2021, and the results of its operations and its cash flows for the year ended October 31, 2022 and the period from inception on February 5, 2021 to October 31, 2021, in conformity with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board.

Material Uncertainty Related to Going Concern

Without modifying our opinion, we draw attention to Note 1 of the consolidated financial statements, which indicates that the Company incurred a net loss during the year ended October 31, 2022 and has not yet commenced revenue producing operations. As stated in Note 1 to the consolidated financial statements, these conditions, along with other matters as set forth in Note 1, indicate that a material uncertainty exists that casts substantial doubt on the Company’s ability to continue as a going concern.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matter communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

We have determined that there are no critical audit matters to communicate in our auditors’ report.

/s/ Smythe LLP

Smythe LLP, Chartered Professional Accountants

We have served as the Company's auditor since 2021.

Vancouver, Canada

February 24, 2023

ARRAS MINERALS CORP.

Consolidated Statements of Financial Position

As at October 31, 2022 and 2021

(Expressed in United States Dollars)

	Notes	October 31, 2022	October 31, 2021
Assets
Current
Cash and cash equivalents	16	424,124	3,806,291
Other receivables		18,848	15,929
Prepaid expenses and deposits	7	154,571	32,030
Due from related party	14	—	2,808
Loans to Ekidos Minerals LLP	4,5,8	—	3,178,500
		597,543	7,035,558
Non-Current
Office and equipment	4,5,9	158,300	105,166
Mineral properties	4,5,6,10	5,035,259	651,603
Right-of use assets	11	266,268	—
Prepaid expenses and deposits	7	593,481	—
Total Assets		6,650,851	7,792,327

Liabilities
Current
Accounts payable and accrued liabilities	14	484,787	541,624
Lease liability	11	70,654	—
Due to related party	14	23,196	—
		578,637	541,624
Non-Current
Lease liability		202,887	—
Total Liabilities	11	781,524	541,624

Shareholders’ Equity
Share capital	12	12,510,260	8,439,234
Reserves	12	1,416,205	923,051
Deficit		(8,057,138)	(2,111,582)
Total Shareholders’ Equity		5,869,327	7,250,703
Total Liabilities and Shareholders’ Equity		6,650,851	7,792,327

 On behalf of the Board

/s/ Brian Edgar	/s/ Christian Milau
Director	Director

The accompanying notes are an integral part of these in consolidated financial statements.

ARRAS MINERALS CORP.

Consolidated Statements of Comprehensive Loss

For the year ended October 31, 2022 and the period from February 5, 2021 (inception) to October 31, 2021

(Expressed in United States Dollars)

	Note	2022	2021
		$	$
Exploration	9,12	3,603,980	623,487
Personnel	12,14	1,167,335	674,718
Directors’ fees	12,14	308,196	308,009
Professional services	14	260,200	492,908
Marketing and shareholders’ communication		176,610	19,075
Office and administrative	11,14	125,266	40,559
Depreciation	9,11	54,872	—
Loss from operations		(5,696,459)	(2,158,756)

Foreign exchange (loss) gain		(249,575)	47,163
Other income		279	—
Interest income		199	11
Other (loss) gain		(249,097)	47,174
Net and Comprehensive Loss for the Period		(5,945,556)	(2,111,582)
Basic and Diluted Loss per Common Share		(0.12)	(0.06)
Weighted Average Number of Common Shares Outstanding		51,578,170	34,452,651

The accompanying notes are an integral part of these consolidated financial statements.

ARRAS MINERALS CORP.

Consolidated Statements of Changes in Shareholders’ Equity

For the year ended October 31, 2022 and the period from February 5, 2021 (inception) to October 31, 2021

(Expressed in United States Dollars)

	Share Capital		Reserves
	Common					Shareholders’
	Shares	Amount	Options	Warrants	Deficit	Equity
		$	$	$	$	$
Balance, October 31, 2021	47,803,100	8,439,234	638,551	284,500	(2,111,582)	7,250,703
Private placement, net of share issue costs	4,717,000	4,034,391	—	—	—	4,034,391
Shares issued to agents	46,050	36,635	—	—	—	36,635
Share-based payment	—	—	493,154	—	—	493,154
Net loss for the period	—	—	—	—	(5,945,556)	(5,945,556)
Balance, October 31, 2022	52,566,150	12,510,260	1,131,705	284,500	(8,057,138)	5,869,327

	Share Capital		Reserves
	Common					Shareholders’
	Shares	Amount	Options	Warrants	Deficit	Equity
		$	$	$	$	$
Shares issued upon inception (February 5, 2021)	100	1	—	—	—	1
Shares issued pursuant to asset purchase agreement	36,000,000	1,367,668	—	—	—	1,367,668
Private placement, net of share issue costs	11,403,000	7,032,152	—	—	—	7,032,152
Shares issued to finder	400,000	323,913	—	—	—	323,913
Warrants issued pursuant to the Separation and Distribution Agreement	—	(284,500)	—	284,500	—	284.500
Share-based payment	—	—	638,551	—	—	638,551
Net loss for the period	—	—	—	—	(2,111,582)	(2,111,582)
Balance, October 31, 2021	47,803,100	8,439,234	638,551	284,500	(2,111,582)	7,250,703

The accompanying notes are an integral part of these consolidated financial statements.

ARRAS MINERALS CORP.

Consolidated Statement of Cash Flows

For the year ended October 31, 2022 and the period from February 5, 2021 (inception) to October 31, 2021

(Expressed in United States Dollars)

	Notes	2022	2021
		$	$
Operating Activities
Net loss for the period		(5,945,556)	(2,111,582)
Items not affecting cash
Depreciation	9,11	88,402	21,667
Unrealized foreign exchange loss (gain)		55,293	(46,574)
Share-based payment		493,154	638,551
Interest expense		17,270	—
		(5,291,437)	(1,497,938)
Changes in non-cash working capital, net of acquisition
Other receivables		346,176	(15,929)
Prepaid expenses and deposits	7	(143,765)	(32,030)
Due from related party	14	2,808	(2,808)
Other non-current assets	7	(33,481)	—
Due to related party	14	23,196	—
Accounts payable and accrued liabilities		(92,480)	487,900
		102,454	437,133
Cash Used in Operating Activities		(5,188,983)	(1,060,805)
Financing Activities
Issuance of common shares, net of share issue costs		4,071,026	7,085,877
Payment of share issuance costs		(53,725)	—
Repayment of lease liability	11	(63,250)	—
Cash Provided by Financing Activities		3,954,051	7,085,877
Investing Activities
Net cash received on acquisition of Ekidos Minerals LLP	4	33,050	—
Purchase of office and equipment	9	(43,785)	(71,854)
Loans to Ekidos Minerals LLP	8	(2,136,500)	(2,193,500)
Cash Used in Investing Activities		(2,147,235)	(2,265,355)

Effect of Foreign Currency Translation on Cash		—	46,574
Net Change in Cash and Cash Equivalents		(3,382,167)	3,806,291
Cash and Cash Equivalents, Beginning of Period		3,806,291	—
Cash and Cash Equivalents, End of Period		424,124	3,806,291

The accompanying notes are an integral part of these consolidated financial statements.

Arras Minerals Corp.

Notes to the Consolidated Financial Statements

For year ended October 31, 2022 and the period from February 5, 2021 (inception) to October 31, 2021

(Expressed in United States dollars)

1.	NATURE OF OPERATIONS AND GOING CONCERN

Arras Minerals Corp. (the “Company”) was incorporated on February 5, 2021 under the Business Corporations Act (British Columbia) as part of an asset purchase agreement to reorganize Silver Bull Resources, Inc. (“Silver Bull”) as described in Note 5. The Company’s head office is located at 1605-777 Dunsmuir Street, Vancouver, British Columbia, Canada, V7Y 1K4.

The Company is engaged in the acquisition, exploration, and development of mineral property interests. On February 3, 2022, the Company purchased 100% of the issued and outstanding shares of Ekidos Minerals LLP (“Ekidos”) and Ekidos became a wholly-owned subsidiary of the Company. Total consideration was $1,000 and $5,315,000 loan receivable as described in Notes 4 and 8. Ekidos is in the business of the exploration and evaluation of mineral properties.

The Company’s assets consist primarily of the option to acquire a 100% interest in the Beskauga property (“Beskauga”) in Kazakhstan, and conducts its operations through Ekidos, who holds exploration licenses for properties located in northeastern Kazakhstan.

The Company has not yet determined whether the properties contain mineral reserves where extraction is both technically feasible and commercially viable. The business of mining and the exploration for minerals involves a high degree of risk and there can be no assurance that such activities will result in profitable mining operations.

These consolidated financial statements are prepared on a going concern basis, which contemplate that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business. The Company has incurred operating losses since inception and has no current sources of revenue or cash inflows from operations. The Company relies on share issuances in order to fund its exploration and other business objectives. During the year ended October 31, 2022, the Company has raised $5.3 million Canadian dollars (“$CDN”) ($4.1 million United States dollars (“$USD”)) through the issuance of common shares. The Company had cash and cash equivalents of $0.4 million and $3.8 million as of October 31, 2022 and 2021, respectively, During November and December 2022, the Company raised $CDN 7.1 million ($5.3 million) through the issuance of common shares.

The Company’s ability to continue as a going concern and fulfill its commitments under the Beskauga option agreement and exploration licenses is dependent upon successful execution of its business plan, raising additional capital, or evaluating strategic alternatives. The Company expects to continue to raise the necessary funds primarily through the issuance of common shares. There can be no guarantees that future equity financing will be available, in which case the Company may need to reduce its exploration activities. There can be no assurance that management’s plan will be successful. If the going concern assumption was not appropriate for these consolidated financial statements, then adjustments would be necessary to the carrying values of assets and liabilities, the reported expenses and the balance sheet classifications used. Such adjustments could be material.

On March 11, 2020, the novel coronavirus outbreak (“COVID-19”) was declared a pandemic by the World Health Organization. Other than travel restrictions to the Company’s exploration projects, the Company has not been significantly impacted by COVID-19. The situation is dynamic and the ultimate duration and magnitude of the impact on the economy and the Company’s business are not known at this time. These impacts could include an impact on the Company’s ability to obtain equity financing to fund additional exploration activities as well as the Company’s ability to explore and conduct business.

2.	BASIS OF PRESENTATION

a)	Statement of compliance

These consolidated financial statements were prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”) appliable to the preparation of financial statements.

Arras Minerals Corp.

Notes to the Consolidated Financial Statements

For year ended October 31, 2022 and the period from February 5, 2021 (inception) to October 31, 2021

(Expressed in United States dollars)

These consolidated financial statements are presented in $USD, which is the Company’s and its subsidiary’s functional currency.

b)	Basis of measurement

These consolidated financial statements have been prepared on a historical cost basis, except for certain financial instruments which are measured at fair value. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information. Certain prior period amounts have been reclassified to conform to the presentation in the current period. Such reclassifications were not considered significant.

c)	Approval of the consolidated financial statements

These consolidated financial statements were authorized for issue by the Board of Directors on February 24, 2023.

3.	SIGNIFICANT ACCOUNTING POLICIES

The accounting policies set out below have been applied in these consolidated financial statements.

a)	Foreign currency translation

Consolidated statement of financial position: monetary assets and liabilities are translated into USD using period end exchange rates. Non-monetary assets and liabilities are translated into USD using historical exchange rates.

Consolidated statement of comprehensive loss: income, expenses, and other comprehensive income are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions).

Consolidated statement of changes in shareholders’ equity: all resulting exchange differences are recognized as a separate component of equity and in other comprehensive loss.

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

Arras Minerals Corp.

Notes to the Consolidated Financial Statements

For year ended October 31, 2022 and the period from February 5, 2021 (inception) to October 31, 2021

(Expressed in United States dollars)

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

A financial asset measured at fair value through profit or loss is recognized initially at fair value with any associated transaction costs being recognized in profit or loss when incurred. Subsequently, the financial asset is re-measured at fair value, and a gain or loss is recognized in profit or loss in the reporting period in which it arises. The Company classifies its cash and cash equivalents as fair value through profit or loss.

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

i. Financial liabilities measured at amortized cost

A financial liability at amortized cost is initially measured at fair value less transaction cost directly attributable to the issuance of the financial liability. Subsequently, the financial liability is measured at amortized cost based on the effective interest rate method. The Company classifies its accounts payable and accrued liabilities, lease liability and due to related party as amortized cost.

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

Derecognition of financial liabilities

The Company derecognizes a financial liability when the financial liability is discharged, cancelled or expired. Generally, the difference between the carrying amount of the financial liability derecognized and the consideration paid and payable, including any non-cash assets transferred or liabilities assumed, is recognized in profit or loss.

Offsetting financial assets and liabilities

Financial assets and liabilities are offset and the net amount is presented in the consolidated statement of financial position only when the Company has a legally enforceable right to set off the recognized amounts and intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

Arras Minerals Corp.

Notes to the Consolidated Financial Statements

For year ended October 31, 2022 and the period from February 5, 2021 (inception) to October 31, 2021

(Expressed in United States dollars)

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

Company’s financial instruments classified as Level 1 in the fair value hierarchy are cash and cash equivalents, other receivable, prepaid expenses and deposits, loans to Ekidos, accounts payable and accrued liabilities, and due from / due to related party. The lease liability is classified as Level 3 financial instruments. The carrying values approximate the fair values due to the short-term maturity of these instruments. There were no transfers between fair value levels during the year ended October 31, 2022.

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

Arras Minerals Corp.

Notes to the Consolidated Financial Statements

For year ended October 31, 2022 and the period from February 5, 2021 (inception) to October 31, 2021

(Expressed in United States dollars)

No depreciation is recorded until the asset is substantially complete and ready for use. Capital assets are depreciated over their estimated useful lives as follows:

Mining equipment	Straight-line over five years
Computer equipment and software	Straight-line over one year
Vehicles	Straight-line over five to ten years
Office equipment	Straight-line over three years

f)	Impairment of non-financial assets

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

Arras Minerals Corp.

Notes to the Consolidated Financial Statements

For year ended October 31, 2022 and the period from February 5, 2021 (inception) to October 31, 2021

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

The carrying amount of deferred tax assets is reviewed at each financial position reporting date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

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

The Company’s stock option plan (Note 12) allows the Company’s employees, directors, officers and service providers to acquire shares of the Company. The fair value of options granted is recognized as share-based payment expense with a corresponding increase in reserves. An individual is classified as an employee when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee. Where stock options are subject to vesting, each vesting tranche is considered a separate award with its own vesting period and grant date fair value. The fair value of each tranche is measured at the grant date using the Black-Scholes option pricing model, taking into account the terms and conditions upon which the options were granted. Share-based payment expense is recognized over the tranche’s vesting period by a charge to profit or loss. At each financial position reporting date, the amount recognized as an expense is adjusted to reflect the actual number of stock options that are expected to vest. In situations where equity instruments are issued to service providers and some or all of the goods or services received by the entity as consideration cannot be specifically identified, they are measured at the fair value of the share-based payment. Otherwise, share-based payments are measured at the fair value of goods or services received.

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

Arras Minerals Corp.

Notes to the Consolidated Financial Statements

For year ended October 31, 2022 and the period from February 5, 2021 (inception) to October 31, 2021

(Expressed in United States dollars)

m)	Non-monetary transactions

Shares issued for consideration other than cash are valued at the fair value of assets received or services rendered. If the fair value of assets received or services rendered cannot be reliably measured, shares issued for consideration will be valued at the quoted market price at the date of issuance.

n)	Economic recoverability of future economic benefits of exploration and evaluation assets

The Company capitalizes the acquisition costs of mineral properties. Exploration and evaluation expenditures are expensed as incurred.

When a project is deemed to no longer have commercially viable prospects for the Company, mineral property assets in respect of that project are deemed to be impaired. As a result, those mineral property assets, in excess of estimated recoveries, are written off to net income (loss). The Company assesses mineral properties for indicators of impairment at each reporting date. Management uses several criteria in its assessments of indicators of impairment and probability of future economic benefit including geological data, scoping studies, accessible facilities, and existing and future permits.

o)	Principle of consolidation

Subsidiaries are entities controlled by the Company and are included in the consolidated financial statements from the date that control commences until the date that control ceases. The accounting policies of subsidiaries are changed where necessary to align with the policies adopted by the Company. All intercompany balances are eliminated on consolidation.

The consolidated financial statements include accounts of the Company and its wholly owned subsidiary, Ekidos, from the date of acquisition on February 3, 2022.

p)	Leases

As per IFRS 16 Leases (“IFRS 16”), at inception, the Company assesses whether a contract contains an embedded lease. A contract contains a lease when the contract conveys a right to control the use of an identified asset for a period of time in exchange for consideration.

The Company, as lessee, is required to recognize a right-of-use asset (“ROU asset”), representing its right to use the underlying asset, and a lease liability, representing its obligation to make lease payments.

The Company may elect to not apply IFRS 16 to leases with a term of less than 12 months, or to low value assets, which is made on an asset by asset basis.

The Company recognizes a ROU asset and a lease liability at the commencement of the lease. The ROU asset is initially measured based on the present value of lease payments, plus initial direct cost, less any incentives received. It is subsequently measured at cost less accumulated amortization, impairment losses and adjusted for certain remeasurements of the lease liability. The ROU asset is amortized from the commencement date over the shorter of the lease term or the useful life of the underlying as set. The ROU asset is subject to testing for impairment if there is an indicator of impairment.

The lease liability is initially measured at the present value of the lease payments that are paid at the commencement date, discounted by the interest rate implicit in the lease, or if that rate cannot be readily determined, the incremental borrowing rate. The incremental borrowing rate is the rate which the operation would have to pay to borrow over a similar term and with similar security, the funds necessary to obtain an asset of similar value to the ROU asset in a similar economic environment.

Arras Minerals Corp.

Notes to the Consolidated Financial Statements

For year ended October 31, 2022 and the period from February 5, 2021 (inception) to October 31, 2021

(Expressed in United States dollars)

Lease payments included in the measurement of the lease liability are comprised of:

•            fixed payments, including in-substance fixed payments;

•            variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;

•            amounts expected to be payable under a residual value guarantee;

•            the exercise price under a purchase option that the Company is reasonably certain to exercise;

•            lease payments in an optional renewal period if the Company is reasonably certain to exercise an extension option; and

•            penalties for early termination of a lease unless the Company is reasonably certain not to terminate early.

The lease liability is subsequently increased by the interest cost on the lease liability and decreased by lease payments made. It is remeasured when there is a change in future lease payments arising from a change in an index or a rate, a change in the estimate of the amount expected to be payable under a residual value guarantee, or as appropriate, changes in the assessment of whether a purchase or extension option is reasonably certain to be exercised or a termination option is reasonably certain not to be exercised.

Variable lease payments that do not depend on an index or a rate not included in the initial measurement of the ROU asset and lease liability are recognized as an expense in profit or loss in the period in which they are incurred.

The ROU assets are presented within “Right-of-use assets” and the lease liabilities are presented in “Lease liability” on the consolidated statement of financial position.

q)	Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, bank deposits and highly liquid investments with an original maturity of three months or less.

r)	New standards not yet adopted

There are no new standards or interpretations, not yet adopted, that are expected to have a significant impact on the Company’s consolidated financial statements.

s)	Critical accounting estimates, judgments and assumptions

The preparation of the Company’s consolidated financial statements in conformity with IFRS requires management to make judgments, estimates, and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The Company’s management reviews these estimates and underlying assumptions on an ongoing basis, based on experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to estimates are adjusted for prospectively in the period in which the estimates are revised.

i)	Determination of functional currency

The determination of the Company’s and its subsidiary’s functional currency is a matter of judgment based on an assessment of the specific facts and circumstances relevant to determining the primary economic environment of the Company. The Company reconsiders the functional currencies used when there is a change in events and conditions considered in determining the primary economic environment of the Company.

Arras Minerals Corp.

Notes to the Consolidated Financial Statements

For year ended October 31, 2022 and the period from February 5, 2021 (inception) to October 31, 2021

(Expressed in United States dollars)

ii)	Going concern

The assessment of whether the going concern assumption is appropriate requires management to take into account all available information about the future, which is at least, but not limited to, 12 months from the end of the reporting period. The Company is aware that material uncertainties exist related to events or conditions that cast substantial doubt upon the Company’s ability to continue as a going concern.

iii)	Asset acquisition versus business combination

Management had to apply judgment with respect to whether the acquisition through the asset purchase agreement (as discussed in Notes 4 and 5) was an asset acquisition or business combination. The assessment required management to assess the inputs, processes and outputs of the company acquired at the time of the acquisition. Pursuant to the assessment, the asset purchase agreement with Silver Bull and acquisition of Ekidos were considered to be asset acquisitions.

iv)	Valuation of mineral properties

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

v)	Fair value of net assets acquired

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

vi)	Indicators of impairment

Judgement is required in assessing whether certain factors would be considered an indicator of impairment. The Company considers both external and internal sources of information in assessing whether there are any indications that the Company’s assets are impaired, or reversal of impairment is needed. Factors considered include current and forecast economic conditions, internal projections and the Company’s market capitalization relative to its net asset carrying amount.

vii)	Share-based payments

The computation amount of share-based compensation is not based on historical cost but is derived based on subjective assumptions input into appropriate option pricing model to determine fair value at granting and the reporting dates. The model requires management to make forecasts as to future events, including estimates of: expected price volatility, the average future hold period of options and units, and the appropriate risk-free rate of interest. Changes in these input assumptions can significantly affect the fair value estimate.

viii)	Right-of-use assets and lease liabilities

The right of use assets and lease liabilities are measured by discounting the future lease payments at incremental borrowing rate. The incremental borrowing rate is an estimated rate the Company would have to obtain an asset of a similar value to the right-of-use assets in a similar economic environment.

Arras Minerals Corp.

Notes to the Consolidated Financial Statements

For year ended October 31, 2022 and the period from February 5, 2021 (inception) to October 31, 2021

(Expressed in United States dollars)

4.	ACQUISITION OF EKIDOS MINERALS LLP

On February 3, 2022, the Company purchased 100% of the issued and outstanding shares of Ekidos. Total consideration was $1,000 cash and $5,315,000 loan receivable (Note 8). Ekidos is in the business of the exploration and evaluation of mineral properties in Kazakhstan.

The acquisition has been accounted for by the Company as a purchase of assets and assumption of liabilities. The acquisition did not qualify as a business combination under IFRS 3 - Business Combinations, as the significant inputs, processes and outputs, that together constitute a business, did not exist in Ekidos at the time of acquisition.

The following table summarizes the preliminary purchase price allocation:

Purchase price:
Cash	$1,000
Total consideration	1,000
Net assets acquired:
Cash	34,050
Other receivables	371,294
Prepaid expenses and deposits	580,614
Vehicles, Office and equipment	42,184
Mineral properties	4,383,656
Accounts payable and accrued liabilities	(95,798)
Loans payable to Arras	(5,315,000)

Total net assets acquired	$1,000

5.	ASSET PURCHASE AND SEPARATION AND DISTRIBUTION AGREEMENTS

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

The fair value of the assets at the date of transfer was as follows:

Mineral properties	$327,690
Mining equipment	45,647
Computer equipment and software	9,331
Loans to Ekidos (the “Silver Bull Loans”)	985,000

Net assets acquired	$1,367,668

On September 24, 2021, pursuant to a Separation and Distribution Agreement, Silver Bull distributed to its shareholders one common share of the Company for each Silver Bull common share held by such shareholders, or 34,547,838 common shares of the Company in total (the “Distribution”). Upon completion of the Distribution, Silver Bull retained 1,452,162 common shares of the Company, representing a 4% interest in the Company on the Distribution date. As of October 31, 2022, Silver Bull no longer owns any common shares of the Company.

Arras Minerals Corp.

Notes to the Consolidated Financial Statements

For year ended October 31, 2022 and the period from February 5, 2021 (inception) to October 31, 2021

(Expressed in United States dollars)

Further, Silver Bull warrant holders will receive, upon exercise of any Silver Bull warrant (the “Silver Bull Warrants”), for the original exercise price, one Silver Bull common share and one common share of the Company. The Company will receive $0.25 of the proceeds from the exercise of each of these Silver Bull Warrants. A total of 1,971,289 Silver Bull Warrants were outstanding at the time of the Distribution which, if all exercised, would require the Company to issue 1,971,289 common shares for proceeds of $492,822 (Note 12).

At the date of the Distribution, the assets transferred did not meet the definition of a business, as there were no substantive processes in place, and the transaction has been accounted for as an acquisition of assets, rather than a business combination. The transaction is accounted for in accordance with IFRS 2 – Share-based Payments.

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

On March 19, 2021, pursuant to an asset purchase agreement, Silver Bull transferred all its rights, title and interest in and to the Beskauga Option Agreement to the Company. The consideration payable by the Company to Silver Bull for the purchased assets was $1,367,668, paid through the issuance of 36,000,000 common shares of common shares in the capital of the Company (Note 5).

Under the terms of the Beskauga Option Agreement, the exploration expenditure requirements and incurred are summarized as follows:

Period	Annual Expenditure Required	Cumulative Expenditure Required	Annual Expenditure Incurred	Cumulative Expenditure Incurred
By January 26, 2022 (1 year from Closing Date)	$2 million	$2 million (met)	$3.59 million	$3.59 million
By January 26, 2023 (2 years from Closing Date)	$3 million	$5 million (met)	$3.39 million	$6.98 million
By January 26, 2024 (3 years from Closing Date)	$5 million	$10 million	n/a	$6.98 million
By January 26, 2025 (4 years from Closing Date)	$5 million	$15 million	n/a	$6.98 million

As of October 31, 2022, approximately $6.98 million of the required expenditures have been incurred under the Beskauga Option Agreement, via investment agreements with Dostyk LLP, the holder of the Beskauga exploration license. This amount is non-interest bearing and the Company doesn’t expect the investment to be repaid.

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

Arras Minerals Corp.

Notes to the Consolidated Financial Statements

For year ended October 31, 2022 and the period from February 5, 2021 (inception) to October 31, 2021

(Expressed in United States dollars)

In addition, the Beskauga Option Agreement provides that subject to the terms and conditions set forth in the Beskauga Option Agreement, the Company or its affiliate may be obligated to make the following bonus payments (collectively, the “Bonus Payments”) to Copperbelt if the Beskauga Main Project or the Beskauga South Project is the subject of a bankable feasibility study in compliance with Canadian National Instrument 43-101 indicating gold equivalent resources in the amounts set forth below, with (i) (A) 20% of the Bonus Payments payable after completion of the bankable feasibility study or after the mineral resource statement is finally determined and (B) the remaining 80% of the Bonus Payments due within 15 business days of commencement of on-site construction of a mine for the Beskauga Main Project or the Beskauga South Project, as applicable, and (ii) at the election of the Company, up to 50% of the Bonus Payments payable in shares of the Company’s common shares to be valued at the 20-day volume-weighted average trading price of the shares on the TSX Venture Exchange calculated as of the date immediately preceding the date such shares are issued:

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

7.	PREPAID EXPENSES AND DEPOSITS

	October 31, 2022	October 31, 2021
General insurance - current	$28,900	$32,030
Exploration license insurance - current	91,095	—
Other prepaid expenses – Current	34,576	—
Prepaid deposits – non-current	33,481	—
Exploration license insurance – non-current	560,000	—
	$748,052	$32,030

The terms of the exploration license insurance agreements are equal to the terms of the exploration licenses (six years) plus two years from the effective dates.

Arras Minerals Corp.

Notes to the Consolidated Financial Statements

For year ended October 31, 2022 and the period from February 5, 2021 (inception) to October 31, 2021

(Expressed in United States dollars)

8.	LOANS TO EKIDOS MINERALS LLP

On March 19, 2021, pursuant to an asset purchase agreement, Silver Bull transferred $985,000 of loan receivable from Ekidos to the Company (Note 5) and the Company loaned additional $2,193,500 to Ekidos during the period ended October 31, 2021. During the period from November 1, 2021 to February 3, 2022, the Company loaned an additional $2,136,500 to Ekidos. This amount is non-interest bearing and is to be repaid on demand. As of February 3, 2022, upon the acquisition of Ekidos, the loans to Ekidos eliminated on consolidation.

9.	OFFICE AND EQUIPMENT

	Mining Equipment	Computer Equipment and Software	Office Equipment	Vehicles	Total
Cost
Assets acquired on acquisition (Note 5)	45,647	9,331	—	—	$54,978
Additions	71,855	—	—	—	71,855
Balance, October 31, 2021	117,502	9,331	—	—	126,833
Acquisition (Note 4)	—	—	—	42,184	42,184
Additions	—	—	7,282	36,503	43,785
Balance, October 31, 2022	117,502	9,331	7,282	78,687	$212,802

Depreciation
Depreciation expense	14,033	7,634	—	—	$21,667
Balance, October 31, 2021	14,033	7,634	—	—	21,667
Depreciation expense	23,500	1,697	1,618	6,020	32,835
Balance, October 31, 2022	37,533	9,331	1,618	6,020	$54,502

Carrying amounts
Balance, October 31, 2021	103,469	1,697	—	—	$105,166
Balance, October 31, 2022	79,969	—	5,664	72,667	$158,300

During the year ended October 31, 2022, the Company acquired vehicles of $42,184 from acquisition of Ekidos. (Note 4).

During the period from inception on February 5, 2021 to October 31, 2021, the Company acquired mining equipment and computer equipment and software of $54,978 pursuant to an asset purchase agreement with Silver Bull (Note 5).

Depreciation expense of $31,217 (period from inception on February 5, 2021 to October 31, 2021 - $21,667) was included in exploration expenses in the consolidated statements of comprehensive loss.

Arras Minerals Corp.

Notes to the Consolidated Financial Statements

For year ended October 31, 2022 and the period from February 5, 2021 (inception) to October 31, 2021

(Expressed in United States dollars)

10.	MINERAL PROPERTIES

The Company, through the asset purchase agreement (Note 5), entered into an option agreement dated August 12, 2020 with Copperbelt, to earn up to a 100% interest in the Beskauga project located in Kazakhstan

On February 3, 2022, the Company acquired Ekidos, including a $4,383,656 mineral property asset (Note 4) located in Kazakhstan. As such, the carrying value of the mineral properties associated with the Beskauga project included prior years’ drilling program.

Balance, February 5, 2021 (inception)	$—
Pursuant to asset purchase agreement (Note 5)	327,690
Common shares issued to finder (Note 12)	323,913
Balance, October 31, 2021	$651,603
Acquisition of Ekidos (Note 4)	4,383,656
Balance, October 31, 2022	$5,035,259

Additionally, the Company holds its interest in the Stepnoe and Ekidos properties through the Stepnoe and Ekidos Joint Venture Agreement (the “Stepnoe and Ekidos JV Agreement”), and the Akkuduk, Norgubek, Maisor, Elemes, Aktasty, Besshoky, Aimanday and South Bosshakol properties through the Maikain Joint Venture Agreement (the “Maikain JV Agreement”).

Stepnoe and Ekidos JV Agreement

In connection with the Spin-off and pursuant to the Separation and Distribution Agreement (Note 5), Silver Bull transferred its interest in the Stepnoe and Ekidos JV Agreement to Arras.

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

The Company (through Ekidos LLP) and Copperbelt have initial participating interests in the joint venture of 80% and 20%, respectively. Pursuant to the Stepnoe and Ekidos JV Agreement, once the Company spends a minimum of $3,000,000 on either the Stepnoe or Ekidos property, the Company has the option to acquire Copperbelt’s participating interest in such property for $1,500,000. As of October 31, 2022, approximately $512,000 of the required expenditures have been incurred under the Beskauga Option Agreement (Note 6).

The Stepnoe and Ekidos JV Agreement shall terminate automatically upon there being one participant in the joint venture, or by written agreement between the parties.

Maikain JV Agreement

On May 20, 2021, Ekidos LLP entered into the Maikain JV Agreement with Orogen LLP, a company incorporated under the laws of Kazakhstan, in connection with, among other things, mineral license applications for, and further exploration and evaluation of, certain properties in an area of interest, including the Akkuduk, Norgubek, Maisor, Elemes, Aktasty, Besshoky, Aimanday and South Bosshakol properties located in Kazakhstan. The following exploration licenses have been granted for an initial six-year period, with the possibility of a five-year extension.

The Company (through Ekidos LLP) and Orogen LLP have initial participating interests in the Maikain joint venture of 80% and 20%, respectively. Pursuant to the Maikain JV Agreement, once the Company spends a minimum of $3,000,000 on a property in the area of interest, the Company has the option to acquire Orogen LLP’s participating interest in such property for $1,500,000. As of October 31, 2022, approximately $505,000 of the required expenditures have been incurred.

The Maikain JV Agreement shall terminate automatically upon the earlier of (i) there being one participant in the joint venture, (ii) by written agreement between the parties, or (iii) May 20, 2024.

Arras Minerals Corp.

Notes to the Consolidated Financial Statements

For year ended October 31, 2022 and the period from February 5, 2021 (inception) to October 31, 2021

(Expressed in United States dollars)

11.	RIGHT-OF-USE ASSET AND LEASE LIABILITY

The Company entered into a lease agreement for its corporate head office commencing March 1, 2022, until February 28, 2026. Upon entering into this lease, the Company recognized a right-of use (“ROU”) asset in the amount of $319,521, and a corresponding lease liability in the same amount ($319,521). The lease liability is measured at amortized cost using the incremental borrowing rate of 10.02%.

The continuity of the ROU asset and lease liability for the year ended October 31, 2022 is as follows:

Right-of-use asset

ROU asset as of October 31, 2021	$—
Additions	319,521
Depreciation	(53,253)

Value of ROU asset as of October 31, 2022	$266,268

Lease liability

Lease liability recognized as of October 31, 2021	$—
Additions	319,521
Lease payments	(63,250)
Lease interest	17,270

Lease liability recognized as at October 31, 2022	$273,541

Current portion	$70,654
Non-current portion	202,887
Lease liability recognized as at October 31, 2022	$273,541

Undiscounted lease payment obligations

Less than one year	$96,024
One to four years	230,568

Total undiscounted lease liabilities	$326,592

Arras Minerals Corp.

Notes to the Consolidated Financial Statements

For year ended October 31, 2022 and the period from February 5, 2021 (inception) to October 31, 2021

(Expressed in United States dollars)

12.	SHARE CAPITAL

a)	Authorized

Unlimited number of common shares and an unlimited number of preferred shares, without par value.

b)	Issued and outstanding

Preferred shares

No preferred shares have been issued.

Common shares

As of October 31, 2022, there were 52,566,150 common shares issued and outstanding.

During the year ended October 31, 2022, the following transactions occurred:

On November 21, 2021, the Company completed the second tranche of a private placement for 2,106,000 common shares at a price of $CDN 1.00 per common share for gross proceeds of $CDN 2,106,000 ($1,670,756). The Company incurred other offering costs associated with the second tranche of the private placement of $4,900 and issued in aggregate 21,630 common shares fair valued at $CDN 21,630 ($17,208) as finder’s fees.

On December 20, 2021, the Company completed the third and final tranche of a private placement for 1,520,000 common shares at a price of $CDN 1.00 per common share for gross proceeds of $CDN 1,520,000 ($1,186,388). The Company paid finder’s fees totaling $CDN 50,000 ($39,026) to an agent with respect to certain purchasers who were introduced by the agent. The Company incurred other offering costs associated with the third and final tranche of private placement of $5,644 and issued in aggregate 24,420 common shares fair valued at $CDN 24,420 ($19,427) as finder’s fees.

On May 30, 2022, the Company completed a private placement for 1,091,000 common shares at a price of $CDN 1.50 per common share for gross proceeds of $CDN 1,636,500 ($1,285,579). The Company paid finder’s fees totaling $14,016 to an agent with respect to certain purchasers who were introduced by the agent. The Company incurred other offering costs associated with the private placement of $8,111.

During the period ended October 31, 2021, the following transactions occurred:

On February 5, 2021, the Company issued 100 common shares at a price of $0.01 per common share for gross proceeds of $1 in connection with the incorporation of the Company.

On March 19, 2021, the Company issued 36,000,000 common shares for gross consideration of $1,367,668 for an asset purchase agreement (Note 4).

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

Arras Minerals Corp.

Notes to the Consolidated Financial Statements

For year ended October 31, 2022 and the period from February 5, 2021 (inception) to October 31, 2021

(Expressed in United States dollars)

On October 21, 2021, the Company completed the initial tranche of a private placement for 6,368,000 common shares at a price of $CDN 1.00 per common share for gross proceeds of $CDN 6,368,000 ($5,107,282). The Company paid finder’s fees totaling $28,927 to an agent with respect to certain purchasers who were introduced by the agent. The Company incurred other offering costs associated with the initial tranche of the private placement of $25,794, of which $52,801 is included in accounts payable and accrued liabilities at October 31, 2021.

On October 25, 2021, pursuant to a finder’s fee agreement, the Company issued 400,000 common shares to UMS Project Limited Partnership for the introduction of Copperbelt AG and earning an interest in mineral property licenses from Copperbelt AG located in Kazakhstan (Note 5).

Shares held in escrow

As a requirement of the Company’s listing on the TSX Venture Exchange on June 14, 2022 (the “Listing Date”), certain directors, officers and their affiliates were required to have their shares held in escrow by the Company’s transfer agent.

As at October 31, 2022, 2,249,056 of the Company’s common shares were held in escrow, to be released as follows:

●	1/6 of remaining escrow securities on the six-month anniversary of the Listing Date; (released subsequent to year-end)
●	1/5 of remaining escrow securities on the 12-month anniversary of the Listing Date;
●	1/4 of remaining escrow securities on the 18-month anniversary of the Listing Date;
●	1/3 of remaining escrow securities on the 24-month anniversary of the Listing Date;
●	1/2 of remaining escrow securities on the 30-month anniversary of the Listing Date; and
●	The remaining escrow securities on the 36-month anniversary of the Listing Date.

c)	Stock options

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

During the year ended October 31, 2022, the Company granted options to acquire 700,000 common shares with a weighted-average grant-date fair value of $0.32 per share and a weighted-average exercise price of $0.56 ($CDN 0.73) per share.

During the period from inception on February 5, 2021 to October 31, 2021, the Company granted options to acquire 5,220,000 common shares with a weighted-average grant-date fair value of $0.22 per share and an exercise price of $0.40 ($CDN 0.50) per share.

No options were exercised during year ended October 31, 2022 and the period from inception on February 5, 2021 to October 31, 2021.

Arras Minerals Corp.

Notes to the Consolidated Financial Statements

For year ended October 31, 2022 and the period from February 5, 2021 (inception) to October 31, 2021

(Expressed in United States dollars)

Stock option transactions are summarized as follows:

	Number of Options	Weighted Average Exercise Price
Balance, February 5, 2021 (incorporation)	—		$—
Issued	5,220,000		0.40 ($CDN 0.50)
Cancelled	(160,000)		0.40 ($CDN 0.50)
Balance, October 31, 2021	5,060,000		0.40 ($CDN 0.50)
Issued	700,000		0.56 ($CDN 0.73)
Cancelled	(300,000)		0.40 ($CDN 0.50)
Balance, October 31, 2022	5,460,000		0.39 ($CDN 0.53)
		$

The following options were outstanding and exercisable at October 31, 2022:

Grant Date	Expiry Date	Exercise Price	Number of Options Outstanding	Number of Options Exercisable	Weighted Average Remaining Life
April 15, 2021	April 14, 2026	$CDN 0.50 ($0.40)	3,700,000	2,466,666	3.45
August 5, 2021	August 4, 2026	$CDN 0.50 ($0.40)	800,000	533,334	3.76
September 24, 2021	September 23, 2026	$CDN 0.50 ($0.40)	260,000	173,332	3.90
December 7, 2021	December 7, 2026	$CDN 1.00 ($0.79)	100,000	33,333	4.10
March 2, 2022	March 2, 2027	$CDN 1.00 ($0.79)	300,000	100,000	4.34
September 22, 2022	September 22, 2027	$CDN 0.35 ($0.26)	300,000	100,000	4.90
			5,460,000	3,406,665

The weighted average remaining contractual life for options outstanding at October 31, 2022 is 3.66 years. The total fair value of options granted during the year ended October 31, 2022, was $226,528 (2021 – $1,125,565), of which $140,788 (2021 - $638,551) was recognized in share-based payments in the consolidated statement of comprehensive loss with a corresponding increase in reserves. The remaining amount of $85,740 (2021 - $497,426) will be expensed as the remaining unvested options vest. The fair value of options granted during the period from February 5, 2021 to October 31, 2021 and recognized in the current year was $352,366 in share-based payments in the consolidated statement of comprehensive loss with a corresponding increase in reserves.

As of October 31, 2022, there is a total remaining unrecognized compensation expenses of $185,313 (2021 - $497,426) which will be expensed in future reporting periods.

The Company applies the fair value method using the Black-Scholes Option Pricing Model in accounting for its stock options granted. Accordingly, share-based payments of $204,396 were recognized as personnel expenses for options granted to employees, $186,988 were recognized in directors’ fees for options granted to directors and $101,770 was recognized as exploration for options granted to employees and consultants for the year ended October 31, 2022.

Arras Minerals Corp.

Notes to the Consolidated Financial Statements

For year ended October 31, 2022 and the period from February 5, 2021 (inception) to October 31, 2021

(Expressed in United States dollars)

A summary of the range of assumptions used to value stock options granted for the year ended October 31, 2022 and the period from inception on February 5, 2021 to October 31, 2021 is as follows:

Options	For the Year Ended October 31, 2022	For the Period from Inception on February 5, 2021 to October 31, 2021
Expected volatility	78% - 80%	75% - 79%
Risk-free interest rate	1.23% - 3.70%	0.46% - 1.03%
Expected life (in years)	3 – 5	3 – 5
Dividend rate	—	—

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

Pursuant to the Distribution (Note 5), warrant holders will receive, upon exercise of any Silver Bull Warrant, one Silver Bull common share and one common share of the Company. The Company will receive $0.25 of the proceeds from the exercise of each of these warrants.

A continuity of the Company’s shares issuable for Silver Bull Warrants is as follows:

Warrants	Shares	Weighted Average Exercise Price Per Arras share issuable	Weighted Average Exercise Price Per Silver Bull Share issuable
Balance, February 5, 2021 (inception)	—	$—	$—
Issuable pursuant to the Distribution with Silver Bull	1,971,289	0.25	0.34
Balance, October 31, 2022 and 2021	1,971,289	$0.25	$0.34

No warrants were issued during the year ended October 31, 2022.

No warrants were exercised during the year ended October 31, 2022 and the period from inception on February 5, 2021 to October 31, 2021.

The following warrants were outstanding at October 31, 2022:

Expiry Date	Exercise Price	Number of Options Outstanding	Weighted Average Remaining Life
October 27, 2025	$0.25	1,971,289	2.99

Arras Minerals Corp.

Notes to the Consolidated Financial Statements

For year ended October 31, 2022 and the period from February 5, 2021 (inception) to October 31, 2021

(Expressed in United States dollars)

13.	INCOME TAXES

Income tax expense differs from the amount that would be computed by applying the Canadian statutory income tax rate of 27.00% to loss before income taxes.

	For the Year Ended October 31, 2022	For the Period from Inception on February 5, 2021 to October

Loss before income taxes	$(5,946,000)	$(2,112,000)
Statutory income tax rate	27.00%	27.00%

Income tax benefit computed at statutory tax rate	(1,605,000)	(570,000)
Differences between Canadian and foreign tax rates	206,000	—
Items not deductible for income tax purposes	692,000	307,000
Impact of foreign exchange	35,000	—
Unrecognized benefit of deferred income tax assets	672,000	263,000

Income tax benefit	$—	$—

The Company recognizes tax benefits on losses or other deductible amounts where it is probable the Company will generate sufficient taxable income to utilize its deferred tax assets. The tax effected items that give rise to significant portions of the deferred income tax liabilities at October 31, 2022 and 2021 are presented below:

	For the Year Ended October 31, 2022	For the Period from Inception on February 5, 2021 to October 31, 2021

Deferred tax liabilities:
Mineral properties	$(176,000)	$—
Office and equipment	(2,000)	—
Deferred tax assets:
Non-capital losses	178,000	—

Net deferred income tax liabilities	$—	$—

Arras Minerals Corp.

Notes to the Consolidated Financial Statements

For year ended October 31, 2022 and the period from February 5, 2021 (inception) to October 31, 2021

(Expressed in United States dollars)

Significant unrecognized tax benefits and unused tax losses for which no deferred tax asset is recognized as of October 31, 2022 and 2021 are as follows:

	For the Year Ended October 31, 2022	For the Period from Inception on February 5, 2021 to October 31, 2021

Share issuance costs	$40,000	$21,000
Office and equipment	19,000	6,000
Non-capital losses carried forward	1,039,000	262,000

Unrecognized deductible temporary differences	$1,098,000	$289,000

The Company has available Canadian net operational losses of approximately $3,735,000 (2021 - $970,000) that may be applied to reduce future taxable income. If these losses are not used to offset future income, they will expire in various years between 2042 and 2043. The Company has available Kazakhstani net operational losses of approximately $156,000 (2021 - $nil) that may be applied to reduce future taxable income If these losses are not used to offset future income, they will expire in 2033.

14.	RELATED PARTY TRANSACTIONS

Included in accounts payable and accrued liabilities at October 31, 2022 is $267,806 (2021 - $104,226) due to officers and directors of the Company for their compensation and services.

As at October 31, 2022, due to related party consists of $23,196 due to Silver Bull for shared employees’ salaries and office expenses (Due from as of October 31, 2021 – $2,808). The balance of due to and from related party is interest free and is to be repaid on demand.

During the year ended October 31, 2022, and the period from February 5, 2021 to October 31, 2021, expenses totalling $355,754 and $414,478 were incurred by Silver Bull on the Company’s behalf, which was offset by an incurred shared office rent. If specific identification of expenses is not practicable, a proportional cost allocation based on management’s estimation is applied.

	For the Year Ended October 31, 2022	For the Period from February 5, 2021 to October 31, 2021
Directors’ fees	$8,998	$36,039
Personnel	330,470	277,246
Professional services	—	17,511
Office and administrative	47,502	83,682
Office rent reimbursement	(31,216)	—
	$355,754	$414,478

Arras Minerals Corp.

Notes to the Consolidated Financial Statements

For year ended October 31, 2022 and the period from February 5, 2021 (inception) to October 31, 2021

(Expressed in United States dollars)

During the year ended October 31, 2022 and the period from February 5, 2021 to October 31, 2021, the Company paid or accrued the following amounts to officers, directors or companies controlled by officers and/or directors:

	For the Year Ended October 31, 2022	For the Period from February 5, 2021 to October 31, 2021
Share-based payment	$373,180	$500,231
Directors’ fees	119,011	82,263
Personnel	813,850	288,096
	$1,306,041	$870,590

15.	COMMITMENTS AND CONTINGENCIES

Contractual obligated per calendar year requirements as at October 31, 2022 are as follows:

	< 1 year	1-2 years	2-3 years	3-4 years	4-5 years	Thereafter	Total
Lease commitments (Note 11)	15,813	96,312	98,035	99,759	16,673	—	326,592
Beskauga Option agreement commitments (Note 6)	—	3,015,224	5,000,000	—	—	—	8,015,224
Exploration licenses expenditure commitments	61,905	1,637,749	2,057,639	2,588,384	2,651,501	2,119,787	11,116,965
	77,718	4,749,285	7,155,674	2,688,143	2,668,174	2,119,787	19,458,781

The Company’s commitments include contractually obligated payments associated to its office lease (Note 11), the exploration expenditure requirements under the Beskauga Option Agreement (detailed in Note 6), and minimum expenditure requirements to maintain its exploration licenses as mandated by Kazakh government authorities to keep the tenements in good standing.

16.	SUPPLEMENTAL CASH FLOW INFORMATION

As at October 31, 2022, cash and cash equivalents consist of guaranteed investment certificates of $66,077 (2021 – $44,971) and $358,047 in cash (2021 - $3,761,320) held in bank accounts.

	For the Year Ended October 31, 2022	For the Period from February 5, 2021 to October 31, 2021

Interest paid	—	$—
Income taxes paid	—	—
Non-cash investing and financing activities
Shares issued to agent	36,635	$—
Offering costs included in accounts payable and liabilities	—	53,725
Right-of-use assets recognized (Note 11)	319,521	—
Acquisition of assets for common shares	—	1,367,668
Shares issued to finder	—	323,913
Warrants issued pursuant to the September and Distribution Agreement	—	284,500

Arras Minerals Corp.

Notes to the Consolidated Financial Statements

For year ended October 31, 2022 and the period from February 5, 2021 (inception) to October 31, 2021

(Expressed in United States dollars)

17.	FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash and cash equivalents, accounts payable and accrued liabilities, lease liability, loans to Ekidos, and due from and due to related party. The Company’s risk exposure and the impact on the Company’s financial instruments are summarized below.

a)	Credit risk

The Company’s credit risk on other receivables and due from related party is negligible.

Credit risk is the risk of financial loss to the Company if a counter party to a financial instrument fails to meet its payment obligations. The Company is exposed to credit risk with respect to its cash and cash equivalents and amounts due from related party. Management believes that the credit risk concentration with respect to cash and cash equivalents is remote as it maintains accounts with highly rated financial institutions. Cash and cash equivalents are denominated in $USD, $CDN and Kazakh Tenge, and consist of guaranteed investment certificates for the terms of less than 100 days acquired from a Canadian financial institution.

b)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying its financial obligations as they become due. The Company manages its liquidity risk by forecasting cash flows from operations and anticipating investing and financing activities. As at October 31, 2022, the Company had working capital of $18,906 (2021 - $6,493,934) and cash and cash equivalents of $424,124 (2021 - $3,806,291), and is exposed to significant liquidity risk at this time. Furthermore, as the Company is in the exploration stage, it will periodically have to raise funds to continue operations and intends to raise further financing through equity offerings.

Accounts payable and accrued liabilities and due to related party are non-interest-bearing and are normally settled on 30-day terms.

c)	Market risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: interest rate risk, foreign currency risk and other price risk. The Company is not currently exposed to any significant interest rate risk or other price risk. The Company is exposed to foreign currency risk with respect to cash denominated in Canadian dollars. As at October 31, 2022, a 10% (2021 – 15%) strengthening (weakening) of the Canadian dollar against the United States dollar would have increased (decreased) the Company’s comprehensive loss by approximately $7,000 for the year ended October 31, 2022 (2021 - $563,000).

The Company also maintains a minimum cash balance of local currency in bank account in Kazakhstan and the Company assessed such foreign currency risk as low.

The Company has not hedged any of its foreign currency risks.

d)	Commodity price risk

The ability of the Company to raise funds to explore and develop its exploration and evaluation assets and the future profitability of the Company are directly related to the price of copper and gold. The Company monitors copper and gold prices to determine the appropriate course of action to be taken.

Arras Minerals Corp.

Notes to the Consolidated Financial Statements

For year ended October 31, 2022 and the period from February 5, 2021 (inception) to October 31, 2021

(Expressed in United States dollars)

18.	CAPITAL MANAGEMENT

The Company defines its capital as shareholders’ equity. Capital requirements are driven by the Company’s general operations and exploration. To effectively manage the Company’s capital requirements, the Company monitors expenses and overhead to ensure costs and commitments are being paid. The Company is not subject to any externally imposed capital requirements. The Company did not change its approach to capital management during the year ended October 31, 2022.

19.	SEGMENTED INFORMATION

Operating segments

The Company operated in a single reportable operating segment - the acquisition, exploration and evaluation of mineral properties, with its head office function in Canada. As at October 31, 2022, the Company’s exploration and evaluation assets are currently located in Kazakhstan.

The following table details the allocation of assets included in the accompanying consolidated statement of financial position at October 31, 2022:

	Canada	Kazakhstan	Total
Cash and cash equivalents	$237,000	$188,000	$425,000
Other receivables	19,000	35,000	54,000
Prepaid expenses	29,000	91,000	120,000
Office and equipment, net	86,000	73,000	159,000
Minerals properties	—	5,035,000	5,035,000
Right-of use assets	266,000	—	266,000
Other non-current assets	33,000	—	33,000
Prepaid expense non-current		560,000	560,000
	$670,000	$5,981,000	$6,651,000

The following table details the allocation of assets included in the accompanying consolidated statement of financial position at October 31, 2021:

	Canada	Kazakhstan	Total
Cash and cash equivalents	$3,806,000	$—	$3,806,000
Other receivables	16,000	—	16,000
Prepaid expenses	32,000	—	32,000
Due from related party	3,000	—	3,000
Loans to Ekidos Minerals LLP	3,178,000	—	3,178,000
Office and equipment, net	105,000	—	105,000
Mineral properties	—	652,000	652,000
	$7,140,000	$652,000	$7,792,000

Arras Minerals Corp.

Notes to the Consolidated Financial Statements

For year ended October 31, 2022 and the period from February 5, 2021 (inception) to October 31, 2021

(Expressed in United States dollars)

20.	SUBSEQUENT EVENTS

Private Placement

From November 10, 2022 to December 16, 2022, the Company completed a series of tranches of a private placement, issuing a total of 15,938,250 common shares at a price of $CDN 0.45 per common share for gross proceeds of $CDN 7,172,213 ($5,235,350). The Company paid finder’s fees totaling $CDN 84,432 ($61,629) to agents with respect to certain purchasers who were introduced to the Company. The Company incurred other offering costs associated with this private placement in the amount of $43,484.

Of this private placement, Teck Resources Limited purchased 6,650,000 of the common shares issued, and owns 9.7% of the Company’s outstanding shares as of February 24, 2023.

