Form 20-F
period 2023-10-31
ARRAS MINERALS CORP.
filed 2024-02-28
CIK 1855743

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended October 31, 2023

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from ______________________________ to ______________________________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report _______________________________________________

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 68,504,400 common shares, without par value, as of October 31, 2023.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

The Company publishes financial statements expressed in U.S. dollars. The Company’s consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

MARKET INFORMATION

This Annual Report contains industry and market data prepared by management on the basis of such industry sources and management’s knowledge of and experience in the industry and markets in which the Company operates (including management’s estimates and assumptions relating to such industry and markets based on that knowledge). Management has developed its knowledge of such industry and markets through its experience and participation in these markets.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report uses certain statements that may be deemed to be “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the United States Private Securities Litigation Reform Act of 1995, and “forward-looking information” within the meaning of applicable Canadian securities legislation. The Company uses words such as “anticipate,” “continue,” “likely,” “estimate,” “expect,” “may,” “will,” “projection,” “should,” “believe,” “potential,” “could,” or similar words suggesting future outcomes (including negative and grammatical variations) to identify forward-looking statements. These statements include statements regarding the following, among other things:

●	the sufficiency of existing cash resources to enable the Company to continue operations as a going concern;
●	future exploration expenditures on the Beskauga Property, the potential exercise of the Beskauga Option and potential bonus payments under the Beskauga Option Agreement;
●	future payments that may be made by Teck Resources Limited (“Teck”) under the terms of the Teck Alliance Agreement;
●	the prospects of entering the development or production stage with respect to any of the Company’s projects;
●	planned activities at the Beskauga Project in 2024 and beyond;
●	whether any part of the Beskauga Project will ever be confirmed or converted into Regulation S-K 1300-compliant “reserves”;
●	the Company’s ability to obtain and hold additional concessions in the Beskauga Project area;
●	the sufficiency of surface rights in respect of the Beskauga Property if a mining operation is determined to be feasible;
●	the potential acquisition of additional mineral properties or property concessions;
●	the impact of recent accounting pronouncements on the Company’s financial position, results of operations or cash flows and disclosures;
●	the Company’s ability to raise additional capital and/or pursue additional strategic options, and the potential impact on the Company’s business, financial condition and results of operations of doing so or not; and
●	the impact of changing foreign currency exchange rates on the Company’s financial condition.

These statements are based on certain assumptions and analyses made in light of the Company’s experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate in the circumstances. Such statements are subject to a number of assumptions, risks and uncertainties, and actual results could differ from those expressed or implied in these forward-looking statements as a result of the risk factors discussed in more detail in this Annual Report under “Item 3. Key Information—Risk Factors,” including without limitation, risks associated with the following:

●	the Company’s ability to continue as a going concern as a single-project company;
●	uncertainty whether the Company will be able to maintain sufficient cash to accomplish its business objectives;
●;	exploration activities require significant amounts of capital that may not be recovered;
●	the Company’s ability to meet current and future capital requirements on favorable terms or at all;
●	risks relating to the results of future exploration at the Beskauga Property and the Company’s ability to raise the capital for exploration expenditures on the Beskauga Property to maintain the effectiveness of the Beskauga Option;
●	the Company being an exploration stage mining company with no history of operations;
●	the Company having no commercially mineable ore body;
●	the reliability of Mineral Resource estimates;

●	the Company’s ability to acquire additional mineral properties or property concessions;
●	inherent risks in the mineral exploration industry;
●	risks relating to fluctuations of metal prices;
●	risks relating to competition in the mining industry;
●	risks relating to the title to the Company’s properties;
●	risks relating to option and joint venture agreements;
●	risks associated with joint ventures;
●	ability to obtain required permits;
●	timing of receipt and maintenance of government approvals;
●	compliance with laws is costly and may result in unexpected liabilities;
●	success depends on developing and maintaining relationships with local communities and other stakeholders;
●	risks relating to social and environmental activism;
●	risks relating to evolving corporate governance and public disclosure regulations;
●	risks relating to foreign operations;
●	risks relating to worldwide economic and political events;
●	risk of political and economic instability in Kazakhstan;
●	the Company’s financial condition could be adversely affected by changes in currency exchange rates;
●	risks relating the Company’s “foreign private issuer” status;
●	risks relating to the Company’s possible status as a passive foreign investment company;
●	risks relating to volatility in the Company’s share value;
●	further equity financings leading to the dilution of the Company’s common shares;
●	the Company’s common shares continuing not to pay dividends;
●	risks relating to information systems and cybersecurity;
●	the Company’s ability to retain key management, consultants and experts necessary to successfully operate and grow the business;
●	overlapping officers and directors with Silver Bull may give rise to conflicts of interest;
●	reliance on international advisors and consultants;
●	risks relating to changes in tax laws; and
●	risks relating to changes in regulatory frameworks or regulations affecting the Company’s activities.

All forward-looking statements speak only as of the date made. All subsequent written and oral forward-looking statements attributable to the Company, or persons acting on its behalf, are expressly qualified in their entirety by the cautionary statements. Except as required by law, the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which it is made or to reflect the occurrence of anticipated or unanticipated events or circumstances. Readers should not place undue reliance on these forward-looking statements.

Cautionary Note Regarding Exploration Stage Companies

Arras is an exploration stage company and does not currently have any known reserves and cannot be expected to have known reserves unless and until a feasibility study is completed for the Beskauga Property concessions that shows proven and probable reserves. There can be no assurance that Arras’ concessions contain proven and probable reserves or that even if such reserves are found, that the Company will be successful in economically recovering them. Investors may lose their entire investment.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS.

Directors and Senior Management

Not applicable.

Advisers

Not applicable.

Auditors

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE.

Not applicable.

ITEM 3.	KEY INFORMATION.

[Reserved]

Capitalization and Indebtedness

Not applicable.

Reasons for the Offer and Use of Proceeds

Not applicable.

Risk Factors

Readers should carefully consider the risks described below, together with all other information included in this Annual Report, in evaluating the Company and its shares. The following risk factors could adversely affect the Company’s business, financial condition, results of operations and the price of its shares.

Risks Relating to the Company

If Teck exercises its option to purchase 51% of the ownership of the designated property, Arras will no longer control the development of the designated property.

On December 7, 2023, Arras entered into the Teck Alliance Agreement (described in the “Item 4. Information on the Company”) with Teck, whereby Teck is able to obtain the option to purchase 51% to 75% of the ownership of designated property and oversee the mineral exploration of the property. If Teck exercises the option, then Arras will no longer control the development of this designated property. Teck would have the ability to control the timing and pace of future development, and its decisions may not be in the best interests of the Company and its shareholders.

There is substantial doubt about whether the Company can continue as a going concern.

As of October 31, 2023, Arras has earned no revenues and has incurred accumulated net losses of approximately $[13.8] million, and expects to incur additional losses in the future. In addition, the Company has limited financial resources. As of October 31, 2023, Arras had cash and cash equivalents of approximately $0.3 million and working capital deficit of approximately $134,000. The Company’s ability to continue as a going concern is dependent on raising additional capital or executing other strategic alternatives, such as the Teck Alliance Agreement, to fund exploration plans and ultimately to attain profitable operations. During the year ended October 31, 2023, Arras raised approximately $5.2 million through the issuance of its common shares. However, there is no assurance that the Company will be successful in raising additional capital. Accordingly, there is substantial doubt as to whether existing cash resources and working capital are sufficient to enable the Company to continue its operations as a going concern. Ultimately, in the event that Arras cannot obtain additional financial resources, or achieve profitable operations, it may have to liquidate its business interests and investors may lose their investment. The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. Continued operations are dependent on Arras’ ability to obtain additional financial resources or generate profitable operations. Such additional financial resources may not be available or may not be available on reasonable terms. The Company’s consolidated financial statements do not include any adjustments that may result from the outcome of this uncertainty. Such adjustments could be material.

The Company may have difficulty meeting its current and future capital requirements.

Arras is required to incur cumulative exploration expenditures on the Beskauga Project of $15 million over the four-year option period in order to maintain the Beskauga Option. As of October 31, 2023, Arras has incurred approximately $9.9 million of these expenditures, with approximately $5.1 million remaining to be incurred. If the Company elects to exercise the Beskauga Option, it is required to pay an additional $15 million. In addition, Arras must have sufficient funds to pay general and administrative expenses and conduct other exploration activities. If the Company is unable to fund these amounts by way of financings, including public or private offerings of equity or debt securities, it will need to reorganize or significantly reduce its operations, which may result in an adverse impact on its business, financial condition and exploration activities. If Arras is unable to fund the amounts specified under the Beskauga Option, it may lose its ability to acquire the Beskauga Project. Arras does not have a credit, off-take or other commercial financing arrangement in place that would finance continued evaluation or development of the Beskauga Project, and the Company believes that securing credit for these projects may be difficult. Moreover, equity financing may not be available on attractive terms and, if available, will likely result in significant dilution to existing shareholders.

The Company is an exploration stage mining company with no history of operations.

Arras is an exploration stage enterprise engaged in mineral exploration in Kazakhstan. The Company was formed in 2021 and therefore has a very limited operating history and is subject to all the risks inherent in a new business enterprise. As an exploration stage company, Arras may never enter the development and production stages. To date, Arras has had no revenues and has relied upon equity financing to fund its operations. The likelihood of Arras’ success must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with an exploration stage business, and the competitive and regulatory environment in which it operates and will operate, such as under-capitalization, personnel limitations, and limited financing sources.

The Company has no commercially mineable ore body.

No commercially mineable ore body has been delineated on the Beskauga Project, nor has the Beskauga Project been shown to contain proven or probable mineral reserves. Investors should not assume that the Mineral Resource estimates described in “Item 4. Information on the Company—Property, Plant and Equipment—Beskauga Project” will ever be extracted. The Company cannot assure you that any mineral deposits identified on the Beskauga Project will qualify as an ore body that can be legally and economically exploited or that any particular level of recovery of gold, copper or other minerals from discovered mineralization will in fact be realized. Most exploration projects do not result in the discovery of commercially mineable ore deposits. Even if the presence of reserves is established at a project, the legal and economic viability of the project may not justify exploitation.

Mineral Resource estimates may not be reliable.

There are numerous uncertainties inherent in estimating quantities of Mineral Resources such as gold, copper, silver and zinc, including many factors beyond Arras’ control, and no assurance can be given that the recovery of Mineral Resources will be realized. In general, estimates of Mineral Resources are based upon a number of factors and assumptions made as of the date on which the estimates were determined, including:

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

All estimates are, to some degree, uncertain. For these reasons, estimates of the Mineral Resources prepared by different geologists or by the same geologists at different times may vary substantially. As such, there is significant uncertainty in any Mineral Resource estimate, and actual deposits encountered and the economic viability of a deposit may differ materially from the Company’s estimates.

Arras’ business plan is highly speculative, and its success largely depends on the successful exploration of its concessions.

Arras’ business plan is focused on exploring the Beskauga Property to identify reserves and, if appropriate, to ultimately develop the property. Although the Company has reported Mineral Resources on the Beskauga Project, it has not established any reserves and remains in the exploration stage. Arras may never enter the development or production stage. Exploration of mineralization and determination of whether the mineralization might be extracted profitably is highly speculative, and it may take a number of years until production is possible, during which time the economic viability of the project may change. Substantial expenditures are required to establish reserves, extract metals from ore and construct mining and processing facilities.

The Beskauga Project is subject to all of the risks inherent in mineral exploration and development. The economic feasibility of any mineral exploration and/or development project is based upon, among other things, estimates of the size and grade of mineral reserves, proximity to infrastructures and other resources (such as water and power), anticipated production rates, capital and operating costs, and metals prices. To advance from an exploration project to a development project, Arras will need to overcome various hurdles, including completing favorable feasibility studies, securing necessary permits, and raising significant additional capital to fund activities. There can be no assurance that Arras will be successful in overcoming these hurdles. Because of the Company’s focus on the Beskauga Project, the success of operations and profitability may be disproportionately exposed to the impact of adverse conditions unique to the Pavlodar, Kazakhstan region due to the Beskauga Project’s proximity to these locales.

The Company is uncertain that it will be able to maintain sufficient cash to accomplish its business objectives.

Arras is not engaged in any revenue producing activities, and does not expect to be in the near future. Currently, potential sources of funding consist of the sale of additional equity securities, entering into joint venture agreements or selling a portion of the Company’s interests in its assets. There is no assurance that any additional capital that will be required will be obtainable on acceptable terms, if at all. Failure to obtain such additional financing could result in delays or indefinite postponement of further exploration of the Company’s projects. Additional financing, if available, will likely result in substantial dilution to existing shareholders.

Exploration activities require significant amounts of capital that may not be recovered.

Mineral exploration activities are subject to many risks, including the risk that no commercially productive or extractable resources will be encountered. There can be no assurance that activities will ultimately lead to an economically feasible project or that Arras will recover all or any portion of its investment. Mineral exploration often involves unprofitable efforts, including drilling operations that ultimately do not further exploration efforts. The cost of minerals exploration is often uncertain, and cost overruns are common. Drilling and exploration operations may be curtailed, delayed or canceled as a result of numerous factors, many of which are beyond the Company’s control, including title problems, weather conditions, protests, compliance with governmental requirements, including permitting issues, and shortages or delays in the delivery of equipment and services.

Arras’ financial condition could be adversely affected by changes in currency exchange rates, especially between the U.S. dollar and the Kazakh tenge (“KZT”) and the U.S dollar and the Canadian dollar given the focus on the Beskauga Project in Kazakhstan, and the Company’s corporate office in Vancouver, Canada.

Arras’ financial condition is affected in part by currency exchange rates, as portions of exploration costs in Kazakhstan and general and administration costs in Canada are denominated in the local currency. Although many Kazakh contracts have an adjustment provision to address substantial changes in foreign currency exchange rates, a weakening U.S. dollar relative to the KZT and Canadian dollar may have the effect of increasing exploration costs and general and administration costs, while a strengthening U.S. dollar may have the effect of reducing exploration costs and general and administration costs. The exchange rates between the Canadian dollar and the U.S. dollar and between the KZT and U.S. dollar have fluctuated widely in response to international political conditions, general economic conditions and other factors beyond the Company’s control.

Success depends on developing and maintaining relationships with local communities and other stakeholders.

Arras’ ongoing and future success depends on developing and maintaining productive relationships with the communities surrounding the Company’s operations and other stakeholders in its operating locations. The Company believes that its operations can provide valuable benefits to surrounding communities, in terms of direct employment, training and skills development. In addition, Arras seeks to maintain its partnerships and relationships with local communities and stakeholders in a variety of ways, including in-kind contributions, sponsorships and donations. Notwithstanding the Company’s ongoing efforts, local communities and stakeholders can become dissatisfied with the Company’s activities or the level of benefits provided, which may result in legal or administrative proceedings, civil unrest, protests, direct action or campaigns against the Company. Any such occurrences could materially and adversely affect the Company’s financial condition, results of operations and cash flows.

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

The Company’s exposure to information systems and cybersecurity risks.

Arras’ information systems (including those of any of its counterparties) may be vulnerable to the increasing threat of continually evolving cybersecurity risks. Unauthorized parties may attempt to gain access to these systems or the Company’s information through fraud or other means of deception. Arras’ operations depend, in part, on how well the Company and its counterparties protect networks, equipment, information technology systems and software against damage from threats. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact the Company’s reputation and results of operations. There can be no assurance that Arras or its counterparties will not incur such losses in the future. The Company’s risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cybersecurity and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access remain an area of attention.

The Company needs and relies upon key personnel.

Presently, Arras employs a limited number of full-time employees, utilizes outside consultants, and in large part relies on the efforts of its officers and directors. Success will depend, in part, upon the ability to attract and retain qualified employees. In particular, Arras has only three executive officers, Timothy Barry, Darren Klinck and Christopher Richards, and the loss of the services of any of these three persons could adversely affect its business.

The Company faces general risks in respect of its option and joint venture agreements.

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

The Company is subject to specific risks associated with joint venture agreements.

The Company holds its interest in the Stepnoe and Ekidos properties through the Stepnoe and Ekidos JV Agreement (as defined below), and the Akkuduk, Nogurbek, Maisor, Elemes, Aktasty, Besshoky, Aimandai and South Bozshakol properties through the Maikain JV Agreement (as defined below). The existence or occurrence of one or more of the following circumstances and events could have a material adverse impact on the Company’s profitability or the viability of the Company’s interest in the properties, which could have a material adverse impact on the Company’s future cash flows, earnings, results of operations and financial condition:

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

Risks Relating to the Mineral Exploration Industry

There are inherent risks in the mineral exploration industry.

The Company is subject to all of the risks inherent in the minerals exploration industry, including, without limitation, the following:

●	competition from a large number of companies, most of which are significantly larger than Arras, in the acquisition, exploration, and development of mining properties;
●	Arras may not be able raise enough money to pay the fees and taxes and perform the labor necessary to maintain its concessions in good status;
●	exploration for minerals is highly speculative, involves substantial risks and is frequently unproductive, even when conducted on properties known to contain significant quantities of mineralization, and the Company’s exploration projects may not result in the discovery of commercially mineable deposits of ore;
●	Arras’ operations are subject to a variety of existing laws and regulations relating to exploration and development, permitting procedures, safety precautions, property reclamation, employee health and safety, air quality standards, pollution and other environmental protection controls, and it may not be able to comply with these regulations and controls; and
●	a large number of factors beyond the Company’s control, including fluctuations in metal prices, inflation, and other economic conditions, will affect the economic feasibility of mining.

Metals prices are subject to extreme fluctuation.

Arras’ activities are influenced by the prices of commodities, including gold, copper, silver, zinc, lead and other metals. These prices fluctuate widely and are affected by numerous factors beyond the Company’s control, including interest rates, expectations for inflation, speculation, currency values (in particular, the strength of the U.S. dollar), global and regional demand, political and economic conditions and production costs in major metal-producing regions of the world.

Arras’ ability to establish reserves through its exploration activities, its future profitability and long-term viability depend, in large part, on the market prices of gold, copper, silver, zinc, lead and other metals. The market prices for these metals are volatile and are affected by numerous factors beyond the Company’s control, including:

●	global or regional consumption patterns;
●	supply of, and demand for, gold, copper, silver, zinc and lead;
●	speculative activities and producer hedging activities;
●	expectations for inflation;
●	political and economic conditions; and
●	supply of, and demand for, consumables required for production.

Future weakness in the global economy could increase volatility in metals prices or depress metals prices, which could in turn reduce the value of the Company’s properties, make it more difficult to raise additional capital, and make it uneconomical for it to continue exploration activities.

Future operations will require additional permits from various governmental authorities.

The Company’s operations are and will continue to be governed by laws and regulations governing prospecting, mineral exploration, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety, mining royalties and other matters. There can be no assurance that Arras will be able to acquire all required licenses, permits or property rights on reasonable terms or in a timely manner, or at all, that such terms will not be adversely changed, that required extensions will be granted, or that the issuance of such licenses, permits or property rights will not be challenged by third parties.

Title to the Company’s properties may be challenged or defective.

Arras attempts to confirm the validity of its rights of title to, or contract rights with respect to, each mineral property in which it has a material interest. However, the Company cannot guarantee that title to its properties will not be challenged. The Beskauga Property may be subject to prior unregistered agreements, interests or native land claims, and title may be affected by undetected defects. There may be valid challenges to the title of any of the claims comprising the Beskauga Property that, if successful, could impair possible development and/or operations with respect to such properties in the future. Challenges to permits or property rights (whether successful or unsuccessful), changes to the terms of permits or property rights, or a failure to comply with the terms of any permits or property rights that have been obtained could have a material adverse effect on the Company’s business by delaying or preventing or making continued operations economically unfeasible.

A title defect could result in Arras losing all or a portion of its right, title, and interest to and in the properties to which the title defect relates. Title insurance generally is not available, and the Company’s ability to ensure that it has obtained secure title to individual mineral properties or mining concessions may be severely constrained. In addition, Arras may be unable to operate its properties as permitted or to enforce its rights with respect to its properties. As of February 27, 2024, Arras is not aware of any challenges from the government or from third parties.

The Company is subject to complex environmental and other regulatory risks, which could expose it to significant liability and delay and potentially the suspension or termination of its exploration efforts.

Arras’ mineral exploration activities are subject to federal, state and local environmental regulations in Kazakhstan. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. No assurance can be given that environmental standards imposed by the government of Kazakhstan will not be changed, thereby possibly materially adversely affecting the Company’s proposed activities. Compliance with these environmental requirements may also necessitate significant capital outlays or may materially affect the Company’s earning power.

Environmental legislation is evolving in a manner that will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects, and a heightened degree of responsibility for companies and their officers, directors and employees.

Future changes in environmental regulations in Kazakhstan may adversely affect Arras’ exploration activities, make them prohibitively expensive, or prohibit them altogether. Environmental hazards may exist on the properties in which the Company currently holds interests, or may hold interests in the future, that are unknown to the Company at present and that have been caused by it or previous owners or operators, or that may have occurred naturally. Arras may be liable for remediating any damage that it may have caused. The liability could include costs for removing or remediating the release and damage to natural resources, including ground water, as well as the payment of fines and penalties.

The industry is highly competitive, attractive mineral properties and property concessions are scarce, and the Company may not be able to obtain quality properties or concessions.

Arras competes with other mining and exploration companies in the acquisition of mineral properties and property concessions. There is competition for a limited number of attractive mineral property acquisition opportunities, some of which is with other companies having substantially greater financial resources, staff and facilities than Arras does. As a result, the Company may have difficulty acquiring quality mineral properties or property concessions.

The Company’s operations are subject to various hazards.

Arras is subject to risks and hazards, including environmental hazards, possible encounters with unusual or unexpected geological formations, cave-ins, flooding and earthquakes, and periodic interruptions due to inclement or hazardous weather conditions. These occurrences could result in damage to, or the destruction of, mineral properties or future production facilities, personal injury or death, environmental damage, delays in exploration activities, asset write-downs, monetary losses and possible legal liability. Arras may not be insured against all losses or liabilities, either because such insurance is unavailable or because it has elected not to purchase such insurance due to high premium costs or other reasons. Although Arras maintains insurance in an amount that it considers to be adequate, liabilities might exceed policy limits, in which event it could incur significant costs that could adversely affect its activities. The realization of any significant liabilities in connection with Arras’ activities as described above could negatively affect its activities.

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

Arras’ business activities are primarily conducted in Kazakhstan, and as such, its activities are exposed to various levels of foreign political, economic and other risks and uncertainties. These risks and uncertainties include, but are not limited to, terrorism, hostage taking, military repression, extreme fluctuations in currency exchange rates, high rates of inflation, labor unrest, war or civil unrest, expropriation and nationalization, renegotiation or nullification of existing concessions, licenses, permits, approvals and contracts, illegal mining, changes in taxation policies, restrictions on foreign exchange and repatriation, changing political conditions, currency controls and governmental regulations that favor or require the rewarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

Changes, if any, in mining or investment policies or shifts in political attitude in Kazakhstan may adversely affect the Company’s exploration and possible future development activities. Arras may also be affected to varying degrees by government regulations with respect to, but not limited to, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety. Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests.

The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on Arras’ operations. In addition, legislation in Canada or Kazakhstan regulating foreign trade, investment and taxation could have a material adverse effect on the Company’s financial condition.

The Company faces risks as a result of operating in Kazakhstan.

The Beskauga Project is in Kazakhstan. As is typical of an emerging market, Kazakhstan’s business, legal and regulatory infrastructure has been subject to substantial political, economic and social change. Arras’ business in Kazakhstan is subject to Kazakhstan-specific laws and regulations, including with respect to tax, anti-corruption, and foreign exchange controls. Such laws are often rapidly changing and are unpredictable. The Company’s failure to manage the risks associated with doing business in Kazakhstan could have a material adverse effect upon its results of operations.

The Company’s main project is the Beskauga Project, and any adverse development affecting the Beskauga Project, including the Company’s interests, licenses and permits relating thereto, could be expected have a material adverse effect on the Company, its businesses, prospects, assets, results of operations and condition (financial or otherwise).

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

Risks Relating to the Company’s Common Shares

Further equity financings may lead to the dilution of the Company’s common shares.

In order to finance future operations, Arras may raise funds through the issuance of common shares or the issuance of debt instruments or other securities convertible into common shares. Arras cannot predict the size of future issuances of common shares or the size and terms of future issuances of debt instruments or other securities convertible into common shares or the effect, if any, that future issuances and sales of the Company’s securities will have on the market price of the Company’s common shares. Any transaction involving the issuance of previously authorized but unissued shares, or securities convertible into common shares, would result in dilution, possibly substantial, to present and prospective security holders. Demand for equity securities in the mining industry has been weak; therefore, equity financing may not be available on attractive terms and, if available, will likely result in significant dilution to existing shareholders.

Arras may lose its “foreign private issuer” status in the future, which could result in additional costs and expenses.

Arras is a “foreign private issuer,” as such term is defined in Rule 405 under the Securities Act and is not subject to the same requirements that are imposed upon U.S. domestic issuers by the Securities and Exchange Commission (the “SEC”). Arras may in the future lose foreign private issuer status if a majority of its common shares are held in the United States and it fails to meet the additional requirements necessary to avoid loss of foreign private issuer status, such as if (i) a majority of its directors or executive officers are U.S. citizens or residents; (ii) a majority of its assets are located in the United States; or (iii) its business is administered principally in the United States. The regulatory and compliance costs to the Company under U.S. securities laws as a U.S. domestic issuer will be significantly more than the costs incurred as a Canadian foreign private issuer. If Arras is not a foreign private issuer, it may be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are generally more detailed and extensive than the forms available to a foreign private issuer. In addition, Arras may lose the ability to rely upon exemptions from corporate governance requirements that are available to foreign private issuers. Further, if Arras engages in capital raising activities after losing foreign private issuer status, there is a higher likelihood that investors may require the Company to file resale registration statements with the SEC as a condition to any such financing.

The Company is subject to risks associated with evolving corporate governance and public disclosure regulations.

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

No dividends are anticipated.

At the present time, Arras does not anticipate paying dividends, cash or otherwise, on its common shares in the foreseeable future. Future dividends will depend on earnings, if any, the Company’s financial requirements and other factors. There can be no assurance that Arras will pay dividends.

The Company may be a passive foreign investment company for U.S. federal income tax purposes.

The Company may be, or could become, a passive foreign investment company within the meaning of Section 1297 of the Internal Revenue Code of 1986, as amended, which could result in certain potentially adverse U.S. federal income tax consequences to certain U.S. taxpayers with respect to such taxpayer’s ownership and disposition of the Company’s common shares.

ITEM 4.	INFORMATION ON THE COMPANY.

Business Overview

Arras is an exploration stage company, engaged in the business of mineral exploration. The Company’s exploration is focused on discovering and delineating Mineral Resources at the Company’s material property, the Beskauga Project (as defined below), which is comprised of three contiguous licenses located in Kazakhstan. Arras has not realized any revenues. The Company has not established any reserves with respect to its exploration projects and may never enter into the development stage with respect to any of its projects.

Organizational Structure

The Company was incorporated under the Business Corporations Act (British Columbia) on February 5, 2021 as a wholly owned subsidiary of Silver Bull. Arras was formed to hold Silver Bull’s interests in the Beskauga Project located in Kazakhstan. On March 19, 2021, Silver Bull transferred its Kazakh assets to the Company pursuant to the terms of the APA in exchange for the issuance of 36,000,000 common shares of the Company to Silver Bull. The transferred assets included an option agreement with respect to the Beskauga Property (as defined below), a joint venture agreement with respect to the Stepnoe and Ekidos properties (the “Stepnoe and Ekidos JV Agreement”) and loans payable by Ekidos Minerals LLP (“Ekidos LLP”) to Silver Bull. On September 24, 2021, Silver Bull distributed approximately 34.5 million of its common shares issued to its shareholders by way of a special dividend, on the basis of one common share for each share of common stock in the capital of Silver Bull held by such shareholders. Upon completion of the Spin-off, Silver Bull retained an approximately 4% ownership interest in Arras. As of October 31, 2022, Silver Bull no longer had any ownership interest in Arras. On February 3, 2022, the Company purchased 100% of the issued and outstanding shares of Ekidos LLP, and Ekidos LLP became a wholly owned subsidiary of the Company.

On February 10, 2023, Arras Metals Ltd. (“Arras Metals”) was incorporated at Astana International Financial Centre in Astana, Republic of Kazakhstan, as a wholly owned subsidiary of the Company, for the purpose of holding mineral exploration investments.

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

As of October 31, 2023, approximately $9.9 million of the required Exploration Expenditures have been incurred under the Beskauga Option Agreement. The Company expects to finance additional Exploration Expenditures through proceeds from issuances of equity securities of the Company. See “Risk Factors—Risks Relating to the Company—the Company may have difficulty meeting its current and future capital requirements.”

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

The Company (through Ekidos LLP) and Copperbelt have initial participating interests in the joint venture of 80% and 20%, respectively. Pursuant to the Stepnoe and Ekidos JV Agreement, once the Company spends a minimum of $3,000,000 on either the Stepnoe or Ekidos property, the Company has the option to acquire Copperbelt’s participating interest in such property for $1,500,000. As of October 31, 2023, approximately $1,219,000 of the required expenditures have been incurred under the Stepnoe and Ekidos JV Agreement.

The Stepnoe and Ekidos JV Agreement shall terminate automatically upon there being one participant in the joint venture, or by written agreement between the parties.

On November 11, 2023, the Stepnoe and Ekidos JV Agreement was amended to allow for financing and third- party support of exploration and development activities on some or all of the JV licenses.

Maikain JV Agreement

On May 20, 2021, Ekidos LLP entered into the Maikain Joint Venture Agreement (the “Maikain JV Agreement”) with Orogen LLP, a company incorporated under the laws of Kazakhstan, in connection with, among other things, mineral license applications for, and further exploration and evaluation of, certain properties in an area of interest, including the Akkuduk, Nogurbek, Maisor, Elemes, Aktasty, Besshoky, Aimandai and South Bozshakol properties located in Kazakhstan. The following exploration licenses have been granted for an initial six-year period, with the possibility of a five-year extension.

Property	Exploration License	Grant Date
Akkuduk	1178-EL	February 2, 2021
Nogurbek	1413-EL	August 20, 2021
Maisor	1471-EL	October 22, 2021
Elemes	1555-EL	January 14, 2022
Aktasty	1675-EL	March 18, 2022
Besshoky	1819-EL	August 15, 2022
Aimandai	1840-EL	September 23, 2022
South Bozshakol	1866-EL	October 22, 2022

The Company (through Ekidos LLP) and Orogen LLP have initial participating interests in the Maikain joint venture of 80% and 20%, respectively. Pursuant to the Maikain JV Agreement, once the Company spends a minimum of $3,000,000 on a property in the area of interest, the Company has the option to acquire Orogen LLP’s participating interest in such property for $1,500,000. As of October 31, 2023, approximately $1,534,000 of the required expenditures have been incurred.

The Maikain JV Agreement shall terminate automatically upon the earlier of (i) there being one participant in the joint venture, (ii) by written agreement between the parties, or (iii) May 20, 2024.

On November 11, 2023, the Maikain JV Agreement was amended to accommodate the Teck Alliance Agreement to allow for third-party financing and support of exploration and development activities on some or all of the JV licenses. The amended agreement also clarifies that the Maikain JV Agreement shall not terminate and will continue in full force and effect with respect to any mineral licenses held by or on behalf of the Maikain joint venture as of the date of expiry (May 20, 2024).

Teck Alliance Agreement

On December 7, 2023. the Company entered into the Teck Alliance Agreement with Teck and received $1.5 million cash, primarily for the reimbursement of certain related expenses made by the Company prior to the Teck Alliance Agreement until December 31, 2023. Upon the terms and subject to the conditions set forth in the Teck Alliance Agreement, in order for Teck to earn and maintain its option, Teck must have contributed for the exploration expenditure of $5 million for two licenses packages totaling approximately 1,736 square kilometers located in Pavlodar, Kazakhstan before December 31, 2025 (the “Initial Exploration Period”). Of this, $2 million is a firm commitment to be completed in calendar year 2024. Funding is made on a quarterly basis based on the subsequent quarter’s exploration budget. The following exploration licenses are included in the Teck Alliance Agreement and have been granted for an initial six-year period, with the possibility of a five-year extension.

Property	Exploration License	Grant Date
Akkuduk	1178-EL	February 2, 2021
Nogurbek	1413-EL	August 20, 2021
Maisor	1471-EL	October 22, 2021
Elemes	1555-EL	January 14, 2022
Aktasty	1675-EL	March 18, 2022
Besshoky	1819-EL	August 15, 2022
South Bozshakol	1866-EL	October 22, 2022
Azhe-1	2207-EL	October 23, 2023
Karatol-1	Application Pending	NA
Karatol-3	2367-EL	January 10, 2024

On the completion of the Initial Exploration Period, Teck may exercise an option in the Teck Alliance Agreement by selecting up to four designated properties up to 120 square kilometers each. Teck must have paid $500,000 for each designated property to the Company as an additional reimbursement for the previously invested exploration expenditure.

Teck will have three options to earn and maintain its option:

●	“First Option”: Teck may elect to solely fund $5.5 million over the next two years ($2.5 million committed in Year 1) and on completion will be deemed to own 51% of the designated property,
●	“Second Option”: Teck may elect to solely fund $18 million over the next three years ($5 million committed in Year 1) to earn an additional 14% (total of 65%) of the designated property,
●	“Third Option”: Teck may elect to solely fund $24 million over four years ($6 million committed in Year 1) to earn an additional 10% (total of 75%) of the designated property.

If Teck elects not to continue with the Teck Alliance Agreement before December 31, 2025, the licenses will remain 100% owned by the Company. The exploration programs will be initially managed by the Company, with Teck being able to approve the exploration program funded by it. Thereafter, Teck will have the right to assume the role of manager. If the Teck Alliance Agreement is terminated by Teck without cause at the Initial Exploration Period, the Company is under no obligation to reimburse Teck for amounts contributed under the Teck Alliance Agreement. On February 9, 2024, the Company has received a second payment of $626,000 from Teck pursuant to the Teck Alliance Agreement to fund the alliance exploration activities for the first calendar quarter of 2024.

Financings and Issuances of the Company’s Securities

On November 10, 2022, Arras entered into a series of substantially similar subscription agreements (each, a “November 2022 Subscription Agreement”) pursuant to which Arras issued and sold to certain investors an aggregate of 15,938,250 Arras common shares at a price of CDN$0.45 per share, for gross proceeds of CDN$7,172,213. The private placement included subscriptions from certain members of the board of directors and management team (and their respective affiliates) of Arras for an aggregate of 331,000 Arras common shares (CDN$148,950). All Arras common shares issued in the private placement were subject to a hold period under applicable Canadian securities laws, which expired on March 20, 2023. The Company relied on the exemption from registration under Section 4(a)(2) of the Securities Act, or Rule 506 of Regulation D, or Regulation S, for purposes of the private placement.

See also “Item 6. Directors, Senior Management and Employees—Compensation” and “Item 6. Directors, Senior Management and Employees—Share Ownership—Compensation Plans—Arras Minerals Corp. Equity Incentive Plan” for other issuances of securities of Arras under its equity incentive plan.

Property, Plant and Equipment

Beskauga Project

Location, Access and Infrastructure

The Beskauga Project is located in the Pavlodar Region of northeastern Kazakhstan, approximately 300 km from the Kazakhstan capital, Astana, approximately 70 kilometers southwest of the city of Pavlodar (population of approximately 330,000), and approximately 65 kilometers east of the town of Ekibastuz (population of approximately 125,000). There is an international airport at Astana. Access to the project area is via sealed road from Pavlodar.

The property comprises three licenses, the Beskauga mineral license (40 square kilometers) in the center of the property, which has been the subject of all work carried out thus far, and the Stepnoe (371 square kilometers) and Ekidos (252 square kilometers) mineral exploration licenses.

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

The map below shows the location of the Beskauga Project:

Legend
Beskauga Concession
Other Arras Concessions
Ekibastuz
Astana
0 25 50 km
7900000
8000000
8100000
8200000
8300000
8400000
8500000
6900000
6800000
6700000
6600000
6500000

Property History, Title and Ownership Rights

The Beskauga deposit was discovered by a regional shallow drilling program conducted during the Soviet-era in the 1980s. Dostyk maintained minerals rights for the Beskauga deposit based on License No. 785 (series MG) dated January 8, 1996, and a series of subsequent contracts and addendums as per the Republic of Kazakhstan legislation.

On May 27, 2023, the government of Kazakhstan agreed to convert the Beskauga exploration contract to an exploration license under the current Kazakh mining code. On August 8, 2023, exploration license 2092-EL was granted until February 8, 2024, with the option to renew for an additional five-year period. On November 3, 2023, the exploration license 2092-EL was renewed until February 8, 2029.

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

Mineral Resource Estimate

The Company retained Archer, Cathro & Associates (1981) Limited (“Archer Cathro”) to prepare an independent technical report summary on the Beskauga Project dated February 27, 2024 (the “Technical Report Summary”). The purpose of the Technical Report Summary is to support the disclosure of Mineral Resource estimates for the Beskauga Project. The Technical Report Summary conforms to SEC Modernized Property Disclosure Requirements for Mining Registrants as described in Item 1300 of Regulation S-K, Disclosure by Registrants Engaged in Mining Operations (“S-K 1300”) and Item 601(b)(96) (Technical report summary) of Regulation S-K.

To demonstrate potential of the Beskauga deposit for eventual economic extraction, a preliminary pit optimization study was completed. The pit optimisation was carried out using the mining module of the Studio NPVS software application using the Lerch-Grossman algorithm.

The Mineral Resource estimate has been reported for all blocks in the resource model that are contained within the pit and have a gross metal value (“GMV”) exceeding $20/tonne. The GMV was calculated using base-case metal prices and recoveries for copper, gold, and silver.

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

Beskauga Deposit—Summary of Copper, Silver and Gold Mineral Resources as of October 31, 2023

based on a GMV cut-off that uses three-year trailing prices to December 27 2021 of $3.50/pound for copper, $22.00/ounce for silver and $1,750/ounce for gold

Category	Tonnage (Mt)	Cu (%)	Au (g/t)	Ag (g/t)
Indicated Mineral Resources	111.2	0.30	0.49	1.34
Inferred Mineral Resources	92.6	0.24	0.50	1.14

Notes:

●	A GMV $/t cut-off of $20/t was used, and the GMV formula is: GMV $/t = Au(grams)*74.5%*$56.26+ Cu(tonnes)*85%*$7.714 + Ag(grams)*50%*$0.71
●	Base metal prices considered were $3.50/lb copper, $22.00/oz silver, and $1,750/oz gold.
●	The Mineral Resource is stated within a pit shell using the base-case metal prices.

●	S-K 1300 definitions were followed for the Mineral Resource.
●	The Mineral Resource is not believed to be materially affected by any known environmental, permitting, legal, title, taxation, socio-economic, marketing, political or other relevant factors.
●	These Mineral Resources are not Mineral Reserves as they do not have demonstrated economic viability.
●	The quantity and grade of reported Inferred Resources in this Mineral Resource estimate are uncertain in nature and there has been insufficient exploration to define these Inferred Resources as Indicated or Measured; however, it is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.
●	See also pages 12 and 13 of the Technical Report Summary (filed as Exhibit 15.3) to this Annual Report on Form 20-F for the material assumptions and criteria for the Mineral Resource estimates.

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

Exploration Program - Beskauga

Arras commenced an exploration program in the second calendar quarter of 2021 on the Beskauga Property, which commenced after the date of the Technical Report Summary. This involved a geological mapping and sampling program of key select areas, as well as a diamond drilling program targeting extensions to the known mineralization. The exploration program’s design was determined based on historical geological information in the area and an airborne geophysics program that was completed in April 2021.

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

From the commencement of the project’s exploration program in the second calendar quarter of 2021 to December 31, 2023, approximately 25,000 meters of diamond drilling has been completed.

In 2024, the exploration program at the Beskauga Property will encompass a continuation of geological mapping and sampling, alongside additional diamond drilling. This program’s blueprint draws upon Arras’ 2023 findings, as well as historical geological data from other firms and various geophysical surveys. Its objective is to enhance the current resource and explore the broader, undrilled area.

The program will feature a 5,000-meter exploration drill initiative to comprehensively examine Beskauga’s mineralizing system. It will also involve gathering multi-element litho-geochemical and hyperspectral data from historical pulps and drill cores, along with ongoing relogging of selected drill cores. Furthermore, the program includes follow-up investigations on regional targets using geophysics and prospect drilling within the Beskauga license area.

A key aim of the 2024 program is to determine Arras' decision regarding the potential purchase of the Beskauga license from Copperbelt AG.

Overall, the 2024 program aims to deepen the Company’s understanding of the deposit architecture and support the development of an enhanced three-dimensional (3D) geological model, crucial for guiding additional metallurgical sampling and other objectives. The outlined activities are slated for completion by December 31, 2024.

Apart from the Beskauga license, Arras holds additional regional mineral exploration licenses (Elemes, Aimandai, Stepnoe and Ekidos), all targeting the same geological belt hosting the Beskauga deposit. These areas are early-stage greenfield projects. The 2024 work program builds upon activities from the preceding year and includes:

●	Compilation of historical Soviet data on these areas to glean insights into their geology, mineralization, and exploration prospects.
●	Follow-up mapping and prospecting to identify rock types, structures, and other geological features, alongside systematic searches for mineralization.
●	Targeting areas with suitable soil horizons through soil grids to detect anomalies indicative of mineralization.
●	Conducting targeted geophysics and prospect drilling in prospective areas to confirm and delineate mineralization.

Furthermore, on December 7, 2023, Arras announced a strategic alliance with Teck, encompassing eight additional licenses controlled by Arras (Azhe 1, Karatol 2, Bozshakol South, Maisor, Aktasty, Nogurbek, Akkuduk, and Besshoky). Key aspects of this alliance include Teck’s funding of generative exploration work through 2025, with Arras acting as manager initially. The exploration program with Teck largely mirrors that of Arras’ regional licenses, focusing on compiling historical data, mapping, prospecting, soil grid targeting, geophysics, and prospect drilling.

The location of all licenses mentioned are shown in the map below.

N
Bozshakol
Cu Mine
Kaz Minerals
Maisor
Aktasty
Azhe 1
Karatol 2
Bozshakol
South
Aimandai
Ekibastuz
Package A
Beskauga Deposit
Stepnoe
Ekidos
Elemes
Package B
Nogurbek
Besshoky
Akkuduk
Arras-Teck
Exploration
Alliance
Astana
0 10 20 30 kms
ARRAS
MINERALS CORP.

Figure 1. Map showing Arras’s mineral license situation. Package A and Package B fall under the Strategic Alliance agreement with Teck Resources. Elemes, Aimandai, Stepnoe, and Ekidos are licenses controlled by Arras. The Beskauga license is controlled by Arras via an option to purchase agreement with the Swiss private company Copperbelt AG.

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

Corporate Offices

The Company is domiciled in Canada and its registered office is located at Suite 2600, Three Bentall Centre, 595 Burrard Street, Vancouver, British Columbia V7X 1L3, Canada. The principal executive offices are located at 777 Dunsmuir Street, Suite 1605, Vancouver, British Columbia V7Y 1K4, Canada, and the Company’s telephone number is (604) 687-5800.

Available Information

The SEC maintains an Internet website that contains reports and other information about issuers, like Arras, that file electronically with the SEC. The address of that website is www.sec.gov.

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

Beskauga Project

Arras’s Beskauga Project consists of three licenses: the Beskauga license, which was re-issued under the current SSU Code in August 2023, and extended until February 8, 2029; and the Ekidos and Stepnoe licenses, which were issued under the SSU Code in October 2020. The Beskauga license is held by Dostyk, a Kazakh entity 100% owned by Copperbelt, a private mineral exploration company registered in Switzerland with which Arras has an option agreement.

Beskauga License

Dostyk maintains minerals rights for the Beskauga deposit based on Exploration License No. 2092-EL dated November 3, 2023, with a license term ending on February 8, 2029.

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

On May 27, 2023, MIID agreed to convert the Beskauga exploration contract to an exploration license under the current SSU Code. On August 8, 2023, exploration license 2092-EL was granted until February 8, 2024, with the option to renew for an additional five-year period. On November 3, 2023, exploration license 2092-EL was renewed until February 8, 2029.

Other Exploration Licenses

Ekidos LLP holds twelve exploration licenses. All licenses were applied for under the SSU Code. Under the code, the licenses are granted for “All Minerals” (except uranium) for an initial six-year period. The licenses can be extended once for an additional five years.

An annual exploration commitment for each license is calculated based on the number of 2.1 km2 “blocks” contained within the license. The exploration commitment for each block is calculated based on a “minimum wage index” (MRP) by the Kazakh State which is then multiplied by the index established by the SSU Code. The rates vary slightly from year to year due to changing MRP indices, but the annual expenditure commitment for 2023 for the exploration licenses were calculated via a formula outlined in the SSU Code. It is not expected that the annual exploration commitment cost will materially vary over the first three years.

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

On November 11, 2023, the Maikain JV Agreement was amended to accommodate the Teck Alliance Agreement to allow for third-party financing and support of exploration and development activities on some or all of the JV licenses. The amended agreement also clarifies that the Maikain JV Agreement shall not terminate and will continue in full force and effect with respect to any mineral licenses held by or on behalf of the Maikain joint venture as of the date of expiry (May 20, 2024). For sake of clarity, new licenses acquired subsequent to May 20, 2024 will not fall under the Maikain JV Agreement.

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

Operating Results

For the year ended October 31, 2023, the Company had a net loss of $5,717,894 compared to a net loss of $5,945,556 for the year ended October 31, 2022.

Liquidity and Capital Resources

As of October 31, 2023, the Company had cash and cash equivalents of $290,684, as compared to cash and cash equivalents of $424,124 as of October 31, 2022. The decrease in liquidity was primarily the result of the exploration activities in Kazakhstan and general and administrative expenses, which were partially offset by the proceeds of the following private placements.

From November 10, 2022 to December 16, 2022, the Company completed a series of tranches of a private placement, issuing a total of 15,938,250 common shares at a price of $CDN 0.45 per common share for gross proceeds of $CDN 7,172,213 ($5,340,350). The Company paid finder’s fees totaling $CDN 84,432 ($61,629) to agents with respect to certain purchasers who were introduced to the Company. The Company incurred other offering costs associated with this private placement in the amount of $43,749.

As of October 31, 2023, the Company has earned no revenues and has incurred accumulated net losses of approximately $13.8 million. The Company’s ability to continue as a going concern is dependent on raising additional capital to fund the Company’s exploration plans and ultimately to attain profitable operations. Management plans to pursue possible financing options, including but not limited to obtaining additional equity financing or executing other strategic alternatives, such as the Teck Alliance Agreement. However, there is no assurance that the Company will be successful in pursuing these plans.

As future additional financing in the near term will likely be in the form of proceeds from issuances of equity securities, it is likely that there will be dilution to the Company’s existing shareholders. Moreover, Arras may incur fees and expenses in the pursuit of such financings, which will increase the rate at which its cash and cash equivalents are depleted.

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

Directors and Senior Management

Board of Directors

The Arras Board is comprised of five seats, two of which are filled by current members of the Silver Bull Board. A majority of the members of the Arras Board are independent based on applicable Canadian securities laws and non-U.S. persons.

The following table sets forth certain summary information in respect of the current directors of the Company.

Name and place of residence	Position(s)/title	Date first became a director	Principal occupation(s) for the past five years
Brian D. Edgar Vancouver, British Columbia	Chairman	February 5, 2021	Corporate Director
Timothy T. Barry Squamish, British Columbia	Director and Chief Executive Officer	February 5, 2021	President (February 5, 2021–October 1, 2021) and Chief Executive Officer (since February 5, 2021) of Arras; and Chief Executive Officer of Silver Bull (a mining company) (since 2011).
Darren E. Klinck, Vancouver, British Columbia	Director and President	October 1, 2021	President, Arras (since October 1, 2021); President, Silver Bull (a mining company) (October 1, 2021–April 2023); and President (August 2017–April 2021) and Chief Executive Officer (August 2017–January 2020) of Bluestone Resources Inc.
G. Wesley Carson Vancouver, British Columbia	Director	April 1, 2021	Vice President, Mining Operations at Wheaton Precious Metals Corp. (since 2017); and Vice President, Project Development at Sabina Gold & Silver Corp. (from 2012 to 2017).
Daniel J. Kunz Boise, Idaho	Director	April 1, 2021	President and Chief Executive Officer of Prime Mining Corp. (a mining company) (since June 2020); and Managing Member of Daniel Kunz & Associates, LLC (an advisory and engineering services company) (since 2014).
Vera Kobalia New Westminster, British Columbia	Director	March 2, 2022	Founder, Kobalia Consulting (a firm advising public and private sector leaders, including local and federal governments) (since 2013); and Co-founder, Olyn Inc. (an asset registry service) (since 2020).
Christian Milau Vancouver, British Columbia	Director	September 8, 2022	Chief Executive Officer of Blue Dot Carbon Corp. (since September 2022); and Chief Executive Officer of Equinox Gold Corp. (from August 2016 to August 2022).

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

Timothy T. Barry

Mr. Barry has served as President (February 5, 2021–October 1, 2021) and Chief Executive Officer (since February 5, 2021) of Arras and as President (2011–October 1, 2021 and since April 21, 2023), Chief Executive Officer and a director and (since March 2011) of Silver Bull. Since October 2021, he has served as a director of Torrent Gold Inc. From August 2010 to March 2011, he served as Silver Bull’s Vice President – Exploration. Between 2006 and August 2010, Mr. Barry spent five years working as Chief Geologist in West and Central Africa for Dome. During this time, he managed all aspects of Dome’s exploration programs and oversaw corporate compliance for Dome’s various subsidiaries. Mr. Barry also served on Dome’s board of directors. In 2005, he worked as a project geologist in Mongolia for Entree Gold, a company that has a significant stake in the Oyu Tolgoi mine in Mongolia. Between 1998 and 2005, Mr. Barry worked as an exploration geologist for Ross River Minerals Inc. on its El Pulpo copper/gold project in Sinaloa, Mexico, for Canabrava Diamonds Corporation on its exploration programs in the James Bay lowlands in Ontario, Canada, and for Homestake Mining Company on its Plutonic Gold Mine in Western Australia. He has also worked as a mapping geologist for the Geological Survey of Canada in the Coast Mountains, and as a research assistant at the University of British Columbia, where he examined the potential of CO2 sequestration in Canada using ultramafic rocks. Mr. Barry received a bachelor of science degree from the University of Otago in Dundein, New Zealand and is a Chartered Professional Geologist (CPAusIMM).

Darren E. Klinck

Mr. Klinck has served as President of Arras since October 1, 2021. He most recently served as President of Silver Bull (October 1, 2021–April 21, 2023) and as President (August 2017–April 2021) and Chief Executive Officer (August 2017–January 2020) of Bluestone Resources Inc. From April 2007 to June 2017, he served in numerous roles at OceanaGold Corporation, including Executive Vice President and Head of Corporate Development, Head of Business Development, and Vice President of Corporate and Investor Relations. Mr. Klinck has served as a director of ValOre Metals Corp. since June 1, 2021. In addition, he served as a director of Bluestone Resources Inc. from August 2017 to April 2021. Mr. Klinck has a Bachelor of Commerce degree from the Haskayne School of Business at The University of Calgary.

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

Daniel J. Kunz

Mr. Kunz has more than 35 years of experience in international mining, energy, engineering and construction, including in executive, business development, management, accounting, finance and operations roles. He has served as a member of the Silver Bull Board since April 2011. In June 2020, he was appointed President and Chief Executive Officer of Prime Mining Corp., serving in this role until his retirement in January 2024. Since 2014, he has been the managing member of Daniel Kunz & Associates, LLC, an advisory and engineering services company focused on the natural resources sector. From 2013 to 2018, he was the Chairman and Chief Executive Officer of Gold Torrent, Inc., a mine development company. In addition, Mr. Kunz is the founder, and from 2003 until he retired in April 2013 was the President and Chief Executive Officer and a director, of U.S. Geothermal, Inc., a renewable energy company that owns and operates geothermal power plants in Idaho, Oregon, and Nevada and was sold to Ormat Technologies, Inc. in 2018. Mr. Kunz was Senior Vice President and Chief Operating Officer of Ivanhoe Mines Ltd. from 1997 to October 2000, and served as its President and Chief Executive Officer and as a director from November 2000 to March 2003. He was part of the team that discovered Oyu Tolgoi, one of the world’s largest copper-gold deposits. From March 2003 to March 2004, Mr. Kunz served as President and Chief Executive Officer of China Gold International Resources Corp. Ltd. and served as a director from March 2003 to October 2009. Mr. Kunz was a founder of MK Resources LLC, formerly known as the NASDAQ-listed company MK Gold Corporation, and directed the company’s 1993 initial public offering as the President and Chief Executive Officer and a director. For 17 years, he held executive positions with NYSE-listed Morrison Knudsen Corporation (including Vice President and Controller). Mr. Kunz holds a Masters of Business Administration and a Bachelor of Science in Engineering Science. He is currently a director of Torrent Gold Inc., Prime Mining Corp., and Greenbriar Capital Corp.

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

Public Company Directorships

The following directors currently serve on the board of directors of the public companies set out below:

Name	Public company directorship(s)
Brian D. Edgar	Denison Mines Corp. and Silver Bull
Timothy T. Barry	Silver Bull and Torrent Gold Inc.
Darren E. Klinck	ValOre Metals Corp.
G. Wesley Carson	Prosper Gold Corp.
Daniel J. Kunz	Greenbriar Capital Corp., Prime Mining Corp. and Torrent Gold Inc.
Vera Kobalia	Sandstorm Gold Ltd.
Christian Milau	Northern Dynasty Minerals Ltd.

Senior Management

The following table sets forth certain summary information in respect of the Company’s senior management as of the date of this Annual Report.

Name and place of residence	Position(s)/title	Principal occupation(s) for the past five years
Timothy T. Barry Squamish, British Columbia	Chief Executive Officer	President (February 5, 2021–October 1, 2021 and since April 21, 2023) and Chief Executive Officer (since February 5, 2021) of Arras; and Chief Executive Officer of Silver Bull (a mining company) (since 2011).
Darren E. Klinck Vancouver, British Columbia	President	President, Arras (since October 1, 2021); President, Silver Bull (a mining company) (October 1, 2021–April 21, 2023); President (August 2017–April 2021) and Chief Executive Officer (August 2017–January 2020) of Bluestone Resources Inc.
Christopher Richards Vancouver, British Columbia	Chief Financial Officer	Chief Financial Officer of Silver Bull (a mining company) (since September 2020); Vice President of Finance for Great Panther Mining Limited (a mining company) (from June 2018 until February 2020); self-employed senior financial consultant (January 2017 until May 2018).

Timothy T. Barry, Chief Executive Officer

See “—Directors and Senior Management—Board of Directors” above.

Darren E. Klinck, President

See “—Directors and Senior Management—Board of Directors” above.

Christopher Richards, Chief Financial Officer

Mr. Richards was appointed as Silver Bull’s Chief Financial Officer effective as of September 28, 2020. Previously, Mr. Richards served as the Vice President of Finance for Great Panther Mining Limited, a U.S. and Canadian dual-listed gold and silver producer, from June 2018 to February 2020. From January 2017 to May 2018, he was self-employed as a senior financial consultant, advising public and private companies in the mining and natural resources industries. Prior to that, Mr. Richards served as the Vice President of Finance and Corporate Secretary (December 2013–December 2016) and Group Controller (April 2009–November 2013) of Kyzyl Gold Ltd., a wholly owned subsidiary of Polymetal International plc, engaged in the development of the Kyzyl Gold Mine located in Kazakhstan. From July 2015 to October 2016, he served as the Chief Financial Officer of TSX Venture Exchange-listed True North Gems Inc. Earlier in his career, Mr. Richards served as the Corporate Controller of U.S. and Canadian dual-listed NovaGold Resources Inc. and as a Senior Manager of Audit for KPMG LLP. He is a CPA (Chartered Professional Accountant, British Columbia), CA, and received a Bachelor of Business Administration degree from Simon Fraser University in 2000 and a certificate in mining studies from the University of British Columbia in 2014.

Arrangements Concerning Election of Directors; Family Relationships

The Company is not a party to, and are not aware of, any arrangements pursuant to which any of its senior management members or directors was selected as such. In addition, there are no family relationships among the Company’s senior management members or directors.

Compensation

Directors and Senior Management

Compensation Expenses for the Year Ended October 31, 2023

	Salary and related benefits ($)	Non-Equity Incentive Plan compensation ($)	Share-based compensation ($)(1)	Total ($)
Timothy Barry, CEO and Director	231,542	27,698	85,159	344,399
Darren Klinck, President and Director	231,542	27,698	85,159	344,399
Christopher Richards, CFO	139,067	16,619	51,095	206,781
Brian Edgar, Chairmana nd Director	44,370	nil	nil	44,370
Wesley Carson, Director	20,336	nil	nil	20,336
Daniel Kunz, Director	20,336	nil	nil	20,336
Vera Kobalia, Director	18,487	nil	nil	18,487
Christian Milau, Director	22,185	nil	nil	22,185
Total	$727,865	$72,015	$221,413	$1,021,293

(1)	In accordance with IFRS, this is the estimated grant date fair value of each restricted share unit (“RSU”) granted during the period.

Employment Agreements with Senior Management

In February 2022, the Company entered into an employment or consulting agreement, effective January 1, 2022, with each member of the senior management team.

Timothy T. Barry

In February 2022, the Company entered into a consulting agreement (the “Barry Consulting Agreement”) with Mr. Barry, pursuant to which Mr. Barry serves as the Chief Executive Officer of the Company. Pursuant to the terms and conditions of the Barry Consulting Agreement, Mr. Barry received an annual fee of CDN$300,000 (the “Barry Consulting Fee”) and is eligible to participate in the Company’s annual bonus plans during the term of the Barry Consulting Agreement, with a bonus target of up to 50% of the annual fee, or a target determined by the Arras Board. Effective January 1, 2023, the annual fee was revised to CDN$315,000.

In addition, Mr. Barry is eligible to participate in the Company’s Management Retention Bonus Plan. In the event that the Barry Consulting Agreement is terminated by the Company without cause or by Mr. Barry for “good reason” (as defined in the Barry Consulting Agreement), Mr. Barry is entitled to 12 months of the Barry Consulting Fee plus one month of the Barry Consulting Fee for each additional year of service from February 9, 2022, up to a maximum of 24 months of the Barry Consulting Fee plus a payment equal to a pro-rated portion of the annual cash bonus. If the Company terminates the Barry Consulting Agreement without cause within three months following a “change of control” (as defined in the Barry Consulting Agreement), Mr. Barry is entitled to 24 months of the Barry Consulting Fee plus a lump-sum payment equal to two times the annual cash bonus (such payment, the “Barry Change of Control Payment”). In addition, Mr. Barry has the right to terminate the Barry Consulting Agreement for any reason within six months following a “change of control” and receive the Barry Change of Control Payment from the Company. In addition, upon any termination pursuant to which Mr. Barry receives any of the termination of Barry Change of Control Payments described above, Mr. Barry is further entitled to continued benefits provided under the Company’s insured standard benefit plan for a period of 12 months following such termination.

Darren E. Klinck

In February 2022, the Company entered into an amended consulting agreement (the “Westcott Consulting Agreement”) with Mr. Klinck’s personal service corporation, Westcott Management Ltd. (“Westcott”), pursuant to which Mr. Klinck serves as the President of the Company. Pursuant to the terms and conditions of the Westcott Consulting Agreement, Westcott received an annual fee of CDN$300,000 (the “Westcott Consulting Fee”) and is eligible to participate in the Company’s annual bonus plans during the term of the Westcott Consulting Agreement, with a bonus target of up to 50% of the annual fee, or a target determined by the Arras Board. Effective January 1, 2023, the annual fee was revised to CDN$315,000.

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

In the event that the Westcott Consulting Agreement is terminated by the Company without cause or by Wescott for “good reason” (as defined in the Westcott Consulting Agreement), Wescott is entitled to 12 months of the Westcott Consulting Fee plus one month of the Westcott Consulting Fee for each additional year of service from October 1, 2021, up to a maximum of 24 months of the Westcott Consulting Fee plus a payment equal to a pro-rated portion of the annual cash bonus. If the Company terminates the Westcott Consulting Agreement without cause within three months following a “change of control,” Wescott is entitled to 24 months of the Westcott Consulting Fee plus a lump-sum payment equal to two times the annual cash bonus (such payment, the “Westcott Change of Control Payment”). In addition, Wescott has the right to terminate the Westcott Consulting Agreement for any reason within six months following a “change of control” and receive the Westcott Change of Control Payment from the Company. In addition, upon any termination pursuant to which Wescott receives any of the termination of Westcott Change of Control Payments described above, Wescott is further entitled to continued benefits provided under the Company’s insured standard benefit plan for a period of 12 months following such termination.

Christopher Richards

In February 2022, the Company and Silver Bull entered into an amended employment agreement (the “Richards Employment Agreement”) with Mr. Richards, pursuant to which he serves at the Company’s and Silver Bull’s Chief Financial Officer. The Richards Employment Agreement provided for a base salary of CDN$240,000. Of this annual salary, the Company was responsible for CDN$180,000 (the “Company Base Salary”), with Silver Bull paying the remaining CDN$60,000. Mr. Richards is eligible to participate in the Company’s annual bonus plan with a target bonus of up to 50% of the Company Base Salary. Mr. Richards is further eligible to participate in the Company’s Management Retention Bonus Plan and Equity Incentive Plan, as well as any employee benefit plans maintained by the Company. If Mr. Richards is terminated without “cause” or resigns for “good reason” (as such terms are defined in the Richards Employment Agreement), he will be entitled to receive a lump-sum payment equal to 12 months of the Company Base Salary plus a pro-rated portion of the annual bonus. If the Company terminates Mr. Richards without cause within three months of a “change of control” (as defined in the Richards Employment Agreement) or if Mr. Richards resigns with good reason within six months of a change of control, Mr. Richards is entitled to a lump sum payment equal to 24 months of the Company Base Salary and two times the average annual bonus previously paid to Mr. Richards. Effective January 1, 2023, the Company Base Salary was revised to $189,000.

Director Compensation

Each of the Company’s independent directors is compensated CDN$25,000 per year, paid in quarterly installments, and is issued additional stock option grants for their services. In addition, the person serving as the Chair the Arras Board receives an additional annual cash fee of CDN$35,000, the Chair of the Audit Committee of the Arras Board receives an additional annual cash fee of CDN$5,000 (payable in quarterly installments), and the Compensation Committee Chair and Corporate Governance and Nominations Committee Chair receive an additional annual cash fee of CDN$2,500 each (payable in the same manner), in each case in consideration for its respective service as the Chair of the Arras Board or such committee.

Share-based Compensation

Stock Option Awards

On April 15, 2021 and August 5, 2021, the Arras Board approved the issuance to each of the following persons, in his capacity as a director and/or officer or employee of Arras, of non-qualified options to purchase Arras common shares under the Arras Minerals Corp. Equity Incentive Plan (the “Arras Equity Plan”) in the amounts set forth below:

Name and principal position	Number of Arras common shares underlying option award
Brian D. Edgar Chairman	800,000
Timothy T. Barry Chief Executive Officer	1,000,000
Darren E. Klinck President	800,000
Christopher Richards Chief Financial Officer	500,000

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

Restricted Share Units

On February 24, 2023, the Arras Board approved the issuance to each of the following persons, in his capacity as an officer of Arras and in lieu of 50% of their annual cash bonuses, of non-qualified RSUs to receive Arras common shares under the Arras Equity Plan in the amounts set forth below:

Name	Number of Arras common shares underlying RSU award
Timothy T. Barry Chief Executive Officer	159,609
Darren E. Klinck President	159,609
Christopher Richards Chief Financial Officer	95,766

The RSUs vest on the first anniversary of the grant date.

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

Audit Committee

The Company has a separately designated standing Audit Committee. The following persons currently serve on its Audit Committee: Christian Milau (Chair), Daniel Kunz and Vera Kobalia. The charter of the Audit Committee provides that it is responsible for, among other things, overseeing the Company’s consolidated financial statements and financial disclosures; overseeing the work of the Company’s external auditors; reviewing the Company’s system of internal controls; overseeing management’s identification and assessment of the principal risks to the operations of the Company and the establishment and management of appropriate systems to manage such risks; reviewing legal or compliance matters, including the effectiveness of the Company’s compliance policies; establishing procedures for the receipt, retention, and treatment of complaints or concerns received by the Company regarding accounting, internal accounting controls or auditing matters; reviewing the Company’s policies relating to the avoidance of conflicts of interest; and reviewing and approving all payments to be made pursuant to any related party transactions. The Audit Committee’s charter was adopted by the Board on December 7, 2021.

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

Share Ownership

Share Ownership of Directors and Management

The following sets forth the beneficial ownership of Arras shares by each director and member of senior management of the Company based on 68,504,400 Arras common shares outstanding as of February 27, 2024.

Holder	Arras shares	Percentage Arras ownership
Brian D. Edgar (1)	2,201,204	2.86%
Timothy T. Barry (2)	1,520,758	1.97%
Christian Milau (3)	1,395,855	1.83%
Darren E. Klinck (4)	1,395,109	1.82%
Daniel J. Kunz (5)	872,096	1.14%
Christopher Richards (6)	659,766	*
G. Wesley Carson (7)	340,000	*
Vera Kobalia (8)	300,000	*
Directors and senior management as a group (8 persons)	10,200,788	13.92%

*	The percentage of Arras common shares beneficially owned is less than one percent (1%).

(1)	Holdings of Mr. Edgar include (i) 1,045,102 Arras common shares held directly, (ii) 249,602 Arras common shares owned by Tortuga Investments Corp., a company wholly owned by Mr. Edgar, (iii) 800,000 stock options that are vested or will vest within 60 days and (iv) warrants to purchase 106,500 Arras common shares that are exercisable or will be exercisable within 60 days but exclude (A) 475,000 Arras common shares and warrants to purchase 212,500 Arras common shares, in each case that are owned by 0893306 B.C. Ltd., a company wholly owned by Mr. Edgar’s spouse, and of which Mr. Edgar disclaims beneficial ownership, and (B) 50,000 Arras common shares that are owned by Mr. Edgar’s spouse and of which Mr. Edgar disclaims beneficial ownership.
(2)	Holdings of Mr. Barry include (i) 361,119 Arras common shares held directly, (ii) 1,000,000 stock options that are vested or will vest within 60 days and (iii) 159,609 RSUs that are vested or will vest within 60 days but exclude (A) 319,000 Arras common shares and warrants to purchase 159,500 Arras common shares, in each case that are owned by Mr. Barry’s spouse, and of which Mr. Barry disclaims beneficial ownership.
(3)	Holdings of Mr. Milau include (i) 1,195,855 Arras common shares held directly, and (ii) 200,000 stock options that are vested or will vest within 60 days, but exclude 100,000 stock options that will not vest within 60 days.
(4)	Holdings of Mr. Klinck include (i) 122,500 Arras common shares held directly, (ii) 300,000 Arras common shares that are owned by Mr. Klinck’s spouse and of which Mr. Klinck claims beneficial ownership, (iii) 800,000 stock options that are vested or will vest within 60 days and (iv) 159,609 RSUs that are vested or will vest within 60 days.
(5)	Holdings of Mr. Kunz include (i) 492,096 Arras common shares held directly, (ii) 300,000 stock options that are vested or will vest within 60 days and (iii) warrants to purchase 80,000 Arras common shares that are exercisable or will be exercisable within 60 days.
(6)	Holdings of Mr. Richards include (i) 56,000 Arras common shares held directly, (ii) 500,000 stock options that are vested or will vest within 60 days, (iii) 95,766 RSUs that are vested or will vest within 60 days and (iv) warrants to purchase 8,000 Arras common shares that are exercisable or will be exercisable within 60 days.
(7)	Holdings of Mr. Carson include (i) 40,000 Arras common shares held directly and (ii) 300,000 stock options that are vested or will vest within 60 days.
(8)	Holdings of Ms. Kobalia include 300,000 stock options that are vested or will vest within 60 days.

Except as otherwise noted, each person or entity identified above has sole voting and investment or dispositive power with respect to the securities they hold.

As of October 31, 2023, approximately 8.9% of the Company’s outstanding shares were held of record by residents of the United States.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, Arras has included shares that such person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any RSU or other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

The Company is not aware of any arrangement that may, at a subsequent date, result in a change of control of the Company.

Compensation Plans

Arras Minerals Corp. Equity Incentive Plan

As of October 31, 2023, Arras had one formal equity compensation plan under which equity securities were authorized for issuance to the Company’s officers, directors, employees and consultants: the Arras Equity Plan. The maximum number of shares of Arras issuable pursuant to grants made under the Arras Equity Plan, together with all other security-based compensation arrangements of Arras, was 10,295,030 common shares. As of October 31, 2023, 5,160,000 options and 414,984 RSUs were issued under the Arras Equity Plan that were outstanding to acquire Arras common shares. As of October 31, 2023, there were 4,720,046 Arras common shares remaining available for future issuance under the Arras Equity Plan.

The Arras Equity Plan was adopted and approved by the Arras Board on April 15, 2021, amended and approved by the shareholders of Arras on July 5, 2021. The Arras Equity Plan was further amended and approved by the Arras Board on March 4, 2022, and by shareholders on September 8, 2022.

Under the Arras Equity Plan, Arras may grant incentive or nonqualified stock options, RSUs or performance share units (“PSUs”), and restricted stock to employees (including officers), directors, and consultants of Arras or any subsidiary thereof.

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

The following table sets forth the outstanding equity awards for each of the following officers of Arras at October 31, 2023.

Outstanding Equity Awards at October 31, 2023

	Option-Based Awards			Share-Based Awards
Name	Number of securities underlying unexercised options (1)	Option exercise price (2)	Option expiration date	Number of shares or units of shares that have not vested (3)	Market or payout value of shares that have not vested (4)
Timothy T. Barry	1,000,000	$0.36	4/15/26	159,609	$14,958
Darren E. Klinck	800,000	$0.36	8/04/26	159,609	$14,958
Christopher Richards	500,000	$0.36	4/15/26	95,766	$8,975

(1)	Options vest in three equal installments: one-third on the grant date, one-third on the first anniversary of the grant date and one-third on the second anniversary of the grant date. All options granted have vested as of October 31, 2023.
(2)	Exercise price of CDN$0.50 was converted based on the foreign currency exchange rate as of October 31, 2023 (CDN$1.00 = US$0.7209).
(3)	RSUs granted on February 24, 2023, vest on the first anniversary of the grant date.
(4)	Based on closing share price on the TSX Venture Exchange of CDN$0.13 per share, converted at the foreign currency exchange rate as of October 31, 2023 (CDN$1.00 = US$0.7209).

The following table gives information about the Company’s common shares that may be issued upon the exercise of options, warrants and rights under its compensation plans as of October 31, 2023.

Equity Compensation Plan Information

Plan category	Number of securities to be issued upon exercise of outstanding options		Weighted average exercise price of outstanding options		Number of securities remaining available for future issuance
Equity compensation plans approved by security holders	5,160,000	(1)	$0.38	(1)	4,720,046
Equity compensation plans not approved by security holders	—		—		—
Total	5,160,000		$0.38		4,720,046

(1)	Weighted average exercise price of CDN$0.53 was converted based on the foreign currency exchange rate as of October 31, 2023 (CDN$1.00 = US$0.7209).

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

Major Shareholders

Teck Resources Limited, which owns approximately 6.65 million shares of the Company (9.7%), is the only person or entity that the Company knows that beneficially owns 5% or more of its shares based on 68,504,400 Arras common shares outstanding as of February 27, 2024. Teck acquired its shares via private placements completed by the Company in November and December 2022. The Company has granted Teck an equity participation right to maintain its pro-rata ownership in the Company, provided that Teck’s ownership interest remains above 5% of the Company’s outstanding shares. Teck is a widely held, publicly listed company, with no individual or entity owning or controlling more than 10% of the voting power of Teck or either class of its shares.

Related Party Transactions

Separation and Distribution Agreement

On August 31, 2021, the Company entered into a Separation and Distribution Agreement with Silver Bull. The Separation and Distribution Agreement sets forth Arras’ agreements with Silver Bull in connection with the Distribution and providing a framework for the relationship between the parties after the Distribution.

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

Consolidated Statements and Other Financial Information

Please refer to pages F-1 through F-30 of this Annual Report.

Significant Changes

A discussion of significant changes in the Company’s business can be found under “Item 4. Information on the Company—History and Development of the Company” and “Item 5. Operating and Financial Review and Prospects—Operating Results.”

ITEM 9.	THE OFFER AND LISTING.

Offer and Listing Details

Not applicable.

Plan of Distribution

Not applicable.

Markets

Since June 14, 2022, Arras common shares have been listed and trading on the TSX Venture Exchange (ticker: ARK.V).

Selling Shareholders

Not applicable.

Dilution

Not applicable.

Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION.

Share Capital

Not applicable.

Memorandum and Articles of Association

Copies of the Company’s notice of articles and articles of incorporation are attached as Exhibits 1.1 and 1.2, respectively, to this Annual Report. The information called for by this Item is set forth in Exhibit 2.1 to this Annual Report and is incorporated by reference into this Annual Report.

Material Contracts

For information concerning the Company’s material contracts, please refer to the following sections in this Annual Report:

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

Exchange Controls

Arras is not aware of any laws, decrees or regulations in Canada relating to restrictions on the export or import of capital, or affecting the remittance of interest, dividends or other payments to non-resident holders of its common shares.

Taxation

Material U.S. Federal Income Tax Considerations

The following is a discussion of certain U.S. federal income tax considerations to the U.S. Holders (as defined below) of the ownership and disposition of the Company’s common shares. This discussion does not address all tax considerations that might be relevant to particular beneficial owners of the Company’s common shares in light of their personal circumstances or to persons that are subject to special tax rules. In particular, this description of the material U.S. federal income tax considerations does not address the tax treatment of special classes of beneficial owners of the Company’s common shares, such as:

●	financial institutions;
●	regulated investment companies;
●	real estate investment trusts;
●	subchapter S corporations;
●	tax exempt entities;
●	insurance companies;
●	persons that do not hold common shares as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”);
●	persons holding Arras common shares, as part of an integrated or conversion transaction or a constructive sale or a straddle;
●	persons that own, have owned or will own (directly, indirectly, or by attribution) 10% or more of the total combined voting power or value of Arras’ outstanding common shares;
●	U.S. expatriates;
●	dealers or traders in securities; or
●	a person whose functional currency is not the U.S. dollar.

This summary does not address the alternative minimum tax, U.S. federal estate and gift tax consequences or tax consequences under any state, local or non-U.S. laws.

For purposes of this discussion, a person is a “U.S. Holder” if it is a beneficial owner of Arras common shares that is: (1) an individual citizen or resident alien of the United States for U.S. federal income tax purposes; (2) a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States, any state thereof, or the District of Columbia; (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (4) a trust (A) if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have authority to control all substantial decisions of the trust or (B) that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

If a partnership, or other pass through entity or arrangement treated as a partnership for U.S. federal income tax purposes, is a beneficial owner of Arras common shares, the U.S. federal income tax consequences to the partners (or other owners) will generally depend upon the status of the partners (or other owners) and the activities of the entity. Partners (or other owners) of a partnership or other pass through entity that holds Arras common shares should consult with their tax advisors regarding the tax consequences of owning and disposing of such common shares.

The following discussion is based upon the Code, U.S. judicial decisions, administrative pronouncements and existing and proposed Treasury Regulations, all as in effect as of the date hereof. All of the preceding authorities are subject to change, possibly with retroactive effect, so as to result in U.S. federal income tax consequences different from those discussed below. Arras has not requested, and will not request, a ruling or other guidance from the U.S. Internal Revenue Service (the “IRS”) with respect to any of the U.S. federal income tax considerations described below, and as a result there can be no assurance that the IRS will not disagree with or challenge any of the conclusions described herein.

The following discussion is for general information only and is not intended to be, nor should it be construed to be, legal or tax advice to any beneficial owner of the Company’s common shares and no opinion or representation with respect to the U.S. federal income tax consequences to any such beneficial owner is given. Holders of Arras common shares are urged to consult their tax advisors as to the particular consequences to them under U.S. federal, state and local, and any applicable non-U.S. tax laws of owning and disposing of its common shares.

Tax Consequences to U.S. Holders of the Ownership and Disposition of Our Common Shares

The following discussion is subject in its entirety to the rules described below under the heading “—Passive Foreign Investment Company Rules.”

Taxation of Distributions on Our Common Shares

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to Arras common shares generally will be required to include the amount of such distribution in gross income as a dividend (without reduction for any foreign income tax withheld from such distribution) to the extent such distribution is paid out of the Company’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). If a distribution with respect to Arras common shares exceeds its current and accumulated earnings and profits, the excess will be treated as a tax free return of the capital up to such U.S. Holder’s tax basis in Arras common shares. Any remaining excess distribution generally will be treated as capital gain. However, the Company may not maintain the calculations of its earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder may have to assume that any distribution with respect Arras common shares will constitute ordinary dividend income.

Dividends received with respect to Arras common shares by corporate U.S. Holders generally will not be eligible for the “dividends received deduction.” Provided that Arras is eligible for the benefits of the Canada–United States Tax Convention (1980) (the “Canada–U.S. Tax Convention”) or that Arras common shares are “readily tradable” on a U.S. securities market, dividends paid by us to non-corporate U.S. Holders generally will be eligible for the preferential tax rates applicable to long-term capital gains for dividends, provided certain holding period and other conditions are satisfied, including that the Company will not be classified as a PFIC (as defined below) in the tax year of distribution or in the preceding tax year.

Foreign Tax Credit

In general, any Canadian withholding tax imposed on dividend payments in respect of Arras common shares will be treated as a foreign income tax eligible for credit against a U.S. Holder’s U.S. federal income tax liability (or, at a U.S. Holder’s election, may, in certain circumstances, be deducted in computing taxable income). Dividends paid with respect to Arras common shares will generally be treated as foreign-source income, and generally will be treated as “passive category income” for U.S. foreign tax credit purposes. The Code applies various complex limitations on the amount of foreign taxes that may be claimed as a credit by U.S. taxpayers. U.S. Holders are urged to consult their own tax advisors with respect to the amount of foreign taxes that can be claimed as a credit.

Sale or Other Taxable Disposition of Arras Common Shares

A U.S. Holder will generally recognize capital gain or loss upon the sale or other taxable disposition of Arras common shares in an amount equal to the difference between the U.S. Holder’s tax basis in such common shares disposed of and the amount realized on the disposition. Gain or loss realized by a U.S. Holder on the sale or other taxable disposition of Arras common shares will be capital gain or loss for U.S. federal income tax purposes, and will be long term capital gain or loss if the U.S. Holder’s holding period for such common shares is more than one year. In the case of a non-corporate U.S. Holder, long term capital gains will be subject to reduced rates of taxation. The deductibility of capital losses is subject to limitations.

Receipt of Foreign Currency

The amount of any distributions on or proceeds on the sale, exchange or other taxable disposition of Arras common shares paid to a U.S. Holder in foreign currency, generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt, regardless of whether such foreign currency is converted into U.S. dollars at that time. A U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who converts or otherwise disposes of the foreign currency after the date of receipt may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Different rules apply to U.S. Holders who use the accrual method of tax accounting. U.S. Holders are urged to consult their own tax advisors regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Medicare Tax

An additional 3.8% Medicare tax is imposed on the “net investment income” of certain U.S. Holders who are individuals, estates or trusts. Among other items, “net investment income” generally includes gross income from dividends, and certain net gains from sales or other taxable dispositions of Arras common shares. Special rules apply to PFICs (as defined below). U.S. Holders are urged to consult their tax advisors with respect to the Medicare tax and its applicability in their particular circumstances to income and gains in respect of the ownership and disposition of Arras common shares.

Backup Withholding and Information Reporting

In general, information reporting will apply to payments made with respect toArras common shares through a U.S. paying agent or U.S. intermediary to a U.S. Holder other than certain exempt recipients, such as corporations. In general, payments to U.S. Holders may be subject to backup withholding, currently at a rate of 24%, if the U.S. Holder fails to provide its taxpayer identification number or otherwise comply with the backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld from payments to a U.S. Holder under the backup withholding rules will be allowed as a credit against such U.S. Holder’s U.S. federal income tax liability and may entitle such U.S. Holder to a refund, provided the required information is furnished to the IRS. Each U.S. Holder is urged to consult its own tax advisor regarding the information reporting and backup withholding tax rules.

Owners of “specified foreign financial assets” with an aggregate value in excess of $50,000 (and in some circumstances, a higher threshold), may be required to file an information report with respect to such assets with their tax returns. “Specified foreign financial assets” generally include any financial accounts maintained by foreign financial institutions, as well as any of the following, but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons, (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties and (iii) interests in foreign entities. U.S. Holders are urged to consult their own tax advisors regarding this legislation and any other information reporting that may be required in connection with their ownership of Arras common shares.

Passive Foreign Investment Company Rules

If Arras was to be classified as a “passive foreign investment company” (“PFIC”) for any year during a U.S. Holder’s holding period, then certain potentially adverse rules would affect the U.S. federal income tax consequences to a U.S. Holder resulting from the acquisition, ownership and disposition of the Company’s common shares.

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

Default PFIC rules under Section 1291 of the Code

If the Company is a PFIC, the U.S. federal income tax consequences to a U.S. Holder of the acquisition, ownership and disposition of Arras common shares will depend on whether such U.S. Holder makes a “qualified electing fund” or “QEF” election (a “QEF Election”) or makes a mark-to-market election under Section 1296 of the Code (a “Mark-to-Market Election”) with respect to Arras common shares. A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a “Non-Electing U.S. Holder.”

A Non-Electing U.S. Holder will be subject to the rules of Section 1291 of the Code with respect to (a) any gain recognized on the sale or other taxable disposition of Arras common shares and (b) any excess distribution paid on its common shares. A distribution generally will be an “excess distribution” to the extent that such distribution (together with all other distributions received in the current tax year) exceeds 125% of the average distributions received during the three preceding tax years (or during a U.S. Holder’s holding period for Arras common shares, if shorter).

If the Company is a PFIC, under Section 1291 of the Code any gain recognized on the sale or other taxable disposition of Arras common shares (including an indirect disposition of shares of a lower-tier PFIC), and any excess distribution paid on its common shares (or a distribution by a lower-tier PFIC to its shareholder that is deemed to be received by a U.S. Holder) must be rateably allocated to each day of a Non-Electing U.S. Holder’s holding period for Arras common shares, as applicable. The amount of any such gain or excess distribution allocated to the tax year of disposition or excess distribution and to years before the Company became a PFIC, if any, would be taxed as ordinary income. The amounts allocated to any other tax year would be subject to U.S. federal income tax at the highest tax rate applicable to ordinary income in each such year without regard to the U.S. Holder’s other tax attributes, and an interest charge would be imposed on the tax liability for each such year, calculated as if such tax liability had been due in each such year. A Non-Electing U.S. Holder that is not a corporation must treat any such interest paid as “personal interest,” which is not deductible.

If the Company is a PFIC for any tax year during which a Non-Electing U.S. Holder holds Arras common shares, the Company will continue to be treated as a PFIC with respect to such Non-Electing U.S. Holder, regardless of whether the Company ceases to be a PFIC in one or more subsequent years. If the Company ceases to be a PFIC, a Non-Electing U.S. Holder may terminate this deemed PFIC status with respect to Arras common shares by electing to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if such common shares were sold on the last day of the last tax year for which the Company was a PFIC.

QEF Election

If the Company is a PFIC and a U.S. Holder makes a QEF Election for the first tax year in which its holding period of Arras common shares begins, such U.S. Holder generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to Arras common shares. However, a U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such U.S. Holder’s pro rata share of (a) the net capital gain of the Company, which will be taxed as long-term capital gain to such U.S. Holder, and (b) the ordinary earnings of the Company, which will be taxed as ordinary income to such U.S. Holder. Generally, “net capital gain” is the excess of (i) net long-term capital gain over (ii) net short-term capital gain, and “ordinary earnings” are the excess of (i) “earnings and profits” over (ii) net capital gain. A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each tax year in which the Company is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by the Company. However, a U.S. Holder that makes a QEF Election may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge. If such U.S. Holder is not a corporation, any such interest paid will be treated as “personal interest,” which is not deductible.

A U.S. Holder that makes a QEF Election generally (a) may receive a tax-free distribution from the Company to the extent that such distribution represents “earnings and profits” of the Company that were previously included in income by the U.S. Holder because of such QEF Election and (b) will adjust such U.S. Holder’s tax basis in Arras common shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election. In addition, a U.S. Holder that makes a QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of Arras common shares.

The procedure for making a QEF Election, and the U.S. federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely. A QEF Election will be treated as timely if it is made for the first year in the U.S. Holder’s holding period for Arras common shares in which the Company was a PFIC. A U.S. Holder may make a timely QEF Election by filing the appropriate QEF Election documents at the time such U.S. Holder files a U.S. federal income tax return for such year.

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

Mark-to-Market Election

A U.S. Holder may make a Mark-to-Market Election only if Arras common shares are marketable stock. The Company’s common shares generally will be “marketable stock” if they are regularly traded on (a) a national securities exchange that is registered with the SEC; (b) the national market system established pursuant to Section 11A of the Exchange Act; or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure and other requirements and the laws of the country in which such foreign exchange is located, together with the rules of such foreign exchange, ensure that such requirements are actually enforced; and (ii) the rules of such foreign exchange ensure active trading of listed stocks. If such stock is traded on such a qualified exchange or other market, such stock generally will be “regularly traded” for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. It is anticipated that Arras common shares will not initially be marketable stock, but may become marketable stock in the future if the conditions described above are met.

A U.S. Holder that makes a Mark-to-Market Election with respect to Arras common shares generally will not be subject to the rules of Section 1291 of the Code discussed above. However, if a U.S. Holder does not make a Mark-to-Market Election beginning in the first tax year of such U.S. Holder’s holding period for Arras common shares or such U.S. Holder has not made a timely QEF Election, the rules of Section 1291 of the Code discussed above will apply to certain dispositions of, and distributions on, Arras common shares.

A U.S. Holder that makes a Mark-to-Market Election will include in ordinary income, for each tax year in which the Company is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of Arras common shares, as of the close of such tax year over (b) such U.S. Holder’s tax basis in such common shares. A U.S. Holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the excess, if any, of (i) such U.S. Holder’s adjusted tax basis in Arras common shares over (ii) the fair market value of such common shares (but only to the extent of the net amount of previously included income as a result of the Mark-to-Market Election for prior tax years).

U.S. Holders that make a Mark-to-Market Election generally also will adjust their tax basis in Arras common shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election. In addition, upon a sale or other taxable disposition of Arras common shares, a U.S. Holder that makes a Mark-to-Market Election will recognize ordinary income or loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior tax years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior tax years).

A Mark-to-Market Election applies to the tax year in which such Mark-to-Market Election is made and to each subsequent tax year, unless Arras common shares cease to be “marketable stock” or the IRS consents to revocation of such election. U.S. Holders should consult their own tax advisors regarding the availability of, and procedure for making, a Mark-to-Market Election.

Although a U.S. Holder may become eligible in the future to make a Mark-to-Market Election with respect to Arras common shares, no such election may be made with respect to the stock of any lower-tier PFIC that a U.S. Holder is treated as owning because such stock would not be marketable. Hence, the Mark-to-Market Election will not be effective to eliminate the interest charge described above with respect to deemed dispositions of lower-tier PFIC stock or distributions from a lower-tier PFIC.

Other PFIC Rules

Under Section 1291(f) of the Code, the IRS has issued proposed Treasury Regulations that, subject to certain exceptions, would cause a U.S. Holder that had not made a timely QEF Election to recognize gain (but not loss) upon certain transfers of Arras common shares that would otherwise be tax-deferred (e.g., gifts and exchanges pursuant to corporate reorganizations) in the event the Company is a PFIC during such U.S. Holder’s holding period for the relevant shares. However, the specific U.S. federal income tax consequences to a U.S. Holder may vary based on the manner in which Arras common shares are transferred.

Certain additional adverse rules will apply with respect to a U.S. Holder if the Company is a PFIC, regardless of whether such U.S. Holder makes a QEF Election. For example, under Section 1298(b)(6) of the Code, a U.S. Holder that uses Arras common shares as security for a loan will, except as may be provided in Treasury Regulations, be treated as having made a taxable disposition of such common shares.

If the Company were a PFIC, a U.S. Holder would be required to attach a completed IRS Form 8621 to its tax return every year in which it recognized gain on a disposition of Arras common shares or received an excess distribution. In addition, subject to certain rules intended to avoid duplicative filings, U.S. Holders may also be required to file an annual information return on IRS Form 8621 with respect to each PFIC in which the U.S. Holder holds a direct or indirect interest. U.S. Holders should consult their own tax advisors regarding their filing obligations with respect to such information returns.

In addition, a U.S. Holder who acquires Arras common shares from a decedent will not receive a “step up” in tax basis of such common shares to fair market value unless such decedent had a timely and effective QEF Election in place.

Special rules also apply to foreign tax credits that a U.S. Holder may claim on a distribution from a PFIC.

The PFIC rules are complex, and U.S. Holders should consult their own tax advisors regarding the PFIC rules and how they may affect the U.S. federal income tax consequences of the ownership, and disposition of Arras common shares in the event the Company is a PFIC at any time during the holding period for such common shares.

THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL U.S. FEDERAL INCOME TAX CONSIDERATIONS APPLICABLE WITH RESPECT TO THE OWNERSHIP AND DISPOSITION OF ARRAS COMMON SHARES. U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSIDERATIONS APPLICABLE TO THEM IN THEIR OWN PARTICULAR CIRCUMSTANCES.

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

Dividends and Paying Agents

Not applicable.

Statement by Experts

Not applicable.

Documents on Display

Any statement in this Annual Report about any of the Company’s contracts or other documents is not necessarily complete. If the contract or document is filed as an exhibit to this Annual Report, the contract or document is deemed to modify the description contained in this Annual Report. You must review the exhibits themselves for a complete description of the contract or document.

After completion of the Spin-off on September 24, 2021, Arras became subject to the informational requirements of the Exchange Act. Accordingly, the Company is required to file reports and other information with the SEC, including annual reports on Form 20-F and periodic reports on Form 6-K. The SEC maintains an Internet website that contains reports and other information about issuers, like Arras, that file electronically with the SEC. The address of that website is www.sec.gov.

As an FPI, Arras is exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and the Company’s executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, the Company is not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, the Company intends to furnish or make available to its shareholders annual reports containing its consolidated financial statements prepared in accordance with IFRS.

Subsidiary Information

As of October 31, 2023, the Company had two wholly owned subsidiaries, Ekidos LLP and Arras Metal Ltd. Pursuant to the terms of the Stepnoe and Ekidos JV Agreement and in connection with the Asset Transfer, 100% of the equity interests in Ekidos LLP were transferred to the Company on February 3, 2022.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: interest rate risk, foreign currency exchange rate risk and other price risk. The Company is not currently exposed to any significant interest rate risk or other price risk. The Company is exposed to foreign currency exchange rate risk with respect to cash denominated in Canadian dollars. As at October 31, 2023, a 10% strengthening (weakening) of the Canadian dollar against the U.S. dollar would have increased (decreased) the Company’s comprehensive loss by approximately $20,000 for the year ended October 31, 2023.

For additional information about the effects of foreign currency translation and foreign currency exchange rate risk on the Company’s consolidated financial statements, see the statement of comprehensive loss and statement of cash flows on pages F-5 and F-7 of the Company’s consolidated financial statements and “Note 17. Financial Instruments” on page F-28 of the Company’s consolidated financial statements and related notes included elsewhere in this Annual Report.

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

Disclosure Controls and Procedures

As of October 31, 2023, the Company has carried out an evaluation under the supervision of, and with the participation of its Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of its disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). Based on the evaluation as of October 31, 2023, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) were effective.

Disclosure controls and procedures are designed to ensure that information required to be disclosed in the Company’s reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in the Company’s reports filed under the Exchange Act is accumulated and communicated to its management, including its principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as that term is defined in Rule 13a-15(f) under the Exchange Act. Under the supervision and with the participation of the Company’s management, including its principal executive and principal financial officers, the Company assessed, as of October 31, 2023, the effectiveness of its internal control over financial reporting. This assessment was based on criteria established in the Internal Control–Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the Company’s assessment using those criteria, management concluded that its internal control over financial reporting as of October 31, 2023 was effective.

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

Attestation Report of the Registered Public Accounting Firm

This Annual Report does not include an attestation report of the Company’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies (i.e. those who’ve listed in the previous five years). In addition, the Company’s registered public accounting firm will not be required to opine on the effectiveness of its internal control over financial reporting until the Company is no longer an emerging growth company.

Changes in Internal Control over Financial Reporting

There were no changes in the Company’s internal control over financial reporting during the fiscal period ended October 31, 2023 that materially affected, or were reasonably likely to materially affect, the Company’s internal control over financial reporting.

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

Arras has adopted a Code of Business Conduct and Ethics that applies to all of its directors, officers and employees, including its principal executive officer, principal financial officer, principal accounting officer, and those of its officers performing similar functions. If the Arras Board approves an amendment to or waiver from any provision of the Code of Business Conduct and Ethics, Arras will disclose the required information pertaining to such amendment or waiver on its website. The information contained on the Company’s website is not incorporated by reference in this Annual Report.

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

Audit Fees

During the year ended October 31, 2023, Smythe billed the Company audit fees and expenses in the amount of $31,651.

Audit-Related Fees

During the year ended October 31, 2023, Smythe billed the Company audit-related fees and expenses in the amount of $29,241.

Tax Fees

There were no tax fees and expenses billed by Smythe during the year ended October 31, 2023.

All Other Fees

There were no other fees and expenses billed by Smythe during the year ended October 31, 2023.

Audit Committee’s Pre-Approval Policies and Procedures

Section 10A(i) of the Exchange Act prohibits the Company’s auditors from performing audit services for it as well as any services not considered to be “audit services” unless such services are pre-approved by the Audit Committee of the Arras Board, or unless the services meet certain de minimis standards.

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

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

None.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT.

None.

ITEM 16G.	CORPORATE GOVERNANCE.

Not applicable.

ITEM 16H.	MINE SAFETY DISCLOSURE.

Not applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

Not applicable.

ITEM 16J.	INSIDER TRADING POLICIES.

Not applicable.

ITEM 16K.	CYBERSECURITY.

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS.

Historical Financial Statements

Please refer to pages F-1 through F-30 of this Annual Report.

ITEM 18.	FINANCIAL STATEMENTS.

Not applicable.

ITEM 19.	EXHIBITS .

The Company has filed the following documents as exhibits to this Annual Report:

Exhibit		Incorporated by Reference			Filed/ Furnished
No.	Description	Form	Date Filed	Exhibit	Herewith
1.1	Notice of Articles of Arras Minerals Corp.	20FR12G	7/2/2021	1.1
1.2	Articles of Incorporation of Arras Minerals Corp.	20FR12G	7/2/2021	1.2
2.1	Specimen Share Certificate for Common Shares of Arras Minerals Corp.	20-F	2/17/2022	2.1
2.2	Description of Securities				X
4.1	Option Agreement, dated as of August 12, 2020, by and among Silver Bull Resources, Inc., Copperbelt AG, and Dostyk LLP	20FR12G	7/2/2021	4.1
4.2	Joint Venture Agreement, dated as of September 1, 2020, by and between Silver Bull Resources, Inc. and Copperbelt AG	20FR12G	7/2/2021	4.2
4.3	Asset Purchase Agreement, dated as of March 19, 2021, by and between Silver Bull Resources, Inc. and Arras Minerals Corp.	20FR12G	7/2/2021	4.8
4.4	Separation and Distribution Agreement, dated as of August 31, 2021, by and between Silver Bull Resources, Inc. and Arras Minerals Corp.	20-F	2/17/2022	4.19
4.5+	Consulting Agreement, dated as of February 9, 2022, by and between Arras Minerals Corp. and Timothy Barry	20-F	2/17/2022	4.20
4.6+	Consulting Agreement, dated as of February 9, 2022, by and between Arras Minerals Corp. and Westcott Management Ltd.	20-F	2/17/2022	4.21

4.7+	Amended and Restated Employment Agreement, dated as of February 17, 2022, by and between Silver Bull Resources, Inc., Arras Minerals Corp., and Christopher Richards	20-F	2/17/2022	4.22
4.8+	Arras Minerals Corp. Equity Incentive Plan, dated as of April 15, 2021	20FR12G	7/2/2021	4.11
4.10.1+	Form of Stock Option Grant Agreement under Arras Minerals Corp. Equity Incentive Plan	20FR12G	7/2/2021	4.11.1
4.9+	Arras Minerals Corp. Equity Incentive Plan, dated as of April 15, 2021, as amended and restated on July 5, 2021 and March 4, 2022				X
4.10+‡	Arras Minerals Corp. Management Retention Bonus Plan, dated as of April 15, 2021	20FR12G	7/2/2021	4.12
4.10.1+	Amendment to Management Retention Bonus Plan, dated as of February 9, 2022	20-F	2/17/2022	4.25.1
8.1	Subsidiaries of Arras Minerals Corp.				X
11.1	Code of Business Conduct and Ethics, effective December 7, 2021	20-F	2/17/2022	11.1
12.1	Certification of CEO pursuant to Exchange Act Rules 13a-14 and 15d-14, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002				X
12.2	Certification of CFO pursuant to Exchange Act Rules 13a-14 and 15d-14, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002				X
13.1	Certification of CEO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002				XX
13.2	Certification of CFO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002				XX
15.1	Consent of Smythe LLP				X
15.2	Consent of Archer, Cathro & Associates (1981) Limited				X
15.3	Technical Report Summary				X
101.INS*	XBRL Instance Document				X
101.SCH*	XBRL Schema Document				X
101.CAL*	XBRL Calculation Linkbase Document				X
101.DEF*	XBRL Definition Linkbase Document				X
101.LAB*	XBRL Labels Linkbase Document				X
101.PRE*	XBRL Presentation Linkbase Document				X
104	Cover Page Interactive Data File—the cover page interactive data file does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document				X

X	Filed herewith.
XX	Furnished herewith.

+	Indicates a management contract or compensatory plan, contract or arrangement.
‡	Portions of this exhibit have been omitted in accordance with Form 20-F. The omitted information is not material and would likely cause competitive harm to the registrant if publicly disclosed. The registrant hereby agrees to furnish supplementally an unredacted copy of this exhibit to the Securities and Exchange Commission upon request.
*	The following financial information from the Annual Report on Form 20-F of Arras Minerals Corp. for the fiscal year ended October 31, 2023, formatted in XBRL (Extensible Business Reporting Language): Statement of Financial Position, Statement of Comprehensive Loss, Statement of Changes in Shareholders’ Equity, Statement of Cash Flows.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ARRAS MINERALS CORP.

By:	/s/ Timothy T. Barry
Timothy T. Barry Chief Executive Officer

By:	/s/ Christopher Richards
Christopher Richards Chief Financial Officer

Date: February 28, 2024

Consolidated Financial Statements

For the years ended October 31, 2023 and 2022

(Expressed in United States dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE SHAREHOLDERS AND DIRECTORS OF ARRAS MINERALS CORP.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Arras Minerals Corp. (the “Company”) and subsidiaries as of October 31, 2023 and 2022, and the related consolidated statements of comprehensive loss, changes in shareholders’ equity, and cash flows for the years ended October 31, 2023 and 2022, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of October 31, 2023 and 2022, and the results of its operations and its cash flows for the years ended October 31, 2023 and 2022, in conformity with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board.

Material Uncertainty Related to Going Concern

Without modifying our opinion, we draw attention to Note 1 of the consolidated financial statements, which indicates that the Company incurred a net loss during the year ended October 31, 2023 and has not yet commenced revenue producing operations. As stated in Note 1 to the consolidated financial statements, these conditions, along with other matters as set forth in Note 1, indicate that a material uncertainty exists that casts substantial doubt on the Company’s ability to continue as a going concern.

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

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments.

We have determined that there are no critical audit matters to communicate in our auditors’ report.

/s/ Smythe LLP

Smythe LLP, Chartered Professional Accountants

We have served as the Company's auditor since 2021.

Vancouver, Canada

February 27, 2024

ARRAS MINERALS CORP.

Consolidated Statements of Financial Position

As at October 31, 2023 and 2022

(Expressed in United States Dollars)

	Notes	October 31, 2023	October 31, 2023
		$	$
Assets
Current
Cash and cash equivalents	16	290,684	424,124
Other receivables		11,047	18,848
Prepaid expenses and deposits	7	218,422	154,571
		520,153	597,543
Non-Current
Office and equipment	4,5,9	147,179	158,300
Mineral properties	4,5,6,10	5,035,259	5,035,259
Right-of use assets	11	186,388	266,268
Prepaid expenses and deposits	7	530,781	593,481
Total Assets		6,419,760	6,650,851
Liabilities
Current
Accounts payable and accrued liabilities	14	518,240	484,787
Lease liability	11	78,068	70,654
Due to related party	14, 20	57,853	23,196
		654,161	578,637

Non-Current
Lease liability	11	124,819	202,887
Total Liabilities		778,980	781,524
Shareholders’ Equity
Share capital	12	17,745,232	12,510,260
Reserves	12	1,670,580	1,416,205
Deficit		(13,775,032)	(8,057,138)
Total Shareholders’ Equity		5,640,780	5,869,327
Total Liabilities and Shareholders’ Equity		6,419,760	6,650,851

 On behalf of the Board

/s/ Brian Edgar	/s/ Christian Milau
Director	Director

The accompanying notes are an integral part of these in consolidated financial statements.

ARRAS MINERALS CORP.

Consolidated Statements of Comprehensive Loss

For the years ended October 31, 2023 and 2022

(Expressed in United States Dollars)

	Notes	2023	2022
		$	$
Expenses
Exploration	9,12	4,083,490	3,603,980
Personnel	12,14	1,065,615	1,167,335
Marketing and shareholders’ communication		222,469	176,610
Directors’ fees	12,14	215,028	308,196
Professional services	14	84,944	260,200
Office and administrative	11,14	73,956	125,266
Depreciation	9,11	82,308	54,872
Loss from operations		(5,827,810)	(5,696,459)

Foreign currency exchange gain (loss)		36,003	(249,575)
Interest income		73,913	478
Other income (expenses)		109,916	(249,097)

Net and Comprehensive Loss for the Year		(5,717,894)	(5,945,556)

Basic and Diluted Loss per Common Share		(0.09)	(0.12)

Weighted Average Number of Common Shares Outstanding		67,224,177	51,578,170

The accompanying notes are an integral part of these consolidated financial statements.

ARRAS MINERALS CORP.

Consolidated Statements of Changes in Shareholders’ Equity

For the years ended October 31, 2023 and 2022

(Expressed in United States Dollars)

	Share Capital		Reserves
	Common					Shareholders’
	Shares	Amount	Options	Warrants	Deficit	Equity
		$	$	$	$	$
Balance, October 31, 2022	52,566,150	12,510,260	1,131,705	284,500	(8,057,138)	5,869,327
Private placement, net of share issue costs	15,938,250	5,234,972	—	—	—	5,234,972
Share-based payment	—	—	254,375	—	—	254,375
Net loss for the year	—	—	—	—	(5,717,894)	(5,717,894)
Balance, October 31, 2023	68,504,400	17,745,232	1,386,080	284,500	(13,775,032)	5,640,780

	Share Capital		Reserves
	Common					Shareholders’
	Shares	Amount	Options	Warrants	Deficit	Equity
		$	$	$	$	$
Balance, October 31, 2021	47,803,100	8,439,234	638,551	284,500	(2,111,582)	7,250,703
Private placement, net of share issue costs	4,717,000	4,034,391	—	—	—	4,034,391
Shares issued to agents	46,050	36,635	—	—	—	36,635
Share-based payment	—	—	493,154	—	—	493,154
Net loss for the year	—	—	—	—	(5,945,556)	(5,945,556)
Balance, October 31, 2022	52,566,150	12,510,260	1,131,705	284,500	(8,057,138)	5,869,327

The accompanying notes are an integral part of these consolidated financial statements.

ARRAS MINERALS CORP.

Consolidated Statement of Cash Flows

For the years ended October 31, 2023 and 2022

(Expressed in United States Dollars)

	2023	2023
	$	$
Operating Activities
Net loss for the year	(5,717,894)	(5,945,556)
Items not affecting cash
Depreciation	120,212	88,402
Share-based payment	254,375	493,154
Interest expense	24,221	17,270
Unrealized foreign exchange loss	—	55,293
	(5,319,086)	(5,291,437)
Changes in non-cash working capital, net of acquisition
Other receivables	7,801	346,176
Prepaid expenses and deposits	(1,151)	(143,765)
Due to related party	34,657	23,196
Accounts payable and accrued liabilities	33,453	(92,480)
Due from related party	—	2,808
Other non-current assets	—	(33,481)
	74,760	102,454
Cash Used in Operating Activities	(5,244,326)	(5,188,983)
Financing Activities
Issuance of common shares, net of share issue costs	5,234,972	4,071,026
Repayment of lease liability	(94,875)	(63,250)
Payment of share issuance costs	—	(53,725)
Cash Provided by Financing Activities	5,140,097	3,954,051
Investing Activities
Purchase of office and equipment	(29,211)	(43,785)
Net cash received on acquisition of Ekidos Minerals LLP	—	33,050
Loans to Ekidos Minerals LLP	—	(2,136,500)
Cash Used in Investing Activities	(29,211)	(2,147,235)

Net Change in Cash and Cash Equivalents	(133,440)	(3,382,167)
Cash and Cash Equivalents, Beginning of Year	424,124	3,806,291
Cash and Cash Equivalents, End of Year	290,684	424,124

Supplemental Cash Flow Information (Note 16)

The accompanying notes are an integral part of these consolidated financial statements.

Arras Minerals Corp.

Notes to the Consolidated Financial Statements

For years ended October 31, 2023 and 2022

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

The Company is engaged in the acquisition, exploration, and development of mineral property interests in Kazakhstan. On February 3, 2022, the Company purchased 100% of the issued and outstanding shares of Ekidos Minerals LLP (“Ekidos”) and Ekidos became a wholly owned subsidiary of the Company. Total consideration was $1,000 and $5,315,000 loan receivable as described in Notes 4 and 8. Ekidos is in the business of the exploration and evaluation of mineral properties.

On February 10, 2023, Arras Metals Ltd. (“Arras Metals”) was incorporated at Astana International Financial Centre in Astana, Republic of Kazakhstan, as a wholly owned subsidiary of the Company, for the purpose of holding mineral exploration investments.

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

These consolidated financial statements are prepared on a going concern basis, which contemplate that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business. The Company has incurred operating losses since inception and has no current sources of revenue or cash inflows from operations. The Company relies on share issuances in order to fund its exploration and other business objectives. During the year ended October 31, 2023, the Company raised gross amounts of $5.23 million United States dollars (“$USD”) or $7.17 million Canadian dollars (“$CDN”) through the issuance of common shares. The Company had cash and cash equivalents of $0.3 million and $0.4 million as of October 31, 2023 and 2022, respectively. On December 7, 2023, the Company entered into an Alliance Agreement (the “Teck Alliance Agreement”) with Teck Resources Limited (“Teck”) and received $1.5 million cash, primarily for the reimbursement for certain related expenses made by the Company prior to the Teck Alliance Agreement until December 31, 2023 pursuant to the Teck Alliance Agreement (Note 20).

The Company’s ability to continue as a going concern and fulfill its commitments under the Beskauga option agreement and exploration licenses is dependent upon successful execution of its business plan, raising additional capital, or evaluating other strategic alternatives, such as the Teck Agreement. The Company expects to continue to raise the necessary funds primarily through the issuance of common shares and funding from strategic partners. There can be no guarantees that future equity financing will be available, in which case the Company may need to reduce its exploration activities. There can be no assurance that management’s plan will be successful. If the going concern assumption was not appropriate for these consolidated financial statements, then adjustments would be necessary to the carrying values of assets and liabilities, the reported expenses and the balance sheet classifications used. Such adjustments could be material.

Arras Minerals Corp. Notes to the Consolidated Financial Statements For years ended October 31, 2023 and 2022 (Expressed in United States dollars)

2.	BASIS OF PRESENTATION

a)	Statement of compliance

These consolidated financial statements were prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”) appliable to the preparation of financial statements.

These consolidated financial statements are presented in $USD, which is the Company’s and its subsidiaries’ functional currency.

b)	Basis of measurement

These consolidated financial statements have been prepared on a historical cost basis, except for certain financial instruments which are measured at fair value. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information. Certain comparative figures have been reclassified to conform to the presentation in the current period. Such reclassifications were not considered significant.

c)	Approval of the consolidated financial statements

These consolidated financial statements were authorized for issue by the Board of Directors on February 27, 2024.

3.	SIGNIFICANT ACCOUNTING POLICIES

The accounting policies set out below have been applied in these consolidated financial statements.

a)	Foreign currency translation

Consolidated statement of financial position: monetary assets and liabilities are translated into USD using period end exchange rates. Non-monetary assets and liabilities are translated into USD using historical exchange rates. All exchange differences are recognized in profit or loss.

Consolidated statement of comprehensive loss: income, expenses, and other comprehensive income are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions). All exchange differences are recognized in profit or loss.

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

Arras Minerals Corp. Notes to the Consolidated Financial Statements For years ended October 31, 2023 and 2022 (Expressed in United States dollars)

A financial asset measured at amortized cost is initially recognized at fair value plus transaction costs directly attributable to the asset. After initial recognition, the carrying amount of the financial asset measured at amortized cost is determined using the effective interest method, net of impairment loss, if necessary. As at October 31, 2023 and 2022, the Company has no financial assets as amortized cost.

ii.	Financial assets measured at fair value through other comprehensive income (“FVTOCI”)

A financial asset measured at fair value through other comprehensive income is recognized initially at fair value plus transaction cost directly attributable to the asset. After initial recognition, the asset is measured at fair value with changes in fair value included as “financial asset at fair value through other comprehensive income” in other comprehensive income. As at October 31, 2023 and 2022, the Company has no financial assets as FVTOCI.

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

ii.       Financial liabilities measured at fair value through profit or loss

A financial liability measured at fair value through profit or loss is initially measured at fair value with any associated transaction costs being recognized in profit or loss when incurred. Subsequently, the financial liability is re-measured at fair value, and a gain or loss is recognized in profit or loss in the reporting period in which it arises. As at October 31, 2023 and 2022, the Company has no financial liabilities at fair value through profit or loss.

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

Arras Minerals Corp. Notes to the Consolidated Financial Statements For years ended October 31, 2023 and 2022 (Expressed in United States dollars)

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

Company’s financial instruments classified as Level 1 in the fair value hierarchy are cash and cash equivalents, other receivable, prepaid expenses and deposits, loans to Ekidos, accounts payable and accrued liabilities, and due to related party. The lease liability is classified as Level 3 financial instruments. The carrying values approximate the fair values due to the short-term maturity of these instruments. There were no transfers between fair value levels during the years ended October 31, 2023 and 2022.

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

Arras Minerals Corp. Notes to the Consolidated Financial Statements For years ended October 31, 2023 and 2022 (Expressed in United States dollars)

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

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows to be derived from continuing use of the asset or CGU are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Fair value less cost to sell is the amount obtainable from the sale of an asset or CGU in an arm’s length transaction between knowledgeable, willing parties, less the cost of disposal. When a binding sale agreement is not available, fair value less costs to sell is estimated using a discounted cash flow approach with inputs and assumptions consistent with those at market. If the recoverable amount of an asset or CGU is estimated to be less than its carrying amount, the carrying amount of the asset or CGU is reduced to its recoverable amount. An impairment loss is recognized immediately in profit or loss. Where an impairment loss subsequently reverses, the carrying amount of the asset or CGU is increased to the revised estimate of its recoverable amount, such that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized.

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

Arras Minerals Corp. Notes to the Consolidated Financial Statements For years ended October 31, 2023 and 2022 (Expressed in United States dollars)

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

j)	Share-based compensation

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

Equity-settled share-based compensation arrangements such as the Company’s stock option plan and restricted share unit (“RSUs”) plan are measured at fair value at the date of grant and recorded within equity. The restricted share unit plan includes restricted share units without performance-based criteria. The fair value at grant date of all share-based compensation is recognized as compensation expense over the vesting period, with a corresponding credit to shareholders’ equity. The amount recognized as an expense is adjusted to reflect share options forfeited.

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

Arras Minerals Corp. Notes to the Consolidated Financial Statements For years ended October 31, 2023 and 2022 (Expressed in United States dollars)

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

The consolidated financial statements include accounts of the Company and its wholly owned subsidiaries, Ekidos, from the date of acquisition on February 3, 2022 and Arras Metals from the date of incorporation.

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

Arras Minerals Corp. Notes to the Consolidated Financial Statements For years ended October 31, 2023 and 2022 (Expressed in United States dollars)

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

In May 2021, the IASB issued Deferred Tax related to Assets and Liabilities Arising from a Single Transaction which amended IAS 12, Income Taxes (“IAS 12”). The amendments narrowed the scope of the recognition exemption in IAS 12, relating to the recognition of deferred tax assets and liabilities, so that it no longer applies to transactions that, on initial recognition, give rise to equal taxable and deductible temporary differences such as leases and reclamation and closure cost provisions. The amendments are effective for annual reporting periods beginning on or after January 1, 2023 to transactions that occur on or after the beginning of the earliest comparative period presented. Earlier application is permitted. At this time, the Company does not expect this standard to affect the Company’s financial position, results of operations or cash flows and disclosures.

Other recent accounting pronouncements issued by the IASB did not or are not expected to have a significant impact on the Company’s present or future consolidated financial statements.

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

The determination of the Company’s and its subsidiaries’ functional currency is a matter of judgment based on an assessment of the specific facts and circumstances relevant to determining the primary economic environment of the Company. The Company reconsiders the functional currencies used when there is a change in events and conditions considered in determining the primary economic environment of the entities.

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

Arras Minerals Corp. Notes to the Consolidated Financial Statements For years ended October 31, 2023 and 2022 (Expressed in United States dollars)

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

ix)	Related party transactions

Silver Bull incurs certain expenditures on behalf of the Company (note 14). If specific identification of the expenses is not practicable, a proportional cost allocation based on management's estimation is applied. A change to the cost allocation could impact the Company's operating expenses.

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

Arras Minerals Corp. Notes to the Consolidated Financial Statements For years ended October 31, 2023 and 2022 (Expressed in United States dollars)

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

The fair value of the assets at the date of transfer was as follows:

Mineral properties	$327,690
Mining equipment	45,647
Computer equipment and software	9,331
Loans to Ekidos (the “Silver Bull Loans”) (Note 8)	985,000

Net assets acquired	$1,367,668

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

Arras Minerals Corp. Notes to the Consolidated Financial Statements For years ended October 31, 2023 and 2022 (Expressed in United States dollars)

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

Under the terms of the Beskauga Option Agreement, the exploration expenditure requirements and incurred are summarized as follows:

Period	Annual Expenditure Required	Cumulative Expenditure Required	Annual Expenditure Incurred	Cumulative Expenditure Incurred
By January 26, 2022 (1 year from Closing Date)	$2 million	$2 million (met)	$3.59 million	$3.59 million
By January 26, 2023 (2 years from Closing Date)	$3 million	$5 million (met)	$3.39 million	$7.92 million
By January 26, 2024 (3 years from Closing Date)	$5 million	$10 million	$1.99 million	$9.91 million
By January 26, 2025 (4 years from Closing Date)	$5 million	$15 million	n/a	$9.91 million

As of October 31, 2023, approximately $9.91 million of the required expenditures have been incurred under the Beskauga Option Agreement, via investment agreements with Dostyk LLP under the Beskauga Option Agreement, the holder of the Beskauga exploration license, expenditure incurred by Arras and expenditures incurred by Ekidos in relation to the Stepnoe and Ekidos properties. Subsequent to year end, the full third year Cumulative Expenditure Requirement of $10 million was incurred and the option remains in good standing. These amounts are non-interest bearing and the Company doesnm’t expect the investment to be repaid.

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

Arras Minerals Corp. Notes to the Consolidated Financial Statements For years ended October 31, 2023 and 2022 (Expressed in United States dollars)

7.	PREPAID EXPENSES AND DEPOSITS

	October 31, 2023	October 31, 2022
General insurance	$29,229	$28,900
Other prepaid deposits - current	71,349	34,576
Exploration license insurance - current	117,844	91,095
Prepaid expenses and deposits – current	218,422	154,571
Prepaid deposits - non-current	33,481	33,481
Exploration license insurance - non-current	497,300	560,000
Prepaid expenses and deposits – non-current	530,781	593,481
Total prepaid expenses and deposits	$749,203	$748,052

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

9.	OFFICE AND EQUIPMENT

	Mining Equipment	Computer Equipment and Software	Office Equipment	Vehicles	Total
Cost
Balance, October 31, 2021	117,502	9,331	—	—	$126,833
Acquisition (Note 4)	—	—	—	42,184	42,184
Additions	—	—	7,282	36,503	43,785
Balance, October 31, 2022	117,502	9,331	7,282	78,687	212,802
Additions	4,666	—		24,545	29,211
Balance, October 31, 2023	122,168	9,331	7,282	103,232	$242,013

Accumulated depreciation
Balance, October 31, 2021	14,033	7,634	—	—	$21,667
Depreciation expense	23,500	1,697	1,618	6,020	32,835
Balance, October 31, 2022	37,533	9,331	1,618	6,020	54,502
Depreciation expense	24,200	—	2,427	13,705	40,332
Balance, October 31, 2023	61,733	9,331	4,045	19,725	$94,834

Net book value
Balance, October 31, 2022	79,969	—	5,664	72,667	$158,300
Balance, October 31, 2023	60,435	—	3,237	83,507	$147,179

During the year ended October 31, 2023, the Company acquired mining equipment of $4,666 and vehicles of $24,545. Included in exploration expenses is $37,905 (2022 - $31,217) of depreciation on mining equipment and vehicles.

During the year ended October 31, 2022, the Company acquired vehicles of $42,184 from acquisition of Ekidos. (Note 4). As of October 31, 2022, software of $1,955 and office equipment of $799 had been expensed.

Arras Minerals Corp. Notes to the Consolidated Financial Statements For years ended October 31, 2023 and 2022 (Expressed in United States dollars)

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

Balance, October 31, 2021	$651,603
Acquisition of Ekidos (Note 4)	4,383,656
Balance, October 31, 2022	$5,035,259
Balance, October 31, 2023 and 2022	$5,035,259

Additionally, the Company holds its interest in the Stepnoe and Ekidos properties through the Stepnoe and Ekidos Joint Venture Agreement (the “Stepnoe and Ekidos JV Agreement”), and the Akkuduk, Nogurbek, Maisor, Elemes, Aktasty, Besshoky, Aimandai and South Bozshakol properties through the Maikain Joint Venture Agreement (the “Maikain JV Agreement”).

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

The Company (through Ekidos LLP) and Copperbelt have initial participating interests in the joint venture of 80% and 20%, respectively. Pursuant to the Stepnoe and Ekidos JV Agreement, once the Company spends a minimum of $3,000,000 on either the Stepnoe or Ekidos property, the Company has the option to acquire Copperbelt’s participating interest in such property for $1,500,000. As of October 31, 2023, approximately $1,219,000 of the required expenditures have been incurred under the Beskauga Option Agreement (Note 6).

The Stepnoe and Ekidos JV Agreement shall terminate automatically upon there being one participant in the joint venture, or by written agreement between the parties.

On November 11, 2023, the Stepnoe and Ekidos JV Agreement was amended to allow for financing and third- party support of exploration and development activities on some or all of the JV licenses.

Maikain JV Agreement

On May 20, 2021, Ekidos LLP entered into the Maikain JV Agreement with Orogen LLP, a company incorporated under the laws of Kazakhstan, in connection with, among other things, mineral license applications for, and further exploration and evaluation of, certain properties in an area of interest, including the Akkuduk, Nogurbek, Maisor, Elemes, Aktasty, Besshoky, Aimandai and South Bozshakol properties located in Kazakhstan. The following exploration licenses have been granted for an initial six-year period, with the possibility of a five-year extension.

Arras Minerals Corp. Notes to the Consolidated Financial Statements For years ended October 31, 2023 and 2022 (Expressed in United States dollars)

The Company (through Ekidos LLP) and Orogen LLP have initial participating interests in the Maikain joint venture of 80% and 20%, respectively. Pursuant to the Maikain JV Agreement, once the Company spends a minimum of $3,000,000 on a property in the area of interest, the Company has the option to acquire Orogen LLP’s participating interest in such property for $1,500,000. As of October 31, 2023, approximately $1,534,000 of the required expenditures have been incurred.

The Maikain JV Agreement shall terminate automatically upon the earlier of (i) there being one participant in the joint venture, (ii) by written agreement between the parties, or (iii) May 20, 2024.

On November 11, 2023, the Maikain JV Agreement was amended to accommodate the Teck Alliance Agreement to allow for third-party financing and support of exploration and development activities on some or all of the JV licenses. The amended agreement also clarifies that the Maikain JV Agreement shall not terminate and will continue in full force and effect with respect to any mineral licenses held by or on behalf of the Maikain joint venture as of the date of expiry (May 20, 2024).

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

The continuity of the ROU asset and lease liability for the years ended October 31, 2023 and 2022 is as follows:

 Right-of-use asset

Value of ROU asset as of October 31, 2021	$—
Additions	319,521
Depreciation	(53,253)

Value of ROU asset as of October 31, 2022	266,268
Depreciation	(79,880)
Value of ROU asset as of October 31, 2023	$186,388

Lease liability

Lease liability recognized as of October 31, 2021	$—
New office lease	319,521
Lease payments	(63,250)
Lease interest	17,270

Lease liability recognized as of October 31, 2022	273,541
Lease payments	(94,875)
Lease interest	24,221
Lease liability recognized as of October 31, 2023	$202,887

Current portion	$78,068
Non-current portion	124,819
Closing balance	$202,887

Undiscounted lease payment obligations

Less than one year	$97,748
One to three years	132,820

Total undiscounted lease liabilities	$230,568

Arras Minerals Corp. Notes to the Consolidated Financial Statements For years ended October 31, 2023 and 2022 (Expressed in United States dollars)

12.	SHARE CAPITAL

a)	Authorized

Unlimited number of common shares and an unlimited number of preferred shares, without par value.

b)	Issued and outstanding

Preferred shares

No preferred shares have been issued.

Common shares

As of October 31, 2023 and 2022, there were 68,504,400 and 52,566,150 common shares issued and outstanding, respectively.

During the year ended October 31, 2023, the following transactions occurred:

From November 10, 2022 to December 16, 2022, the Company completed a series of tranches of a private placement, issuing a total of 15,938,250 common shares at a price of $CDN 0.45 per common share for gross proceeds of $CDN 7,172,213 ($5,340,350). The Company paid finder’s fees totaling $CDN 84,432 ($61,629) to agents with respect to certain purchasers who were introduced to the Company. The Company incurred other offering costs associated with this private placement in the amount of $43,749.

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

As at October 31, 2023, 1,499,374 (2022 - 2,249,056) of the Company’s common shares were held in escrow, to be released as follows:

●	1/4 of remaining escrow securities on the 18-month anniversary of the Listing Date (released subsequent to year-end);
●	1/3 of remaining escrow securities on the 24-month anniversary of the Listing Date;
●	1/2 of remaining escrow securities on the 30-month anniversary of the Listing Date; and
●	The remaining escrow securities on the 36-month anniversary of the Listing Date.

Arras Minerals Corp. Notes to the Consolidated Financial Statements For years ended October 31, 2023 and 2022 (Expressed in United States dollars)

c)	Stock options

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

No options were granted or exercised during the year ended October 31, 2023.

During the year ended October 31, 2022, the Company granted options to acquire 700,000 common shares with a weighted-average grant-date fair value of $0.32 per share and a weighted-average exercise price of $0.56 ($CDN 0.73) per share pursuant to the Plan.

No options were exercised during year ended October 31, 2022

Stock option transactions are summarized as follows:

	Number of Options	Weighted Average Exercise Price
Balance, October 31, 2021	5,060,000	0.40 ($CDN 0.50)
Granted	700,000	0.56 ($CDN 0.73)
Cancelled	(300,000)	0.40 ($CDN 0.50)
Balance, October 31, 2022	5,460,000	0.39 ($CDN 0.53)
Cancelled	(300,000)	0.40 ($CDN 0.50)
Balance, October 31, 2023	5,160,000	0.39 ($CDN 0.53)

The following options were outstanding and exercisable at October 31, 2023:

Grant Date	Expiry Date	Exercise Price	Number of Options Outstanding	Number of Options Exercisable	Weighted Average Remaining Life
April 15, 2021	April 14, 2026	$CDN 0.50 ($0.36)	3,500,000	3,500,000	2.45
August 5, 2021	August 4, 2026	$CDN 0.50 ($0.36)	800,000	800,000	2.76
September 24, 2021	September 23, 2026	$CDN 0.50 ($0.36)	160,000	160,000	2.90
December 7, 2021	December 7, 2026	$CDN 1.00 ($0.72)	100,000	66,666	3.10
March 2, 2022	March 2, 2027	$CDN 1.00 ($0.72)	300,000	200,000	3.34
September 22, 2022	September 22, 2027	$CDN 0.35 ($0.25)	300,000	200,000	3.90
			5,160,000	4,926,666	2.66

Arras Minerals Corp. Notes to the Consolidated Financial Statements For years ended October 31, 2023 and 2022 (Expressed in United States dollars)

The following options were outstanding and exercisable at October 31, 2022:

Grant Date	Expiry Date	Exercise Price	Number of Options Outstanding	Number of Options Exercisable	Weighted Average Remaining Life
April 15, 2021	April 14, 2026	$CDN 0.50 ($0.40)	3,700,000	2,466,666	3.45
August 5, 2021	August 4, 2026	$CDN 0.50 ($0.40)	800,000	533,334	3.76
September 24, 2021	September 23, 2026	$CDN 0.50 ($0.40)	260,000	173,332	3.90
December 7, 2021	December 7, 2026	$CDN 1.00 ($0.79)	100,000	33,333	4.10
March 2, 2022	March 2, 2027	$CDN 1.00 ($0.79)	300,000	100,000	4.34
September 22, 2022	September 22, 2027	$CDN 0.35 ($0.26)	300,000	100,000	4.90
			5,460,000	3,406,665	3.66

The weighted average remaining contractual life for options outstanding is 2.66 years and 3.66 years, ended October 31, 2023 and 2022, respectively.

The total fair value of options granted during the year ended October 31, 2023, was $nil (2022 – $226,528), of which $nil (2022 - $140,788) was recognized in share-based payments in the consolidated statement of comprehensive loss with a corresponding increase in reserves. The remaining amount of $nil (2022 - $85,740) will be expensed as the remaining unvested options vest.

As of October 31, 2023, there is a total remaining unrecognized compensation expenses of $16,410 (2022 - $185,313) which will be expensed in future reporting periods.

Total share-based payments recognized during the year ended October 31, 2023, was $156,718 (2022 – $493,154) which was expensed in the consolidated statements of loss and comprehensive loss.

The Company applies the fair value method using the Black-Scholes Option Pricing Model in accounting for its stock options granted. Accordingly, share-based payments of $54,922 (2022 - $204,396) were recognized as personnel expenses for options granted to employees, $86,145 (2022 - $186,988) were recognized in directors’ fees for options granted to directors and $15,651 (2022 - $101,770) was recognized as exploration for options granted to employees and consultants for the year ended October 31, 2023.

A summary of the range of assumptions used to value stock options granted for the years ended October 31, 2023 and 2022 is as follows:

Options	For the Year Ended October 31, 2023	For the Year Ended October 31, 2022
Expected volatility	—	78% - 80%
Risk-free interest rate	—	1.23% - 3.70%
Expected life (in years)	—	3 – 5
Dividend rate	—	—

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

d)	Restricted shares units (“RSUs”)

On February 24, 2023, the Company granted 414,984 equity-settled RSUs to officers, in accordance with the Company’s Equity Incentive Plan. The grant date fair value of the RSUs was $CDN 0.47. RSUs are awards for service which upon vesting and settlement entitle the recipient to receive common shares. Vesting conditions for RSUs are set by the Board but must be at least one year following the grant date. The RSUs granted vest in a single tranche, one year from the grant date.

Compensation expense for RSUs was $97,657 for the year ended October 31, 2023 (2022 – $nil) and is presented as personnel costs.

At October 31, 2023, the following RSUs were outstanding:

	Number of RSUs Outstanding		Fair Value Per Arras Share issuable
Balance, October 31, 2022 and 2021	—	$CDN	—
Granted	414,984	$CDN	0.47
Balance, October 31, 2023	414,984	$CDN	0.47

Arras Minerals Corp. Notes to the Consolidated Financial Statements For years ended October 31, 2023 and 2022 (Expressed in United States dollars)

e)	Shares issuable for Silver Bull Warrants

Pursuant to the Distribution (Note 5), warrant holders will receive, upon exercise of any Silver Bull Warrant, one Silver Bull common share and one common share of the Company. The Company will receive $0.25 of the proceeds from the exercise of each of these warrants.

A continuity of the Company’s shares issuable for Silver Bull Warrants is as follows:

Warrants	Shares	Weighted Average Exercise Price Per Arras share issuable	Weighted Average Exercise Price Per Silver Bull Share issuable
Balance, October 31, 2021	1,971,289	$0.25	$0.34
Balance, October 31, 2023 and 2022	1,971,289	$0.25	$0.34

No warrants were issued or exercised during the years ended October 31, 2023 and 2022.

The following warrants were outstanding at October 31, 2023:

Expiry Date	Exercise Price	Number of Options Outstanding	Weighted Average Remaining Life
October 27, 2025	$0.25	1,971,289	1.99

13.	INCOME TAXES

Income tax expense differs from the amount that would be computed by applying the Canadian statutory income tax rate of 27.00% to loss before income taxes.

	For the Year Ended October 31, 2023	For the Year Ended October 31, 2022

Loss before income taxes	$(5,717,000)	$(5,946,000)
Statutory income tax rate	27.00%	27.00%

Income tax benefit computed at statutory tax rate	(1,543,000)	(1,605,000)
Differences between Canadian and foreign tax rates	249,000	206,000
Items not deductible for income tax purposes	762,000	692,000
Impact of foreign exchange	(155,000)	35,000
Unrecognized benefit of deferred income tax assets	687,000	672,000

Income tax benefit	$—	$—

Arras Minerals Corp. Notes to the Consolidated Financial Statements For years ended October 31, 2023 and 2022 (Expressed in United States dollars)

The Company recognizes tax benefits on losses or other deductible amounts where it is probable the Company will generate sufficient taxable income to utilize its deferred tax assets. The tax effected items that give rise to significant portions of the deferred income tax liabilities at October 31, 2023 and 2022 are presented below:

	For the Year Ended October 31, 2023	For the Year Ended October 31, 2022

Deferred tax liabilities:
Mineral properties	$(176,000)	$(176,000)
Office and equipment	(500)	(2,000)
Deferred tax assets:
Non-capital losses	176,500	178,000

Net deferred income tax liabilities	$—	$—

Significant unrecognized tax benefits and unused tax losses for which no deferred tax asset is recognized as of October 31, 2023 and 2022 are as follows:

	For the Year Ended October 31, 2023	For the Year Ended October 31, 2022

Share issuance costs	$56,000	$40,000
Office and equipment	25,000	19,000
Non-capital losses carried forward	1,594,000	1,039,000

Unrecognized deductible temporary differences	$1,675,000	$1,098,000

The Company has available Canadian net operational losses of approximately $4,871,781 (2022 - $3,735,000) that may be applied to reduce future taxable income. If these losses are not used to offset future income, they will expire in various years between 2042 and 2044. The Company has available Kazakhstani net operational losses of approximately $nil (2022 - $156,000) that may be applied to reduce future taxable income If these losses are not used to offset future income, they will expire in 2033.

14.	RELATED PARTY TRANSACTIONS

Included in accounts payable and accrued liabilities at October 31, 2023 is $278,026 (2022 - $267,806) due to officers and directors of the Company for their compensation and services.

As at October 31, 2023, due to related party consists of $57,853 due to Silver Bull for shared employees’ salaries and office expenses (2022 – $23,196). The balance of due to and from related party is interest free and is to be repaid on demand.

During the years ended October 31, 2023 and 2022, expenses totalling $266,900 and $355,754 were incurred by Silver Bull on the Company’s behalf, which was offset by an incurred shared office rent. If specific identification of expenses is not practicable, a proportional cost allocation based on management’s estimation is applied.

	For the Year Ended October 31, 2023	For the Year Ended October 31, 2022
Directors’ fees	$—	$8,998
Personnel	285,015	330,470
Office and administrative	30,070	47,502
Office rent reimbursement	(48,185)	(31,216)
	$266,900	$355,754

Arras Minerals Corp. Notes to the Consolidated Financial Statements For years ended October 31, 2023 and 2022 (Expressed in United States dollars)

During the years ended October 31, 2023 and 2022, the Company paid or accrued the following amounts to officers, directors or companies controlled by officers and/or directors:

	For the Year Ended October 31, 2023	For the Year Ended October 31, 2022
Share-based payment	$136,696	$373,180
Directors’ fees	125,715	119,011
Personnel	895,579	813,850
	$1,157,990	$1,306,041

15.	COMMITMENTS AND CONTINGENCIES

Contractual obligated per calendar year requirements as at October 31, 2023 are as follows:

	< 1 year $	1-2 years $	2-3 years $	3-4 years $	4-5 years $	Thereafter $	Total $
Lease commitments (Note 11)	98,000	100,000	33,000	—	—	—	231,000
Beskauga Option agreement commitments (Note 6)	90,000	5,000,000	—	—	—	—	5,090,000
Exploration licenses expenditure commitments	534,000	1,862,000	2,276,000	2,300,000	1,641,000	516,000	9,129,000
	722,000	6,962,000	2,309,000	2,300,000	1,641,000	516,000	14,450,000

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

As at October 31, 2023, cash and cash equivalents consist of guaranteed investment certificates (the “GIC”) of $60,511 (2022 – $66,077) and $229,721 in cash (2022 - $358,047) held in bank accounts. The GIC is a 90-day cashable term deposit with an interest rate at 4.9%, as of October 31, 2023.

	For the Year Ended October 31, 2023	For the Year Ended October 31, 2022

Supplemental Information
Interest paid	$—	$—
Income taxes paid	—	—
Non-cash investing and financing activities
Shares issued to agent	$—	$36,635
Right-of-use assets recognized (Note 11)	—	319,521

Arras Minerals Corp. Notes to the Consolidated Financial Statements For years ended October 31, 2023 and 2022 (Expressed in United States dollars)

17.	FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash and cash equivalents, accounts payable and accrued liabilities, lease liability, and due to related party. The Company’s risk exposure and the impact on the Company’s financial instruments are summarized below.

a)	Credit risk

Credit risk is the risk of financial loss to the Company if a counter party to a financial instrument fails to meet its payment obligations. The Company is exposed to credit risk with respect to its cash and cash equivalents. Management believes that the credit risk concentration with respect to cash and cash equivalents is remote as it maintains accounts with highly rated financial institutions. Cash and cash equivalents are denominated in $USD, $CDN and Kazakh Tenge, and consist of guaranteed investment certificates for the terms of less than 100 days acquired from a Canadian financial institution.

b)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying its financial obligations as they become due. The Company manages its liquidity risk by forecasting cash flows from operations and anticipating investing and financing activities. As at October 31, 2023, the Company had net working capital deficit of $134,000 (2022 – net working capital of $19,000) and cash and cash equivalents of $290,000 (2022 - $424,000), and is exposed to significant liquidity risk at this time. Furthermore, as the Company is in the exploration stage, it will periodically have to raise funds to continue operations and intends to raise further financing through equity offerings.

Accounts payable and accrued liabilities and due to related party are non-interest-bearing and are normally settled on 30-day terms.

c)	Market risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: interest rate risk, foreign currency risk and other price risk. The Company is not currently exposed to any significant interest rate risk or other price risk. The Company is exposed to foreign currency risk with respect to cash denominated in Canadian dollars. As at October 31, 2023 and 2022, a 10% strengthening (weakening) of the Canadian dollar against the United States dollar would have increased (decreased) the Company’s comprehensive loss by approximately $20,000 and $7,000 for the year ended October 31, 2023 and 2022, respectively.

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

e)	Fair value hierarchy

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

The Company’s financial instruments classified as Level 1 in the fair value hierarchy are cash and cash equivalents, accounts payable and accrued liabilities, and due to related party. The lease liability is classified as Level 3 financial instruments. The carrying values approximate the fair values due to the short-term maturity of these instruments except the lease liability. There were no transfers between fair value levels during the year ended October 31, 2023.

Arras Minerals Corp. Notes to the Consolidated Financial Statements For years ended October 31, 2023 and 2022 (Expressed in United States dollars)

18.	CAPITAL MANAGEMENT

The Company defines its capital as shareholders’ equity. Capital requirements are driven by the Company’s general operations and exploration. To effectively manage the Company’s capital requirements, the Company monitors expenses and overhead to ensure costs and commitments are being paid. The Company is not subject to any externally imposed capital requirements. The Company did not change its approach to capital management during the year ended October 31, 2023.

19.	SEGMENTED INFORMATION

Operating segments

The Company operated in a single reportable operating segment - the acquisition, exploration and evaluation of mineral properties, with its head office function in Canada. As at October 31, 2023, the Company’s exploration and evaluation assets are currently located in Kazakhstan.

The following table details the allocation of assets included in the accompanying consolidated statement of financial position at October 31, 2023:

	Canada	Kazakhstan	Total
Cash and cash equivalents	$208,000	$83,000	$291,000
Other receivables	11,000	—	11,000
Prepaid expenses	41,000	178,000	219,000
Office and equipment	64,000	84,000	148,000
Minerals properties	—	5,035,000	5,035,000
Right-of use assets	186,000	—	186,000
Other non-current assets	33,000	—	33,000
Prepaid expense non-current	—	497,000	497,000
	$543,000	$5,969,000	$6,420,000

The following table details the allocation of assets included in the accompanying consolidated statement of financial position at October 31, 2022:

	Canada	Kazakhstan	Total
Cash and cash equivalents	$237,000	$188,000	$425,000
Other receivables	19,000	35,000	54,000
Prepaid expenses	29,000	91,000	120,000
Office and equipment	86,000	73,000	159,000
Minerals properties	—	5,035,000	5,035,000
Right-of use assets	266,000	—	266,000
Other non-current assets	33,000	—	33,000
Prepaid expense non-current	—	560,000	560,000
	$670,000	$5,981,000	$6,651,000

Arras Minerals Corp. Notes to the Consolidated Financial Statements For years ended October 31, 2023 and 2022 (Expressed in United States dollars)

20.	SUBSEQUENT EVENTS

On December 7, 2023. the Company entered into the Teck Alliance Agreement with Teck and received $1.5 million cash, primarily for the reimbursement of certain related expenses made by the Company prior to the Teck Alliance Agreement until December 31, 2023. Upon the terms and subject to the conditions set forth in the Teck Alliance Agreement, in order for Teck to earn and maintain its option, Teck must have contributed for the exploration expenditure of $5 million for two licenses packages totaling approximately 1,736 square kilometers located in Pavlodar, Kazakhstan before December 31, 2025 (the “Initial Exploration Period”). Of this, $2 million is a firm commitment to be completed in calendar year 2024. Funding is made on a quarterly basis based on the subsequent quarter’s exploration budget.

On the completion of the Initial Exploration Period, Teck may exercise an option in the Teck Alliance Agreement by selecting up to four designated properties up to 120 square kilometers each. Teck must have paid $500,000 for each designated property to the Company as an additional reimbursement for the previously invested exploration expenditure.

Teck will have three options to earn and maintain its option:

●	“First Option”: Teck may elect to solely fund $5.5 million over the next two years ($2.5 million committed in Year 1) and on completion will be deemed to own 51% of the designated property,
●	“Second Option”: Teck may elect to solely fund $18 million over the next three years ($5 million committed in Year 1) to earn an additional 14% (total of 65%) of the designated property,
●	“Third Option”: Teck may elect to solely fund $24 million over four years ($6 million committed in Year 1) to earn an additional 10% (total of 75%) of the designated property.

If Teck elects not to continue with the Teck Alliance Agreement before December 31, 2025, the license will remain 100% owned by the Company. The exploration programs will be initially managed by the Company, with Teck being able to approve the exploration program funded by it. Thereafter, Teck will have the right to assume the role of manager. If the Teck Alliance Agreement is terminated by Teck without cause at the Initial Exploration Period, the Company is under no obligation to reimburse Teck for amounts contributed under the Teck Alliance Agreement. On February 9, 2024, the Company has received a second payment of $626,000 from Teck pursuant to the Teck Alliance Agreement to fund the alliance exploration activities for the first calendar quarter of 2024.

Subsequent to year end, Ekidos was granted the following additional exploration licenses, all located in Kazakhstan:

●	Tay, 2241-EL
●	Beskauga West, 2345-EL
●	Beskauga East, EL-2346
●	Karatol-3, 2367-EL

These licenses have been granted for initial 6-year periods, with the possibility of 5-year extensions.

As of January 26, 2024, the Company met the three-year cumulative expenditure requirements under the Beskauga Option Agreement.

